As filed with the Securities and Exchange Commission on September 11, 2006

Registration No. 333-136523

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

AMENDMENT NO. 1
TO
FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CHOICEONE FINANCIAL SERVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	38-2659066 (IRS Employer Identification Number)

109 East Division
Sparta, Michigan 49345
(616) 887-7366
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Copies of communications to:
Linda R. Pitsch	Jeffrey A. Ott
Senior Vice President	Warner Norcross & Judd LLP
109 East Division	111 Lyon Street, N.W. Suite 900
Sparta, Michigan 49345	Grand Rapids, Michigan 49503-2487
(616) 887-7366	(616) 752-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

PROSPECTUS AND PROXY STATEMENT

Special Meeting of Shareholders of
VALLEY RIDGE FINANCIAL CORP.
In Connection with an Offering of up to
1,585,590 Shares
of
CHOICEONE FINANCIAL SERVICES, INC.
Common Stock Without Par Value

          The Board of Directors of Valley Ridge Financial Corp. ("Valley Ridge") is furnishing this Prospectus and Proxy Statement and the accompanying form of proxy on or about September 15, 2006, as a proxy statement to the shareholders of Valley Ridge to solicit proxies to vote at a special meeting of Valley Ridge's shareholders to be held on October 12, 2006, and at any adjournments thereof. At the special meeting, the shareholders of Valley Ridge will be asked to consider and approve an Agreement and Plan of Merger (the "Plan of Merger") with ChoiceOne Financial Services, Inc. ("ChoiceOne") pursuant to which Valley Ridge would be merged with and into ChoiceOne (the "Merger"). The Plan of Merger has already been approved by ChoiceOne's board of directors and is not required to be submitted to its shareholders for approval.

          This Prospectus and Proxy Statement, when delivered to shareholders of Valley Ridge, is a prospectus of ChoiceOne relating to an offering of ChoiceOne Common Stock, without par value. This offering is made only to the holders of Valley Ridge Common Stock. (See "The Merger")

          If the Merger is consummated, each share of Valley Ridge Common Stock which is outstanding immediately prior to the effective time of the Merger will be converted into 8.5 shares of ChoiceOne Common Stock, subject to payment in cash for fractional shares. Pursuant to the Plan of Merger, Valley Ridge is also permitted and expects to declare a special cash dividend equal to, in the aggregate, $10 million to the Valley Ridge shareholders prior to closing (the "Special Dividend").

          The ChoiceOne Common Stock that will be issued to Valley Ridge's shareholders in connection with the Merger is traded in the over-the-counter bulletin board market. There is no well-established public trading market for ChoiceOne Common Stock and trading activity is infrequent.

          Valley Ridge shareholders should see "Risk Factors" beginning on page 10 for a discussion of factors that they should consider with respect to the ChoiceOne Common Stock offered by this Prospectus and Proxy Statement. Consummation of the Merger is subject to approval of the Plan of Merger by the shareholders of Valley Ridge, regulatory approvals and certain other conditions. (See "The Merger--Conditions to the Merger and Abandonment")

          In the opinion of Donnelly Penman & Partners, the consideration to be offered and received in the Merger is fair, from a financial point of view, to the shareholders of Valley Ridge. (See "The Merger--Fairness Opinion of Donnelly Penman & Partners")

          Your vote is important. Approval of the proposed Merger requires the affirmative vote of a majority of the outstanding shares of Valley Ridge Common Stock. Whether or not you expect to attend the meeting in person, please sign and date the enclosed Proxy and mail it promptly in the enclosed envelope.

          The shares of ChoiceOne Common Stock to be issued in the Merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus and Proxy Statement is dated September 14, 2006

AVAILABLE INFORMATION

          ChoiceOne is currently subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended. ChoiceOne has filed a Registration Statement with the Securities and Exchange Commission (the "Commission") relating to the ChoiceOne Common Stock offered in connection with the proposed Merger described in this Prospectus and Proxy Statement. This Prospectus and Proxy Statement does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information about ChoiceOne, Valley Ridge, and their respective securities. The Registration Statement is available at http://www.sec.gov. Valley Ridge shareholders can also obtain copies of all or part of the Registration Statement upon written or oral request directed to Thomas Lampen, Treasurer, ChoiceOne Financial Services, Inc., 109 East Division, Sparta, Michigan 49345, (616) 887-7366. A shareholder making such a request must request the information at least five business days prior to the date they must make their investment decision to ensure timely delivery. Accordingly, the deadline for a Valley Ridge shareholder to make a request is October 5, 2006.

VALLEY RIDGE FINANCIAL CORP.

450 W. Muskegon
Kent City, Michigan 49330

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Valley Ridge Financial Corp.:

          A special meeting of shareholders of Valley Ridge Financial Corp. will be held at Moss Ridge Golf Club, 13545 Apple Avenue, Ravenna, Michigan, on October 12, 2006 at 10:00 a.m. local time, for the following purposes:

          1.          To consider and vote upon a proposal to approve an Agreement and Plan of Merger between Valley Ridge Financial Corp. and ChoiceOne Financial Services, Inc.

          2.          To transact such other business as may properly come before the meeting.

          The Board of Directors has established the close of business on September 1, 2006, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment thereof. Shareholders of Valley Ridge are entitled to assert dissenters' rights under the Michigan Business Corporation Act ("MBCA") with respect to the Merger as provided in and in compliance with the provisions of the MBCA.
By Order of the Board of Directors, Michael E. McHugh, Secretary

September 15, 2006

YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO
ATTEND THE MEETING, PLEASE SIGN, DATE AND
RETURN THE ENCLOSED PROXY PROMPTLY.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on?

A:

You are being asked to vote to approve an Agreement and Plan of Merger entered into between ChoiceOne and Valley Ridge (attached as Appendix A to this Prospectus and Proxy Statement). If the Plan of Merger is approved, Valley Ridge will merge with and into ChoiceOne.

Q:	If I own Valley Ridge Common Stock, what will I receive in the Merger?

A:

Each share of Valley Ridge Common Stock you own will be converted into 8.5 shares of ChoiceOne Common Stock, subject to payment in cash for fractional shares. Valley Ridge may and expects to declare a special cash dividend equal to, in the aggregate, $10,000,000 to the Valley Ridge shareholders prior to closing (the "Special Dividend"). This would equal approximately $53.60 per share, based upon the 184,495 shares of Valley Ridge Common Stock outstanding as of the date of the Plan of Merger and assuming that all of the 2,045 outstanding stock options of Valley Ridge Common Stock are exercised prior to the record date of the Special Dividend.

Q:	If I have been granted options to buy Valley Ridge Common Stock, what happens to the options in the Merger?

A:

Each outstanding option to acquire Valley Ridge Common Stock that is unexercised will, at the effective time of the Merger, be terminated and converted to a right to receive a cash amount equal to the difference between $153.00 and the applicable stock option exercise price.

Q:	What are the tax consequences of the Merger to me?

A:

Generally speaking, Valley Ridge shareholders will not recognize taxable income by reason of receiving shares of ChoiceOne Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares). Shares of ChoiceOne Common Stock that Valley Ridge shareholders receive in the Merger will have the same basis and holding period as the respective shares of Valley Ridge Common Stock surrendered in the Merger. However, any cash received by Valley Ridge shareholders from the Special Dividend or in lieu of fractional shares of ChoiceOne Common Stock will be taxable. You should carefully review the section of this Prospectus and Proxy Statement entitled "The Merger--Federal Income Tax Consequences." In addition, you should consult your own tax advisors for a full understanding of the tax consequences of the Merger.

Q:	Who can vote and what vote is required to approve the Plan of Merger?

A:

Valley Ridge shareholders of record on September 1, 2006, or the record date, are entitled to receive notice of and vote at the special meeting. The affirmative vote of the holders of a majority of the shares of Valley Ridge Common Stock outstanding as of the record date for the special meeting is required to approve the Plan of Merger.

Q:	What should I do now?

A:

After you have carefully read this Prospectus and Proxy Statement, simply indicate on your proxy card how you want to vote with respect to the Merger proposal. Complete, sign, date, and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the meeting. The Board of Directors of Valley Ridge unanimously recommends that Valley Ridge shareholders vote in favor of the Merger proposal.

Q:	Why is my vote important?

A:	If you do not return your proxy card at or prior to the special meeting, it will have the same effect as a vote against the Merger proposal.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:

Yes. If you have not voted through your broker, there are two ways for you to revoke your proxy and change your vote. First, you may send a written notice to the President of Valley Ridge stating that you would like to revoke your proxy, which notice must be received prior to the meeting date. Second, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:

Without instructions from you, your broker cannot vote your shares on the Merger proposal. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against the Merger proposal.

Q:	What risks should I consider before I vote on the Plan of Merger?

A:	We encourage you to read carefully the detailed information about the Merger contained in this Prospectus and Proxy Statement, including the section entitled "Risk Factors" beginning on page 10.

Q:	Do I have appraisal or dissenters' rights if I object to the Merger?

A:

Yes. Under Michigan law, shareholders of Valley Ridge may dissent from the proposed Merger and be paid the "fair value" for their shares of Valley Ridge Common Stock if the Merger is approved. To be entitled to this payment, you must not vote for approval of the Merger proposal and deliver a written notice of dissent to Valley Ridge at or before the special meeting. You should read carefully the section of this Prospectus and Proxy Statement entitled "Rights of Dissenting Shareholders."

Q:	Should I send in my stock certificates now?

A:

No. After the Merger is completed, we will send Valley Ridge shareholders written instructions for exchanging their stock certificates for ChoiceOne stock certificates. ChoiceOne shareholders will keep their existing stock certificates.

Q:	Whom should I contact with questions about the special meeting or the Merger?

A:	Valley Ridge Financial Corp. 450 W. Muskegon Kent City, Michigan 49330 Attn: President (616) 678-5911	ChoiceOne Financial Services, Inc. 109 E. Division Sparta, Michigan 49345 Attn: President (616) 887-7366

PROSPECTUS AND PROXY STATEMENT

Special Meeting of Shareholders of

VALLEY RIDGE FINANCIAL CORP.
450 W. Muskegon
Kent City, Michigan 49330
(616) 678-5911

To vote to approve
an Agreement and Plan of Merger
involving an Offering of Common Stock, without par value, of

CHOICEONE FINANCIAL SERVICES, INC.

INTRODUCTION AND SUMMARY

Introduction

          ChoiceOne Financial Services, Inc. ("ChoiceOne") and Valley Ridge Financial Corp. ("Valley Ridge") are furnishing this Prospectus and Proxy Statement and the accompanying form of proxy on or about September 15, 2006, to record holders of Valley Ridge common stock, without par value ("Valley Ridge Common Stock"), on September 1, 2006. The board of directors of Valley Ridge is soliciting proxies from its shareholders to vote at a special meeting of Valley Ridge shareholders, to be held on October 12, 2006 at Moss Ridge Golf Club, 13545 Apple Avenue, Ravenna, Michigan at 10:00 a.m., and at any adjournments thereof. In this Prospectus and Proxy Statement, ChoiceOne and Valley Ridge are each sometimes referred to as a "Corporation" and collectively as the "Corporations," and the combined surviving corporation is sometimes referred to as the "Combined Organization."

          The purpose of the special meeting of Valley Ridge's shareholders is to consider and vote on approval of the Agreement and Plan of Merger (the "Plan of Merger") attached as Appendix A to this Prospectus and Proxy Statement. The Plan of Merger provides for the merger of Valley Ridge with and into ChoiceOne (the "Merger"). Under the Plan of Merger, each share of Valley Ridge Common Stock that is outstanding immediately prior to the effective time of the Merger will be converted into 8.5 shares of ChoiceOne common stock, without par value ("ChoiceOne Common Stock"), subject to payment in cash for fractional shares. In addition, the Plan of Merger permits Valley Ridge's board of directors to declare a one-time special dividend equal to, in the aggregate, $10,000,000 (the "Special Dividend"). Based upon the 184,495 shares of Valley Ridge Common Stock outstanding as of the date of the Plan of Merger and assuming that all of the 2,045 outstanding stock options for Valley Ridge Common Stock are exercised prior to the record date for the Special Dividend, the Special Dividend would equal approximately $53.60 per share. Each share of ChoiceOne Common Stock that is outstanding immediately prior to the effective time of the Merger will remain outstanding after the Merger. Donnelly Penman & Partners ("Donnelly Penman") has rendered a written opinion that the consideration to be offered and received in the Merger is fair from a financial point of view to the shareholders of Valley Ridge. See "The Merger--Fairness Opinion of Donnelly Penman & Partners." Approval of the Plan of Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Valley Ridge Common Stock. (See "The Merger") It is not anticipated that any other matter will come before the special meeting. A majority of the issued and outstanding shares of Valley Ridge Common Stock represented in person or by proxy is required to constitute a quorum for the transaction of business at the special meeting of Valley Ridge's shareholders. As of August 25, 2006, directors and executive officers of Valley Ridge and their affiliates beneficially owned 29.40% of the outstanding shares of Valley Ridge Common Stock.

          ChoiceOne's board of directors unanimously voted to approve the Plan of Merger at its April 25, 2006, meeting. Valley Ridge's board of directors unanimously voted to approve the Plan of Merger at its April 25, 2006, meeting. (See "Voting and Management Information--Interests of Certain Persons.")

THE BOARD OF DIRECTORS OF VALLEY RIDGE UNANIMOUSLY
RECOMMENDS A VOTE FOR APPROVAL OF THE PLAN OF MERGER.

The Companies

ChoiceOne Financial Services, Inc.
109 East Division
P.O. Box 186
Sparta, Michigan 49345-0186
(616) 887-7366

          ChoiceOne is a Michigan corporation and bank holding company headquartered in Sparta, Michigan. ChoiceOne is the parent company of ChoiceOne Bank ("ChoiceOne Bank"). ChoiceOne Bank is the parent company of ChoiceOne Insurance Agencies, Inc. and ChoiceOne Mortgage Company of Michigan. ChoiceOne Bank also owns a 20% interest in West Shore Computer Services, Inc., a data processing company. ChoiceOne Bank operates 5 banking offices located in Sparta, Rockford, Comstock Park and Cedar Springs, Michigan. At June 30, 2006, ChoiceOne Bank had assets of $249.3 million, deposits of $188.0 million, and a net loan portfolio of $181.5 million, and its assets represented 99% of ChoiceOne's consolidated assets. At June 30, 2006, ChoiceOne, on a consolidated basis, had shareholders' equity of $22.1 million.

          ChoiceOne and ChoiceOne Bank are engaged in the business of commercial banking and other related activities. ChoiceOne Bank is a full service bank offering customary commercial banking services, which include mortgage banking, commercial and retail loans, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services, and safe deposit facilities. ChoiceOne's principal markets for financial services presently are the Michigan communities in which ChoiceOne Bank's offices are located and the areas immediately surrounding those communities.

          ChoiceOne has authorized capital stock consisting of 4,000,000 shares of ChoiceOne Common Stock, of which 1,660,974 shares were issued and outstanding on August 25, 2006, and 100,000 shares of preferred stock, none of which were issued or outstanding as of August 25, 2006. As of August 25, 2006, there were 606 record holders of shares of ChoiceOne Common Stock. ChoiceOne Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"), subject to applicable limitations. ChoiceOne Bank is a member of the Federal Reserve System.

          Upon consummation of the Merger, ChoiceOne would have approximately 3,246,564 shares issued and outstanding. This is based upon a conversion ratio for Valley Ridge Common Stock (8.5), as applied to the 186,540 shares of Valley Ridge Common Stock outstanding as of August 25, 2006, added to the 1,660,974 shares of ChoiceOne Common Stock outstanding as of August 25, 2006. The actual number of shares outstanding may vary in the event that either ChoiceOne or Valley Ridge issue stock pursuant to the exercise of stock options or if ChoiceOne issues common stock pursuant to its dividend reinvestment plan, or other director or employee benefit plans. ChoiceOne is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file reports containing financial and certain other information with the Securities and Exchange Commission (the "Commission").

Valley Ridge Financial Corp.
450 W. Muskegon
Kent City, Michigan 49330
(616) 678-5911

          Valley Ridge is a Michigan corporation and bank holding company headquartered in Kent City, Michigan. Valley Ridge is the parent company of Valley Ridge Bank ("Valley Ridge Bank"). Valley Ridge Bank is the parent company of Valley Ridge Mortgage Company, Valley Ridge Financial Services, Inc. and Valley Ridge Realty, Inc. Valley Ridge Bank also owns a 20% interest in West Shore Computer Services, Inc., a data processing company. Valley Ridge Bank operates 9 banking offices located in Kent City, Fremont, Ravenna, Coopersville, Grant, Sparta, Muskegon, Newaygo and White Cloud, Michigan. At June 30, 2006, Valley Ridge had assets of $214.1 million, deposits of $170.4 million, a net loan portfolio of $146.2 million, and shareholders' equity of $21.1 million.

          Valley Ridge and Valley Ridge Bank are engaged in the business of commercial banking and other related activities. Valley Ridge Bank is a full service bank offering customary commercial banking services, which include mortgage banking, commercial and retail loans, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services, and safe deposit facilities. Valley Ridge's principal markets for financial services presently are the Michigan communities in which Valley Ridge Bank's offices are located and the areas immediately surrounding those communities.

          Valley Ridge has authorized capital stock consisting of 1,500,000 shares of Valley Ridge Common Stock, of which 184,870 shares were issued and outstanding on August 25, 2006. As of August 25, 2006, there were 282 record holders of shares of Valley Ridge Common Stock. Valley Ridge Bank's deposits are insured by the FDIC, subject to applicable limitations. Valley Ridge Bank is a member of the Federal Reserve System.

Summary of Certain Aspects of the Merger

          Valley Ridge shareholders should consider the following summary in conjunction with the more detailed information appearing elsewhere in this Prospectus and Proxy Statement. See "The Merger."

          Background of the Merger. In late 2005, Richard L. Edgar, the President of Valley Ridge, contacted James A. Bosserd, the President of ChoiceOne, to explore the possibility of enhancing shareholder value for both organizations through an affiliation of ChoiceOne and Valley Ridge. Following preliminary discussions between Mr. Edgar and Mr. Bosserd, the board of directors of ChoiceOne submitted a proposal to Valley Ridge under which the two Corporations would merge. Valley Ridge's board of directors determined that ChoiceOne's proposal presented an excellent opportunity for enhancing shareholder value while preserving involvement in the Combined Organization of members of the communities served by Valley Ridge and ChoiceOne. After an exchange of information and preliminary negotiations, ChoiceOne and Valley Ridge entered into the Plan of Merger on April 25, 2006, following approval of the Plan of Merger by their respective boards of directors. ChoiceOne's board of directors and Valley Ridge's board of directors, and their respective representatives, negotiated the conversion ratio and other terms of the Plan of Merger on an arm's-length basis. The boards of directors of both ChoiceOne and Valley Ridge view the proposed Merger as a strategic merger of the two Corporations into the Combined Organization, not a purchase of Valley Ridge by ChoiceOne, and the transaction has been negotiated and structured accordingly.

          Consideration to be Received in the Merger. If the Merger is consummated, Valley Ridge will be merged with and into ChoiceOne. The surviving corporation will be ChoiceOne. The surviving corporation will own Valley Ridge Bank and all of the other assets of Valley Ridge as well as ChoiceOne Bank and all of the assets of ChoiceOne.

          Each share of Valley Ridge Common Stock outstanding at the time the Merger becomes effective will be converted into 8.5 shares of ChoiceOne Common Stock, subject to payment in cash for fractional shares. In the event that the number of shares of Valley Ridge Common Stock is greater than 184,495 for any reason other than as the result of the issuance of up to 2,045 shares of Valley Ridge Common Stock pursuant to the exercise of stock options that existed as of the date of the Plan of Merger, then the conversion ratio shall be adjusted accordingly. In addition, Valley Ridge is permitted under the Plan of Merger to declare a one-time special cash dividend to the Valley Ridge shareholders that equals, in the aggregate, $10,000,000 (the "Special Dividend"). Based upon the 184,495 shares of Valley Ridge Common Stock outstanding on the date of the Plan of Merger and assuming that all of the 2,045 outstanding stock options for Valley Ridge Common Stock are exercised prior to the record date for the Special Dividend, this would equal approximately $53.60 per share.

          Pursuant to the Plan of Merger, both Valley Ridge and ChoiceOne may declare and pay cash dividends upon shares of their common stock quarterly at a rate, in a manner, on dates and with respect to record dates consistent with their respective past practices. However, Valley Ridge is required by the Plan of Merger to adjust the record date for its regularly scheduled dividend with respect to the period in which the Merger will become effective if necessary to assure that Valley Ridge shareholders receive one and only one dividend (besides the Special Dividend) payable in, or with a record date occurring in, the quarter in which the Merger becomes effective.

          ChoiceOne will not issue fractional shares of ChoiceOne Common Stock in the Merger. A Valley Ridge shareholder who would otherwise be entitled to receive a fraction of a share of ChoiceOne Common Stock in the Merger will receive instead an amount of cash determined by multiplying that fraction by $18.00.

          ChoiceOne Common Stock. Holders of ChoiceOne Common Stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. Each holder of ChoiceOne Common Stock is entitled to one vote for each share held on each matter submitted for shareholder action. ChoiceOne Common Stock has no preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

          In the case of any liquidation, dissolution or winding up of the affairs of ChoiceOne, holders of ChoiceOne Common Stock will be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them.

          All outstanding shares of ChoiceOne Common Stock are, and shares to be issued pursuant to the Merger will be, when issued, fully paid and nonassessable.

          ChoiceOne's Restated Articles of Incorporation and Bylaws, as well as the Michigan Business Corporation Act (the "MBCA"), contain provisions designed to protect shareholders' rights, which could have an effect of delaying, deferring or preventing a change in control of ChoiceOne, including without limitation the classification of ChoiceOne's board of directors into three classes, with each class serving a staggered, three-year term. (See "The Merger--Provisions Affecting Control of ChoiceOne.")

          Fairness Opinion. The board of directors of Valley Ridge has engaged Donnelly Penman to render its opinion on the consideration to be received in the Merger. Donnelly Penman has rendered an opinion to the effect that the consideration to be offered and received in the Merger is fair from a financial point of view to the shareholders of Valley Ridge. The opinion of Donnelly Penman is attached as Appendix B to this Prospectus and Proxy Statement. For a more detailed description of this opinion, see "The Merger--Fairness Opinion of Donnelly Penman & Partners."

          Consummation of the Merger. Consummation of the Merger is subject to certain conditions, including among others that the shareholders of Valley Ridge approve the Plan of Merger, that necessary regulatory approvals be obtained, that no proceeding seeking to prevent the Merger be pending or threatened, that ChoiceOne and Valley Ridge obtain various ancillary certificates, opinions and agreements, and that holders of not more than 10% of the outstanding shares of Valley Ridge Common Stock shall have asserted dissenters' rights with respect to their shares under Section 762 of the MBCA. At any time prior to the effective time of the Merger, the boards of directors of ChoiceOne and Valley Ridge may by mutual consent abandon the Merger. In addition, for certain specified reasons the board of directors of either ChoiceOne or Valley Ridge may abandon the Merger. (See "The Merger--Conditions to the Merger and Abandonment.")

          It is expected that the closing of the Merger will occur, and the Merger will become effective, on or before November 30, 2006.

          Vote Required. Pursuant to the MBCA, the vote of the shareholders of ChoiceOne is not required to approve the Plan of Merger. Pursuant to the MBCA, the affirmative vote of the holders of a majority of the outstanding shares of Valley Ridge Common Stock is required to approve the Plan of Merger. The board of directors of Valley Ridge has fixed September 1, 2006, as the record date (the "Record Date") for purposes of determining those shareholders who will be entitled to vote at the special meeting of Valley Ridge shareholders to be held on October 12, 2006. Each share of Valley Ridge Common Stock will entitle the holder of record on the Record Date to one vote on each matter submitted for shareholder action at the shareholders' meeting. As of August 25, 2006, Valley Ridge's directors and executive officers and their affiliates held 29.40% of the outstanding shares of Valley Ridge Common Stock. (See "Voting and Management Information--Interests of Certain Persons.") Therefore, if all directors and executive officers of Valley Ridge and their affiliates vote the shares beneficially owned by them in favor of approval of the Plan of Merger, the affirmative vote of only an additional 20.61% of the outstanding shares of Valley Ridge Common Stock would be required to approve the Plan of Merger.

          As of the Record Date for the special meeting of Valley Ridge shareholders, there were 184,870 shares of Valley Ridge Common Stock outstanding held by 282 shareholders of record.

          Regulatory Approvals. Completion of the Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Merger cannot be completed for a period of 30 days after the date of the Federal Reserve Board's final approval unless the Department of Justice shortens this period to 15 days. During this period, the United States Department of Justice may review the competitive effects of the Merger to determine whether it will take action to block the Merger. The applications to obtain such approval have been filed with the Federal Reserve Board as of the date of this Prospectus and Proxy Statement. Although we do not know of any reason why we could not obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

          Dissenters' Rights. Under the provisions of Section 762 of the MBCA, any Valley Ridge shareholder may dissent from the proposed Merger and be paid the "fair value" of his or her shares if the Plan of Merger is approved by the shareholders of Valley Ridge and the proposed Merger is completed by complying with the procedures set forth in Sections 761 through 774 of the MBCA. To be entitled to payment of the fair value of shares of Valley Ridge Common Stock, a shareholder of Valley Ridge must not vote for approval of the Plan of Merger at the special meeting of shareholders and must deliver written notice of dissent to Valley Ridge at or before the special meeting. A shareholder may not dissent as to less than all of the shares of Valley Ridge Common Stock beneficially owned by him or her. A dissenting shareholder must also submit a written demand for payment, accompanied by certain representations and his or her stock certificates, to Valley Ridge within 30 days (or such longer period up to 60 days as may be permitted by the applicable Corporation) after notice is given to the shareholder of approval of the Plan of Merger. See "Rights of Dissenting Shareholders." If dissenters' rights are asserted with respect to more than 10% of the outstanding shares of Valley Ridge Common Stock, either Corporation may terminate the Plan of Merger and abandon the Merger. Shareholders of Valley Ridge who do not want to vote in favor of approval of the Plan of Merger, but who also do not wish to perfect dissenters' rights pursuant to the MBCA, would continue to have the ability to sell their shares in the open market until the Merger becomes effective if approved.

          Shareholders of Valley Ridge who would like to assert dissenters' rights may send a written notice of dissent to Mr. Richard L. Edgar, Valley Ridge Financial Corp., 450 W. Muskegon, Kent City, Michigan 49330.

          Federal Income Tax Consequences. As a condition precedent to consummation of the Merger, ChoiceOne and Valley Ridge must each receive an opinion from ChoiceOne's legal counsel regarding the federal income tax consequences of the Merger. Such opinion of ChoiceOne's counsel must be substantially to the effect, among other matters, that Valley Ridge shareholders will not recognize taxable income by reason of receiving shares of ChoiceOne Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares), and that shares of ChoiceOne Common Stock that Valley Ridge shareholders receive in the Merger will have the same basis and holding period as the respective shares of Valley Ridge Common Stock surrendered in exchange therefor. Cash received by Valley Ridge shareholders from the Special Dividend and in lieu of fractional shares of ChoiceOne Common Stock will be taxable. (See "The Merger--Federal Income Tax Consequences.")

          Accounting Treatment. ChoiceOne expects to account for the Merger under the purchase method of accounting. (See "The Merger--Accounting Treatment.")

Market Value of Shares

          There is no well-established public trading market for either ChoiceOne Common Stock or Valley Ridge Common Stock and trading activity is infrequent. Transactions in ChoiceOne Common Stock and Valley Ridge Common Stock are occasionally effected by individuals on an informal basis. ChoiceOne Common Stock is traded in the over-the-counter bulletin board market. Some transactions are effected through the involvement of local brokerage firms. The prices at which such transactions are effected are only occasionally available to ChoiceOne and Valley Ridge.

          The following table sets forth the price of ChoiceOne Common Stock in the last sale prior to April 26, 2006 (the date of the public announcement of the signing of the Plan of Merger), for which the price was reported to ChoiceOne management, the price of Valley Ridge Common Stock in the last sale prior to April 26, 2006, for which the price was reported to Valley Ridge management, and the estimated value of ChoiceOne Common Stock to be received for each share of Valley Ridge Common Stock on an equivalent per share basis:
ChoiceOne Common Stock Last Reported Sale Price Prior to 4/26/06	Valley Ridge Common Stock Last Reported Sale Price Prior to 4/26/06	Equivalent Per Share (not including Special Dividend)(1)

$18.25	$197.50	$155.13

______________
(1)

The Equivalent Per Share value of Valley Ridge Common Stock is the estimated market value of ChoiceOne Common Stock to be received in the Merger by Valley Ridge shareholders for each share of Valley Ridge Common Stock. This value is estimated assuming a market value of $18.25 per share for ChoiceOne Common Stock and using a conversion ratio of 8.5 shares of ChoiceOne Common Stock for each share of Valley Ridge Common Stock. The equivalent per share price does not include the Special Dividend that Valley Ridge is authorized and expected to pay, which is expected to equal approximately $53.60 per Valley Ridge share assuming all Valley Ridge stock options are exercised.

          As of August 25, 2006, there were 1,660,974 shares of ChoiceOne Common Stock issued and outstanding held by 606 holders of record. As of August 25, 2006, there were 184,870 shares of Valley Ridge Common Stock issued and outstanding held by 282 holders of record.

Selected Unaudited Financial Data

          The following unaudited table presents selected historical financial information and selected pro forma combined financial information for ChoiceOne and Valley Ridge. This information should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus and Proxy Statement. The pro forma combined financial information gives effect to the Merger as if the Merger occurred on January 1 of the year presented. The pro forma combined financial information may not be indicative of the results that actually would have occurred if the Merger had been in effect on that date or that may be attained in the future. The pro forma combined financial information has been prepared on the assumption that the Merger will be accounted for under the purchase method of accounting. (See "The Merger--Pro Forma Condensed Combined Financial Statements.")

CHOICEONE FINANCIAL SERVICES, INC. AND VALLEY RIDGE FINANCIAL CORP.
SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA

CHOICEONE FINANCIAL SERVICES, INC. (HISTORICAL)
	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited) (Dollars in thousands, except per share data)
Net interest income	$3,861	$3,979	$8,045	$7,672	$7,775	$8,106	$7,603
Net income	1,080	1,061	2,166	1,854	2,101	1,643	1,458
Total assets (period end)	250,628	238,076	248,110	232,285	215,467	212,324	197,791
Other borrowings	38,584	45,071	42,288	41,869	46,937	38,667	42,027
Shareholders' equity	22,084	21,461	21,717	21,069	20,568	19,359	18,273
Net income per share (diluted)	0.65	0.64	1.31	1.13	1.29	1.01	0.90
Dividends declared per share	0.34	0.33	0.67	0.65	0.65	0.64	0.62

VALLEY RIDGE FINANCIAL CORP. (HISTORICAL)
	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited) (Dollars in thousands, except per share data)
Net interest income	$4,104	$3,761	$7,691	$7,130	$6,972	$7,707	$7,298
Net income	910	876	2,151	2,019	2,083	2,055	1,726
Total assets (period end)	214,055	200,695	216,285	198,673	193,564	189,300	169,811
Other borrowings	19,667	23,390	26,879	23,209	18,820	27,083	26,353
Shareholders' equity	21,095	20,338	20,883	19,945	19,170	19,252	17,543
Net income per share (diluted)	4.92	4.76	11.64	10.88	10.86	10.80	9.10
Dividends declared per share	2.70	2.60	5.20	4.65	4.00	4.00	3.75

PRO FORMA CHOICEONE FINANCIAL SERVICES, INC. AND VALLEY RIDGE FINANCIAL CORP.
COMBINED USING AN 8.5 EXCHANGE RATIO
	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(Unaudited) (Dollars in thousands, except per share data)
Net interest income	$8,255	$16,010
Net income	1,949	4,034
Total assets (period end)	474,673	474,385
Other borrowings	57,992	68,908
Shareholders' equity	51,417	50,838
Net income per share (diluted)	0.60	1.25
Dividends declared per share	0.32	0.64
Weighted average number of shares outstanding (diluted)	3,242,673	3,237,048

______________
(1)

Net income per share is calculated by dividing net income for the period by the average number of common shares outstanding plus the dilutive effect of assumed exercises of stock options (see "Introduction and Summary--Comparative Per Share Data") for the period.

(2)	ChoiceOne and Valley Ridge have adjusted historical information to reflect stock splits and stock dividends.

(3)

The pro forma ChoiceOne and Valley Ridge combined data reflects the combined results of ChoiceOne and Valley Ridge after giving effect to the purchase method of accounting. For illustrative purposes, the combined results assume the Merger was consummated on January 1 of the year presented.

The per share data was calculated assuming the issuance of 1,585,590 shares of ChoiceOne Common Stock in the Merger, which is based on a conversion ratio of 8.5 shares of ChoiceOne Common Stock for each outstanding share of Valley Ridge Common Stock. These numbers have been rounded for convenience of presentation.

The number of shares to be issued upon consummation of the Merger is dependent upon factors specified in the Plan of Merger to be determined in the future which cannot be determined before that date. The pro forma financial results included in this table are for illustrative purposes only.

(4)	ChoiceOne and Valley Ridge have maintained capital positions in excess of minimum capital requirements. Risk-based ratios as of June 30, 2006 were as follows:

Risk-based ratios	ChoiceOne	Valley Ridge	Pro Forma

Tier 1 Leverage Capital	9.17%	10.08%	7.17%
Tier 1 Risk-Based Capital	12.36%	14.04%	9.61%
Total Risk-Based Capital	13.38%	15.18%	10.69%

Comparative Per Share Data

          The following unaudited table sets forth certain historical and pro forma combined per share information for ChoiceOne, and certain historical and equivalent pro forma combined per share information for Valley Ridge. The data is derived from financial statements of ChoiceOne and Valley Ridge included elsewhere in this Prospectus and Proxy Statement. The pro forma combined per share information for ChoiceOne and the equivalent pro forma combined per share information for Valley Ridge are stated as if the Merger had occurred on January 1 of the year presented, giving effect to the proposed transaction under the purchase method of accounting.

CHOICEONE FINANCIAL SERVICES, INC. (HISTORICAL)
	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(Unaudited)
Net income per share (diluted)	$0.65	$1.31
Dividends declared per share	$0.34	$0.67
Book value per share (period end)	$13.31	$13.16
Average shares outstanding	1,653,882	1,647,264
Shares outstanding (period end)	1,659,761	1,649,940

VALLEY RIDGE FINANCIAL CORP. (HISTORICAL)
	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(Unaudited)
Net income per share (diluted)	$4.92	$11.64
Dividends declared per share	$2.70	$5.20
Book value per share (period end)	$114.15	$113.19
Average shares outstanding	184,519	184,342
Shares outstanding (period end)	184,803	184,495

PRO FORMA CHOICEONE FINANCIAL SERVICES, INC. AND VALLEY RIDGE
FINANCIAL CORP. COMBINED USING AN 8.5 EXCHANGE RATIO
	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(Unaudited)	(Unaudited)
Net income per share (diluted)	$0.60	$1.25
Dividends declared per share	$0.33	$0.64
Book value per share (period end)	$15.92	$15.80
Average shares outstanding (diluted)	3,242,673	3,237,048
Shares outstanding (period end)	3,230,587	3,218,148

PRO FORMA VALLEY RIDGE FINANCIAL CORP. SHARE EQUIVALENT
USING AN 8.5 EXCHANGE RATIO
	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(Unaudited)	(Unaudited)
Net income per share (diluted)	$0.58	$1.37
Dividends declared per share	$0.32	$0.61
Book value per share (period end)	$13.43	$13.32

______________
(1)

Net income per share is calculated by dividing net income for the period (see "Introduction and Summary--Selected Unaudited Financial Data") by the average number of common shares outstanding plus the dilutive effect of assumed exercises of stock options for the period. Book value per share is calculated by dividing total shareholders' equity at the end of the period (see "Introduction and Summary--Selected Unaudited Financial Data") by the number of shares outstanding at the end of the period.

(2)	Valley Ridge and ChoiceOne have adjusted historical information to reflect stock splits and stock dividends.

(3)

The Valley Ridge equivalent pro forma combined per share information is calculated by multiplying the pro forma income per share, pro forma book value per share, and the pro forma dividends per share of ChoiceOne by a conversion ratio so that the per share amounts are equated to the respective values for one share of Valley Ridge. This information is based upon a conversion ratio of 8.5.

RISK FACTORS

          In addition to the other information included in this Prospectus and Proxy Statement, you should carefully consider the matters described below in determining whether to approve the Plan of Merger.

Risks Associated with the Merger and ChoiceOne Common Stock

Absence of a public trading market.

          ChoiceOne Common Stock is traded in the over-the-counter bulletin board market in occasional transactions. As of the date of this Prospectus and Proxy Statement, there is no well established public trading market for ChoiceOne Common Stock. Even if the Plan of Merger is approved and the Merger is completed, ChoiceOne does not expect an active trading market for ChoiceOne Common Stock to develop.

Because the market price of ChoiceOne Common Stock will fluctuate, you cannot be sure of the market value of the ChoiceOne Common Stock that you will receive in the Merger.

          Upon completion of the Merger, each issued and outstanding share of Valley Ridge Common Stock will be converted into the right to receive 8.5 shares of ChoiceOne Common Stock. There will be no adjustment made to the merger consideration you are entitled to receive as a result of fluctuations in the market price of Valley Ridge Common Stock or ChoiceOne Common Stock. As a result, it is likely that the value of the ChoiceOne Common Stock you receive in the Merger will be different than the value of such shares on the date that you vote to approve the Plan of Merger.

          Stock price changes may result from a variety of factors, including general market and economic conditions, changes in ChoiceOne's business, operations and prospects, and regulatory considerations. Many of these factors are beyond ChoiceOne's control. Accordingly, at the time of the special meeting, you will not necessarily know or be able to calculate the exact value of the shares of ChoiceOne Common Stock you will receive upon completion of the Merger.

Combining the two Corporations may be more difficult, costly, or time-consuming than we expect.

          ChoiceOne and Valley Ridge have operated, and, until completion of the Merger, will continue to operate, independently. It is possible that the integration process for the Merger could result in the loss of key employees or disruption of each Corporation's ongoing business or inconsistencies in standards, procedures and policies that would adversely affect ChoiceOne's ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the Merger. If we have difficulties with the integration process, ChoiceOne might not achieve the economic benefits expected to result from the Merger. As with any merger of banking institutions, the Merger may also result in business disruptions that cause ChoiceOne to lose customers or cause customers to remove their deposits or loans from ChoiceOne Bank and move their business to competing financial institutions.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

          The Merger must be approved by the Federal Reserve Board, which will consider, among other factors, the competitive impact of the Merger, ChoiceOne's financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board will review capital position, safety and soundness, legal and regulatory compliance matters and Community Reinvestment Act matters. There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Plan of Merger limits each Corporation's ability to pursue alternatives to the Merger.

          The Plan of Merger contains provisions that limit each Corporation's ability to discuss competing third-party proposals to acquire all or a significant part of its stock. In addition, each Corporation has agreed to pay the other Corporation a fee of $1,541,625 in the event that the Plan of Merger is not consummated and the paying Corporation enters into certain business transactions with third parties. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of either of the Corporations from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire the Corporation than it might otherwise have proposed to pay.

ChoiceOne's ability to pay dividends is limited and ChoiceOne may be unable to pay future dividends.

          ChoiceOne's ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of ChoiceOne Bank to pay dividends to ChoiceOne is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to banks. If ChoiceOne or ChoiceOne Bank does not satisfy these regulatory requirements, ChoiceOne will be unable to continue to pay dividends on its common stock.

ChoiceOne may issue additional shares of its common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

          ChoiceOne's restated articles of incorporation authorize its board of directors, without shareholder approval, to, among other things, issue additional common stock or issue preferred stock. The issuance of any additional shares of common stock could be substantially dilutive to ChoiceOne's Common Stock. Moreover, to the extent that ChoiceOne issues stock appreciation rights, options or warrants to purchase ChoiceOne Common Stock in the future and those stock appreciation rights, options or warrants are exercised, ChoiceOne's shareholders may experience further dilution. Holders of shares of ChoiceOne Common Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, ChoiceOne's shareholders may not be permitted to invest in future issuances of ChoiceOne Common Stock.

ChoiceOne may issue debt and equity securities, which are senior to ChoiceOne Common Stock as to distributions and in liquidation, which could negatively affect the value of ChoiceOne's Common Stock.

          In the future, ChoiceOne may attempt to increase its capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of ChoiceOne's assets, or issuing debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or common stock. In the event of ChoiceOne's liquidation, its lenders and holders of its debt securities would receive a distribution of ChoiceOne's available assets before distributions to the holders of ChoiceOne Common Stock. Because ChoiceOne's decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond ChoiceOne's control, ChoiceOne cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Further, market conditions could require ChoiceOne to accept less favorable terms for the issuance of its securities in the future. Thus, you will bear the risk of ChoiceOne's future offerings reducing the value of your shares of ChoiceOne Common Stock and diluting your interest in ChoiceOne.

Risks Related to ChoiceOne's Business

ChoiceOne's business is subject to the success of the local economies where it operates.

          ChoiceOne's success significantly depends upon the growth in the economy, population, income levels, deposits and housing starts in the West Michigan market. If this market does not grow or if prevailing economic conditions locally or nationally are unfavorable, ChoiceOne's business may not succeed. Adverse economic conditions in West Michigan, including the loss of certain significant employers, could reduce ChoiceOne's growth rate, affect the ability of its customers to repay their loans to ChoiceOne and generally affect ChoiceOne's financial condition and results of operations. ChoiceOne is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, ChoiceOne cannot give any assurance that it will benefit from any market growth or favorable economic conditions in West Michigan if they do occur.

          Any adverse market or economic conditions in Michigan may disproportionately increase the risk that ChoiceOne's borrowers are unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2005, approximately 68% of ChoiceOne's loans held for investment were secured by real estate. Of the commercial real estate loans in ChoiceOne's portfolio, approximately 60% represents properties owned and occupied by businesses to which ChoiceOne has extended loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Michigan could adversely affect the value of ChoiceOne's assets, revenues, results of operations and financial condition.

          Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond ChoiceOne's control may adversely affect profitability.

ChoiceOne may face risks with respect to future expansion and acquisitions or mergers.

          ChoiceOne may seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion in the future. ChoiceOne may also consider and enter into new lines of business or offer new products or services. Acquisitions and mergers involve a number of risks, including:
•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•

the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	the diversion of ChoiceOne's management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where ChoiceOne lacks experience;

•	the introduction of new products and services into ChoiceOne's business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on ChoiceOne's results of operations; and

•	the risk of loss of key employees and customers.

          ChoiceOne may incur substantial costs to expand, and can give no assurance that such expansion will result in the levels of profits it seeks. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, ChoiceOne may issue equity securities, including common stock and securities convertible into shares of ChoiceOne Common Stock in connection with future acquisitions, which could cause ownership and economic dilution to its current shareholders. There is no assurance that, following any future mergers or acquisitions, ChoiceOne's integration efforts will be successful or that, after giving effect to any merger or acquisition, ChoiceOne will achieve profits comparable to or better than ChoiceOne's historical experience.

ChoiceOne's recent operating results may not be indicative of its future operating results.

          ChoiceOne may not be able to sustain its historical rate of growth or may not even be able to grow its business at all. In the future, ChoiceOne may not have the benefit of a favorable interest rate environment, a strong residential mortgage market, or the ability to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit ChoiceOne's ability to expand its market presence. If ChoiceOne experiences a significant decrease in its historical rate of growth, ChoiceOne's results of operations and financial condition may be adversely affected due to a high percentage of its operating costs being fixed expenses.

ChoiceOne's continued pace of growth may require it to raise additional capital in the future, but that capital may not be available when it is needed.

          ChoiceOne is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. ChoiceOne may at some point need to raise additional capital to support its continued growth. ChoiceOne's ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside ChoiceOne's control, and on its financial performance. Accordingly, if needed, ChoiceOne cannot assure you of its ability to raise additional capital on terms acceptable to ChoiceOne. If ChoiceOne cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired.

Changes in interest rates may negatively affect ChoiceOne's earnings and the value of its assets.

          Changes in interest rates may affect ChoiceOne's level of interest income, the primary component of its gross revenue, as well as the level of its interest expense, ChoiceOne's largest recurring expenditure. Market rates have been at historically low levels. Since June 30, 2004, however, the Federal Reserve Board has increased its target federal funds rate 17 times, from 1.00% to 5.25%. While the federal funds rate and other short-term market interest rates, which ChoiceOne uses to guide its deposit pricing, have increased, intermediate and long-term market interest rates, which ChoiceOne uses to guide its loan pricing, have not increased proportionately. This has led to a "flattening" of the market yield curve, which has even "inverted" recently as short-term rates have exceeded long-term rates over an intermediate maturity horizon. The flat yield curve may hurt ChoiceOne's interest rate spread and net interest margin because the interest rates ChoiceOne pays on its deposits may reprice upwards faster than the interest rates that ChoiceOne earns on its loans and investments. If short-term interest rates continue to rise so that the yield curve remains relatively flat or inverts further, ChoiceOne would expect that its net interest spread and net interest margin may continue to compress, which would hurt its net interest income.

          Residential mortgage originations generated $264,000, or 2%, of ChoiceOne's gross revenue for the year ended December 31, 2005. ChoiceOne expects the number of residential real estate loans that it originates to be inversely related to interest rates. Accordingly, a period of rising interest rates would negatively affect ChoiceOne's residential mortgage origination business.

          Changes in the level of interest rates also may negatively affect ChoiceOne's ability to originate real estate loans, the value of ChoiceOne's assets and its ability to realize gains from the sale of its assets, all of which ultimately affect ChoiceOne's earnings. A decline in the market value of ChoiceOne's assets may limit its ability to raise additional capital. As a result, ChoiceOne could be required to sell some of its loans and investments under adverse market conditions or upon terms that are not favorable to ChoiceOne, in order to maintain its liquidity. If those sales are made at prices lower than the amortized costs of the investments, ChoiceOne will incur losses.

ChoiceOne's loan portfolio includes a substantial amount of commercial and industrial loans, which include risks that may be greater than the risks related to residential loans.

          ChoiceOne's commercial and industrial loan portfolio was $48 million at December 31, 2005, comprising 26% of total loans. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risks than home equity loans or residential mortgage loans. Any significant failure to pay on time by ChoiceOne's customers would hurt ChoiceOne's earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, ChoiceOne may take a security interest in commercial real estate and, in some instances upon a default by the borrower, ChoiceOne may foreclose on and take title to the property, which may lead to potential financial risk for ChoiceOne under applicable environmental laws. If hazardous substances were discovered on any of these properties, ChoiceOne may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether ChoiceOne knew of, or was responsible for, the contamination. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, ChoiceOne may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

If ChoiceOne's allowance for loan losses is not sufficient to cover actual loan losses, ChoiceOne's earnings could decrease.

          ChoiceOne's loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. ChoiceOne may experience significant loan losses, which could have a material adverse effect on its operating results. Management of ChoiceOne makes various assumptions and judgments about the collectibility of ChoiceOne's loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of ChoiceOne's loans. ChoiceOne maintains an allowance for loan losses to cover loan losses that may occur. In determining the size of the allowance, ChoiceOne relies on an analysis of its loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As ChoiceOne expands into new markets, its determination of the size of the allowance could be understated due to ChoiceOne's lack of familiarity with market-specific factors.

          If ChoiceOne's assumptions are wrong, its current allowance may not be sufficient to cover loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in ChoiceOne's loan portfolio. Material additions to ChoiceOne's allowance would materially decrease its net income. ChoiceOne's allowance for loan losses was $2.0 million, $1.7 million and $2.0 million as of December 31, 2005, 2004 and 2003, respectively.

          In addition, federal and state regulators periodically review ChoiceOne's allowance for loan losses and may require ChoiceOne to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of ChoiceOne's management. Any increase in ChoiceOne's allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on ChoiceOne's operating results.

Competition from competing financial institutions and other financial service providers may adversely affect ChoiceOne's profitability.

          The banking business is highly competitive and ChoiceOne experiences competition in each of its markets from many other financial institutions. ChoiceOne competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in ChoiceOne's primary market areas and elsewhere. In addition, some of the institutions that ChoiceOne competes against are not subject to the same regulatory restrictions as ChoiceOne, and accordingly, may have certain, inherent, cost advantages.

          ChoiceOne competes with these institutions both in attracting deposits and in making loans. Price competition for loans might result in ChoiceOne originating fewer loans, or earning less on its loans, and price competition for deposits might result in a decrease in ChoiceOne's total deposits or higher rates on its deposits. In addition, ChoiceOne has to attract its customer base from other existing financial institutions and from new residents. Many of ChoiceOne's competitors are larger financial institutions. While ChoiceOne believes it can and does successfully compete with these other financial institutions in its primary markets, ChoiceOne may face a competitive disadvantage as a result of its smaller size, lack of geographic diversification and inability to spread its marketing costs across a broader market. Although ChoiceOne competes by concentrating its marketing efforts in its primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, ChoiceOne can give no assurance that this strategy will be successful.

ChoiceOne is subject to extensive regulation that could limit or restrict its activities.

          ChoiceOne operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various federal and state agencies. ChoiceOne's compliance with these regulations is costly and restricts certain of its activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. ChoiceOne is also subject to capitalization guidelines established by its regulators, which require ChoiceOne to maintain adequate capital to support its growth.

          The laws and regulations applicable to the banking industry could change at any time, and ChoiceOne cannot predict the effects of these changes on its business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, ChoiceOne's cost of compliance could adversely affect its ability to operate profitably.

          The Sarbanes-Oxley Act of 2002, and the related rules and regulations issued by the Securities and Exchange Commission that are now applicable to ChoiceOne, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices.

ChoiceOne's directors and executive officers own a significant portion of its common stock.

          ChoiceOne's directors and executive officers, as a group, beneficially owned approximately 14.06% of outstanding ChoiceOne Common Stock as of August 25, 2006. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to the ChoiceOne shareholders for approval, including the election of directors. If the Merger is approved, the resulting board of directors will own or control 20.82% of the Combined Organization's outstanding common stock.

GENERAL PROXY INFORMATION

Voting by Proxy

          If a holder of shares of Valley Ridge Common Stock as of the Record Date properly executes and returns a proxy in the enclosed form, the shares represented by that proxy will be voted at the special meeting of Valley Ridge shareholders and at any adjournment of that meeting. If a shareholder specifies a choice, the proxy will be voted in accordance with the shareholder's specification. If no specification is made, the shares represented by the proxy will be voted for approval of the Plan of Merger. Proxies that indicate a vote against approval of the Plan of Merger, if any, will not be used by management of Valley Ridge to vote for any proposed adjournment of the special meeting.

          Valley Ridge's management currently is not aware of any other matter to be presented at the special meeting. If other matters are presented, the shares for which proxies have been received will be voted in accordance with the judgment of the persons named as proxies.

          A shareholder may revoke a proxy at any time prior to its exercise by written notice delivered to the President of Valley Ridge, or by attending and voting in person at the special meeting.

Proxy Solicitation

          The board of directors and management of Valley Ridge will initially solicit proxies by mail. If they deem it advisable, directors, officers, and employees of Valley Ridge may also solicit proxies in person, by telephone or by facsimile without additional compensation. In addition, nominees and other fiduciaries may solicit proxies. Such persons may at the request of Valley Ridge's management mail material to or otherwise communicate with the beneficial owners of shares held by them.

Expenses

          Valley Ridge will pay all expenses incurred in connection with the solicitation of proxies of Valley Ridge shareholders. ChoiceOne will pay all printing expenses and filing fees pertaining to the Registration Statement. ChoiceOne and Valley Ridge will each pay its own fees and expenses incident to preparing for, entering into, and carrying out the Plan of Merger and procuring any necessary approvals, including fees and expenses of its own legal counsel and accountants and postage expenses. If the Merger is abandoned pursuant to Article VII of the Plan of Merger for any reason, the aggregate expenses of both ChoiceOne and Valley Ridge incident to the Merger will be allocated to and paid by each Corporation proportionately to the extent that each Corporation's "book value" relates to the sum of the book values of the Corporations. "Book value" means an amount equal to the difference between the Corporation's total assets and total liabilities as determined from the Corporation's consolidated balance sheet dated as of December 31, 2005, less all dividends and other distributions of cash or property accrued after December 31, 2005. Under certain circumstances involving the termination of the Plan of Merger and a business combination of ChoiceOne or Valley Ridge with any other entity, the party to the Plan of Merger not involved in such business combination would be entitled to a termination fee from the other party. (See "The Merger--Termination Fee after Business Combination.")

Shareholder Proposals

          Valley Ridge is not currently required to comply with the Commission's rules with respect to solicitation of proxies. If the Merger is not completed, Valley Ridge is not expected to be required to comply with those rules in connection with its next annual meeting of shareholders. If the Merger is completed, Valley Ridge will be merged into ChoiceOne, Valley Ridge is not expected to hold any future annual meetings of shareholders, and holders of Valley Ridge Common Stock will become shareholders of ChoiceOne. If a shareholder of ChoiceOne would like a proposal to be presented at the 2007 annual meeting of shareholders and if the shareholder would like the proposal to be considered for inclusion in ChoiceOne's proxy statement and form of proxy relating to that meeting, the shareholder must submit the proposal to ChoiceOne in accordance with Commission Rule 14a-8. ChoiceOne must receive the proposal by December 1, 2006 for the proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. To be considered timely, any other proposal a shareholder intends to present at the 2007 annual meeting of shareholders must similarly be received by ChoiceOne by December 1, 2006.

Vote Required for Approval

          An affirmative vote of the shareholders holding a majority of the outstanding shares of Valley Ridge Common Stock is required to approve the Plan of Merger. For purposes of counting votes on approval of the Plan of Merger, abstentions, broker non-votes and other shares not voted will be counted as voted against the Plan of Merger.

THE MERGER

          The respective boards of directors of ChoiceOne and Valley Ridge have adopted an Agreement and Plan of Merger dated as of April 25, 2006 (the "Plan of Merger").

          The following discussion summarizes the material provisions of the Plan of Merger and aspects of the Merger. This summary discussion does not purport to be a complete description of the Merger and is qualified in its entirety by reference to the Plan of Merger, which is attached as Appendix A to this Prospectus and Proxy Statement and incorporated by reference into this Prospectus and Proxy Statement.

Background of the Merger

          In late 2005, Richard L. Edgar, the President and Chief Executive Officer of Valley Ridge, contacted James A. Bosserd, the President and Chief Executive Officer of ChoiceOne, to explore the possibility of enhancing shareholder value for both organizations through an affiliation of ChoiceOne and Valley Ridge. In March 2006, the board of directors of ChoiceOne submitted a proposal to Valley Ridge under which the two Corporations would merge. Valley Ridge's board of directors determined that ChoiceOne's proposal presented an excellent opportunity for enhancing shareholder value while preserving involvement in the Combined Organization of members of the communities served by Valley Ridge and ChoiceOne. After an exchange of information and preliminary negotiations, ChoiceOne and Valley Ridge entered into the Plan of Merger on April 25, 2006, following approval of the Plan of Merger by their respective boards of directors. ChoiceOne's board of directors and Valley Ridge's board of directors, and their respective representatives, negotiated the conversion ratio and other terms of the Plan of Merger on an arm's-length basis. The boards of directors of both ChoiceOne and Valley Ridge view the proposed Merger as a strategic merger of equals of the two Corporations into the Combined Organization, not a purchase of Valley Ridge by ChoiceOne, and the transaction has been negotiated and structured accordingly.

Reasons for the Merger

          The boards of directors of ChoiceOne and Valley Ridge have each unanimously determined that the proposed Merger is desirable and in the best interests of the respective Corporation and its shareholders. In negotiating the terms of the Plan of Merger and in considering its adoption, each Corporation's board of directors reviewed the financial results and conditions of Valley Ridge and ChoiceOne, the perceived prospects for each in the future, and the business philosophies of Valley Ridge and ChoiceOne.

          The boards of directors of Valley Ridge and ChoiceOne believe the Merger provides the shareholders of the respective Corporation an opportunity to have an interest in a larger and more diversified financial organization. Shareholders of the Combined Organization may enjoy certain benefits associated with the Combined Organization's larger and more diversified asset base and access to a broader range of markets. The Combined Organization's shareholders will, however, also be subject to the risks associated with either ChoiceOne or Valley Ridge in which they have not previously held an interest.

          The boards of directors believe that the Merger will enable the Corporations' subsidiaries to become more effective competitors in their respective markets through access to greater financial and managerial resources. Each Corporation's directors consider this access to be important in light of increased competition from a broader range of financial institutions than has generally been encountered in the banking industry. Each board also believes that the Merger will permit the achievement of certain economies of scale in the areas of administration, regulatory compliance, management and capital formation. The boards of directors did not assign any particular weight to any one of the foregoing factors.

Summary of the Terms of the Merger

          Pursuant to the Plan of Merger, Valley Ridge is soliciting proxies from Valley Ridge shareholders for the purpose of approving the Plan of Merger. The affirmative vote of the holders of a majority of the outstanding shares of Valley Ridge Common Stock is required to approve the Plan of Merger.

          At the time the Merger becomes effective, Valley Ridge will be merged with and into ChoiceOne. The surviving corporation will be ChoiceOne, which will own Valley Ridge Bank and all of the other assets of Valley Ridge. Upon consummation of the Merger, ChoiceOne would have authorized capital stock of 4,000,000 shares of common stock, without par value, of which approximately 3,242,215 shares will be issued and outstanding, and 100,000 shares of preferred stock, none of which will be issued or outstanding. The estimated number of shares of ChoiceOne Common Stock to be outstanding after the Merger was determined by reference to the conversion ratio of 8.5 shares of ChoiceOne Common Stock for each share of Valley Ridge Common Stock, as applied to the 184,870 shares and 1,669 stock options of Valley Ridge Common Stock outstanding as of August 25, 2006, added to the 1,660,974 shares of ChoiceOne Common Stock outstanding as of August 25, 2006. The Restated Articles of Incorporation and Bylaws of ChoiceOne as in effect immediately prior to the effective time of the Merger will be the Restated Articles of Incorporation and Bylaws of the Combined Organization.

          Each share of Valley Ridge Common Stock outstanding at the time the Merger becomes effective will be converted into 8.5 shares of ChoiceOne Common Stock, subject to payment in cash for fractional shares.

          ChoiceOne will not issue fractional shares of ChoiceOne Common Stock in the Merger. A Valley Ridge shareholder who would otherwise be entitled to receive a fraction of a share of ChoiceOne Common Stock in the Merger will receive instead an amount of cash determined by multiplying that fraction by $18.00.

          Each stock option issued by Valley Ridge that has not been exercised and remains outstanding at the time the Merger becomes effective will be converted into the right to receive a cash payment equal to the difference between $153.00 and the applicable stock option exercise price.

          In addition, under the Plan of Merger, Valley Ridge is authorized and expected to declare a special cash dividend to the Valley Ridge shareholders, to be paid after the effective time of the Merger, of an amount equal to, in the aggregate, $10,000,000 (the "Special Dividend"). Based on the number of shares of Valley Ridge Common Stock outstanding as of the date of the Plan of Merger, and assuming that all outstanding Valley Ridge stock options are exercised before the effective time of the Merger, the Special Dividend would equal approximately $53.60 per share of Valley Ridge Common Stock.

Cessation of Shareholder Status and Distribution of ChoiceOne Common Stock

          As of the effective time of the Merger, holders of Valley Ridge Common Stock outstanding immediately prior to the effective time of the Merger will cease to be shareholders of Valley Ridge and will have no rights as Valley Ridge shareholders. Certificates that represented shares of Valley Ridge Common Stock outstanding immediately prior to the effective time of the Merger ("Old Certificates") will then represent the right to receive shares of ChoiceOne Common Stock having all of the voting and other rights of shares of ChoiceOne Common Stock, except for the right to receive dividends (including the Special Dividend) pending surrender of the Old Certificates, and the right to receive cash in lieu of fractional shares, all as provided in the Plan of Merger, and subject to the rights of a dissenting shareholder under the MBCA. (See "Rights of Dissenting Shareholders.") After the effective time of the Merger, Old Certificates will be exchangeable for new stock certificates representing the number of shares of ChoiceOne Common Stock to which such holders will be entitled.

          As soon as practicable after the effective time of the Merger, ChoiceOne will segregate into a separate account the amount of cash payable for the Special Dividend and fractional shares in the Merger. ChoiceOne will add to that account an amount equal to all dividends and other distributions paid with respect to shares to be distributed to Valley Ridge's shareholders pursuant to the Plan of Merger.

          As soon as practicable after the Merger becomes effective, ChoiceOne will send transmittal materials to be used to exchange Old Certificates for stock certificates representing shares of ChoiceOne Common Stock. The transmittal materials will contain instructions with respect to the surrender of Old Certificates.

          Promptly after the receipt of the proper transmittal documents and Old Certificates from a Valley Ridge shareholder, ChoiceOne will issue and deliver new stock certificates to the shareholder. ChoiceOne will issue and deliver certificates in the names and to the addresses appearing on Valley Ridge's stock records as of the effective time of the Merger, or in such other name or to such other address as the holder of record may specify in transmittal documents received by ChoiceOne. ChoiceOne is not required to issue and deliver certificates to a shareholder until it has received all of the Old Certificates held of record by that shareholder, or an affidavit of loss, indemnity bond and payment for such bond in lieu of such certificate or certificates, together with properly executed transmittal materials. Such Old Certificates, transmittal materials and affidavits must be in a form and condition reasonably acceptable to ChoiceOne.

          ChoiceOne will have reasonable discretion to determine the rules and procedures relating to the issuance and delivery of certificates of ChoiceOne Common Stock into which shares of Valley Ridge Common Stock are converted in the Merger and governing the payment for fractional shares.

          The declaration of any dividends on ChoiceOne Common Stock payable to shareholders of record of ChoiceOne as of a record date on or after the effective time of the Merger will include dividends on all shares issuable under the Plan of Merger. However, no former shareholder of Valley Ridge will be entitled to receive a distribution of such dividends until physical exchange of that shareholder's Old Certificates has been effected. Upon physical exchange of that shareholder's Old Certificates, he or she will be entitled to receive from ChoiceOne an amount equal to all such dividends (without interest and less the amount of taxes, if any, which may have been withheld) declared and paid with respect to those shares.

          After the effective time of the Merger, ChoiceOne and Valley Ridge will not transfer on the stock transfer books of Valley Ridge any shares of Valley Ridge Common Stock that were issued and outstanding immediately prior to the effective time of the Merger. If, after the effective time of the Merger, a shareholder properly presents Old Certificates to ChoiceOne, ChoiceOne will cancel and exchange the Old Certificates for stock certificates representing shares of ChoiceOne Common Stock as provided in the Plan of Merger. After the effective time of the Merger, ownership of shares represented by Old Certificates may be transferred only on the stock transfer records of ChoiceOne.

          Each share of ChoiceOne Common Stock outstanding immediately prior to the effective time of the Merger will continue to be outstanding without any change. Each shareholder of ChoiceOne whose shares were outstanding immediately prior to the effective time of the Merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the effective time of the Merger.

Management After the Merger

          Upon the consummation of the Merger, the board of directors of the Combined Organization will consist of 7 members of each of the boards of directors of ChoiceOne and Valley Ridge immediately prior to the effective time of the Merger. The names of the members of the board of directors of the Combined Organization will be: Richard Edgar, Jerry Arends, Timothy Bull, Gary Gust, Robert Humphreys, Dennis Nelson, Donald VanSingel, James Bosserd, Frank Berris, William F. Cutler, Jr., Stuart Goodfellow, Paul Johnson, Jon Pike and Andrew Zamiara. Richard Edgar shall serve as the chairperson until the Combined Organization's next annual meeting.

          The officers of the Combined Organization will be:
Office	Designee	Present Affiliation
Chairman of the Board	Richard L. Edgar	Valley Ridge
President and Chief Executive Officer	James A. Bosserd	ChoiceOne
Secretary	Linda R. Pitsch	ChoiceOne
Treasurer	Thomas L. Lampen	ChoiceOne

Effective Time of the Merger

          The Merger will be consummated on the date and time specified in a certificate of merger filed in accordance with the MBCA. If the shareholders of Valley Ridge approve the Plan of Merger at the special meeting of Valley Ridge shareholders, and the other conditions to the Merger set forth in the Plan of Merger and summarized under "The Merger--Conditions to the Merger and Abandonment" in this Prospectus and Proxy Statement are satisfied, the effective time of the Merger is anticipated to be during the fourth quarter of 2006, provided that the Plan of Merger has not been terminated prior to such time. The Merger may not be consummated until receipt of approval from the Federal Reserve Board or its delegate and expiration of the required waiting period following such approval.

Business of ChoiceOne and Valley Ridge Pending the Merger

          The Plan of Merger also contains covenants to which ChoiceOne and Valley Ridge have agreed. The covenants remain in effect until the effective time of the Merger or until the Plan of Merger has been terminated and include an agreement that each of ChoiceOne and Valley Ridge and their respective subsidiaries will: (i) conduct its business and manage its property only in the usual, regular and ordinary course; (ii) not, except as contemplated by the Plan of Merger, enter into any employment agreement that is not terminable, without cost or penalty, on 60 days' or less notice; (iii) not, except as permitted by the Plan of Merger, issue any capital stock, any security convertible into capital stock, any warrant or option to acquire capital stock, or otherwise alter its capital structure; (iv) not make any material changes in any policies or procedures applicable to the conduct of its business; (v) not sell, mortgage, pledge, encumber or otherwise dispose of any property or assets, except in the ordinary course of business; (vi) except to reelect persons who are then incumbent directors and officers at annual meetings, not increase the number of directors or fill any vacancy on the board of directors or elect or appoint any person to an executive office; (vii) except for certain exceptions listed in the Plan of Merger, not increase the salary or compensation payable to or agree to pay any bonus to any director or officer, or any class or group of employees as a class or group, and not introduce or change any employee benefit plan or program of any kind for the benefit of its employees unless required by law or the Plan of Merger; (viii) not borrow money except in the ordinary course of business; (ix) make no change in its articles of incorporation, charter or bylaws except as effected by the Plan of Merger and the Merger; and (x) take or not take other comparatively immaterial actions.

          Nothing contained in the Plan of Merger will preclude Valley Ridge from declaring and paying cash dividends on Valley Ridge Common Stock quarterly at a rate not to exceed $5.40 per share per year in a manner, on dates, and with respect to record dates consistent with its past practice; provided, that Valley Ridge must adjust the record date for its regularly scheduled dividend with respect to the period in which the Merger becomes effective if necessary to assure that Valley Ridge shareholders receive only one dividend (other than the Special Dividend) payable in the quarter in which the Merger becomes effective with respect to shares of Valley Ridge Common Stock or ChoiceOne Common Stock received in the Merger. In addition, the Valley Ridge board of directors may declare the Special Dividend. The board of directors of Valley Ridge is under no obligation to pay dividends on Valley Ridge Common Stock. Nothing contained in the Plan of Merger will preclude ChoiceOne from declaring and paying cash dividends on ChoiceOne Common Stock quarterly at a rate not to exceed $0.68 per share per year in a manner, on dates, and with respect to record dates consistent with its past practice. The board of directors of ChoiceOne is under no obligation to pay dividends on ChoiceOne Common Stock.

Conditions to the Merger and Abandonment

          The obligations of ChoiceOne and Valley Ridge to consummate the Merger are subject to the fulfillment of certain conditions, including the following:

                    (i)          An affirmative vote of the holders of a majority of the outstanding shares of Valley Ridge Common Stock is required to approve the Plan of Merger.

                    (ii)          The Federal Reserve Board must approve the Merger and the statutory waiting period must have expired.

                    (iii)          ChoiceOne and Valley Ridge must comply with their respective covenants, and their respective representations and warranties must be true in all material respects, each as set forth in the Plan of Merger. (See "The Merger--Business of ChoiceOne and Valley Ridge Pending the Merger.")

                    (iv)          ChoiceOne and Valley Ridge must receive certain opinions of counsel.

                    (v)          ChoiceOne and Valley Ridge must obtain waivers of all material rights and waivers of the loss of all material rights that could be triggered by the change in control of the applicable Corporation resulting from the Merger.

                    (vi)          Neither ChoiceOne nor Valley Ridge must be subject to any order, decree or injunction of a court or agency enjoining or prohibiting the Merger.

                    (vii)          There must not be any suit or proceeding pending or threatened that could result in any liability that could have a material adverse effect on either Corporation and its subsidiaries on a consolidated basis or that challenges the Merger.

                    (viii)          Demands for payment for their shares under Section 762 of the MBCA shall have been made, perfected and not withdrawn by the holders of not more than 10% of the then outstanding shares of Valley Ridge Common Stock.

                    (ix)          Valley Ridge must have received a fairness opinion from Donnelly Penman.

                    (x)          ChoiceOne must have entered into certain employment, retention, non-competition, and/or consulting agreements with certain key employees.

                    (xi)          Other comparatively immaterial conditions.

          Either ChoiceOne or Valley Ridge, whichever is entitled to the benefit of the foregoing conditions, may waive one or more of those conditions except where satisfaction of the condition is required by law. In addition, ChoiceOne's obligations to complete the Merger are subject to Valley Ridge's book value equaling or exceeding $21,058,344. The Plan of Merger contains various other conditions to the respective obligations of ChoiceOne and Valley Ridge that have been satisfied.

          The boards of directors, or duly authorized committees thereof, of ChoiceOne and Valley Ridge may by mutual consent terminate the Plan of Merger and abandon the Merger at any time before the effective time of the Merger.

          Either ChoiceOne or Valley Ridge may terminate the Plan of Merger and abandon the Merger on its own action upon the occurrence of certain events specified in the Plan of Merger, including the following:

                    (i)          ChoiceOne or Valley Ridge discovers that one or more of the other party's representations and warranties is or has become untrue, and the cumulative effect of all such untrue representations and warranties is material to the other party's business, income or financial condition on a consolidated basis.

                    (ii)          ChoiceOne or Valley Ridge commits one or more breaches of any provision of the Plan of Merger which would in the aggregate be material and such breach or breaches are not cured after notice.

                    (iii)          There occurs a materially adverse change in the financial condition of ChoiceOne or Valley Ridge and their respective subsidiaries on a consolidated basis.

                    (iv)          The Merger is not effective on or before March 31, 2007 despite all reasonable efforts by the abandoning corporation, or, in any event the Merger is not effective by June 30, 2007.

                    (v)          A court of competent jurisdiction issues a final unappealable injunction or other judgment restraining or prohibiting completion of the Merger.

                    (vi)          The Federal Reserve Board refuses to approve the Merger.

                    (vii)          An environmental assessment indicates any environmental conditions which are contrary to ChoiceOne's or Valley Ridge's representations and warranties, and the parties are unable to agree on a course of action for further investigation of the environmental condition and/or a mutually acceptable modification to the Plan of Merger, and the environmental condition is not one for which it can be determined to a reasonable degree of certainty that the risk and expense to which the Combined Organization and its subsidiaries (after the Merger) would be subject as the owner or operator of the property can be quantified or limited to an immaterial amount; provided, that the abandoning party gives the other party 5 days' written notice of its intent to terminate the Plan of Merger.

                    (viii)          ChoiceOne or Valley Ridge shall have received a bona fide unsolicited offer to enter into a merger or similar business combination that would require the Corporation's board of directors to determine that it is required under applicable law to modify, change or withdraw its recommendation for the Merger and the board of directors has decided to accept such proposal.

                    (ix)          ChoiceOne or Valley Ridge or their respective subsidiaries, or any of their respective directors, officers, employees, investment bankers, representatives, or agents, solicits, encourages, or negotiates with any party other than the other Corporation any proposals, offers, or expressions of interest concerning any tender offer, exchange offer, merger, consolidation, sale of shares, sale of assets, or assumption of liabilities not in the ordinary course, or other business combination involving ChoiceOne or Valley Ridge or any of their respective subsidiaries other than the Merger (a "Business Combination").

                    (x)          Upon the occurrence or nonoccurrence of other comparatively immaterial events.

Termination Fee after Business Combination

          Under certain circumstances involving the acquisition of control of either party to the Plan of Merger by a party other than ChoiceOne or Valley Ridge (an "Unaffiliated Person"), the other party to the Plan of Merger may be entitled to a fee of $1,541,625 from the party that is acquired (the "Acquired Party"). A party is entitled to this fee if: (i) the Plan of Merger is terminated and the Merger is abandoned pursuant to the provisions of the Plan of Merger for any reason; (ii) while the Plan of Merger is in effect: (a) an Unaffiliated Person directly or indirectly acquires control (as defined in the Federal Bank Holding Company Act using 25%) of ChoiceOne or Valley Ridge, or its successor by merger or consolidation, or acquires 25% or more of the consolidated assets of ChoiceOne or Valley Ridge; or (b) the Acquired Party solicits, invites, encourages, negotiates, or enters into an agreement with an Unaffiliated Person to acquire such control or such assets, or publicly announces an intention to do so; and (iii) within one year of the date of termination of the Plan of Merger the Unaffiliated Person acquires such control or such assets.

Description of ChoiceOne Common Stock

          If the Plan of Merger is approved by Valley Ridge's shareholders and the Merger is consummated, ChoiceOne's authorized capital stock will consist of 4,000,000 shares of common stock, without par value ("ChoiceOne Common Stock"), and 100,000 shares of preferred stock. As of August 25, 2006, ChoiceOne had outstanding 1,660,974 shares of ChoiceOne Common Stock and zero shares of preferred stock. If all of Valley Ridge's currently outstanding options are exercised prior to the effective time of the Merger, ChoiceOne expects to issue approximately 1,585,590 shares of ChoiceOne Common Stock in the Merger using a conversion ratio of 8.5. These numbers have been rounded for convenience of presentation.

          ChoiceOne's board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, each with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, conversion, optional or other rights, and such qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions providing for the issue of such stock adopted by the board of directors. This authorization includes the right to fix the designation of the series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on other series of stock and any other rights, preferences or limitations.

          The issuance of shares of ChoiceOne preferred stock could adversely affect the availability of earnings for distribution to the holders of ChoiceOne Common Stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

          Holders of ChoiceOne Common Stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors' right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and ChoiceOne's legal ability to make certain other payments. ChoiceOne's board of directors may fix the dividend rights and rates of preferred stock when it is issued. Each holder of ChoiceOne Common Stock is entitled to one vote for each share held on each matter submitted for shareholder action. ChoiceOne Common Stock has no preferences, preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

          In the case of any liquidation, dissolution or winding up of the affairs of ChoiceOne, holders of ChoiceOne Common Stock will be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them after an amount has been paid to or set aside for the holders of all shares having priority over the Common Stock. The rights of any ChoiceOne preferred stock will be determined by ChoiceOne's board of directors when those shares are first issued.

          All outstanding shares of ChoiceOne Common Stock are, and shares to be issued pursuant to the Merger will be, when issued, fully paid and nonassessable.

          A number of important provisions of the Restated Articles of Incorporation and Bylaws of ChoiceOne and the MBCA that could affect the rights of holders of shares of ChoiceOne Common Stock are described below. (See "The Merger--Provisions Affecting Control of ChoiceOne, --Comparison of Rights of ChoiceOne Shareholders and Valley Ridge Shareholders to Rights of Shareholders in the Combined Organization, and --Indemnification and Limitation of Liability.")

Provisions Affecting Control of ChoiceOne

          At the effective time of the Merger, the Restated Articles of Incorporation and the Bylaws of ChoiceOne will remain unchanged. Some provisions of ChoiceOne's Restated Articles of Incorporation and/or the MBCA may have an anti-takeover impact and may make tender offers, proxy contests and certain mergers more difficult to complete. Both ChoiceOne and Valley Ridge are currently subject to the provisions of the MBCA, and the Combined Organization will be subject to these provisions after the Merger.

          ChoiceOne's Restated Articles of Incorporation. Article IX of ChoiceOne's Restated Articles of Incorporation contain provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. This provision requires a supermajority vote of two-thirds of the outstanding and disinterested shares of ChoiceOne Common Stock to approve a Business Combination with an "interested shareholder" unless it has been approved by the board of directors or the offer is in cash (or at the shareholder's option cash and debt) and is either higher than the highest price paid by the "interested shareholder" for prior purchases of ChoiceOne Common Stock or exceeds the fair value as determined by the board of directors, and certain other conditions are met.

          Anti-Takeover Legislation. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions establish a statutory scheme similar to the supermajority and fair price provisions found in ChoiceOne's Restated Articles of Incorporation and other corporate charters (the "Fair Price Act"). ChoiceOne's Restated Articles of Incorporation opt out of the Fair Price Act.

          Control Share Act. The MBCA establishes procedures governing "control share acquisitions" (the "Control Share Act"). A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

          The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

          The Control Share Act applies only to an "issuing public corporation." ChoiceOne falls within the statutory definition of an "issuing public corporation" and would continue to do so after the Merger.

          Classified Board. Each of the current boards of directors of both ChoiceOne and Valley Ridge are classified into three classes, with each class serving a staggered, three-year term. The Restated Articles of Incorporation of ChoiceOne after the Merger also would classify the board of directors of ChoiceOne into three classes serving staggered, three-year terms. Classification of the board could have the effect of extending the time during which the existing board of directors could control the operating policies of ChoiceOne even though opposed by the holders of a majority of the outstanding shares of ChoiceOne Common Stock. In addition, under the Restated Articles of Incorporation, directors of ChoiceOne could be removed only for "cause," and then in some cases only upon a super-majority vote of the shareholders. (See "The Merger--Comparison of Rights of ChoiceOne Shareholders and Valley Ridge Shareholders to Rights of Shareholders in the Combined Organization.")

          Board Evaluation of Certain Offers. Article X of ChoiceOne's Restated Articles of Incorporation provides that the board of directors shall not approve, adopt or recommend any offer of any person or entity (other than ChoiceOne) to make a tender or exchange offer for any ChoiceOne Common Stock, to merge or consolidate ChoiceOne with any other entity, or to purchase or acquire all or substantially all of ChoiceOne's assets, unless and until the board has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of ChoiceOne. In doing so, the board may rely on an opinion of legal counsel who is independent from the offeror, and/or may test such legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

          In making its determination, the board must consider all factors it deems relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by ChoiceOne and/or its shareholders, considering historical trading prices of ChoiceOne Common Stock, the price that could be achieved in a negotiated sale of ChoiceOne as a whole, past offers, and the future prospects of ChoiceOne; (ii) the potential social and economic impact of the proposed transaction on ChoiceOne, its employees, customers and vendors; (iii) the potential social and economic impact of the proposed transaction on the communities in which ChoiceOne and its subsidiaries operate or are located; (iv) the financial condition and earnings prospects of the offering party, including any intention to use the assets of ChoiceOne to finance the transaction; and (v) the competence, experience and integrity of management of the offering party. Consideration of these factors may result in ChoiceOne's board of directors rejecting offers that would otherwise be desirable to its shareholders.

          In order to amend, repeal, or adopt any provision that is inconsistent with Article X, at least 66 2/3% of the shareholders, voting together as a single class, must approve the change.

          Nomination of Directors. Under ChoiceOne's Bylaws, all nominations for directors must be delivered to ChoiceOne in writing at least 120 days prior to the date of notice of the annual meeting of shareholders. A nomination that is not received prior to this deadline will not be placed on the ballot. The board believes that advance notice of nominations by shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, will provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure does not give the board of directors any power to approve or disapprove of shareholder nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

Comparison of Rights of ChoiceOne Shareholders and Valley Ridge Shareholders to Rights of Shareholders in the Combined Organization

          If the Merger is consummated, a person holding a given percentage of the outstanding shares of ChoiceOne Common Stock or Valley Ridge Common Stock will hold a lesser percentage of the outstanding shares of common stock in the Combined Organization after the Merger. In addition, because the Combined Organization will be a larger entity than either ChoiceOne or Valley Ridge, the universe of financial institutions and other companies that have the resources to acquire the Combined Organization will be smaller than before the Merger.

          ChoiceOne is currently, and will be after the Merger is completed, subject to the informational requirements of the Exchange Act. Valley Ridge is not presently subject to these reporting requirements. Valley Ridge's shareholders will therefore benefit from ChoiceOne's obligation to file periodic reports under the Exchange Act by virtue of the availability of more current and detailed information regarding the Combined Organization than presently exists with respect to Valley Ridge. This benefit will be offset, to a degree, by the costs associated with complying with the Exchange Act, which will be borne by the Combined Organization. The Sarbanes-Oxley Act of 2002 has increased these compliance costs considerably.

          At the effective time of the Merger, the Restated Articles of Incorporation and Bylaws of ChoiceOne will remain unchanged. The corporate affairs of both ChoiceOne and Valley Ridge are governed by the MBCA, and the corporate affairs of the Combined Organization after the Merger will also be governed by the MBCA. Therefore, the rights of shareholders of the Combined Organization under the MBCA after the Merger will not significantly differ from the present rights of shareholders of ChoiceOne and Valley Ridge under the MBCA.

          Removal of Directors and Filling Vacancies. The Restated Articles of Incorporation of ChoiceOne provide that a director may be removed only for "cause." Accordingly, unless otherwise provided by law, a director may only be removed if: (a) he or she has been convicted of a felony and has exhausted all appeals; (b) a final unappealable verdict has been entered against the director by a court of competent jurisdiction for negligence or misconduct in the performance of his or her duties to the corporation in a matter of substantial importance to the corporation; (c) he or she becomes mentally incompetent and such incompetence directly affects his or her ability to serve as a director; or (d) the director's actions or failure to act have been in derogation of his or her duties. In addition, any proposal to remove a director pursuant to (c) or (d) above that is initiated by the board of directors for submission to the shareholders requires the affirmative vote of at least two-thirds of the directors then in office, exclusive of the director who is the subject of the removal action. (See "The Merger--Provisions Affecting Control of ChoiceOne.")

          Vacancies in the board of directors may be filled only by the board of directors, acting by an affirmative vote of a majority of all of the remaining directors. Any vacancy for any newly created directorships resulting from any increase in the number of directors may be filled solely by a majority of the "continuing directors." Any directors so chosen shall hold office until the next election for the class for which the director was chosen and until their respective successors shall be duly elected and qualified or their resignation or removal.

          Amendment or Repeal of the Articles and Bylaws. Under Michigan law, the board of directors need not adopt a resolution setting forth an amendment to the articles of incorporation before the shareholders may vote on it. Unless the articles of incorporation provide otherwise, amendments of the articles of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if the amendment would increase or decrease the number of authorized shares of any class or series, or would adversely affect the rights, powers, or preferences of such class or series, a majority of the outstanding stock of such class or series also would be required to approve the amendment.

          Certain provisions of the Restated Articles of Incorporation of ChoiceOne require a greater-than-majority vote. First, the affirmative vote of at least 66 2/3% of the outstanding voting stock is required to amend, repeal or adopt any provisions inconsistent with Article VII, which sets forth requirements applicable to nominations, filling of vacancies and removal of members of the board of directors; Article VIII, which opts out of the Michigan Fair Price Act; Article IX, which requires a super-majority vote for certain business combinations; and Article X, which governs the board's evaluation of certain offers.

          The Bylaws of ChoiceOne may be altered, amended or repealed by the vote of the holders of a majority of the shares who are present or represented at a meeting at which a quorum is present. The Bylaws may also be amended by the directors upon a majority vote.

Indemnification and Limitation of Liability

          Limitation of Personal Liability. The MBCA provides that a director or officer of a Michigan corporation shall discharge his or her duties as a director or officer in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation. In discharging these duties, a director or officer is entitled to rely on information, reports, or statements prepared by directors, officers, or employees of the corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented; legal counsel, accountants, engineers, or other persons as to matters the director or officer reasonably believes are within the person's professional or expert competence; or a committee of the board of which the director or officer is not a member if he or she believes the committee merits confidence. A director or officer is not, however, entitled to rely on the foregoing information if he or she has knowledge that makes such reliance unwarranted. A director or officer who so performs these duties may not be held liable by reason of being or having been a director or officer of the corporation.

          The Restated Articles of Incorporation of ChoiceOne provide that directors shall not have personal liability to ChoiceOne or its shareholders for monetary damages arising out of a breach of fiduciary duty by directors in their capacities as directors. Under Michigan law, liability may not be eliminated for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) actions involving approval of various types of illegal distributions or the making of improper loans; (iv) transactions from which an improper personal benefit was obtained; or (v) acts or omissions occurring prior to the time the provision limiting liability became effective. ChoiceOne's Restated Articles of Incorporation are intended to give to the directors of ChoiceOne the full protection against personal liability that is permitted under Michigan law. This provision is designed to promote an environment in which ChoiceOne's directors are free to function decisively and effectively in directing the operation of the Corporation without the potential inhibiting threat of litigation.

          These provisions do not eliminate the duty of care imposed upon a director, but only eliminate a director's personal monetary liability to ChoiceOne and its shareholders for actions that may be deemed to constitute a breach of the duty of care in the decision-making context. The director's duty of care remains unchanged and will be enforceable through such equitable remedies as injunctive relief or rescission. However, equitable remedies available to shareholders may in some instances be ineffective as a practical matter. For instance, shareholders may not be aware of a proposed transaction or other action until it is too late to prevent its completion. The provision also does not eliminate the personal liability of directors to ChoiceOne or its shareholders for monetary damages for breaching their duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating law, paying a dividend or making an improper loan, or obtaining an improper personal benefit. The provision also does not change any of the separate obligations of directors under the federal securities laws.

          Because these provisions of ChoiceOne's Restated Articles of Incorporation limit the situations in which a director may be held monetarily liable, they could have the effect of reducing the likelihood of derivative litigation against ChoiceOne's directors. They may also discourage or deter shareholders from bringing a lawsuit against ChoiceOne's directors for breach of their duties of care, even though such an action, if successful, might otherwise have benefited ChoiceOne and its shareholders. Insulation of directors from personal liability could influence their decisions with respect to any future proposals to acquire ChoiceOne. This could have the effect of making it more difficult for others to acquire ChoiceOne and might discourage efforts to acquire ChoiceOne.

          ChoiceOne's board of directors does not believe the limitation of director liability under ChoiceOne's Restated Articles of Incorporation results in directors acting with less concern for their fiduciary duties. ChoiceOne's board of directors believes that the diligence exercised by directors stems primarily from their desire to act in the best interests of ChoiceOne, and not from a fear of monetary damage awards. Consequently, ChoiceOne's board of directors believes that the level of scrutiny and care exercised by directors is not lessened by limitation of liability provisions contained in ChoiceOne's Restated Articles of Incorporation.

          An amendment to or repeal of the limitation of personal liability may not apply to or affect the liability or alleged liability of any director of ChoiceOne for or with respect to any act or omission of such director prior to such amendment or repeal.

          Indemnification. ChoiceOne's Restated Articles of Incorporation require it to indemnify directors and executive officers of ChoiceOne to the fullest extent now or in the future permitted by the MBCA in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of the corporation, a subsidiary or otherwise) arising out of his or her service to ChoiceOne, a subsidiary or to another organization at the request of ChoiceOne or a subsidiary. In addition, ChoiceOne's Restated Articles of Incorporation permit it to indemnify persons who are not directors or executive officers of ChoiceOne to the extent authorized by its Bylaws, resolution of the Board of Directors or contractual agreement authorized by the Board of Directors.

          ChoiceOne's Bylaws permit ChoiceOne to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of ChoiceOne), whether civil, criminal, administrative, or investigative and whether formal or informal, by reason of the fact that the person is or was a director, officer, employee, or agent of ChoiceOne or is or was serving at the request of ChoiceOne as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, against expenses (including attorney fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of ChoiceOne or its shareholders and, with respect to a criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

          In addition, ChoiceOne's ability to indemnify its directors and officers or other persons is determined, to an extent, by the MBCA. The following is a summary of the applicable provisions of the MBCA:

          Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. That statute provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          Indemnification of expenses (including attorneys' fees) and amounts paid in settlement is permitted in derivative actions, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, he or she shall be indemnified against actual and reasonable expenses (including attorneys' fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.

          A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made by a majority vote of a quorum of the board of directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than 2 disinterested directors, by independent legal counsel, by all "independent directors" not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders.

          Under the MBCA, a corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee or agent who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if (i) the person furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and (ii) the person furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, which undertaking need not be secured.

          The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation's articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

          The MBCA permits ChoiceOne to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with ChoiceOne, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, ChoiceOne maintains such insurance on behalf of its directors, officers and employees.

          The potential risks of personal liability may deter qualified individuals from accepting a position as a director of ChoiceOne unless adequate insurance or other protection is available. The board of directors of ChoiceOne believes that the provisions of the Restated Articles of Incorporation are important to ChoiceOne's efforts to attract and retain qualified directors and officers in the future.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of ChoiceOne pursuant to the foregoing provisions, or otherwise, ChoiceOne has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Resales by Affiliates

          The issuance of shares of ChoiceOne Common Stock to shareholders of Valley Ridge pursuant to the Merger has been registered under the Securities Act. That registration, however, does not cover resales by shareholders of Valley Ridge who may be deemed to control or be controlled by, or be under common control with, Valley Ridge at the effective time of the Merger.

          In order to induce each other to proceed with the Merger, ChoiceOne and Valley Ridge have each agreed to use all reasonable efforts to cause each person identified by the applicable Corporation who is an affiliate of the applicable Corporation as that term is defined under Rule 144 of the Securities Act ("Affiliates") to agree in writing not to sell, transfer or otherwise dispose of shares of ChoiceOne Common Stock beneficially owned or received in the Merger by such person in a manner which would result in violation of the Securities Act or applicable rules and regulations.

Accounting Treatment

          ChoiceOne expects to treat the Merger under generally accepted accounting principles governing the purchase method of accounting. (See "The Merger--Pro Forma Condensed Combined Financial Statements.")

Material Federal Income Tax Consequences of the Merger

          The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Valley Ridge Common Stock with respect to the exchange of Valley Ridge Common Stock for ChoiceOne Common Stock pursuant to the Merger. This discussion assumes that U.S. Holders hold their Valley Ridge Common Stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this Prospectus and Proxy Statement. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service ("IRS") regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

          This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Valley Ridge Common Stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Valley Ridge Common Stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their Valley Ridge Common Stock through a partnership or other pass-through entity), persons who acquired shares of Valley Ridge Common Stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a "functional currency" other than the U.S. dollar and persons holding their Valley Ridge Common Stock as part of a straddle, hedging, constructive sale or conversion transaction.

          For purposes of this summary, a "U.S. Holder" is a beneficial owner of Valley Ridge Common Stock that is for United States federal income tax purposes:
•	a United States citizen or resident alien;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; and

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

          If a partnership (including any other entity treated as a partnership for United States federal income tax purposes) holds Valley Ridge Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.

          The Merger. The Merger is intended to qualify as a reorganization under section 368(a) of the Code. It is a condition to the completion of the Merger that each of ChoiceOne and Valley Ridge receive an opinion dated the closing date from Warner Norcross & Judd LLP to the effect that on the basis of facts, representations and assumptions set forth or referred to in the opinion, the Merger will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions will be based in part on representation letters provided by ChoiceOne and Valley Ridge and on customary factual assumptions. If any of the facts, representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the Merger could be adversely affected, the opinions and this summary may not accurately describe the United States federal income tax treatment of the Merger, and the tax consequences of the Merger to U.S. Holders may be materially different from those described in this summary.

          Assuming the Merger qualifies as a reorganization within the meaning of section 368(a) of the Code, ChoiceOne and Valley Ridge will not recognize any gain or loss for United States federal income tax purposes as a result of the Merger. Assuming the Merger qualifies as a reorganization within the meaning of section 368(a) of the Code, the United States federal income tax consequences of the Merger to U.S. Holders of Valley Ridge Common Stock are, in general, as follows:

•

a U.S. Holder that receives ChoiceOne Common Stock in exchange for its shares of Valley Ridge Common Stock in the Merger will not recognize gain or loss on the exchange, except to the extent the U.S. Holder receives cash instead of a fractional share interest in ChoiceOne Common Stock;

•

the aggregate tax basis of the shares of ChoiceOne Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will be equal to the aggregate tax basis in the shares of Valley Ridge Common Stock surrendered in exchange for the ChoiceOne Common Stock; and

•

an exchanging U.S. Holder's holding period in the ChoiceOne Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the Valley Ridge Common Stock surrendered in exchange for ChoiceOne Common Stock.

          Cash Instead of Fractional Shares. A U.S. Holder that receives cash instead of a fractional share should be treated as if such U.S. Holder had received a fractional share of ChoiceOne Common Stock and then exchanged such fractional share for cash in a redemption by ChoiceOne. Assuming that the deemed redemption of a fractional share of ChoiceOne Common Stock is treated as a sale or exchange, and not as a dividend, a U.S. Holder will generally recognize capital gain or loss on such deemed redemption of the fractional share in an amount equal to the difference between the amount of cash received instead of the fractional share and the U.S. Holder's tax basis in the fractional share of ChoiceOne Common Stock. Such capital gain or loss will be long term capital gain or loss if the Valley Ridge Common Stock exchanged was held for more than one year at the effective time of the Merger.

          Information Reporting and Backup Withholding. A non-corporate U.S. Holder of Valley Ridge Common Stock may be subject to information reporting and backup withholding on any cash payments it receives instead of fractional share interests in ChoiceOne Common Stock. Backup withholding will not apply, however, if such U.S. Holder (a) furnishes a correct taxpayer identification number and properly certifies that it is not subject to backup withholding (generally on a substitute Form W-9) or (b) otherwise establishes an exemption from backup withholding.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. Holder's United States federal income tax liability, provided such U.S. Holder timely furnishes the required information to the IRS. U.S. Holders should consult their tax advisors as to their qualifications for an exemption from backup withholding and the procedure for establishing an exemption.

          Reporting Requirements. A U.S. Holder that receives ChoiceOne Common Stock as a result of the Merger will be required to retain records pertaining to the Merger and will be required to file with its United States federal income tax return for the year in which the Merger takes place a statement setting forth certain facts relating to the Merger.

          EACH SHAREHOLDER OF VALLEY RIDGE SHOULD CONSULT A PROFESSIONAL TAX ADVISER ON THE TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER. THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS AND PROXY STATEMENT DO NOT CONSTITUTE LEGAL OR TAX ADVICE.

Fairness Opinion of Donnelly Penman & Partners

          Valley Ridge selected and retained Donnelly Penman & Partners ("Donnelly Penman") to act as Valley Ridge's financial advisor in connection with the Merger and related matters based upon its qualifications, expertise and reputation, as well as its familiarity with Valley Ridge. Donnelly Penman is a recognized investment banking and advisory firm. As a part of its investment banking and advisory business, Donnelly Penman is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, secondary distributions of securities, private placements and valuations for ESOP, going private transactions, corporate and other purposes.

          At the April 25, 2006 special meeting of the Valley Ridge board of directors, the Valley Ridge board approved the Merger and Donnelly Penman provided an oral opinion that the conversion ratio of eight and one half (8.5) shares of ChoiceOne Common Stock for each share of Valley Ridge Common Stock, after stating its intent to pay and paying a $10 million special cash dividend to its shareholders as described in the Plan of Merger, is fair to Valley Ridge's shareholders from a financial point of view. No limitations were imposed by Valley Ridge on the scope of Donnelly Penman's investigation or on the procedures followed by Donnelly Penman in rendering its opinion. The 8.5 conversion ratio was determined by Valley Ridge after arms-length negotiations with ChoiceOne.

          The full text of the opinion of Donnelly Penman, which sets forth, among other things, assumptions made, procedures followed, matters considered and limits on the review undertaken by Donnelly Penman, is attached as Appendix B to this Prospectus and Proxy Statement. Holders of Valley Ridge Common Stock are urged to read the opinion in its entirety. Donnelly Penman's opinion is directed only to the Merger consideration described in the Plan of Merger and does not constitute a recommendation to any Valley Ridge shareholder as to how such shareholder should vote at the Valley Ridge special meeting of shareholders. The summary set forth in this Prospectus and Proxy Statement of the opinion of Donnelly Penman is qualified in its entirety by reference to the full text of its opinion attached to this document as Appendix B.

          In arriving at its opinion, Donnelly Penman engaged in discussions with members of the management of each of Valley Ridge and ChoiceOne concerning the historical and current business operations, financial conditions and prospects of Valley Ridge and ChoiceOne and reviewed:
•	the Agreement and Plan of Merger dated April 25, 2006;

•	the Form S-4 as filed with the Commission;

•	certain publicly-available information for ChoiceOne, including each of the Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005;

•	the stock price and trading activity for ChoiceOne Common Stock and Valley Ridge Common Stock;

•	certain information, including historical and forecasted financial information, relating to earnings, assets, liabilities and prospects of Valley Ridge furnished by senior management of Valley Ridge;

•	certain information, including historical and forecasted financial information, relating to earnings, assets, liabilities and prospects of ChoiceOne furnished by senior management of ChoiceOne;

•	Valley Ridge senior management projected earnings estimates for fiscal years 2006 through 2010, which were deemed reasonable by Valley Ridge management;

•	ChoiceOne senior management projected earnings estimates for fiscal years 2006 through 2010, which were deemed reasonable by ChoiceOne management;

•	the amount and timing of the cost savings expected to result from the Merger furnished by senior management of Valley Ridge and ChoiceOne;

•

the financial condition and operating results of Valley Ridge and ChoiceOne compared to the financial conditions and operating results of certain other financial institutions that Donnelly Penman deemed comparable;

•

various valuation analyses of Valley Ridge and ChoiceOne that Donnelly Penman performed, including dividend discount analyses, accretion/dilution analysis, analysis of comparable transactions and analysis of comparable companies; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of its opinion.

          In conducting its review and arriving at its opinion, as contemplated under the terms of its engagement by Valley Ridge, Donnelly Penman, with the consent of Valley Ridge and ChoiceOne, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Valley Ridge, ChoiceOne or upon publicly-available information. Donnelly Penman did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. Donnelly Penman further relied upon the assurance of management of Valley Ridge and ChoiceOne that they were unaware of any facts that would make the information provided or available to Donnelly Penman incomplete or misleading in any respect. Donnelly Penman did not make any independent evaluations, valuations or appraisals of the assets or liabilities of Valley Ridge or ChoiceOne. Donnelly Penman did not review any individual credit files of Valley Ridge or ChoiceOne and assumed that the aggregate allowances for credit losses for Valley Ridge and ChoiceOne were adequate to cover such losses. Donnelly Penman's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by Donnelly Penman on the date of its opinion. Donnelly Penman does not have any obligation to update its opinion, unless requested by Valley Ridge in writing to do so, and Donnelly Penman expressly disclaims any responsibility to do so in the absence of any written request by Valley Ridge.

          In connection with rendering its opinion to the Valley Ridge board of directors, Donnelly Penman performed a variety of financial analyses, which are summarized below. Donnelly Penman believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying Donnelly Penman's opinion. Donnelly Penman arrived at its opinion based on the results of all the analyses it undertook assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected comparable companies and analysis of selected comparable merger of equal transactions summarized below, no public company utilized as a comparison is identical to Valley Ridge or ChoiceOne, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the relevant financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned.

          The financial forecast information and cost savings and other synergies expected to result from the Merger furnished by management of Valley Ridge and ChoiceOne, respectively, and deemed reasonable by them contained in or underlying Donnelly Penman's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. In that regard, Donnelly Penman assumed, with Valley Ridge's and ChoiceOne's consent, that the financial forecasts, including the cost savings and other synergies expected to result from the Merger, were reasonably prepared on a basis reflecting the best currently available judgments of Valley Ridge and ChoiceOne, and that such forecasts will be realized in the amounts and at the times that they contemplate. The estimates contained in Donnelly Penman's analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by those analyses. Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses.

          The following is a brief summary of the analyses performed by Donnelly Penman in connection with its oral opinion delivered to the Valley Ridge Board on April 25, 2006. Certain analyses have been updated to reflect currently available information for purposes of the written fairness opinion.

Summary Analysis of the Transaction

          Donnelly Penman reviewed the terms of the Merger. It noted that the conversion ratio of eight and one half (8.5) shares of ChoiceOne Common Stock for each share of Valley Ridge Common Stock, after Valley Ridge declares and pays a $10 million special cash dividend to its shareholders, meant that the transaction had an implied per share value of $156.83 for each share of Valley Ridge Common Stock based upon the closing price of ChoiceOne Common Stock of $18.45 on April 24, 2006. This implied per share value represents a 264.5% premium to fully diluted book value (after deducting the $10 million dividend) per Valley Ridge share of $59.28 as of March 31, 2006. Donnelly Penman also noted that, based on the conversion ratio, the transaction had an implied aggregate value of approximately $29.3 million (exclusive of the $10 million pre-transaction dividend, transaction costs or deferred bonus costs) as of April 25, 2006. If the pre-transaction $10 million cash dividend ($53.60 per fully diluted share) is added to the per share consideration, Valley Ridge shareholders will receive $210.43 per fully diluted share. The complete aggregate transaction metrics are displayed below:
Deal Price(1)	Price/Book Value(2)	Price/Tangible Book Value(2)	Price/LTM Diluted Earnings(3)	Price/Assets(2)	Price/ Deposits(2)	Premium to Core Deposits(2)
$29,254,136	264.5%	272.8%	17.73x	13.7%	17.3%	12.63%

(1)	This is the aggregate consideration excluding the pre-transaction $10 million dividend.
(2)	The multiples in relation to estimated balance sheet data is based on the March 31, 2006 balance sheet data (after being reduced for the $10 million dividend).
(3)

The net income component for 2005 and last twelve month's ("LTM") results was estimated to reflect the impact on earnings had a $10 million dividend been declared on April 1, 2005. Although this dividend would be larger than what Valley Ridge could do independently and maintain capital ratios, Donnelly Penman thought this adjustment was relevant to reflect a more appropriate transaction multiple.

Analysis of Selected Comparable Companies

          Donnelly Penman compared selected financial and operating results of Valley Ridge to a peer group that included the following 31 exchange traded commercial banks in Michigan, Illinois, Indiana and Ohio, which were selected based on comparable asset size and financial returns. Specifically, the peer group identified had assets less than $500 million and a last twelve month's return on average equity of between 8% and 12%. The peer group had median trading multiples of 139.6% of book value per share, 142.0% of tangible book value per share and 15.9 times last twelve month's earnings per share. These peer companies consisted of:

-	American Community Bancorp Inc. (ACBP)
-	Bancorp of Southern Indiana (BCSO)
-	Capital Directions, Incorporated (CTDN)
-	ChoiceOne Financial Services, Inc. (COFS)
-	CITBA Financial Corporation (CBAF)
-	Commercial Bancshares (CMOH)
-	Community Central Bank Corporation (CCBD)
-	Community Financial Shares, Inc. (CFIS)

-	Community National Corporation (CMNC)
-	Community Shores Bank Corporation (CSHB)
-	Communibanc Corporation (CBCZ)
-	Cortland Bancorp (CLDB)
-	County Bank Corp (CBNC)
-	Croghan Bancshares, Inc. (CHBH)
-	CSB Bancorp, Incorporated (CSBB)
-	CSB Bancorp, Inc. (CBMI)
-	Eastern Michigan Financial Corp (EFIN)
-	First Ottawa Bancshares, Inc. (FFOTB)
-	First Robinson Financial Corporation (FRFC)
-	FNB, Inc. (FIDS)
-	Heartland Bancshares, Inc. (HRTB)
-	Hillsdale County National Bank (HCNB)
-	Illini Corporation (ILII)
-	Ohio Heritage Bancorp, Inc. (OHHB)
-	Pontiac Bancorp, Inc. (PONT)
-	PSB Group, Inc. (PSBG)
-	St. Joseph Capital Corporation (SJOE)
-	United Bancorp, Inc. (UBCP)
-	United Commerce Bancorp (UCBN)
-	West Pointe Bancorp, Inc. (WTPT)
-	Western Reserve Bancorp, Inc. (WRBO)

          This comparison showed, among other things, that for the latest twelve months ended March 31, 2006:

•	Valley Ridge's net interest margin was 4.34%, compared with the Valley Ridge peer group median of 3.86%;

•	Valley Ridge's efficiency ratio was 70.86%, compared with the Valley Ridge peer group median of 69.51%;

•	Valley Ridge's return on average assets was 0.91%, compared to the Valley Ridge peer group median of 0.87%;

•	Valley Ridge's return on average equity was 9.77%, compared to the Valley Ridge peer group median of 9.42%; and

•	Valley Ridge's ratio of nonperforming assets to total assets was 0.29%, compared with the Valley Ridge peer group median of 0.50%.

          Additionally, Donnelly Penman reviewed 13 publicly traded commercial banks in Michigan, Illinois, Indiana and Ohio, which were selected based on comparable asset size and financial returns based on the size of the combined Valley Ridge and ChoiceOne entity. Specifically the peer group identified had assets of between $500 million and $1 billion and a last twelve month's return on average equity of between 8% and 12%. The peer group had median trading multiples of 141.91% of book value per share, 164.76% of tangible book value per share and 16.02 times last twelve month's earnings per share. These peer companies consisted of:

-	Centrue Financial Corporation (TRUE)
-	Community Bank Shares of Indiana, Inc. (CBIN)
-	Dearborn Bancorp, Inc.
-	Farmers & Merchants Bancorp, Incorporated (FMAO)
-	Farmers National Banc Corporation (FMNB)
-	Fentura Financial, Inc. (FETM)
-	Home Federal Bancorp (HOMF)
-	IBT Bancorp, Inc. (IBTM)
-	LNB Bancorp, Inc. (LNBB)

-	NI Bancshares Corporation (NIBA)
-	O.A.K. Financial Corporation (OKFC)
-	Oxford Bank Corporation (OXBC)
-	United Bancshares, Inc. (UBOH)

          No financial institution used in the above analyses as a comparison is identical to Valley Ridge. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the financial institutions to which Valley Ridge was compared.

Dividend Discount Analysis

          Donnelly Penman calculated the estimated equity value per share for Valley Ridge under two separate scenarios based upon the values, discounted to the present, of estimates of projected dividends from the fiscal year ending December 31, 2007 through the fiscal year ending December 31, 2011 and a projected year 2011 terminal value assuming Valley Ridge continued to operate as an independent company.

          The first dividend discount analysis scenario examined an indication of equity value in a stand alone scenario with no special dividend. The valuation date contemplated is December 31, 2006 (the approximate date Donnelly Penman estimated the proposed Merger would be completed). In conducting its analysis, Donnelly Penman utilized financial estimates provided by and deemed reasonable by Valley Ridge for 2007 through 2011. Donnelly Penman further assumed, with Valley Ridge senior management's consent, a $5.50 dividend payment per share in 2007 with a $.10 annual increase thereafter through 2010 and then held the dividend payout ratio for the 2011 year the same as the payout ratio for 2010 (29.7%). The analysis utilized a discount rate of 12% and a terminal price/earnings multiple of 14. The discount rate was derived from the Ibbotson and Associates 20051 data on cost of equity buildup. The terminal multiple was determined by using the approximate indicated multiple where ChoiceOne Common Stock currently trades. This dividend discount scenario yielded an indicated equity value per fully diluted Valley Ridge share of $194.27.

          The second discount analysis scenario examined an indication of equity value in a stand alone scenario with a special $8 million dividend. Donnelly Penman estimated this size of a dividend would be approximately the maximum dividend Valley Ridge could contemplate and still be considered well capitalized. The valuation date contemplated is December 31, 2006 (the approximate date Donnelly Penman estimated the proposed Merger would be completed). This analysis assumed that a special $8 million dividend would be issued at the beginning of the projection period. Donnelly Penman further assumed, with Valley Ridge senior management's consent, a $5.50 dividend payment per share in 2007 with a $.10 annual increase thereafter through 2010 and then held the dividend payout ratio for the 2011 year the same as the payout ratio for 2010 (29.7%). The analysis utilized the same discount rate of 12% and a terminal price/earnings multiple of 14. This dividend discount scenario yielded an indicated equity value per fully diluted Valley Ridge share of $222.58.

          The analysis was based upon Valley Ridge senior management's projections of future performance on a stand alone basis, which were based upon many factors and assumptions deemed reasonable by Valley Ridge senior management. This analysis did not purport to be indicative of actual values or actual future results and did not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Donnelly Penman included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

Pro Forma Merger Analysis

          Donnelly Penman analyzed the pro forma financial impact of the merger on the holders of Valley Ridge Common Stock and ChoiceOne Common Stock. Based on discussions with senior management of Valley Ridge and ChoiceOne, Donnelly Penman constructed a present value analysis of the estimated earnings stream of ChoiceOne on a pro forma combined basis including Valley Ridge. For the ChoiceOne contribution to the pro forma entity, Donnelly Penman utilized projections from ChoiceOne's management, which were deemed reasonable by the

____________________
1  Stocks, Bonds, Bills and Inflation - Valuation Edition 2006 Yearbook, © Ibbotson Associates, Inc.

management of Valley Ridge and ChoiceOne. Using a 12.0% discount and a terminal value multiple range of 16.0 times 2011 earnings per share, Donnelly Penman's analysis indicated a value per post Merger fully diluted ChoiceOne share of $25.63. When this $25.63 per post Merger ChoiceOne share is multiplied by 8.5 (the conversion ratio per Valley Ridge share), the indicated value per share for Valley Ridge shareholders is $217.86. Then, if the $53.60 of cash Valley Ridge shareholders would receive from the special pre-Merger cash dividend is added, a per share value of $271.46 is calculated. This value is in excess of the two stand alone Valley Ridge scenarios previously described.

          The terminal multiple was determined by using the median multiple for select publicly traded Midwest commercial banks with assets of more than $500 million and less than $1 billion (approximately the peer group a combined Valley Ridge and ChoiceOne would join) and last twelve month's return on equity between 8.0% and 12.0%.

          For the pro forma analysis, Donnelly Penman assumed synergies at the levels agreed to and provided by Valley Ridge and ChoiceOne management. The synergies, totaling over $1.5 million on a pre-tax annualized basis, were incorporated into the combined earnings stream. Donnelly Penman assumed that dividends for the combined entity would be paid at a payout ratio consistent with ChoiceOne's stand alone projections.

          Donnelly Penman further noted that the pro forma analysis indicates the Merger, based on the forecasted combined entity's pro forma earnings, would result in an increase to the Valley Ridge equivalent earnings per share by 3.8% in 2007, 6.0% in 2008 and 4.8% in 2009 when compared to Valley Ridge's forecasted earnings assuming Valley Ridge declared an $8 million dividend. This is the alternative scenario Donnelly Penman utilized in the previous analysis.

          For its financial advisory services provided to Valley Ridge, Donnelly Penman has been paid fees of approximately $65,000 to date and will be paid additional fees that will total approximately $80,000 at or before completion of the Merger. In addition, Valley Ridge has agreed to indemnify Donnelly Penman against various liabilities, including any which may arise under the federal securities laws.

Unaudited Pro Forma Condensed Combined Financial Statements

          The following unaudited pro forma condensed combined balance sheet as of June 30, 2006 and the unaudited pro forma condensed combined income statements for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to the Merger. The pro forma information is based on the historical financial statements of ChoiceOne and Valley Ridge, giving effect to the proposed transaction under the purchase method of accounting.

          The pro forma financial statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be attained in the future. The pro forma financial statements should be read in conjunction with the financial statements and notes thereto of ChoiceOne and Valley Ridge included elsewhere in this Prospectus and Proxy Statement.

          The pro forma financial statements were prepared using a conversion ratio of 8.5 shares of ChoiceOne Common Stock for each share of Valley Ridge Common Stock. All pro forma share and per share information was calculated assuming the issuance of 1,585,590 shares of ChoiceOne Common Stock in the Merger based on the conversion ratio of 8.5. These numbers have been rounded for convenience of presentation.

CHOICEONE FINANCIAL SERVICES, INC. AND VALLEY RIDGE FINANCIAL CORP. UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET As of June 30, 2006 (Dollars in thousands, except per share data)

	ChoiceOne	Valley Ridge	Pro Forma Adjustments		Pro Forma Combined

ASSETS
Cash and due from banks	$3,930	$6,026		$(3,080)	$6,876
Federal funds sold		11,650		(4,250)	7,400
Cash and cash equivalents	3,930	17,676		(7,330)	14,276

Securities available for sale	49,663	36,057		(4,170)	81,550
Federal Home Loan Bank stock	2,623	1,387			4,010
Federal Reserve Bank stock	376	300			676
Other securities		11			11
Loans held for sale	610				610

Loans held in portfolio	182,716	147,992		(2,246)	328,462
Allowance for loan losses	(1,861)	(1,749)			(3,610)
Loans, net	180,855	146,243		(2,246)	324,852

Premises and equipment, net	5,546	4,265		4,060	13,871
Cash surrender value of life insurance policies	2,278	5,644			7,922
Goodwill				13,992	13,992
Other intangible assets				5,684	5,684
Other assets	4,747	2,472			7,219

Total assets	$250,628	$214,055		$9,990	$474,673

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$21,142	$33,083	$		$54,225
Interest-bearing	166,750	137,313		(384)	303,679

Total deposits	187,892	170,396		(384)	357,904

Securities sold under agreements to repurchase	6,317	3,167			9,484
Federal funds purchased	4,267				4,267
Advances from the Federal Home Loan Bank	28,000	16,500		(259)	44,241
Other liabilities	2,068	2,897		2,395	7,360

Total liabilities	228,544	192,960		1,752	423,256

Shareholders' equity
Common stock and paid-in capital	17,603	7,022		22,311	46,936
Retained earnings	5,112	14,548		(14,548)	5,112
Unearned restricted stock compensation		(58)		58	0
Accumulated other comprehensive (loss) income	(631)	(417)		417	(631)

Total shareholders' equity	22,084	21,095		8,238	51,417

Total liabilities and shareholders' equity	$250,628	$214,055		$9,990	$474,673

See Note F for an explanation of pro forma adjustments.

CHOICEONE FINANCIAL SERVICES, INC. AND VALLEY RIDGE FINANCIAL CORP.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2006
(Dollars in thousands, except per share data)

	ChoiceOne	Valley Ridge	Pro Forma Adjustments	Pro Forma Combined
Interest income
Loans, including fees	$6,362	$5,476	$607	$12,445
Securities
Taxable	644	625	(26)	1,243
Nontaxable	392	228		620
Other	4	171	(34)	141

Total interest income	7,402	6,500	547	14,449

Interest expense
Deposits	2,861	1,880	121	4,862
Federal Home Loan Bank advances	558	435	59	1,052
Other	122	81	77	280

Total interest expense	3,541	2,396	257	6,194

Net interest income	3,861	4,104	290	8,255

Provision for loan losses	35	90		125

Net interest income after
provision for loan losses	3,826	4,014	290	8,130

Noninterest income
Customer service charges	609	993		1,602
Insurance and investment commissions	438			438
Loan servicing fees, net	42	93		135
Net gain on sales of loans	104	73		177
Net gain (loss) on sales of securities	55	(2)		53
Income earned on life insurance policies	47	133		180
Other income	102	117		219

Total noninterest income	1,397	1,407	0	2,804

Noninterest expenses
Compensation and benefits	2,008	2,115		4,123
Occupancy and equipment	555	519	68	1,142
Data processing	322	204		526
Professional fees	208	197		405
Supplies and postage	113	132		245
Advertising and promotional	67	103		170
Intangible amortization			284	284
Other	506	854		1,360

Total noninterest expenses	3,779	4,124	352	8,255

Income before federal income taxes	1,444	1,297	(62)	2,679

Federal income taxes	364	387	(21)	730

Net income	$1,080	$910	$(41)	$1,949

	ChoiceOne	Valley Ridge	Pro Forma Adjustments	Pro Forma Combined
Earnings per share
Basic	$0.65	$0.57		$0.60
Diluted	$0.65	$0.57		$0.60

Average shares outstanding
Basic	1,653,882	1,585,590		3,239,472
Diluted	1,657,083	1,585,590		3,242,673

See Note G for an explanation of pro forma adjustments.

CHOICEONE FINANCIAL SERVICES, INC. AND VALLEY RIDGE FINANCIAL CORP.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Twelve Months Ended December 31, 2005
(Dollars in thousands, except per share data)

	ChoiceOne	Valley Ridge	Pro Forma Adjustments	Pro Forma Combined
Interest income
Loans, including fees	$11,641	$9,858	$957	$22,456
Securities
Taxable	993	1,201	(80)	2,114
Nontaxable	685	455		1,140
Other	5	67	(68)	4

Total interest income	13,324	11,581	809	25,714

Interest expense
Deposits	4,082	2,882	262	7,226
Federal Home Loan Bank advances	974	892	118	1,984
Other	223	116	155	494

Total interest expense	5,279	3,890	535	9,704

Net interest income	8,045	7,691	274	16,010

Provision for loan losses	495	120		615

Net interest income after
provision for loan losses	7,550	7,571	274	15,395

Noninterest income
Customer service charges	1,133	2,097		3,230
Insurance and investment commissions	866			866
Loan servicing fees, net	56	191		247
Net gain on sales of loans	264	137		401
Net loss on sales of securities	(28)	(8)		(36)
Income earned on life insurance policies	88	265		353
Other income	201	98		299

Total noninterest income	2,580	2,780	0	5,360

Noninterest expenses
Compensation and benefits	3,877	3,985		7,862
Occupancy and equipment	1,116	1,094	135	2,345
Data processing	570	377		947
Professional fees	464	139		603
Supplies and postage	227	250		477
Advertising and promotional	154	157		311
Intangible amortization			568	568
Other	776	1,494		2,270

Total noninterest expenses	7,184	7,496	703	15,383

Income before federal income taxes	2,946	2,855	(429)	5,372

Federal income taxes	780	704	(146)	1,338

Net income	$2,166	$2,151	$(283)	$4,034

	ChoiceOne	Valley Ridge	Pro Forma Adjustments	Pro Forma Combined
Earnings per share
Basic	$1.31	$1.36		$1.25
Diluted	$1.31	$1.36		$1.25

Average shares outstanding
Basic	1,647,264	1,585,590		3,232,854
Diluted	1,651,458	1,585,590		3,237,048

See Note G for an explanation of pro forma adjustments.

NOTES TO UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

The unaudited pro forma combined condensed consolidated financial statements have been prepared assuming that the Merger will be accounted for under the purchase method of accounting. The unaudited pro forma combined condensed consolidated earnings for the year ended December 31, 2005 and the six months ended June 30, 2006 is presented as if the Merger occurred at the beginning of the period. The unaudited pro forma combined condensed balance sheet as of June 30, 2006 is presented as if the Merger occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the Merger actually occurred on those dates. ChoiceOne is in the process of completing its review of Valley Ridge's accounting policies. After this review is completed, ChoiceOne might determine that it is necessary to restate certain amounts in the financial statements of Valley Ridge to conform to ChoiceOne's accounting policies.

NOTE B - SOURCES OF FUNDS

ChoiceOne intends to fund 100% of the purchase price through the issuance of common stock and ChoiceOne and Valley Ridge intend to fund 100% of the transaction costs through existing cash reserves and sales of securities.

NOTE C - PURCHASE PRICE

Under the terms of the Plan of Merger, shareholders of Valley Ridge will receive a one-time cash dividend totaling $10 million (or approximately $53.60 per share). Shareholders of Valley Ridge will also receive 8.5 shares of ChoiceOne Common Stock in exchange for each share of Valley Ridge Common Stock.

NOTE D - ALLOCATION OF PURCHASE PRICE OF VALLEY RIDGE

Under purchase accounting, Valley Ridge's assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair values have been determined by ChoiceOne based upon available information from Valley Ridge. ChoiceOne cannot be sure that such estimated values represent the fair value that would ultimately be determined as of the Merger date. The following are the pro forma adjustments made to record the transaction and to adjust Valley Ridge's assets and liabilities to their estimated fair values at June 30, 2006.

Purchase Price of Valley Ridge:

(Dollars in thousands)

Market value (assuming market value per share of $18.50)
of ChoiceOne Common Stock to be issued	$29,333
Transaction costs, net of tax	1,127
$30,460

Historical net assets of Valley Ridge as of June 30, 2006	$21,095
Less one-time cash dividend to be paid by Valley Ridge	10,000
Adjusted net assets of Valley Ridge	11,095
Fair market value adjustments as of June 30, 2006:
Loans held in portfolio	(2,246)
Premises and equipment, net	4,060
Goodwill	13,992
Core deposit intangible	5,684
Fixed rate certificates of deposit	384
Advances from the Federal Home Loan Bank	259
Deferred taxes on purchase accounting adjustments	(2,768)
$30,460

All of the other asset and liability categories are either variable rate or short-term in nature and fair market adjustments were considered to be immaterial to the financial presentation. The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma purposes only, ChoiceOne has included an estimated core deposit intangible calculated as 3.82% of local market area deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated life of 10 years and recorded as a charge to operations.

NOTE E - MERGER COSTS OF VALLEY RIDGE

The table below reflects ChoiceOne's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $1,127,000 (net of $373,000 in taxes, computed using an effective federal income tax rate of 34%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs, primarily comprised of anticipated cash charges, include the following:

(Dollars in thousands)
Professional fees	$330	(1)
Investment banker fees	275	(2)
Severance	645
Change of signage and supplies	100
Change of control payments	135
Other	15
Pre-tax transaction costs	1,500
Taxes	373
Total transaction costs	$1,127

(1)  $127,000 of this amount is estimated to be not tax deductible.
(2)  None of this amount is tax deductible.

ChoiceOne's cost estimates are forward-looking. While the costs represent ChoiceOne's current estimate of Merger costs associated with the Merger that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with completion of the Merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE F - PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS

For purposes of determining the pro forma effect of the Merger on the balance sheet, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2006:

(Dollars in thousands)
Cash received from federal funds sold and sales of securities	$8,420
Cash disbursed for one-time cash dividend	(10,000)
Cash disbursed for Merger costs	(1,500)
Federal funds sold decreased to provide cash	(4,250)
Securities sold to provide cash	(4,170)
Fair market value adjustment for loans held in portfolio	(2,246)
Fair market value adjustment for premises and equipment, net	4,060
Recognition of goodwill caused by Merger	13,992
Recognition of core deposit intangible	5,684
$9,990

Fair market value adjustment of fixed rate certificates of deposit	$(384)
Fair market value adjustment of advances from the Federal Home Loan Bank	(259)
Deferred tax effect of Merger costs	(373)
Deferred tax effect of fair market value adjustments	2,768
Market value of ChoiceOne Common Stock to be issued	29,333
Elimination of Valley Ridge Common Stock and paid-in capital balance	(7,022)
Payment of one-time cash dividend	(10,000)
Elimination of remaining Valley Ridge retained earnings balance	(4,548)
Elimination of Valley Ridge unearned restricted stock balance	58
Elimination of Valley Ridge accumulated other comprehensive (loss) income balance	417
$9,990

NOTE G - PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME ADJUSTMENTS

For purposes of determining the pro forma effect of the Merger on the statement of income, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2006 and 2005, respectively:
(Dollars in thousands)	Six Months Ended June 30, 2006	Year Ended December 31, 2005

Yield adjustment for fair market value adjustment of loans held in
portfolio	$607	$957
Interest income decrease due to sales of securities	(97)	(195)
Yield adjustment for fair market value adjustment of securities
available for sale	71	115
Interest income decrease due to decrease in federal funds sold	(34)	(68)
Cost adjustment for fair market value adjustment of fixed rate time
deposits	(121)	(262)
Cost adjustment for fair market value adjustment of Federal Home
Loan Bank advances	(59)	(118)
Interest expense increase due to decrease in federal funds sold	(77)	(155)
Amortization of fair market adjustment of bank premises and
equipment	(68)	(135)
Amortization of core deposit intangible	(284)	(568)
	(62)	(429)
Tax effect of pro forma adjustments	(21)	(146)

	$(41)	$(283)

Taxes were adjusted for pro forma purposes at a 34% rate for all income statement adjustments.

Basic and diluted average shares outstanding were calculated by adding the shares assumed to be issued by ChoiceOne in the Merger (1,585,590 shares) to the historical average ChoiceOne shares outstanding for the six months ended June 30, 2006 and for the year ended December 31, 2005.

The following assumptions were used for purposes of determining the pro forma effect of the Merger on the statement of income. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized, but will be reviewed for impairment at least annually.
	Weighted Average Remaining Term/ Useful Life in Years	Method of Amortization or Accretion

Securities available for sale	5	Accelerated (1)
Loans held in portfolio	2	Accelerated (1)
Premises and equipment, net	30	Straight line
Other intangible assets	10	Straight line
Interest-bearing deposits	1	Accelerated (1)
Advances from the Federal Home Loan Bank	4	Accelerated (1)

(1)          Amortization or accretion will be based on the estimated life of the asset or liability category.

NOTE H - PRO FORMA FINANCIAL PRESENTATION AND POTENTIAL FINANCIAL BENEFITS

ChoiceOne and Valley Ridge anticipate that the Merger will provide the Combined Organization with financial benefits that could include reduced operating expenses and enhanced opportunities to earn more revenue. Due to the uncertainty of the realization of the benefits, their effect has not been included in the pro forma financial statements.

THE BUSINESS OF BANKING

Competition

          ChoiceOne and Valley Ridge are bank holding companies which, through their subsidiaries, are engaged in the business of commercial banking. The business of banking is highly competitive. In addition to competition from other commercial banks, banks face significant competition from saving and loan associations, credit unions, commercial and consumer finance companies, insurance companies and leasing companies. Money market mutual funds, investment and brokerage firms and nonfinancial institutions provide many of the financial services offered by banks. The principal methods of competition for financial services are price (interest rates paid on deposits, interest rates charged on borrowings and fees charged for services) and service (convenience and quality of services rendered to customers).

Supervision and Regulation

          Banks and bank holding companies are extensively regulated. ChoiceOne and Valley Ridge are subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Their activities are generally limited to owning or controlling banks and engaging in such other activities as the Federal Reserve Board may determine to be closely related to banking. Prior approval of the Federal Reserve Board, and in some cases various other government agencies, is required for ChoiceOne or Valley Ridge to acquire control of any additional bank holding companies, banks or other operating subsidiaries.

          ChoiceOne Bank and Valley Ridge Bank are chartered under state law and are subject to regulation by the Michigan Office of Financial and Insurance Services. State banking laws place restrictions on various aspects of banking, including permitted activities, loan interest rates, branching, payment of dividends and capital and surplus requirements. ChoiceOne Bank and Valley Ridge Bank are members of the Federal Reserve System and are also subject to regulation by the Federal Reserve Board. Each bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent provided by law. Both ChoiceOne Bank and Valley Ridge Bank are members of the Federal Home Loan Bank system. This provides certain advantages to them, including favorable borrowing rates for certain funds.

          ChoiceOne and Valley Ridge are legal entities separate and distinct from their respective banks. There are legal limitations on the extent to which each bank can lend or otherwise supply funds to its parent holding company. In addition, payment of dividends to the parent holding company by each bank is subject to various state and federal regulatory limitations.

          Under Federal Reserve Board policy, each parent holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support it. Under federal law, the FDIC also has authority to impose special assessments on insured depository institutions to repay FDIC borrowings from the United States Treasury or other sources and to establish semiannual assessment rates on Deposit Insurance Fund ("DIF") member banks to maintain the DIF at the designated reserve ratio required by law.

          The recapitalization of the Savings Association Insurance Fund ("SAIF") was accomplished through the enactment of The Deposit Insurance Funds Act of 1996. This legislation authorized the Financing Corporation ("FICO") to impose periodic assessments on depository institutions that are members of the BIF, in addition to institutions that are members of the SAIF. The purpose of these periodic assessments is to spread the cost of the interest payments on the outstanding FICO bonds over a larger number of institutions. Until the change in the law, only SAIF member institutions bore the cost of funding these interest payments. Banks are subject to a number of federal and state laws and regulations, which have a material impact on their business. These include, among others, minimum capital requirements, state usury laws, state laws relating to fiduciaries, the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Real Estate Settlement Procedures Act, the USA PATRIOT Act, The Bank Secrecy Act, electronic funds transfer laws, redlining laws, predatory lending laws, antitrust laws, environmental laws, money laundering laws and privacy laws. The instruments of monetary policy of authorities, such as the Federal Reserve Board, may influence the growth and distribution of bank loans, investments and deposits, and may also affect interest rates on loans and deposits. These policies may have a significant effect on the operating results of banks.

          Bank holding companies may acquire banks and other bank holding companies located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state banking law. Banks may also establish interstate branch networks through acquisitions of and mergers with other banks. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

          Michigan banking laws do not significantly restrict interstate banking. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Office of Financial and Insurance Services, (1) acquisition of Michigan banks by FDIC-insured banks, savings banks or savings and loan associations located in other states, (2) sale by a Michigan bank of branches to an FDIC-insured bank, savings bank or savings and loan association located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

Environmental Regulations

          The nature of the business of ChoiceOne Bank and Valley Ridge Bank is such that they hold title, on a temporary or permanent basis, to a number of parcels of real property. These include properties owned for branch offices and other business purposes as well as properties taken in or in lieu of foreclosure to satisfy loans in default. Under current federal laws, present and past owners of real property are exposed to liability for the cost of cleanup of contamination on or originating from those properties, even if they are wholly innocent of the actions that caused the contamination. These liabilities can be material and can exceed the value of the contaminated property.

INFORMATION ABOUT CHOICEONE FINANCIAL SERVICES, INC.

Business

General

          ChoiceOne is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended. ChoiceOne was incorporated on February 24, 1986, as a Michigan corporation. ChoiceOne was formed to create a bank holding company for the purpose of acquiring all of the capital stock of ChoiceOne Bank (formerly Sparta State Bank), which became a wholly owned subsidiary of ChoiceOne on April 6, 1987. ChoiceOne's only subsidiary and significant asset as of December 31, 2005, was ChoiceOne Bank. Effective January 1, 1996, ChoiceOne Bank acquired all of the outstanding common stock of ChoiceOne Insurance Agencies, Inc. (the "Insurance Agency"). Effective January 1, 2002, ChoiceOne Bank formed ChoiceOne Mortgage Company of Michigan (the "ChoiceOne Mortgage Company"). ChoiceOne Bank also owns a 20% interest in a non-banking corporation, West Shore Computer Services, Inc., a data processing firm located in Scottville, Michigan.

          ChoiceOne's business is primarily concentrated in a single industry segment - banking. ChoiceOne Bank is a full-service banking institution that offers a variety of deposit, payment, credit and other financial services to all types of customers. These services include time, savings, and demand deposits, safe deposit services, and automated transaction machine services. Loans, both commercial and consumer, are extended primarily on a secured basis to corporations, partnerships and individuals. Commercial lending covers such categories as business, industry, agricultural, construction, inventory and real estate. ChoiceOne Bank's consumer loan department makes direct and indirect loans to consumers and purchasers of residential and real property. The ChoiceOne Mortgage Company originates and sells a full line of conventional type mortgage loans for 1-4 family and multi-family residential real estate properties. No material part of the business of ChoiceOne or ChoiceOne Bank is dependent upon a single customer or very few customers, the loss of which would have a material adverse effect on ChoiceOne.

          ChoiceOne Bank's primary market area consists of portions of Kent, Muskegon, Newaygo and Ottawa counties in Michigan in the communities where ChoiceOne Bank's offices are located and the areas immediately surrounding these communities. Currently ChoiceOne Bank serves these markets through five full-service offices. ChoiceOne and ChoiceOne Bank have no foreign assets or income.

          The principal source of revenue for ChoiceOne and ChoiceOne Bank is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 73%, 71%, and 72% of total revenues in 2005, 2004, and 2003, respectively. Interest on securities accounted for 11%, 11%, and 8% of total revenues in 2005, 2004, and 2003, respectively.

          The ChoiceOne consolidated financial statements included in this Prospectus and Proxy Statement contain information concerning the financial position and results of operations of ChoiceOne.

Competition

          ChoiceOne Bank's competition primarily comes from other financial institutions located within Sparta, Michigan, and the Kent County, Michigan area. There are a number of larger commercial banks in ChoiceOne Bank's primary market area that have substantially greater resources than ChoiceOne Bank.

Employees

          As of June 30, 2006, ChoiceOne Bank employed 59 full-time equivalent employees ("FTE's"); the Insurance Agency employed 13 FTE's; and the ChoiceOne Mortgage Company employed 8 FTE's. ChoiceOne's only employees as of the same date were its four executive officers (who are also employed by ChoiceOne Bank). ChoiceOne, ChoiceOne Bank, the Insurance Agency, and the ChoiceOne Mortgage Company believe their relations with their employees are good.

Statistical Information

          Additional statistical information describing the business of ChoiceOne appears in the following pages and in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the ChoiceOne consolidated financial statements and notes thereto contained in the Prospectus and Proxy Statement.

Securities Portfolio

          The book value of securities categorized by type at December 31 was as follows:

(Dollars in thousands)
	2005	2004	2003
U.S. Government and federal agency	$5,435	$6,875	$7,805
State and municipal	28,003	26,768	20,435
Mortgage-backed	7,811	6,700	4,589
Asset-backed	-	-	233
Corporate	2,382	4,031	4,880
Equity securities	581	539	208
Total	$44,212	$44,913	$38,149

          ChoiceOne did not hold investment securities from any one issuer at December 31, 2005, that were greater than 10% of ChoiceOne's shareholders' equity, exclusive of U.S. Government and U.S. Government agency securities.

          Presented below is the fair value of securities as of December 31, 2005 and 2004, a schedule of maturities of securities as of December 31, 2005, and the weighted average yields of securities as of December 31, 2005.

(Dollars in thousands)
	Securities maturing within:
	Less than 1 Year	1 Year - 5 Years	5 Years - 10 Years	More than 10 Years	Fair Value at Dec. 31, 2005	Fair Value at Dec. 31, 2004
U.S. Government and
federal agency	$1,950	$3,485	$-	$-	$5,435	$6,875
State and municipal	3,945	16,284	6,426	1,348	28,003	26,768
Mortgage-backed securities	-	3,392	2,851	1,568	7,811	6,700
Corporate	321	2,061	-	-	2,382	4,031
Total debt securities	$6,216	$25,222	$9,277	$2,916	$43,631	$44,374

Equity securities (1)	-	-	-	-	581	539
Total securities	$6,216	$25,222	$9,277	$2,916	$44,212	$44,913

	Weighted average yields
U.S. Government and
federal agency	2.61%	4.59%	-%	-%	3.88%
State and municipal (2)	4.87	4.68	5.85	5.73	5.02
Corporate	3.39	3.45	-	-	3.44
Mortgage-backed securities	-	3.99	5.04	3.51	4.29
Equity securities	-	-	-	-	6.35

______________

(1)	Equity securities are preferred and common stocks with no stated maturity.
(2)	The yield is computed on a fully tax-equivalent basis at an incremental tax rate of 34%.

Loan Portfolio

          ChoiceOne Bank's loan portfolio categorized by loan type (excluding loans held for sale) as of December 31 is presented below.

(Dollars in thousands)
	2005	2004	2003	2002	2001
Commercial and agricultural	$47,642	$41,620	$36,828	$39,348	$32,671
Real estate - commercial	51,453	47,901	43,197	46,310	36,719
Real estate - construction	7,466	6,661	10,200	7,869	7,345
Real estate - residential	67,187	63,846	58,375	61,755	66,603
Consumer	11,820	13,250	14,532	18,565	21,829
Total loans, gross	$185,568	$173,278	$163,132	$173,847	$165,167

Maturities and Sensitivities of Loans to Changes in Interest Rates

          The following schedule presents the maturities of loans (excluding residential real estate and consumer loans) as of December 31, 2005. All loans over one year in maturity (excluding residential real estate and consumer loans) are also presented classified according to the sensitivity to changes in interest rates as of December 31, 2005.

(Dollars in thousands)
Loan Type	Less than 1 Year	1 Year - 5 Years	More than 5 Years	Total
Commercial, agricultural, and real estate - commercial	$48,870	$47,915	$2,310	$99,095
Real estate - construction	7,466	-	-	7,466
Totals	$56,336	$47,915	$2,310	$106,561

Loan Sensitivity to Changes in Interest Rates	Less than 1 Year	1 Year - 5 Years	More than 5 Years	Total
Loans with fixed interest rates	$24,064	$35,025	$1,111	$60,200
Loans with floating or adjustable interest rates	32,272	12,890	1,199	46,361
Totals	$56,336	$47,915	$2,310	$106,561

(1)

Loan maturities are classified according to the contractual maturity date or the anticipated amortization period, whichever is appropriate. The anticipated amortization period is used in the case of loans where a balloon payment is due before the end of the loan's normal amortization period. At the time the balloon payment is due, the loan can either be rewritten or payment in full can be requested. The decision regarding whether the loan will be rewritten or a payment in full will be requested will be based upon the loan's payment history, the borrower's current financial condition, and other relevant factors.

Risk Elements

          The following loans were classified as nonperforming as of December 31:

(Dollars in thousands)
	2005	2004	2003	2002	2001
Loans accounted for on a non-accrual basis	$ 934	$ 795	$ 1,914	$ 2,522	$ 855
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	32	11	39	210	1,316
Loans defined as "troubled debt restructurings"	-	16	47	48	120
Totals	$ 966	$ 822	$ 2,000	$ 2,780	$ 2,291

          A loan is placed on nonaccrual status at the point in time at which the collectibility of principal or interest is considered doubtful. The table below illustrates interest forgone and interest recorded on nonperforming loans for the years presented.

(Dollars in thousands)
	2005	2004	2003	2002	2001
Interest on non-performing loans which would have been earned had the loans been in an accrual or performing status	$ 33	$ 32	$ 77	$ 97	$ 80
Interest on non-performing loans that was actually recorded when received	$ 21	$ 18	$ 54	$ 48	$ 20

Potential Problem Loans

          At December 31, 2005, there were $8.5 million of loans not disclosed above where some concern existed as to the borrowers' abilities to comply with original loan terms. A specific loss allocation of $465,000 from ChoiceOne Bank's allowance for loan losses had been allocated for nonperforming and potential problem loans as of December 31, 2005. However, the entire allowance for loan losses is also available for these potential problem loans.

Loan Concentrations

          As of December 31, 2005, there was no concentration of loans exceeding 10% of total loans that is not otherwise disclosed as a category of loans in the loan portfolio listing in Note 3 to the consolidated financial statements.

Other Interest-Bearing Assets

          Other than $1.3 million of other real estate owned, there were no other interest-bearing assets requiring disclosure if such assets were loans as of December 31, 2005.

Summary of Loan Loss Experience

          The following schedule presents a summary of activity in the allowance for loan losses for the periods shown and the percentage of net charge-offs during each period to average gross loans outstanding during the period.

(Dollars in thousands)
	2005	2004	2003	2002	2001

Balance at January 1	$1,739	$1,974	$2,211	$2,013	$2,101

Charge-offs:
Commercial and agricultural	72	689	360	360	451
Real estate - commercial	25	66	190	90	146
Real estate - construction	20	-	-	-	109
Real estate - residential	120	41	76	45	98
Consumer	162	144	354	762	476
Total charge-offs	399	940	980	1,257	1,280

Recoveries:
Commercial and agricultural	47	58	96	9	43
Real estate - commercial	-	-	-	-	-
Real estate - construction	-	-	-	-	5
Real estate - residential	-	-	5	6	-
Consumer	81	182	242	170	141
Total recoveries	128	240	343	185	189

Net charge-offs	271	700	637	1,072	1,091

Additions charged to operations (1)	495	465	400	1,270	1,003

Balance at December 31	$1,963	$1,739	$1,974	$2,211	$2,013

Ratio of net charge-offs during the period to average loans outstanding during the period	0.15%	0.41%	0.39%	0.62%	0.63%

(1)

Additions to the allowance for loan losses charged to operations during the periods shown were based on management's judgment after considering factors such as loan loss experience, evaluation of the loan portfolio, and prevailing and anticipated economic conditions. The evaluation of the loan portfolio is based upon various risk factors such as the financial condition of the borrower, the value of collateral and other considerations, which, in the opinion of management, deserve current recognition in estimating loan losses.

          The following schedule presents an allocation of the allowance for loan losses to the various loan categories as of the years ended December 31.

(Dollars in thousands)
	2005	2004	2003	2002	2001
Commercial and agricultural	$1,223	$1,071	$1,017	$903	$460
Real estate - commercial	293	302	258	509	390
Real estate - construction	19	32	33	140	129
Real estate - residential	229	181	240	251	429
Consumer	195	123	325	408	561
Unallocated	4	30	101	-	44
Total allowance	$1,963	$1,739	$1,974	$2,211	$2,013

          The increase from 2004 to 2005 in the allocation to commercial and agricultural was primarily based upon portfolio growth of 14%, offset by higher specific loss allocation to nonperforming loans ($465,000 in 2005 versus $105,000 in 2004). Specific loss allocations are based upon either a discounted collateral amount or the net present value of future expected cashflows from borrowers. The increase from 2004 to 2005 in the allocation to residential real estate and consumer loans related to higher historical loss ratios in 2005 compared to 2004.

          During 2005, ChoiceOne Bank experienced significant improvements in the overall quality of its loan portfolio, as net loans charged off were the lowest dollar amount since 1996 ($271,000). Management periodically reviews the assumptions, loss ratios and delinquency trends in estimating the appropriate level of its allowance for loan losses and believes the unallocated portion of the total allowance is sufficient at December 31, 2005.

          The following schedule presents the stratification of the loan portfolio by category, based on the amount of loans outstanding as a percentage of total loans for the respective years ended December 31.
	2005	2004	2003	2002	2001
Commercial and agricultural	26%	24%	23%	23%	20%
Real estate - commercial	28	28	26	27	22
Real estate - construction	4	4	6	4	5
Real estate - mortgage	36	37	36	35	40
Consumer	6	7	9	11	13
Total	100%	100%	100%	100%	100%

Deposits

          The following schedule presents the average deposit balances by category and the average rates paid thereon for the respective years.

(Dollars in thousands)
	2005		2004		2003
Noninterest-bearing demand	$20,095	-	$17,864	-	$17,027	-
Interest-bearing demand	56,745	2.11%	53,339	1.53%	42,239	1.40%
Savings	9,136	0.50%	9,575	0.50%	9,081	0.62%
Certificates of deposit	87,443	3.25%	76,059	2.85%	81,594	3.19%
Total	$173,419	2.36%	$156,837	1.93%	$149,941	2.17%

          The following table illustrates the maturities of certificates of deposits issued in denominations of $100,000 or more as of December 31, 2005.

(Dollars in thousands)
Maturing in less than 3 months	$11,612
Maturing in 3 to 6 months	13,351
Maturing in 6 to 12 months	15,299
Maturing in more than 12 months	14,273
Total	$54,535

Short-Term Borrowings

          Federal funds purchased by ChoiceOne are unsecured overnight borrowings from correspondent banks. Federal funds purchased are due the next business day. The table below provides additional information regarding these short-term borrowings:

(Dollars in thousands)
	2005	2004	2003
Outstanding balance at December 31	$4,399	$1,281	$7,882
Average interest rate at December 31	4.41%	2.47%	1.24%
Average balance during the year	$2,727	$3,094	$1,760
Average interest rate during the year	3.44%	1.56%	1.21%
Maximum month end balance during the year	$4,545	$6,968	$7,882

          Repurchase agreements are advances by ChoiceOne Bank customers that are not covered by federal deposit insurance. These agreements are direct obligations of ChoiceOne and are secured by securities held in safekeeping at a correspondent bank. The table below provides additional information regarding these short-term borrowings:

(Dollars in thousands)
	2005	2004	2003
Outstanding balance at December 31	$7,139	$6,338	$5,305
Average interest rate at December 31	2.11%	1.62%	1.55%
Average balance during the year	$6,215	$5,051	$5,710
Average interest rate during the year	2.05%	1.45%	1.42%
Maximum month end balance during the year	$7,139	$6,767	$7,324

          Advances from the Federal Home Loan Bank ("FHLB") with original repayment terms less than one year are considered short-term borrowings for ChoiceOne. These advances are secured by residential real estate mortgage loans and U.S. government agency securities. The advances have maturities ranging from 3 months to 11 months from date of issue. The table below provides additional information regarding these short-term borrowings:

(Dollars in thousands)
	2005	2004	2003
Outstanding balance at December 31	$11,000	$9,000	$9,000
Average interest rate at December 31	4.19%	1.95%	1.16%
Average balance during the year	$12,542	$7,500	$2,125
Average interest rate during the year	3.50%	1.65%	1.78%
Maximum month end balance during the year	$15,000	$11,000	$9,000

          There were no other categories of short-term borrowings whose average balance outstanding exceeded 30% of shareholders' equity in 2005, 2004, or 2003.

Return on Equity and Assets

          The following schedule presents ChoiceOne's ratios for the years ended December 31:
	2005	2004	2003
Return on assets (net income divided by average total assets)	0.91%	0.83%	1.01%

Return on equity (net income divided by average equity)	10.15%	8.93%	10.48%

Dividend payout ratio (dividends declared per share divided by net income per share)	51.02%	57.44%	50.40%

Equity to assets ratio (average equity divided by average total assets)	8.97%	9.28%	9.65%

Available Information

          ChoiceOne is subject to the informational requirements of the Exchange Act. Accordingly, ChoiceOne files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that ChoiceOne files at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. ChoiceOne's Commission filings are also available to the public at the website maintained by the Commission at "http://www.sec.gov." That website contains reports, proxy and information statements, and other information regarding companies that file electronically with the Commission. ChoiceOne's Commission filings, as well as other information about ChoiceOne, are also available at ChoiceOne's website at "http://www.choiceone.com."

Properties

          The offices of ChoiceOne Bank, the Insurance Agency, and the ChoiceOne Mortgage Company are as follows:

ChoiceOne's, ChoiceOne Bank's, the Insurance Agency's, and the ChoiceOne Mortgage Company's main office:
   109 East Division, Sparta, Michigan
   Office is owned by ChoiceOne Bank and comprises 24,000 square feet.

ChoiceOne Bank's branch office:
    416 West Division, Sparta, Michigan
   Office is leased by ChoiceOne Bank and comprises 3,000 square feet.

ChoiceOne Bank's branch office:
   4170 - 17 Mile Road, Cedar Springs, Michigan
   Office is owned by ChoiceOne Bank and comprises 3,000 square feet.

ChoiceOne Bank's branch office:
   5050 Alpine Avenue NW, Comstock Park, Michigan
   Office is owned by ChoiceOne Bank and comprises 2,400 square feet.

ChoiceOne Bank's branch office:
   6795 Courtland Drive, Rockford, Michigan
   Office is owned by ChoiceOne Bank and comprises 2,400 square feet.

ChoiceOne Bank's other real property:
   3530 Fruit Ridge Avenue NW, Walker, Michigan
   This property is held for future branch expansion.

          ChoiceOne operates its business at the main office of ChoiceOne Bank. ChoiceOne does not own any properties. ChoiceOne, ChoiceOne Bank, the Insurance Agency, and the ChoiceOne Mortgage Company believe that their offices are suitable and adequate for their future needs and are in good condition. ChoiceOne's management believes all offices are adequately covered by property insurance.

Legal Proceedings

          As of June 30, 2006, there are no significant pending legal proceedings to which ChoiceOne or ChoiceOne Bank is a party or to which any of their properties are subject, except for legal proceedings arising in the ordinary course of business. In the opinion of management, pending legal proceedings will not have a material effect on the consolidated financial condition of ChoiceOne.

Market for and Dividends on ChoiceOne Common Stock

          Several brokers trade ChoiceOne Common Stock in the over-the-counter bulletin board market. There is no well-established public trading market for the shares and trading activity is infrequent. ChoiceOne's trading volume and recent share price information can be viewed under the symbol 'COFS.OB' on certain financial websites.

          The range of high and low bid prices for shares of ChoiceOne Common Stock for the last trade immediately prior to April 25, 2006 (the date before public announcement of the Merger) and each quarterly period during the past two years is as follows:
Date	High	Low

2006
1st Quarter	$19.15	$17.25
2nd Quarter (April 25, 2006)	18.45	18.25

2005
1st Quarter	21.90	20.95
2nd Quarter	20.95	19.00
3rd Quarter	20.50	19.10
4th Quarter	20.10	18.50

2004
1st Quarter	18.10	16.24
2nd Quarter	20.24	17.71
3rd Quarter	21.90	19.33
4th Quarter	23.81	19.81

          The prices listed above are over-the-counter market quotations reported to ChoiceOne by its market makers. The over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

          As of August 25, 2006, there were 1,660,974 shares of ChoiceOne Common Stock issued and outstanding. As of August 25, 2006, there were 606 holders of record of shares of ChoiceOne Common Stock. ChoiceOne's directors and officers collectively owned 200,071 shares of ChoiceOne Common Stock as of August 25, 2006.

          The following table summarizes cash dividends declared per share of ChoiceOne Common Stock during 2006, 2005 and 2004:
Quarter	2006	2005	2004

1st Quarter	$0.17	$0.16	$0.16
2nd Quarter	0.17	0.17	0.16
3rd Quarter	0.17	0.17	0.16
4th Quarter		0.17	0.16

          ChoiceOne's principal source of funds to pay cash dividends is the earnings and dividends paid by ChoiceOne Bank. ChoiceOne Bank is restricted in its ability to pay cash dividends under current regulations (see Note 20 to the ChoiceOne consolidated financial statements). Based on information presently available, management expects ChoiceOne to declare and pay regular quarterly cash dividends in 2006.

          The following table presents information regarding the equity compensation plans both approved and not approved by shareholders at December 31, 2005:
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	23,714	$ 16.82	134,466
Equity compensation plans not approved by security holders	-	-	48,480
Total	23,714	$ 16.82	182,946

          Equity compensation plans approved by ChoiceOne's security holders include the Amended and Restated Executive Stock Incentive Plan and the Employee Stock Purchase Plan.

          The Amended and Restated Executive Stock Incentive Plan was approved by shareholders at the annual meeting of ChoiceOne in April 2002. Key employees of ChoiceOne and its subsidiaries, as the Personnel and Benefits Committee of the board of directors may select from time to time, are eligible to receive awards under this plan. Incentive awards may be stock options, stock appreciation rights or stock awards. The plan provides for a maximum of 113,375 shares of ChoiceOne Common Stock, subject to adjustments for certain changes in the capital structure of ChoiceOne. New awards for up to 89,441 shares may be made under this plan.

          The number of shares available for issuance under the plan is equal to the number determined by the following formula: (a) for the initial plan year, 5% of the total number of shares of common stock outstanding at the time the plan became effective; plus (b) in each subsequent plan year, an additional number of shares of common stock not to exceed 2% of the number of shares of common stock outstanding as reported in ChoiceOne's Annual Report on Form 10-K for the fiscal year ending immediately before such plan year such that at the beginning of each plan year after the initial plan year there shall be available, in addition to any amount of shares remaining from the 5% authorization for the initial plan year, a minimum number of shares equal to 2% of the number of shares of ChoiceOne Common Stock outstanding; plus (c) there shall be carried forward and available for additional awards certain shares that are either unused, canceled or surrendered in connection with incentive awards.

          The Employee Stock Purchase Plan was approved by shareholders at the annual meeting of shareholders in April 2002. This plan allows employees to purchase ChoiceOne Common Stock at up to a 15% discount from the average bid price for ChoiceOne Common Stock. Employees who elect to participate in the plan can purchase shares of ChoiceOne Common Stock on a quarterly basis. The plan provides for a maximum of 55,125 shares of ChoiceOne Common Stock, subject to adjustments for certain changes in the capital structure of ChoiceOne. New issuances for up to 45,025 may be made under this plan.

          Equity compensation plans not approved by security holders consist of the Directors' Stock Purchase Plan. The plan is designed to provide directors of ChoiceOne the option of receiving their fees in ChoiceOne Common Stock. Directors who elect to participate in the plan may elect to contribute to the plan twenty-five, fifty, seventy-five or one hundred percent of their board of director fees and one hundred percent of their director committee fees earned as directors of ChoiceOne. Contributions to the plan are made by ChoiceOne on behalf of each electing participant. Plan participants may terminate their participation in the plan at any time by written notice of withdrawal to ChoiceOne. Participants will cease to be eligible to participate in the plan when they cease to serve as directors of ChoiceOne. Shares are distributed to participants on a quarterly basis. The plan provides for a maximum of 72,978 shares of ChoiceOne Common Stock, subject to adjustments for certain changes in the capital structure of ChoiceOne. New issuances for up to 48,480 may be made under this plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

          The following discussion is designed to provide a review of the consolidated financial condition and results of operations of ChoiceOne and its wholly-owned subsidiaries, ChoiceOne Bank, the Insurance Agency, and the ChoiceOne Mortgage Company. This discussion should be read in conjunction with the consolidated financial statements and related footnotes.

Forward-Looking Statements

          This discussion and other sections of this Prospectus and Proxy Statement contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and ChoiceOne itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "may," "could," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements.

          Risk factors include, but are not limited to, the risk factors identified under the heading "Risk Factors" at the beginning of this Prospectus and Proxy Statement, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior as well as their abilities to repay loans; changes in the local and national economies; and various other local and global uncertainties such as acts of terrorism and military actions. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

RESULTS OF OPERATIONS-SIX MONTHS ENDED JUNE 30, 2006

Summary

          Net income decreased $1,000 or less than 1% in the second quarter of 2006 compared to the second quarter of 2005. The slight decrease in net income for the quarter was due to lower net interest income and higher noninterest expense offset by a lower provision for loan losses and higher noninterest income. However, net income for the six-month period ended June 30, 2006, increased $19,000 or 2%, compared to the same period in 2005. The slight increase in net income for the first half of 2006 was due to a lower provision for loan losses and higher noninterest income offset by lower net interest income and higher noninterest expense.

          Net interest income was down $122,000 for the second quarter and down $118,000 for the six months ended June 30, 2006 compared to the same periods in 2005. Earning assets increased 5% for the comparative three- and six-month periods. Net interest spread dropped 54 basis points for the second quarter of 2006 versus the second quarter of 2005, and was down 41 basis points for the first half of 2006 versus the first half of 2005. The lower provision to the allowance for loan losses for the quarter and first six months was based on lower net charge-offs in the first half of 2006, compared to the same period in 2005 and a decrease in total loans since December 31, 2005. Noninterest income was up in 2006 due to increased customer service charges, higher profit sharing income, and gains from the sale of securities, compared to similar periods in 2005. Noninterest expense rose during the quarter and first six months of 2006 due to increased compensation expense, higher data processing charges, and higher single business taxes to the State of Michigan versus the second quarter and first six months of 2005.

          The return on average assets was 0.88% for the first six months of 2006, compared to 0.91% for the same period a year ago. The return on average shareholders' equity was 9.83% for the first six months of 2006, compared to 10.03% for the first six months of 2005.

Dividends

          Cash dividends of $281,000, or $0.17 per share were declared in the second quarter of 2006, compared to $278,000 or $0.17 per share in the second quarter of 2005. The cash dividends declared in the first six months of 2006 were $562,000 or $0.34 per share, compared to $545,000 or $0.33 per share declared in 2005. The cash dividend payout percentage was 52% for the first six months of 2005, compared to 51% in the same period a year ago.

          On April 20, 2005, ChoiceOne's board of directors declared a 5% stock dividend payable on ChoiceOne Common Stock. The dividend was paid May 31, 2005 to shareholders of record as of May 9, 2005. Earnings per share data and outstanding shares of common stock for all periods presented have been adjusted for this stock dividend.

Interest Income and Expense

          Tables 1 and 2 on the following pages provide information regarding interest income and expense for the six-month periods ended June 30, 2006 and 2005, respectively. Table 1 documents ChoiceOne's average balances and interest income and expense, as well as the average rates earned or paid on assets and liabilities. Table 2 documents the effect on interest income and expense of changes in volume (average balance) and interest rates. These tables are referred to in the discussion of interest income, interest expense and net interest income.

Table 1 - Average Balances and Tax-Equivalent Interest Rates

(Dollars in thousands)	Six Months Ended June 30,
	2006			2005
	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets:
Loans (1)	$ 183,166	$ 6,376	6.96%	$ 176,508	$ 5,504	6.24%
Taxable securities (2) (3)	30,564	644	4.21	27,338	499	3.65
Nontaxable securities (1) (2)	19,780	594	6.01	18,072	520	5.75
Other	119	4	6.72	183	2	2.19
Interest-earning assets	233,629	7,618	6.52	222,101	6,525	5.87
Noninterest-earning assets	12,837			12,232
Total assets	$ 246,466			$ 234,333

Liabilities and Shareholders' Equity:
Interest-bearing demand deposits	$ 51,023	$ 661	2.59%	$ 57,640	$ 549	1.90%
Savings deposits	8,388	21	0.50	9,425	23	0.49
Certificates of deposit	107,049	2,179	4.07	82,852	1,250	3.02
Advances from Federal Home Loan Bank	26,845	558	4.16	34,241	448	2.62
Other	8,246	122	2.96	8,480	94	2.22
Interest-bearing liabilities	201,551	3,541	3.51	192,638	2,364	2.45
Noninterest-bearing demand deposits	21,481			19,263
Other noninterest-bearing liabilities	1,468			1,284
Shareholders' equity	21,966			21,148
Total liabilities and shareholders' equity	$ 246,466			$ 234,333

Net interest income (tax-equivalent basis) - interest spread		4,077	3.01%		4,161	3.42%
Tax-equivalent adjustment (1)		(216)			(182)
Net interest income		$ 3,861			$ 3,979
Net interest income as a percentage of earning assets (tax-equivalent basis)			3.49%			3.75%

_______________
(1)	Adjusted to a fully tax-equivalent basis to facilitate comparison to the taxable interest-earning assets. The adjustment uses an incremental tax rate of 34% for the periods presented.
(2)	Includes the effect of unrealized gains or losses on securities.
(3)	Taxable securities include dividend income from Federal Home Loan Bank and Federal Reserve Bank stock.

Table 2 - Changes in Tax-Equivalent Net Interest Income
(Dollars in thousands)	Six Months Ended June 30, 2006 Over 2005
	Total	Volume	Rate
Increase (decrease) in interest income (1)
Loans (2)	$872	$213	$659
Taxable securities	145	63	82
Nontaxable securities (2)	74	51	23
Other	2	(2)	4
Net change in tax-equivalent income	1,093	325	768

Increase (decrease) in interest expense (1)
Interest-bearing demand deposits	112	(164)	276
Savings deposits	(2)	(4)	2
Certificates of deposit	929	423	506
Advances from Federal Home Loan Bank	110	(254)	364
Other	28	(7)	35
Net change in interest expense	1,177	(6)	1,183
Net change in tax-equivalent net interest income	$(84)	$331	$(415)

_______________
(1)

The volume variance is computed as the change in volume (average balance) multiplied by the previous year's interest rate. The rate variance is computed as the change in interest rate multiplied by the previous year's volume (average balance). The change in interest due to both volume and rate has been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2)	Interest on nontaxable investment securities and loans has been adjusted to a fully tax-equivalent basis using an incremental tax rate of 34% for the periods presented.

Net Interest Income

          As shown in Tables 1 and 2, tax-equivalent net interest income decreased $84,000 in the first six months of 2006 compared to the same period in 2005. While ChoiceOne's earning assets have grown 5%, deposits and borrowings have repriced to a greater extent than its loans and securities. ChoiceOne also experienced migration from lower cost interest-bearing demand deposits to higher cost certificates of deposit. This change in the mix of interest-bearing deposits has negatively impacted net interest income in the second quarter and first six months of 2006 compared to 2005.

          The average balance of loans increased $6.7 million in the six months ended June 30, 2006 compared to the first six months of 2005. Increased loan demand since June 30, 2005 and a 200 basis point increase in the prime rate since June 30, 2005 increased interest income from loans (on a tax equivalent basis) by $872,000 for the first six months of 2006, compared to the same period in 2005. The average balance of total securities increased $4.9 million for the first six months of 2006 versus the first six months of 2005. New securities purchased since June 30, 2005 at higher yields has increased interest income from securities by $219,000 for the first half of 2006 compared to the first half of 2005.

          Higher rates paid on money market accounts and municipal accounts drove a 69 basis point rise in the rate paid on total interest-bearing demand deposit accounts in the first six months of 2006 versus the same period in 2005. The average balance of interest-bearing demand deposits dropped $6.6 million during the first six months of 2006 compared to the first six months of 2005 as customers shifted from low cost checking and money market accounts into higher cost certificates of deposit. Higher rates paid on interest-bearing demand deposit accounts was partially offset by lower average balances, which caused interest expense to rise by $112,000 for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The average balance of noninterest-bearing deposits grew by $2.2 million in the first six months of 2006 reflecting management's successful growth of its free checking accounts. Of this $2.2 million growth in noninterest-bearing deposits, approximately 27% were personal accounts and 73% were business accounts. The average rate paid on certificates of deposit was 105 basis points higher in the first six months of 2006 compared to the same period in 2005. The higher rates paid on local certificates of deposit were driven by ChoiceOne Bank's local competitors. The higher rates paid on brokered certificates of deposit were caused by the Federal Reserve Bank raising short-term interest rates 200 basis points since June 30, 2005. The average balance of certificates of deposits surged $24.2 million in the first six months of 2006 compared to the same period in 2005. Approximately $17.1 million of the increase was local certificates and $7.1 million of the increase was brokered certificates. Higher rates and significantly higher average balances caused interest expense on certificates of deposit to increase by $929,000 in the first six months of 2006 compared to the first six months of 2005. The average balance of advances from the Federal Home Loan Bank fell $7.4 million; however, new advances obtained at much higher rates caused interest expense to increase by $110,000 in the first half of 2006 versus the first half of 2005. Interest expense on other funding sources increased by $28,000 reflecting the higher rates paid on securities sold under agreements to repurchase and on federal funds purchased during 2006.

          Net interest spread was 3.01% (shown in Table 1) for the first six months of 2006, compared to 3.42% for the first six months of 2005. The average yield received on interest-earning assets was up 65 basis points to 6.52%, and the average rate paid on interest-bearing liabilities was up 106 basis points to 3.51% for the six months ended June 30, 2006 when compared to the same period in the prior year. For the first six months of 2006, funding costs on interest-bearing liabilities have increased significantly faster than the income earned on loans and securities. The upward repricing of certificates of deposit and advances from the FHLB has occurred faster on these instruments as the terms were shorter than those for securities and fixed rate loans. While the recent increases to the prime rate have benefited yields on variable rate commercial and consumer loans, it has negatively impacted rates paid on certificates of deposit and advances from the FHLB. Continued growth in core deposits at ChoiceOne Bank's offices will enable management to reduce the dependency on brokered certificates of deposit and borrowings from the FHLB.

          Tax-equivalent net interest income for the three months ended June 30, 2006 was $139,000 lower than net interest income for the quarter ended June 30, 2005 due to a reduced net interest income spread offset by a higher average balance of earning assets. The net interest spread was 2.85% for the three months ended June 30, 2006 versus 3.39% for the quarter ended June 30, 2005. Earning assets for the second quarter of 2006 were 5% higher than the second quarter of 2005.

          Management believes that net interest margin will continue to compress for the remainder of 2006 as customers are shifting from lower rate demand and savings deposits to higher rate certificates of deposit. A lower net interest spread may be offset by growth in ChoiceOne's interest-earning assets in the third and fourth quarters of 2006. Growth of earning assets will be a challenge for the remainder of 2006 given the recent rise in interest rates and sluggish loan demand in ChoiceOne's market area.

Provision and Allowance for Loan Losses

          The allowance for loan losses has decreased $102,000 from December 31, 2005 to June 30, 2006. The provision for loan losses was $215,000 lower in the first six months of 2006 compared to 2005, due to a decrease in the total loan portfolio and lower net charge-offs. The allowance was 1.02% of total loans at June 30, 2006 compared to 1.06% at December 31, 2005. Charge-offs and recoveries for respective loan categories for the six months ended June 30 were as follows:
(Dollars in thousands)	2006		2005
	Charge-offs	Recoveries	Charge-offs	Recoveries
Commercial	$112	$19	$64	$16
Consumer	74	72	70	42
Real estate, commercial	-	-	25	-
Real estate, residential	42	-	75	-
	$228	$91	$234	$58

          Net charge-offs for the first half of 2006 are down $39,000 or 22% compared to 2005. Total charge-offs in the first six months of 2006 were fairly consistent with the first six months of 2005. Charge-offs of commercial loans are up $48,000 in 2006 due to losses from one large commercial borrower that filed for bankruptcy protection in 2006. Consumer loan recoveries increased in 2006 versus 2005 reflecting improved collection efforts by ChoiceOne Bank. As charge-offs, changes in the level of nonperforming loans, and changes within the composition of the loan portfolio occur throughout 2006, the provision and allowance for loan losses will be reviewed by ChoiceOne Bank's management and adjusted as necessary.

Noninterest Income

          Total noninterest income increased $111,000 or 18% in the second quarter of 2006 compared to the same period in 2005. For the six months ended June 30, 2006, total noninterest income increased $146,000 or 12% compared to the same period in 2005. Customer service charges were up due to higher returned check fees and robust debit card income. Gains on sales of securities resulted primarily from the sale of equity securities. Profit-sharing income was 80% higher for the second quarter and 154% higher for the first six months of 2006 as compared to similar periods in 2005. Profit-sharing income is contingency-based income from insurance carriers that underwrite the Insurance Agency's customers and is based on the loss ratio of the Insurance Agency's book of customers and profitability of the individual insurance carriers. Management believes that additional profit-sharing income for the remainder of 2006 will depend on the loss ratio for fiscal 2006 and the financial performance of its individual insurance carriers. Insurance and investment commissions were lower for the first six months of 2006 due to reduced sales of annuity products and a softening of premiums in the insurance market.

          Management believes that the gain on sales of securities is a non-recurring benefit to operations and the level of profit-sharing income may be difficult to maintain in the third and fourth quarters of 2006.

Noninterest Expense

          Total noninterest expense increased $120,000 or 7% in the second quarter of 2006 compared to the second quarter of 2005. For the six months ended June 30, 2006, total noninterest expense increased $230,000 or 6% compared the same period in 2005. Compensation expense was higher in the first half of 2006 due to the addition of three employees in the Insurance Agency. Data processing charges were higher in the first six months of 2006 due to growing network and software support costs as compared to the first six months of 2005. Professional fees were lower in the second quarter and first six months of 2006 due to lower legal, audit, and consulting fees charged compared to 2005. Other noninterest expenses were $131,000 higher for the quarter and $182,000 for the first six months of 2006 primarily due to an $86,000 credit adjustment in 2005 for ChoiceOne Bank's single business tax expense. Other items such as director fees, foreclosed asset costs, and employee training costs were higher in the first six months of 2006 versus the same period in 2005.

          Management projects that other noninterest expense may increase for the remainder of 2006 due to increased investments in new software applications and possible increased marketing and advertising costs. Professional fees incurred in connection with the proposed merger with Valley Ridge will be capitalized as part of the costs for the transaction.

Income Tax Expense

          Income tax expense decreased $5,000, and $6,000, respectively in the second quarter and first six months of 2006 compared to the same periods in 2005. Taxable income was slightly lower in 2006 due to higher tax exempt income from securities, loans, and bank-owned life insurance as compared to 2005.

FINANCIAL CONDITION

Securities

          The securities portfolio increased $5.5 million from December 31, 2005 to June 30, 2006. The majority of the increase relates to the purchase of federal agency, municipal, and corporate bonds during the first six months of 2006 to maintain total assets of ChoiceOne Bank and replace the $3.2 million of securities that matured or were called or sold. Equity securities were sold in the second quarter of 2006 for a non-recurring gain of $56,000.

          ChoiceOne Bank's Investment Committee continues to monitor the portfolio and purchases securities when deemed prudent. Certain securities are also sold under agreements to repurchase and management plans to continue this practice as a low-cost source of funding. Securities also serve as a source of liquidity for funding loan demand.

Loans

          The loan portfolio (excluding loans held for sale) declined $2.9 million from December 31, 2005 to June 30, 2006. Commercial real estate loans are up $2.6 million since year-end 2005. However, commercial non-real estate loans are down $2.0 million from year-end 2005. Loan demand has been sluggish in 2006 from local businesses. Residential real estate mortgage loan balances have been fairly flat, as growth in home equity loans has replaced the run-off of construction mortgages held in portfolio. Consumer loans fell $0.6 million primarily due to payoffs of indirect loans. Management discontinued the origination of indirect automobile and other recreational vehicle loans in the first quarter of 2005. Indirect consumer loans totaled approximately $3.5 million at June 30, 2006 versus $4.2 million at December 31, 2005.

          Due to the nature of the economy within the State of Michigan, the recent increases in short-term interest rates, and the aggressive pricing launched by certain local competitors, ChoiceOne believes loan growth will be a challenge for the remainder of 2006.

          Information regarding impaired loans can be found in Note 2 to the consolidated financial statements included in this Prospectus and Proxy Statement. In addition to its review of the loan portfolio for impaired loans, management also monitors the various nonperforming loans. Nonperforming loans are comprised of: (1) loans accounted for on a nonaccrual basis; (2) loans, not included in nonaccrual loans, which are contractually past due 90 days or more as to interest or principal payments; and (3) loans, not included in nonaccrual or loans past due 90 days or more, which are considered troubled debt restructurings.

          The balances of these nonperforming loans were as follows:
(Dollars in thousands)
	June 30, 2006	December 31, 2005
Loans accounted for on a nonaccrual basis	$1,082	$934
Accruing loans contractually past due 90 days
or more as to principal or interest payments	-	32
Loans considered troubled debt restructurings	-	-
Total	$1,082	$966

          The allowance for loan losses as a percentage of nonperforming loans was 172% at June 30, 2006, compared to 203% at December 31, 2005. The $148,000 or 16% increase in nonaccrual loans from December 31, 2005 to June 30, 2006 relates primarily to a significant increase in residential real estate loans, offset by a decrease in commercial loans. Nonaccrual loans as of June 30, 2006 include $534,000 of commercial loans, $527,000 of residential real estate loans, and $21,000 in consumer loans. Impaired loans are evaluated on an individual basis and specific allocations are made for loans where collateral is insufficient to support the outstanding principal balances of these loans. Management further believes that the general allocation within the allowance for loan losses is sufficient based on ChoiceOne Bank's loan grading system, past due trends and historical charge-off percentages.

          Management also maintains a list of loans that are not classified as nonperforming loans but where some concern exists as to the borrowers' abilities to comply with the original loan terms. The total balance of these loans was $9.4 million as of June 30, 2006, compared to $8.5 million as of December 31, 2005.

Deposits and Other Funding Sources

          Total deposits have increased approximately $5.8 million since December 31, 2005. Demand and savings deposits dropped $8.2 million due to ChoiceOne Bank customers migrating into higher yielding certificates of deposit. Local certificates of deposit increased $10.2 million since year-end 2005. Brokered certificates of deposit rose $3.8 million to replace the $2.8 million decrease in advances from the FHLB. Rates obtained on brokered certificates of deposit were more advantageous than those available from advances from the FHLB. The amount of federal funds purchased at June 30, 2006 was consistent with the amount at year-end 2005; however, securities sold under agreements to repurchase declined $0.8 million since December 31, 2005.

          Management anticipates that this trend of customers shifting from checking and savings accounts to certificates of deposit may continue as long as short-term interest rates remain at current levels. Wholesale funding alternatives will continue to be used when local deposits are insufficient to fund ChoiceOne's asset growth.

Shareholders' Equity

          Total shareholders' equity increased $367,000 from the year ended December 31, 2005. The increase in equity is attributable to net income for 2006, offset by dividends declared to shareholders and an increase in the accumulated other comprehensive loss. Total shareholders' equity as a percentage of assets was 8.81% as of June 30, 2006, compared to 8.75% as of December 31, 2005. The increase in this ratio resulted from growth in shareholders' equity being faster than growth in total assets. Based on risk-based capital guidelines established by ChoiceOne Bank's regulators, ChoiceOne's risk-based capital was categorized as "well capitalized" at June 30, 2006.

          ChoiceOne intends to issue common stock in connection with the merger with Valley Ridge Financial Corp. during the fourth quarter of 2006. Management believes that the issuance of this stock will not affect the adequacy of its risk-based capital.

Liquidity and Sensitivity to Interest Rates

          Net cash provided from operating activities was $1.0 million for the six months ended June 30, 2006 compared to $1.2 million provided in the period a year ago. A significant net change in other liabilities offset the lower provision for loan losses and net change in other assets. Net cash used in investing activities was $3.7 million for the first half of 2006 compared to $6.5 million used in the first half of 2005. The $2 million purchase of bank-owned life insurance in 2005 is primarily why net cash used decreased $2.8 million. ChoiceOne had $1.7 million in net cash provided from financing activities for the period ended June 30, 2006 compared to $5.2 million in the period a year ago. In the first half of 2006, ChoiceOne had $2.8 million in net payments towards advances from the FHLB versus $3.0 million in net proceeds from FHLB advances in the first half of 2005. Higher growth in deposits during the first six months of 2006 has offset some of the net payments to the FHLB during the same period. ChoiceOne has not repurchased any of its common stock during the six-month period ended June 30, 2006.

          Management believes that the current level of liquidity is sufficient to meet ChoiceOne Bank's normal operating needs. This belief is based upon the availability of deposits from both the local and national markets, maturities of securities, normal loan repayments, income retention, federal funds purchased from correspondent banks, and advances available from the Federal Home Loan Bank. ChoiceOne Bank also has a secured line of credit available from the Federal Reserve Bank. ChoiceOne Bank does not anticipate that the secured line of credit will be used for normal operating needs, but could be used for liquidity purposes in special circumstances.

          ChoiceOne Bank's sensitivity to changes in interest rates is monitored by ChoiceOne Bank's Asset/Liability Management Committee ("ALCO"). ALCO uses a simulation model to subject rate-sensitive assets and liabilities to interest rate shocks. Assets and liabilities are subjected to an immediate 300 basis point shock up and down and the effect on net income and shareholders' equity is measured. The rate shock computation as of June 30, 2006 decreased net income 18% if rates immediately rose 300 basis points and increased net income 2% if rates immediately fell 300 basis points. The economic value of shareholders' equity declined 13% when rates were shocked 300 basis points upward and dropped 1% if rates were shocked 300 basis points downward. The impact of the interest rate shock upward on net income is above the allowable policy limits established by ALCO. Management believes that the likelihood of an immediate increase in rates is highly remote; however, ALCO will continue to monitor the effect each month of changes in interest rates upon ChoiceOne's net interest margin and financial condition.

YEAR ENDED DECEMBER 31, 2005

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          The purpose of this section is to provide a narrative discussion about ChoiceOne's financial condition and results of operations during 2005. Management's discussion and analysis of financial condition and results of operations as well as disclosures found elsewhere in this Prospectus and Proxy Statement are based upon ChoiceOne's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires ChoiceOne to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and loan servicing rights. Actual results could differ from those estimates.

Allowance for Loan Losses

          The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience of seasoned loan portfolios. See Notes 1 and 5 to the annual consolidated financial statements for additional information.

          Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on ChoiceOne's assets reported on the balance sheet as well as its net income.

Loan Servicing Rights

          Loan servicing rights represent the estimated value of servicing loans that are sold with servicing retained by ChoiceOne. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Management's accounting treatment of loan servicing rights is estimated based on current prepayment speeds that are typically market driven. See Note 4 to the annual consolidated financial statements for additional information regarding activity within loan servicing rights.

          Management believes the accounting estimate related to loan servicing rights is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of significant changes within long term interest rates affecting the prepayment speeds for current loans being serviced and (2) the impact of recognizing an impairment loss could have a material effect on ChoiceOne's net income. Management has obtained a third-party valuation of its loan servicing rights to corroborate its current carrying value at the end of each reporting period.

RESULTS OF OPERATIONS-YEAR ENDED DECEMBER 31, 2005

Summary

(Dollars in thousands)
	Year ended December 31,
	2005	2004	2003
Net interest income	$8,045	$7,672	$7,775
Provision for loan losses	(495)	(465)	(400)
Noninterest income	2,580	2,570	3,109
Noninterest expense	(7,184)	(7,228)	(7,668)
Income tax expense	(780)	(695)	(715)
Net income	$2,166	$1,854	$2,101

          Net income for 2005 was $2,166,000, which represented a $312,000 or 17% increase from 2004. The increase in net income over 2005 was primarily due to increased net interest income. Net interest income increased in 2005 compared to 2004 due to growth in ChoiceOne Bank's earning assets. A slightly higher provision to the allowance for loan losses was necessary due to growth in the loan portfolio. Noninterest expense was slightly lower in 2005 compared to 2004 largely because of an adjustment in the computation of ChoiceOne Bank's single business tax.

          Net income for 2004 was $1,854,000, which represented a $247,000 or 12% decrease from 2003. The decrease in net income was due to reduced net interest income, a higher provision for loan losses, and reduced noninterest income, offset by decreased noninterest expense. Lower noninterest income was the primary reason for the decrease in net income in 2004. Gains on sales of loans in 2004 decreased $502,000 or 62% from 2003. The earning assets growth during 2004 could not offset the impact of lower rates on new and existing loans and securities. A slightly higher loan loss provision was based upon a small increase in net charge-offs for 2004 compared to 2003. Noninterest expense declined in 2004 from 2003 due to lower payroll costs and lower occupancy expenses. Also, contributing to the lower level of expense in 2004 was $156,000 of prepayment penalties incurred in 2003 that were related to the early payoff of advances from the Federal Home Loan Bank.

          Return on average assets was 0.91% for 2005, compared to 0.83% for 2004, and 1.01% for 2003. Return on average shareholders' equity was 10.15% for 2005, compared to 8.93% for 2004, and 10.48% for 2003.

Dividends

          Cash dividends of $1,105,000 or $0.67 per common share were declared in 2005, compared to $1,065,000 or $0.65 per common share in 2004, and $1,059,000 or $0.65 per common share in 2003. The dividend yield on ChoiceOne Common Stock was 3.41% in 2005, compared to 3.44% in 2004, and 4.49% in 2003. The cash dividend payout percentage was 51% in 2005, compared to 57% in 2004, and 50% in 2003.

          ChoiceOne's Board of Directors declared a 5% stock dividend payable on common stock in April 2005. The dividend was paid in May 2005 and per share data for all periods presented has been adjusted for this stock dividend.

          ChoiceOne's principal source of funds to pay cash dividends is the earnings of ChoiceOne Bank. The availability of these earnings is dependent upon the capital needs, regulatory constraints and other factors involving ChoiceOne Bank. Regulatory constraints include the maintenance of minimum capital ratios and limits based on net income and retained earnings of ChoiceOne Bank for the past three years. ChoiceOne expects to pay quarterly cash dividends in 2006 to shareholders based on the actual earnings of ChoiceOne Bank.

Table 1 - Average Balances and Tax-Equivalent Interest Rates

(Dollars in thousands)
	Year ended December 31,
	2005			2004			2003
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Loans (1) (2)	$ 180,100	$ 11,659	6.47%	$ 170,045	$ 10,190	5.99%	$ 165,224	$ 11,100	6.72%
Taxable securities (3)	26,937	993	3.69	27,600	971	3.52	20,472	776	3.85
Tax exempt securities (1)	17,804	1,038	5.83	14,761	888	6.02	10,693	689	6.79
Other	151	5	3.31	67	1	1.49	700	8	1.14
Interest-earning assets	224,992	13,695	6.09	212,473	12,050	5.67	197,089	12,573	6.41
Noninterest-earning assets (4)	12,872			11,269			10,567
Total assets	$ 237,864			$ 223,742			$ 207,656

Liabilities and Shareholders' Equity Interest-bearing
Demand deposits	$ 56,745	1,195	2.11%	$ 53,339	814	1.53%	$ 42,239	591	1.40%
Savings deposits	9,136	46	0.50	9,575	48	0.50	9,081	56	0.62
Certificates of deposit	87,443	2,841	3.25	76,059	2,169	2.85	81,594	2,600	3.19
Advances from FHLB	32,765	974	2.97	36,652	914	2.49	28,416	1,206	4.24
Other	8,943	223	2.49	8,145	122	1.50	7,470	102	1.37
Interest-bearing liabilities	195,032	5,279	2.71	183,770	4,067	2.21	168,800	4,555	2.70
Demand deposits	20,095			17,864			17,027
Other noninterest-bearing liabilities	1,399			1,355			1,784
Shareholders' equity	21,338			20,753			20,045
Total liabilities and shareholders' equity	$ 237,864			$ 223,742			$ 207,656

Net interest income (tax-equivalent basis) - interest spread		8,416	3.38%		7,983	3.46%		8,018	3.71%
Tax-equivalent adjustment (1)		(371)			(311)			(243)
Net interest income		$ 8,045			$ 7,672			$ 7,775
Net interest income as a percentage of earning assets (tax-equivalent basis)			3.74%			3.76%			4.07%
__________________________
(1)

Interest on nontaxable securities and loans has been adjusted to a fully tax-equivalent basis to facilitate comparison to the taxable interest-earning assets. The adjustment uses an incremental tax rate of 34% for the years presented.

(2)	Interest on loans included net origination fees charged on loans of approximately $401,000, $309,000, and $369,000 in 2005, 2004, and 2003, respectively.
(3)	Taxable securities include dividend income from Federal Home Loan Bank and Federal Reserve Bank stock.
(4)	Noninterest-earning assets include loans on a nonaccrual status, which averaged approximately $1,079,000, $1,687,000, and $2,647,000 in 2005, 2004, and 2003, respectively.

Net Interest Income

          As shown in Tables 1 and 2, tax-equivalent net interest income increased $433,000 in 2005 compared to the same period in 2004. This is primarily because earning assets have grown 6% compared to 2004. The increase in interest rates has had a slightly negative impact on the net change in tax-equivalent net interest income. Increased interest expense has more than offset the increase in tax-equivalent interest income.

          The average balance of loans increased over $10 million in 2005 compared to 2004. In addition, upward repricing of existing loans has helped interest income on loans to increase $1,469,000 for 2005 compared to 2004. The average balance of tax exempt securities grew $3.0 million in 2005, offset by decreased yields, which increased interest income $150,000 over 2004.

          Growth of $3.4 million in the average balance of interest-bearing demand deposits coupled with higher rates paid increased interest expense by $381,000 in 2005. Growth of $11.4 million in the average balance of certificates of deposit, in addition to higher rates paid on these accounts, increased interest expense $672,000 in 2005 versus 2004. Significant repricing upward of advances from the Federal Home Loan Bank was partially offset by a drop of $3.9 million in the average balance of advances outstanding, thereby causing interest expense to increase $60,000. Higher rates for other interest-bearing liabilities (federal funds purchased and repurchase agreements) coupled with a $0.8 million increase in the average balance outstanding caused interest expense to increase $101,000 in 2005 compared to 2004.

          Net interest income spread was 3.38% (shown in Table 1) for 2005, compared to 3.46% in 2004. This was a slight decrease from the net interest income spread of 3.44% for the nine months ended September 30, 2005. The average yield received on interest-earning assets in 2005 rose 42 basis points to 6.09% while the average rate paid on interest-bearing liabilities in 2005 rose 50 basis points to 2.71%.

Table 2 - Changes in Tax-Equivalent Net Interest Income

(Dollars in thousands)
	Year ended December 31,
	2005 Over 2004			2004 Over 2003
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income (1)
Loans (2)	$1,469	$623	$846	$(910)	$317	$(1,227)
Taxable securities	22	(24)	46	195	267	(72)
Nontaxable securities (2)	150	178	(28)	199	285	(86)
Other	4	2	2	(7)	(9)	2
Net change in tax-equivalent income	1,645	779	866	(523)	860	(1,383)

Increase (decrease) in interest expense (1)
Interest-bearing transaction accounts	381	55	326	223	166	57
Savings deposits	(2)	(2)	-	(8)	3	(11)
Certificates of deposit	672	348	324	(431)	(169)	(262)
Advances from Federal Home Loan Bank	60	(104)	164	(292)	290	(582)
Other	101	13	88	20	10	10
Net change in interest expense	1,212	310	902	(488)	300	(788)
Net change in tax-equivalent net interest income	$433	$469	$(36)	$(35)	$560	$(595)
____________________________
(1)

The volume variance is computed as the change in volume (average balance) multiplied by the previous year's interest rate. The rate variance is computed as the change in interest rate multiplied by the previous year's volume (average balance). The change in interest due to both volume and rate has been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2)	Interest on nontaxable securities and loans has been adjusted to a fully tax-equivalent basis using an incremental tax rate of 34% for the years presented.

          Tax equivalent net interest income decreased $35,000 in 2004 compared to 2003. This was primarily because ChoiceOne Bank's interest-earning assets repriced downward faster than ChoiceOne Bank's interest-bearing liabilities. The impact of lower rates more than offset the earning asset growth of $15.4 million. A change in the funding mix to more interest-bearing demand deposits helped reduce interest expense in 2004, but not enough to offset the lower interest income compared to 2003.

          Net interest income spread was 3.46% (shown in Table 1) for 2004, compared to 3.71% in 2003. The average yield received on interest-earning assets in 2004 fell 74 basis points to 5.67% while the average rate paid on interest-bearing liabilities in 2004 dropped 49 basis points to 2.21%.

          Management anticipates that net interest income in 2006 will depend upon ChoiceOne Bank's ability to grow loans with a favorable mix of deposits and borrowings. Deposit rates will be dictated by local market conditions and management intends to aggressively pursue growth of core deposits in 2006 to maintain a low cost of funds. Management believes the Alpine, Cedar Springs, and Rockford offices are positioned well to attract these types of deposits. Brokered certificates of deposit and advances from the Federal Home Loan Bank will continue to be used if core deposit growth is insufficient to fund earning asset growth.

Allowance and Provision For Loan Losses

          Information regarding the allowance and provision for loan losses can be found in Table 3 and in Note 5 to the annual consolidated financial statements. As indicated in Table 3, the provision for loan losses was $30,000 higher in 2005 than in 2004. Management increased the provision due to more loan growth in 2005 than in 2004 and higher net charge-offs of residential real estate and consumer loans in 2005 compared to 2004.

          As shown in Table 3, commercial loan net charge-offs dropped $647,000 in 2005 versus 2004; however, real estate mortgage net charge-offs increased $128,000, and consumer loan net charge-offs increased $90,000 from 2004. Commercial loan net charge-offs in 2004 included five significant substandard loan charge-offs totaling $362,000 that were charged off due to insolvency of the borrowers. These loans were 53% reserved at the end of 2003. Real estate mortgage net charge-offs rose in 2005 due to increased losses from several manufactured home construction loans. Consumer loan charge-offs were higher in 2005 due to slowing recoveries as compared to 2004. The ratio of net charge-offs as a percentage of average loans decreased significantly from 0.41% in 2004 to 0.15% in 2005. The allowance as a percentage of total loans is higher (1.06%) at the end of 2005, compared to the end of 2004 (1.00%) primarily due to specific loss allocations. At end of 2005, ChoiceOne Bank had $465,000 specifically reserved for problem loans, while only $105,000 was specifically reserved for at the end of 2004. Management believes the reserves allocated to problem loans at the end of 2005 are reasonable based on circumstances surrounding each particular borrower.

Table 3 - Provision and Allowance For Loan Losses

(Dollars in thousands)
	2005	2004	2003	2002	2001
Provision for loan losses	$495	$465	$400	$1,270	$1,003

Net charge-offs:
Commercial loans	$50	$697	$454	$441	$554
Real estate mortgages	128	-	51	-	188
Consumer loans	93	3	132	631	349
Total	$271	$700	$637	$1,072	$1,091

Allowance for loan losses at year end	$1,963	$1,739	$1,974	$2,211	$2,013

Allowance for loan losses as a percentage of:
Total loans as of year end	1.06%	1.00%	1.21%	1.26%	1.21%
Nonaccrual loans, accrual loans past due 90 days or more and troubled debt restructurings	203%	212%	99%	80%	88%
Ratio of net charge-offs to average total loans outstanding during the year	0.15%	0.41%	0.39%	0.62%	0.63%
Loan recoveries as a percentage of prior year's charge-offs	14%	24%	27%	14%	19%

          Based on the current state of the economy and a recent review of the loan portfolio, management believes that the allowance for loan losses as of December 31, 2005, is adequate to absorb probable incurred losses. As charge-offs, changes in the level of nonperforming loans, and changes within the composition of the loan portfolio occur, the provision and allowance for loan losses will be reviewed by ChoiceOne Bank's management and adjusted as necessary.

Noninterest Income

          Total noninterest income increased $10,000 or less than 1% in 2005 compared to 2004. Service charges on deposit accounts were up due to higher returned check charges and debit card fee income. Insurance and investment commissions were lower due to reduced annuity sales and lower property and casualty commissions. Gains on the sale of loans were down due to reduced pricing obtained on loans sold to secondary market investors. Gains on the sale of securities were down due to more losses realized in 2005. ChoiceOne Bank swapped some low yielding securities for higher yielding securities. Other noninterest income includes $88,000 in earnings on bank-owned life insurance, which resulted from the purchase of $2 million of policies in February 2005.

          Noninterest income decreased $539,000 or 17% in 2004, compared to 2003. Gains received from the sale of loans decreased $502,000 or 62% in 2004 due to a slowdown in mortgage refinancing activity throughout the year. In 2004, the ChoiceOne Mortgage Company sold $17 million of loans to the secondary market versus $37 million during 2003. Insurance and investment commissions dipped slightly in 2004 compared to 2003, as 2003 included a few months of commissions from the Grand Rapids division of the Insurance Agency. The Insurance Agency's book of commissions for its Grand Rapids division was sold in the first quarter of 2003. Servicing fee income is reported net of servicing right amortization expense and resulted in a negative $4,000 in 2003 due to borrowers paying off their serviced mortgages faster than management's estimate of the loan servicing term.

          Management estimates that noninterest income in 2006 will depend upon the growth of deposit accounts and cross sales of insurance and investment products.

Noninterest Expense

          Total noninterest expense decreased $44,000 or nearly 1% in 2005 compared to 2004. Salaries and benefits were up slightly in 2005 due to the addition of personnel for the Rockford and Alpine Offices and higher employee bonuses. Occupancy expense was higher in 2005 due to a full year of operations for ChoiceOne Bank's Rockford Office (opened in September 2004). Professional fees were lower in 2005 due to fewer legal fees and reduced services from a third party marketing agency. Data processing expense was higher due to growth in software maintenance, ATM network processing and core bank charges. Other noninterest expense decreased $257,000 in 2005 primarily due to an adjustment in the computation of state single business taxes for 2002, 2003, and 2004 recorded in 2005. The adjustment to ChoiceOne Bank's single business taxes is a non-recurring benefit to other expense. Fewer bad checks charged off in 2005 also helped reduce other noninterest expense. In 2004, an altered foreign check for $75,000 was written off as uncollectible. The check was disbursed before ChoiceOne Bank was notified it was a fraudulent item.

          Noninterest expense decreased $440,000 or 6% in 2004, compared to 2003. Salaries and benefits decreased $189,000 in 2004 due to significantly less commissions paid to mortgage producers. ChoiceOne reduced its payroll by more than 3 full-time equivalent employees even though ChoiceOne Bank opened its Rockford Office with more than 4 full-time equivalent employees. Higher employee health insurance costs offset the reduced salaries expense in 2004. Occupancy expense was lower in 2004, as ChoiceOne Bank sold its Sparta Appletree Office in September 2004 and closed its Sparta Great Day Office in September 2003. ChoiceOne Bank's Rockford Office was opened in September 2004. ChoiceOne Bank sold its Sparta Appletree Office and subsequently leased back 50% of the building from the new owner. ChoiceOne Bank's Operations Department was moved in 2004 from the Sparta Appletree Office to the Sparta Main Office to utilize available office space and reduce overall occupancy costs. Professional fees decreased in 2004 from 2003 due to much lower legal fees offset by higher audit and consulting fees. In 2003, ChoiceOne absorbed $156,000 in prepayment penalties as a result of paying off $3 million of high-rate advances from the Federal Home Loan Bank. This was done to reduce ChoiceOne Bank's cost of funds in 2004 and 2005. Other noninterest expense was slightly higher in 2004 due to increased bad check charge-offs offset by lower expenses related to foreclosed real estate.

          Management anticipates that noninterest expenses will rise in 2006 due to higher single business taxes, growing employee benefit costs, and rising data processing charges.

FINANCIAL CONDITION-YEAR ENDED DECEMBER 31, 2005

Securities

          The securities portfolio decreased approximately $0.7 million or 2% from December 31, 2004 to December 31, 2005. A mix of government agency, municipal, and mortgage-backed securities totaling $10 million were purchased to maintain the asset size of ChoiceOne Bank and provide liquidity for future loan growth. Approximately $4.3 million in various securities were called in 2005. Payments from mortgage-backed securities totaled $1.6 million in 2005. Various securities totaling $3.7 million were sold during 2005 for net losses totaling $28,000. ChoiceOne Bank's Investment Committee continues to monitor the portfolio and purchase securities when deemed prudent. Certain securities are sold under agreements to repurchase and management plans to continue this practice as a low-cost source of funding. Securities also are pledged as collateral for borrowings from the Federal Home Loan Bank. In addition, they serve as a source of liquidity for deposit needs.

Loans

          The loan portfolio (excluding loans held for sale) increased approximately $12.3 million or 7% from December 31, 2004 to December 31, 2005. Commercial loans increased $4.9 million due to increased demand from borrowers. Real estate loans increased $7.3 million through growth in commercial and residential real estate financing. In 2005, the ChoiceOne Mortgage Company originated approximately $34 million of residential mortgage loans and sold $19 million (56%) to secondary market investors. In 2004, the ChoiceOne Mortgage Company originated approximately $39 million of residential mortgage loans and sold $12 million (31%) to secondary market investors. An additional $5 million of seasoned hybrid mortgage loans were sold in 2004 to reduce long-term interest rate risk. Consumer loans dropped $1.4 million during 2005 due to fewer originations of automobile, recreational vehicle, and personal loans. Management decided in the first quarter of 2005 to discontinue the origination of indirect consumer loans, except for one local automobile dealership. Indirect consumer loans totaled approximately $4.2 million at December 31, 2005, compared to $5.9 million at December 31, 2004.

          Management anticipates demand for commercial loans will remain steady in 2006 due to increased calling efforts and relationships cultivated with ChoiceOne's business customers. Rising interest rates may stall demand for consumer and residential real estate loans in 2006.

          Information regarding impaired loans can be found in Note 5 to the annual consolidated financial statements included in this report. In addition to its review of the loan portfolio for impaired loans, management also monitors various nonperforming loans. Nonperforming loans are comprised of (1) loans accounted for on a nonaccrual basis; (2) loans, not included in nonaccrual loans, which are contractually past due 90 days or more as to interest or principal payments; and (3) loans, not included in nonaccrual or past due 90 days or more, which are considered troubled debt restructurings.

          The balances of these nonperforming loans as of December 31 were as follows:

(Dollars in thousands)
	2005	2004
Loans accounted for on a nonaccrual basis	$934	$795
Loans contractually past due 90 days
or more as to principal or interest payments	32	11
Loans considered troubled debt restructurings	-	16
Total	$966	$822

          At December 31, 2005, nonaccrual loans included $677,000 in commercial loans, $206,000 in residential mortgages, and $51,000 in consumer loans. At December 31, 2004, nonaccrual loans included $389,000 in commercial loans, $363,000 in residential mortgages, and $43,000 in consumer loans. Management also maintains a list of loans that are not classified as nonperforming loans but where some concern exists as to the borrowers' abilities to comply with the original loan terms. These loans totaled $8.5 million as of December 31, 2005, compared to $6.3 million as of December 31, 2004. Four large commercial borrowers with loans totaling $2.1 million were placed on the list in 2005 due to recent operating losses and other special circumstances causing concern to ChoiceOne Bank's management.

Deposits and Other Funding Sources

          Total deposits increased $15.0 million or 9% from December 31, 2004 to December 31, 2005. Certificates of deposit were up $16.9 million, while checking, savings and money market accounts fell $1.9 million during the year. With the rise in interest rates, Bank customers flocked to certificates of deposit over lower yielding transaction accounts. Local certificates of deposit accounted for 84% of the growth over 2004, while brokered certificates of deposit rose 16%.

          Securities sold under agreements to repurchase increased $0.8 million during 2005. Federal funds purchased at the end of 2005 increased $3.1 million from year-end 2004. Advances from the FHLB decreased $3.5 million in 2005. Of these advances, 67% have fixed rates with maturities ranging from January 2006 to December 2008, and 33% carry a floating rate indexed to the federal funds rate. Specific residential real estate mortgages and securities were pledged as collateral against these advances at the end of 2005.

          In 2006, management plans to emphasize growth of its noninterest-bearing and interest-bearing checking accounts for commercial, municipal, and retail customers. Management also believes the Alpine, Cedar Springs and Rockford Offices are in growing markets and are poised to grow deposits in 2006. If local deposit growth is insufficient to support asset growth during 2006, management believes advances from the FHLB and brokered certificates of deposit can address corresponding funding needs.

Shareholders' Equity

          Total shareholders' equity increased $0.6 million or 3% from December 31, 2004 to December 31, 2005. Equity growth resulted from current year earnings and proceeds from the sale of ChoiceOne's stock, offset by cash dividends paid to shareholders, shares repurchased, and a drop in accumulated other comprehensive income. The net dollar difference between the issuance and repurchase of common stock was a negative $15,000 in 2005 compared to a positive $142,000 in 2004. ChoiceOne repurchased 15,412 shares of its common stock in 2005 compared to 6,053 shares in 2004. Management anticipates it will continue to repurchase shares of its common stock in 2006 and retire them.

          Note 20 to the annual consolidated financial statements presents regulatory capital information at the end of 2005 and 2004. ChoiceOne's capital ratios decreased slightly from December 31, 2004 to December 31, 2005 due to assets growing at a faster rate than shareholders' equity. If opportunities for prudent asset growth present themselves in 2006, management may grow assets to a greater extent than shareholders' equity. This may cause capital to decrease as a percentage of assets. However, management and its Board of Directors do not desire to decrease capital below those levels necessary to be considered "well capitalized."

Table 4 - Contractual Obligations

          The following table discloses information regarding the maturity of ChoiceOne's contractual obligations at December 31, 2005:

(Dollars in thousands)
	Payment Due By Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Federal funds purchased	$4,399	$4,399	$-	$-	$-
Repurchase agreements	7,139	7,139	-	-	-
Time deposits	97,923	65,583	24,008	8,332	-
Advances from Federal Home Loan Bank	30,750	21,750	9,000	-	-
Operating leases	117	44	73	-	-
Total	$140,328	$98,915	$33,081	$8,332	$-

Liquidity and Interest Rate Risk

          ChoiceOne's primary market risk exposure occurs in the form of interest rate risk. Liquidity risk also can have an impact but to a lesser extent. ChoiceOne's business is transacted in U.S. dollars with no foreign exchange risk exposure. Agricultural loans comprise a small portion of ChoiceOne's total assets. Management believes that ChoiceOne's exposure to changes in commodity prices is insignificant.

          Liquidity risk deals with ChoiceOne's ability to meet its cash flow requirements. These requirements include depositors desiring to withdraw funds and borrowers seeking credit. Relatively short-term liquid funds exist in the form of lines of credit to purchase federal funds at five of ChoiceOne Bank's correspondent banks. As of December 31, 2005, the amount of federal funds available for purchase from ChoiceOne Bank's correspondent banks totaled $18.9 million. ChoiceOne purchased $4.4 million of federal funds at the end of 2005. ChoiceOne Bank also has a line of credit secured by ChoiceOne's commercial loans with the Federal Reserve Bank of Chicago for $66 million, which is designated for nonrecurring short-term liquidity needs. Longer-term liquidity needs may be met through local deposit growth, maturities of securities, normal loan repayments, advances from the Federal Home Loan Bank, brokered time deposits, and income retention. Approximately $13.2 million of borrowing capacity was available from the Federal Home Loan Bank based on the ChoiceOne Mortgage Company's residential mortgage loans and ChoiceOne Bank's investment securities pledged as collateral at year-end 2005. The acquisition of brokered time deposits is not limited as long as ChoiceOne Bank's capital to assets percentage is considered to be "well capitalized."

          Interest rate risk is related to liquidity because each is affected by maturing assets and sources of funds. ChoiceOne's Asset/Liability Management Committee (the "ALCO") attempts to stabilize the interest rate spread and avoid possible adverse effects when unusual or rapid changes in interest rates occur. The ALCO uses a simulation model to measure its interest rate risk. The model incorporates changes in interest rates on rate-sensitive assets and liabilities. The degree of rate sensitivity is affected by prepayment assumptions that exist in the assets and liabilities. One method the ALCO uses of measuring interest rate sensitivity is the ratio of rate-sensitive assets to rate-sensitive liabilities. An asset or liability is considered to be rate-sensitive if it matures or otherwise reprices within a given time frame.

          Table 5 documents the maturity or repricing schedule for ChoiceOne's rate-sensitive assets and liabilities for selected time periods.

Table 5 - Maturities and Repricing Schedule

(Dollars in thousands)
	December 31, 2005
	0-3 Months	3-12 Months	1-5 Years	Over 5 Years	Total
Assets
Loans and loans held for sale	$73,936	$32,077	$73,959	$5,860	$185,832
Taxable securities	430	4,622	17,987	1,688	24,727
Tax exempt securities	420	1,800	11,890	5,375	19,485
Federal Home Loan Bank and Federal Reserve Bank stock	-	-	-	2,999	2,999
Cash surrender value of bank-owned life insurance	2,237	-	-	-	2,237
Rate-sensitive assets	77,023	38,499	103,836	15,922	235,280

Liabilities
Interest-bearing demand deposits	53,427	-	-	-	53,427
Savings deposits	8,582	-	-	-	8,582
Time deposits	17,393	48,610	31,920	-	97,923
Federal Home Loan Bank advances	14,750	7,000	9,000	-	30,750
Federal funds purchased	4,399	-	-	-	4,399
Repurchase agreements	6,701	438	-	-	7,139
Rate-sensitive liabilities	105,252	56,048	40,920	-	202,220
Rate-sensitive assets less rate-sensitive liabilities:
Asset (liability) gap for the period	$(28,229)	$(17,549)	$62,916	$15,922	$33,060
Cumulative asset (liability) gap	$(28,229)	$(45,778)	$17,138	$33,060

          One method the ALCO uses to measure interest rate sensitivity is the one-year repricing gap. ChoiceOne's ratio of rate-sensitive assets to rate-sensitive liabilities that matured or repriced within a one-year time frame was 72% at December 31, 2005, compared to 63% at December 31, 2004. The above table places the entire balance of interest-bearing demand deposits, savings deposits, and overnight repurchase agreements in the shortest repricing term. Although these three categories have the ability to reprice immediately, management has some control over the actual timing or extent of the changes in interest rates on these deposits. Growth in ChoiceOne Bank's earning assets has made ChoiceOne less liability sensitive at year-end 2005 compared to year-end 2004. The ALCO plans to continue to monitor the ratio of rate-sensitive assets to rate-sensitive liabilities on a quarterly basis in 2006. As interest rates change during 2006, the ALCO will attempt to match its maturing assets with corresponding liabilities to maximize ChoiceOne's net interest income.

          Another method the ALCO uses to monitor its interest rate sensitivity is to subject rate-sensitive assets and liabilities to interest rate shocks. At December 31, 2005, management used a simulation model to subject its assets and liabilities to an immediate 300 basis point increase and an immediate 300 basis point decrease in interest rates. The maturities of loans and mortgage-backed securities were affected by certain prepayment assumptions. Maturities for interest-bearing core deposits were based on an estimate of the period over which they would be outstanding. The maturities of advances from the Federal Home Loan Bank were based on their contractual maturity dates. In the case of variable rate assets and liabilities, repricing dates were used to determine their values. The simulation model measures the effect of immediate interest rate changes on both net income and shareholders' equity. ChoiceOne's Interest Rate Risk Policy states that the changes in interest rates cannot cause net income to decrease more than 15% and the value of shareholders' equity to decrease more than 15%.

          Table 6 provides an illustration of hypothetical interest rate changes as of December 31, 2005 and 2004, respectively:

Table 6 - Sensitivity to Changes in Interest Rates
	2005
(Dollars in thousands)	Net Income	Percent Change	Market Value of Equity	Percent Change
Change in Interest Rates
300 basis point rise	$2,204	- 5%	$31,472	- 9%
200 basis point rise	2,265	- 3%	33,039	- 5%
100 basis point rise	2,311	- 1%	34,198	- 2%
Base rate scenario	2,330	-%	34,770	-%
100 basis point decline	2,294	- 2%	34,611	- 1%
200 basis point decline	2,205	- 5%	33,841	- 3%
300 basis point decline	2,038	- 13%	32,452	- 7%

	2004
(Dollars in thousands)	Net Income	Percent Change	Market Value of Equity	Percent Change
Change in Interest Rates
200 basis point rise	$2,274	11%	$22,788	- 13%
100 basis point rise	2,153	5%	25,046	- 5%
Base rate scenario	2,052	-%	26,296	-%
100 basis point decline	1,800	- 12%	27,637	5%
200 basis point decline	1,409	- 31%	28,947	10%

          During 2005, the ALCO expanded its rate shock scenarios from an immediate 200 basis point rise and decline shock to an immediate 300 basis point rise and decline in interest rates. As of December 31, 2005, ChoiceOne Bank is within its guidelines for immediate shocks up and down for both net income and the market value of shareholder's equity. Also, during 2005 the ALCO changed certain assumptions within its asset/liability model to more accurately reflect historical trends and actual experience. The effect of these changes combined with management's desire to limit the immediate repricing of its interest-bearing demand and savings deposits illustrates that ChoiceOne's net income and market value of equity may be negatively impacted in both a rising rate and falling rate environment.

          The impact of the rate shock at December 31, 2004 on net income for rates falling 200 basis points exceeded the ALCO's policy limit; however, management believed the likelihood of such an occurrence was highly remote given that the ALCO predicted rates would most likely rise during 2005.

          The ALCO plans to continue to monitor the effect of changes in interest rates on both net income and shareholders' equity and will make changes in the duration of its rate-sensitive assets and rate-sensitive liabilities where necessary.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          On November 23, 2005, ChoiceOne engaged Plante & Moran, PLLC ("Plante Moran") as its independent registered public accounting firm, to replace its prior accounting firm, Crowe Chizek and Company LLC ("Crowe"), effective as of the fiscal year beginning January 1, 2006. The change in ChoiceOne's certifying independent registered public accounting firm was based on the results of a competitive bidding process. The engagement of Plante Moran and the dismissal of Crowe was recommended and approved by the Audit Committee of ChoiceOne's board of directors.

          Crowe's reports on ChoiceOne's financial statements for the fiscal years ended December 31, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

          During the two fiscal years ended December 31, 2004 and 2003 and through November 23, 2005, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K issued under the Exchange Act, and its related instructions) between ChoiceOne and Crowe on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Crowe, would have caused Crowe to make reference to the subject matter of the disagreement in connection with its reports.

          During the two fiscal years ended December 31, 2004 and 2003 and through November 23, 2005, there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K issued under the Exchange Act of 1934, and its related instructions) between ChoiceOne and Crowe.

          During the two fiscal years ended December 31, 2004 and 2003 and through November 23, 2005, ChoiceOne had not consulted with Plante Moran regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on ChoiceOne's financial statements, or any matter that was the subject of a disagreement or reportable event.

CHOICEONE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CHOICEONE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2006 AND 2005

ChoiceOne Financial Services, Inc.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)	June 30, 2006	December 31, 2005
	(Unaudited)
Assets
Cash and due from banks	$3,930	$4,990
Securities available for sale	49,663	44,212
Federal Home Loan Bank stock	2,623	2,623
Federal Reserve Bank stock	376	376
Loans held for sale	610	264

Loans	182,716	185,568
Allowance for loan losses	(1,861)	(1,963)
Loans, net	180,855	183,605

Premises and equipment, net	5,546	5,596
Other real estate owned, net	1,209	1,255
Loan servicing rights, net	424	445
Cash value of life insurance policies	2,278	2,237
Other assets	3,114	2,507
Total assets	$250,628	$248,110

Liabilities
Deposits - noninterest-bearing	$21,142	$22,180
Deposits - interest-bearing	166,750	159,932
Total deposits	187,892	182,112

Securities sold under agreement to repurchase	6,317	7,139
Federal funds purchased	4,267	4,399
Advances from Federal Home Loan Bank	28,000	30,750
Other liabilities	2,068	1,993
Total liabilities	228,544	226,393

Shareholders' Equity
Preferred stock; shares authorized: 100,000; shares outstanding: none	-	-
Common stock and paid in capital, no par value; shares authorized: 4,000,000; shares outstanding: 1,659,761 at June 30, 2006 and 1,649,940 at December 31, 2005	17,603	17,422
Retained earnings	5,112	4,594
Accumulated other comprehensive income (loss), net	(631)	(299)
Total shareholders' equity	22,084	21,717
Total liabilities and shareholders' equity	$250,628	$248,110

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)
(Dollars in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Interest income
Loans, including fees	$3,195	$2,841	$6,362	$5,499
Securities:
Taxable	345	245	644	499
Tax exempt	202	171	392	343
Other	2	1	4	2
Total interest income	3,744	3,258	7,402	6,343

Interest expense
Deposits	1,534	965	2,861	1,822
Advances from Federal Home Loan Bank	269	241	558	448
Other	62	51	122	94
Total interest expense	1,865	1,257	3,541	2,364

Net interest income	1,879	2,001	3,861	3,979
Provision for loan losses	25	150	35	250

Net interest income after provision for loan losses	1,854	1,851	3,826	3,729

Noninterest income
Customer service charges	311	268	609	501
Insurance and investment commissions	234	221	438	493
Gains on sales of loans	56	47	104	108
Gains (losses) on sales of securities	56	-	55	(1)
Loan servicing fees, net	21	18	42	40
Profit-sharing income	36	20	99	39
Other	19	48	50	71
Total noninterest income	733	622	1,397	1,251

Noninterest expense
Compensation and benefits	996	980	2,008	1,954
Occupancy and equipment	277	274	555	559
Data processing	166	140	322	281
Professional fees	80	125	208	243
Supplies and postage	61	59	113	114
Advertising and promotional	34	47	67	74
Other	244	113	506	324
Total noninterest expense	1,858	1,738	3,779	3,549

Income before income tax	729	735	1,444	1,431
Income tax expense	184	189	364	370

Net income	$545	$546	$1,080	$1,061

Comprehensive income	$276	$808	$748	$971

Basic earnings per share	$0.33	$0.33	$0.65	$0.64
Diluted earnings per share	$0.33	$0.33	$0.65	$0.64
Dividends declared per share	$0.17	$0.17	$0.34	$0.33

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
(Dollars in thousands)	Number of Shares	Common Stock and Paid in Capital	Unallocated Shares Held by ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Total

Balance, January 1, 2005	1,570,937	$15,913	$(9)	$5,053	$112	$21,069

Comprehensive income
Net income				1,061		1,061
Net change in unrealized gain (loss)					(90)	(90)
Total comprehensive income						971

Shares issued	7,165	143				143
Shares repurchased	(8,647)	(186)				(186)
Shares committed to be released under Employee Stock Ownership Plan		(9)	9			-
Change in ESOP repurchase obligation		13				13
Cash dividends declared ($0.33 per share)				(545)		(545)
Stock dividend	78,439	1,516		(1,520)		(4)

Balance, June 30, 2005	1,647,894	$17,390	$-	$4,049	$22	$21,461

Balance, January 1, 2006	1,649,940	$17,422	$-	$4,594	$(299)	$21,717

Comprehensive income
Net income				1,080		1,080
Net change in unrealized gain (loss)					(332)	(332)
Total comprehensive income						748

Shares issued	9,821	168				168
Change in ESOP repurchase obligation		1				1
Effect of stock options granted		12				12
Cash dividends declared ($0.34 per share)				(562)		(562)

Balance, June 30, 2006	1,659,761	$17,603	$-	$5,112	$(631)	$22,084

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(Dollars in thousands)	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net income	$1,080	$1,061
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	35	250
Depreciation	256	283
Amortization	225	292
Expense related to employee stock options granted	12	-
Stock dividends on Federal Home Loan Bank stock	-	(55)
(Gains) losses on sales of securities	(55)	1
Gains on sales of loans	(104)	(108)
Loans originated for sale	(7,284)	(5,239)
Proceeds from loan sales	7,013	5,097
Earning on bank-owned life insurance	(41)	(35)
Net changes in:
Other assets	(396)	(56)
Other liabilities	247	(333)
Net cash from operating activities	988	1,158

Cash flows from investing activities:
Securities available for sale:
Sales	1,230	1,376
Maturities, prepayments and calls	2,143	2,283
Purchases	(9,416)	(798)
Loan originations and payments, net	2,519	(6,605)
Additions to premises and equipment, net of disposals	(206)	(797)
Purchase of bank-owned life insurance	-	(2,000)
Net cash used in investing activities	(3,730)	(6,541)

Cash flows from financing activities:
Net change in deposits	5,780	2,589
Net change in securities sold under agreements to repurchase	(822)	(362)
Net change in federal funds purchased	(132)	564
Proceeds from Federal Home Loan Bank advances	30,000	23,000
Payments on Federal Home Loan Bank advances	(32,750)	(20,000)
Issuance of common stock	168	143
Repurchase of common stock	-	(186)
Cash dividends	(562)	(549)
Net cash from financing activities	1,682	5,199

Net change in cash and cash equivalents	(1,060)	(184)
Beginning cash and cash equivalents	4,990	3,619

Ending cash and cash equivalents	$3,930	$3,435

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,249	$2,268
Cash paid for income taxes	$535	$240
Loans transferred to other real estate	$196	$467

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include ChoiceOne Financial Services, Inc. (the "Registrant") and its wholly- owned subsidiary, ChoiceOne Bank (the "Bank"), and the Bank's wholly-owned subsidiaries ChoiceOne Insurance Agencies, Inc. (the "Insurance Agency"), and ChoiceOne Mortgage Company of Michigan (the "Mortgage Company"). Intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, prevailing practices within the banking industry and the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The accompanying consolidated financial statements reflect all adjustments ordinary in nature which are, in the opinion of management, necessary for a fair presentation of the Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005, the Consolidated Statements of Income for the three- and six-month periods ended June 30, 2006 and June 30, 2005, the Consolidated Statements of Changes in Shareholders' Equity for the six-month periods ended June 30, 2006 and June 30, 2005, and the Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2006 and June 30, 2005. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in ChoiceOne's Annual Report on Form 10-K for the year ended December 31, 2005.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience of seasoned loan portfolios. See Note 2 to the interim consolidated financial statements for additional information.

Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on ChoiceOne's assets reported on the balance sheet as well as its net income.

Stock Transactions
A total of 2,935 shares of common stock were issued to ChoiceOne's board of directors for a cash price of $54,000 under the terms of the Directors' Stock Purchase Plan in the first half of 2006. A total of 5,000 shares of common stock were issued to shareholders for a cash price of $86,000 under the Dividend Reinvestment Plan in the six months ended June 30, 2006. A total of 1,886 shares were issued to employees for a cash price of $28,000 under the Employee Stock Purchase Plan for the six months ended June 30, 2006. ChoiceOne did not repurchase any shares from shareholders in the first half of 2006.

Reclassifications
Certain amounts presented in prior periods have been reclassified to conform to the current presentation.

ChoiceOne Financial Services, Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 - ALLOWANCE FOR LOAN LOSSES

An analysis of changes in the allowance for loan losses follows:
(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Balance at beginning of period	$1,931	$1,783	$1,963	$1,739
Provision charged to expense	25	150	35	250
Recoveries credited to the allowance	40	25	91	58
Loans charged off	(135)	(145)	(228)	(234)

Balance at end of period	$1,861	$1,813	$1,861	$1,813

Information regarding impaired loans follows:
(Dollars in thousands)	June 30, 2006	December 31, 2005
Loans with no allowance allocated	$434	$306
Loans with allowance allocated	925	1,157
Amount of allowance for loan losses allocated	316	465

(Dollars in thousands)	Three Months Ended June 30,
	2006	2005
Average balance during the period	$1,347	$906
Interest income recognized thereon	29	8
Cash basis interest income recognized	37	9

(Dollars in thousands)	Six Months Ended June 30,
	2006	2005
Average balance during the period	$1,386	$826
Interest income recognized thereon	58	22
Cash basis interest income recognized	75	22

ChoiceOne Financial Services, Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 - EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares outstanding during the period. A computation of basic earnings per share and diluted earnings per share follows:
(Dollars in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Basic Earnings Per Share
Net income available to common
shareholders	$545	$546	$1,080	$1,061

Weighted average common shares outstanding	1,656,773	1,646,133	1,653,882	1,646,778

Basic earnings per share	$0.33	$0.33	$0.65	$0.64

Diluted Earnings Per Share
Net income available to common
shareholders	$545	$546	$1,080	$1,061

Weighted average common shares outstanding	1,656,773	1,646,133	1,653,882	1,646,778
Plus dilutive stock options	3,243	4,108	3,201	4,781

Weighted average common shares outstanding
and potentially dilutive shares	1,660,016	1,650,241	1,657,083	1,651,559

Diluted earnings per share	$0.33	$0.33	$0.65	$0.64

There were 14,365 stock options as of June 30, 2006 that are considered to be anti-dilutive to earnings per share and thus have been excluded from the calculation above. All shares have been adjusted for the 5% stock dividend paid in May 2005.

NOTE 4 - MERGER WITH VALLEY RIDGE FINANCIAL CORP.

On April 26, 2006, ChoiceOne Financial Services, Inc. and Valley Ridge Financial Corp. ("Valley Ridge") announced that they signed a definitive agreement to join forces in a merger of equals transaction. Valley Ridge is a bank holding company headquartered in nearby Kent City, Michigan, with total assets of $216 million, total deposits of $165 million and total loans of $151 million at December 31, 2005. Valley Ridge's bank subsidiary, Valley Ridge Bank, was formed in 1907 and provides banking and financial services through 9 offices located in Kent, Muskegon, Newaygo and Ottawa Counties in Michigan. Upon completion of this transaction, the combined organization will have 14 banking offices, with total assets projected to be approximately $480 million and total deposits projected to be approximately $380 million. The merger is subject to approval by Valley Ridge's shareholders, approval by banking regulators, and other customary conditions. The merger is expected to be completed during the fourth quarter of 2006.

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of ChoiceOne Financial Services, Inc., Sparta, Michigan

We have audited the accompanying consolidated balance sheets of ChoiceOne Financial Services, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoiceOne Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
March 7, 2006

ChoiceOne Financial Services, Inc.
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
	December 31,
	2005	2004
Assets
Cash and due from banks	$4,990	$3,619
Securities available for sale	44,212	44,913
Federal Home Loan Bank stock	2,623	2,569
Federal Reserve Bank stock	376	376
Loans held for sale	264	281
Loans, net (of allowance of $1,963 and $1,739)	183,605	171,539
Premises and equipment, net	5,596	4,906
Other real estate owned, net	1,255	981
Loan servicing rights, net	445	472
Cash value of life insurance policies	2,237	159
Other assets	2,507	2,470
Total assets	$248,110	$232,285

Liabilities
Deposits - noninterest-bearing	$22,180	$17,086
Deposits - interest-bearing	159,932	149,980
Total deposits	182,112	167,066

Repurchase agreements	7,139	6,338
Federal funds purchased	4,399	1,281
Advances from Federal Home Loan Bank	30,750	34,250
Other liabilities	1,993	2,281
Total liabilities	226,393	211,216

Shareholders' Equity
Preferred stock; shares authorized: 100,000; shares outstanding: none	-	-
Common stock and paid-in capital, no par value; shares authorized: 4,000,000; shares outstanding: 1,649,940 in 2005 and 1,570,937 in 2004	17,422	15,913
Unallocated shares held by Employee Stock Ownership Plan	-	(9)
Retained earnings	4,594	5,053
Accumulated other comprehensive income (loss), net	(299)	112
Total shareholders' equity	21,717	21,069
Total liabilities and shareholders' equity	$248,110	$232,285

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)
	Years ended December 31,
	2005	2004	2003
Interest income
Loans, including fees	$11,641	$10,181	$11,091
Securities
Taxable	993	971	776
Tax exempt	685	586	455
Other	5	1	8
Total interest income	13,324	11,739	12,330

Interest expense
Deposits	4,082	3,031	3,247
Advances from Federal Home Loan Bank	974	914	1,206
Federal funds purchased and repurchase agreements	223	122	102
Total interest expense	5,279	4,067	4,555

Net interest income	8,045	7,672	7,775
Provision for loan losses	495	465	400
Net interest income after provision for loan losses	7,550	7,207	7,375

Noninterest income
Customer service charges	1,133	985	1,001
Insurance and investment commissions	866	1,002	1,042
Loan servicing fees, net	56	49	(4)
Gains on sales of loans	264	305	807
Gains (losses) on sales of securities	(28)	38	61
Other income	289	191	202
Total noninterest income	2,580	2,570	3,109

Noninterest expense
Salaries and benefits	3,877	3,830	4,019
Occupancy and equipment	1,116	1,024	1,092
Professional fees	464	498	514
Supplies and postage	227	225	252
Data processing	570	498	495
Advertising and promotional	154	120	149
Prepayment penalties on advances from Federal Home Loan Bank	-	-	156
Other expense	776	1,033	991
Total noninterest expense	7,184	7,228	7,668

Income before income tax	2,946	2,549	2,816
Income tax expense	780	695	715

Net income	$2,166	$1,854	$2,101

Comprehensive income	$1,755	$1,450	$2,080

Basic earnings per common share	$1.31	$1.13	$1.29
Diluted earnings per common share	$1.31	$1.13	$1.29
Dividends declared per common share	$0.67	$0.65	$0.65

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)
	Number of Shares	Common Stock and Paid in Capital	Unallocated Shares Held by ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Total

Balance, January 1, 2003	1,551,228	$ 15,645	$ (45)	$ 3,222	$ 537	$ 19,359

Comprehensive income:
Net income				2,101		2,101
Net change in unrealized gain (loss)					(21)	(21)
Total comprehensive income						2,080

Shares issued	13,633	218				218
Shares repurchased	(1,446)	(22)				(22)
Shares committed to be released under Employee Stock Ownership Plan (ESOP)		(18)	18			-
Change in ESOP repurchase obligation		(8)				(8)
Cash dividends declared ($0.65 per share)				(1,059)		(1,059)

Balance, December 31, 2003	1,563,415	15,815	(27)	4,264	516	20,568

Comprehensive income:
Net income				1,854		1,854
Net change in unrealized gain (loss)					(404)	(404)
Total comprehensive income						1,450

Shares issued	13,267	255				255
Shares repurchased	(6,053)	(118)				(118)
Shares committed to be released under Employee Stock Ownership Plan		(18)	18			-
Change in ESOP repurchase obligation		(26)				(26)
Shares issued under stock option plans	308	5				5
Cash dividends declared ($0.65 per share)				(1,065)		(1,065)

Balance, December 31, 2004	1,570,937	15,913	(9)	5,053	112	21,069

Comprehensive income:
Net income				2,166		2,166
Net change in unrealized gain (loss)					(411)	(411)
Total comprehensive income						1,755

Shares issued	15,976	307				307
Shares repurchased	(15,412)	(322)				(322)
Shares committed to be released under Employee Stock Ownership Plan		(9)	9			-
Change in ESOP repurchase obligation		17				17
Cash dividends declared ($0.67 per share)				(1,105)		(1,105)
Stock dividends declared (5%)	78,439	1,516		(1,520)		(4)

Balance, December 31, 2005	1,649,940	$ 17,422	$ -	$ 4,594	$ (299)	$ 21,717

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$2,166	$1,854	$2,101
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	495	465	400
Depreciation	535	495	538
Amortization	582	631	623
Stock dividends on Federal Home Loan Bank stock	(54)	(113)	(92)
Losses (gains) on sales of securities	28	(38)	(61)
Gains on sales of loans	(264)	(305)	(807)
Loans originated for sale	(18,757)	(12,580)	(35,589)
Proceeds from loan sales	18,929	12,471	37,302
Earnings on bank-owned life insurance	(78)	(3)	(4)
Net change in:
Other assets	309	1,804	890
Other liabilities	(59)	763	184
Net cash from operating activities	3,832	5,444	5,485

Cash flows from investing activities:
Securities available for sale:
Sales	3,748	5,615	2,085
Maturities, prepayments and calls	5,928	4,369	3,905
Purchases	(10,004)	(18,022)	(22,996)
Loan originations and payments, net	(13,249)	(16,877)	8,920
Proceeds from sale of adjustable rate mortgage loans	-	5,037	-
Additions to premises and equipment, net of disposals	(1,225)	(1,481)	(225)
Proceeds from sale of insurance agency	-	-	186
Purchase of bank-owned life insurance	(2,000)	-	-
Net cash used in investing activities	(16,802)	(21,359)	(8,125)

Cash flows from financing activities:
Net change in deposits	15,046	20,803	(6,516)
Net change in repurchase agreements	801	1,033	(571)
Net change in federal funds purchased	3,118	(6,601)	7,882
Proceeds from Federal Home Loan Bank advances	52,000	27,750	25,750
Payments on Federal Home Loan Bank advances	(55,500)	(27,250)	(24,791)
Issuance of common stock	307	260	218
Repurchase of common stock	(322)	(118)	(22)
Cash dividends and fractional shares from stock dividends	(1,109)	(1,065)	(1,059)
Net cash from financing activities	14,341	14,812	891

Net change in cash and cash equivalents	1,371	(1,103)	(1,749)
Beginning cash and cash equivalents	3,619	4,722	6,471

Ending cash and cash equivalents	$4,990	$3,619	$4,722

Cash paid for interest	$5,082	$4,018	$4,667
Cash paid for income taxes	570	375	820
Loans transferred to other real estate owned	688	967	1,233
Loans transferred to loans held for sale	-	5,064	-
Equity securities transferred to other assets	-	208	-

See accompanying notes to consolidated financial statements.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include ChoiceOne Financial Services, Inc., its wholly-owned subsidiary, ChoiceOne Bank, and ChoiceOne Bank's wholly-owned subsidiaries, ChoiceOne Mortgage Company of Michigan, and ChoiceOne Insurance Agencies, Inc., (together referred to as "ChoiceOne"). Intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations
ChoiceOne Bank (the "Bank") is a full-service community bank that offers commercial, consumer, and real estate loans as well as traditional demand, savings and time deposits to both commercial and consumer clients in portions of Kent, Muskegon, Newaygo, and Ottawa counties in Michigan. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from the cash flows from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

ChoiceOne Mortgage Company of Michigan (the "Mortgage Company") originates and sells a full line of conventional type mortgage loans for 1-4 family and multi-family residential real estate properties.

ChoiceOne Insurance Agencies, Inc. (the "Insurance Agency") is a wholly-owned subsidiary of the Bank. The Insurance Agency sells a full line of insurance policies such as life, health, property and casualty for both commercial and consumer clients. The Insurance Agency also offers alternative investment products such as annuities and mutual funds through a registered broker.

Together, the Bank, the Mortgage Company, and the Insurance Agency, account for substantially all of ChoiceOne's assets, revenues and operating income.

Use of Estimates
To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, ChoiceOne's management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results may differ from these estimates. Estimates associated with the allowance for loan losses, loan servicing rights, and fair values of certain financial instruments are particularly susceptible to change.

Cash and Cash Equivalents
Cash and cash equivalents are defined to include cash on hand, demand deposits with other banks, and federal funds sold. Cash flows are reported on a net basis for customer loan and deposit transactions, deposits with other financial institutions, and short-term borrowings with terms of 90 days or less.

Securities
Securities are classified as available for sale when they might be sold before maturity. Securities classified as available for sale are carried at fair value, with unrealized holding gains and losses reported separately in other comprehensive income or loss and shareholders' equity, net of tax effect. Other securities, such as Federal Reserve Bank stock or Federal Home Loan Bank stock, are carried at cost.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized using the level-yield method without anticipating prepayments. Gains or losses on sales are recorded on the trade date based on the amortized cost of the security sold.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and ChoiceOne's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income on loans is reported on the interest method and includes amortization of net deferred loan fees and costs over the estimated loan term. Interest on loans is accrued based upon the principal balance outstanding. The accrual of interest is discontinued at the time at which commercial loans are 90 days past due unless the loan is secured by sufficient collateral and in the process of collection. Interest on consumer or real estate secured loans is discontinued at the time at which the loan is 120 days past due unless the credit is secured by sufficient collateral and in the process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed into nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Interest accrued but not received is reversed against interest income when the loans are placed into nonaccrual status. Interest received on such loans is accounted for on the cash-basis method until qualifying for return to accrual. Loans are returned to accrual basis when all the principal and interest amounts contractually due are brought current and future payment is reasonably assured.

Allowance for Loan Losses
The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance is increased by the provision for loan losses and decreased by loans charged off less any recoveries of charged off loans. Management estimates the allowance balance required based on past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is not possible.

The allowance consists of general and specific components. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

A loan is impaired when full payment under the loan terms is not expected. Commercial loans are evaluated for impairment on an individual loan basis. If a loan is considered impaired, a portion of the allowance for loan losses is allocated to the loan so that it is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans such as consumer and real estate mortgage loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Land improvements are depreciated using the straight-line method with useful lives ranging from 7 to 15 years. Building and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Leasehold improvements are depreciated over the shorter of the estimated life or the lease term. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Fixed assets are periodically reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other Real Estate Owned
Real estate properties acquired in the collection of a loan are initially recorded at fair value at acquisition establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses to repair or maintain properties are included within other noninterest expenses. Gains and losses upon disposition and changes in the valuation allowance are reported net within other noninterest income.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Loan Servicing Rights
Servicing rights represent the allocated value of servicing rights on loans sold with servicing retained. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics when available or based upon discounted cashflows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Long Term Assets
Premises and equipment, other intangible assets and other long term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Repurchase Agreements
Substantially all repurchase agreement liabilities represent amounts advanced by deposit clients that are not covered by federal deposit insurance and are secured by securities owned by ChoiceOne.

Employee Benefit Plans
ChoiceOne's 401(k) plan allows participant contributions of up to 15% of compensation. Company contributions to the 401(k) plan are discretionary. ChoiceOne allows retired employees to participate in its health insurance plan. These postretirement benefits are accrued during the years in which the employee provides services.

Employee Stock Ownership Plan
The cost of shares issued to the Employee Stock Ownership Plan (the "ESOP") but not yet allocated to participants is presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings while dividends on unallocated ESOP shares are reflected as a reduction of debt and accrued interest. Upon distribution of shares to a participant, the participant has the right to require the Company to purchase his or her shares at fair value in accordance with the terms and conditions of the ESOP. As such, these shares are not classified in shareholders' equity as permanent equity.

Stock Based Compensation
Employee compensation expense under ChoiceOne's stock option plan is reported if options are granted below market price at the grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted using an option pricing model to estimate the fair value.

The following pro forma information presents net income and earnings per share for the years ended December 31, 2005, 2004 and 2003, respectively, had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was recognized for stock options in 2005, 2004 and 2003.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)
	2005	2004	2003
Net income as reported	$2,166	$1,854	$2,101
Deduct: Stock-based compensation expense determined under fair value based method	17	10	5
Pro forma net income	$2,149	$1,844	$2,096

Basic and diluted earnings per common share as reported	$1.31	$1.13	$1.29

Pro forma basic and diluted earnings per common share	$1.30	$1.12	$1.28

The pro forma effects are computed using an option pricing model and the following weighted average assumptions as of grant date:
	2005	2004	2003
Risk-free interest rate	4.50%	3.78%	3.65%
Expected option life (in years)	7	7	7
Expected stock price volatility	24.59%	20.54%	18.95%
Dividend yield	3.03%	4.42%	4.49%

Income Taxes
Income tax expense is the sum of the current year income tax due and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Share
Basic earnings per common share ("EPS") is based on weighted-average common shares outstanding. The weighted-average number of shares used in the computation of basic and diluted earnings per common share includes shares allocated to the ESOP. Diluted EPS further assumes issue of any dilutive potential common shares issuable under stock options. Earnings and dividends per share are restated for stock dividends and splits through the issue date of the financial statements.

Comprehensive Income
Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes the net change in unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are any such matters that may have a material effect on the financial statements.

Cash Restrictions
Cash on hand or on deposit with the Federal Reserve Bank of $1,101,000 and $998,000 was required to meet regulatory reserve and clearing requirements at December 31, 2005 and 2004, respectively. These balances do not earn interest.

Stock Dividends
Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional shares resulting from stock dividends are paid in cash.

Dividend Restrictions
Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid by the Bank to ChoiceOne or by ChoiceOne to its shareholders (see Note 20).

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, which are more fully documented in Note 18 to the consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments
While ChoiceOne's management monitors the revenue streams of various products and services for the Bank, Insurance Agency and Mortgage Company, operations and financial performance are evaluated on a company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated into one reportable operating segment.

Adoption of New Accounting Standards
Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on ChoiceOne's results of operations will depend on the level of future grants and the calculation of the fair value of the options granted at such future dates, as well as the vesting periods provided, and therefore cannot currently be predicted. Existing options outstanding as of December 31, 2005 that will vest after the adoption date are expected to result in additional compensation expense of approximately $17,000 during 2006, $15,000 in 2007, and $10,000 in 2008. There will be no significant effect on ChoiceOne's financial position, as total shareholders' equity will not change.

Reclassifications
Certain amounts presented in prior year consolidated financial statements have been reclassified to conform to the current year's presentation.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 - Securities

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) at December 31 were as follows:
	2005
(Dollars in thousands)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Government and federal agency	$5,435	$-	$(100)
State and municipal	28,003	174	(343)
Mortgage-backed	7,811	2	(178)
Corporate	2,382	-	(55)
Equity securities	581	46	-
Total	$44,212	$222	$(676)

	2004
(Dollars in thousands)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Government and federal agency	$6,875	$5	$(79)
State and municipal	26,768	435	(139)
Mortgage-backed	6,700	17	(49)
Corporate	4,031	5	(29)
Equity securities	539	4	-
Total	$44,913	$466	$(296)

Information regarding sales of securities available for sale follows:

(Dollars in thousands)
	2005	2004	2003
Proceeds from sales of securities	$3,748	$5,615	$2,085
Gross realized gains	9	41	61
Gross realized losses	37	3	-

Contractual maturities of securities available for sale at December 31, 2005 were as follows:

(Dollars in thousands)
Fair Value
Due within one year	$6,216
Due after one year through five years	21,830
Due after five years through ten years	6,426
Due after ten years	1,348
Total debt securities	35,820
Mortgage-backed securities not due at a specific date	7,811
Equity securities	581
Total	$44,212

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Various securities were pledged as collateral for securities sold under agreements to repurchase and as collateral for advances from the Federal Home Loan Bank. The carrying amount of securities pledged as collateral at December 31 was as follows:

(Dollars in thousands)
	2005	2004
Securities pledged for securities sold under agreements to repurchase	$7,139	$6,739
Securities pledged for advances from Federal Home Loan Bank	13,246	8,555
Total securities pledged as collateral	$20,385	$15,294

Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, are as follows:
(Dollars in thousands)	2005

	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agency	$510	$(8)	$2,928	$(92)	$3,438	$(100)
State and municipal	8,990	(124)	8,902	(219)	17,892	(343)
Mortgage-backed	5,153	(91)	1,998	(87)	7,151	(178)
Corporate	-	-	2,382	(55)	2,382	(55)
Total temporarily impaired	$14,653	$(223)	$16,210	$(453)	$30,863	$(676)

(Dollars in thousands)	2004

	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agency	$5,320	$(60)	$1,023	$(19)	$6,343	$(79)
State and municipal	10,700	(110)	476	(29)	11,176	(139)
Mortgage-backed	2,689	(33)	1,081	(16)	3,770	(49)
Corporate	3,005	(29)	-	-	3,005	(29)
Total temporarily impaired	$21,714	$(232)	$2,580	$(64)	$24,294	$(296)

The Company evaluates securities for other-than-temporary impairment at least on a semi-annual basis, and more frequently when economic or market concerns warrant such evaluation. As of December 31, 2005 and 2004, management has determined that no other-than-temporary declines in market value have occurred. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in fair value.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - Loans

The Bank's loan portfolio as of December 31 was as follows:

(Dollars in thousands)
	2005	2004
Commercial and agricultural	$47,642	$41,620
Real estate - commercial	51,453	47,901
Real estate - construction	7,466	6,661
Real estate - residential	67,187	63,846
Consumer	11,820	13,250
Loans, gross	185,568	173,278
Allowance for loan losses	(1,963)	(1,739)
Loans, net	$183,605	$171,539

Note 4 - Mortgage Banking

Activity during the year was as follows:

(Dollars in thousands)
	2005	2004	2003
Loans originated for resale, net of principal payments	$18,757	$12,580	$35,589
Proceeds from loan sales	18,929	12,471	37,302
Net gains on sales of loans held for sale	264	305	807
Loan servicing fees, net of amortization	56	49	(4)

Residential mortgage loans serviced for others are not reported as assets in the accompanying consolidated balance sheets. The principal balances (dollars in thousands) of these loans at December 31 were as follows:
Residential mortgage loans serviced for:	2005	2004
Federal Home Loan Mortgage Corporation	$68,519	$70,016

The Bank maintains custodial escrow balances in connection with these serviced loans; however, such escrows were immaterial at December 31, 2005 and 2004.

Activity for loan servicing rights was as follows:

(Dollars in thousands)
	2005	2004	2003
Balance, beginning of year	$472	$442	$363
Capitalized	109	160	308
Amortization	(136)	(130)	(247)
Changes to valuation allowance	-	-	(18)
Balance, end of year	$445	$472	$442

The fair value of loan servicing rights was $608,000 and $530,000 as of December 31, 2005 and 2004, respectively. Consequently, a valuation allowance was not necessary at year-end 2005 or 2004.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 - Allowance for Loan Losses

Activity in the allowance for loan losses was as follows:

(Dollars in thousands)
	2005	2004	2003
Balance, beginning of year	$1,739	$1,974	$2,211
Provision charged to expense	495	465	400
Recoveries credited to the allowance	128	240	343
Loans charged off	(399)	(940)	(980)
Balance, end of year	$1,963	$1,739	$1,974

Information regarding nonperforming loans for the years ended December 31 follows:

(Dollars in thousands)
	2005	2004
Nonaccrual loans	$934	$795
Loans past due over 90 days still on accrual	32	11
Restructured loans	-	16
Total	$966	$822

Nonperforming loans includes both smaller balance homogenous loans that are collectively evaluated for impairment and loans individually classified as impaired loans. Information regarding impaired loans as of and for the year ended December 31 follows:

(Dollars in thousands)
	2005	2004	2003
Loans with no allowance allocated at year end	$306	$419	$753
Loans with allowance allocated at year end	1,157	247	1,051
Amount of allowance for loan losses allocated at year end	465	105	576
Average balance during the year	968	1,072	2,188
Interest income recognized thereon	48	39	83
Cash-basis interest income recognized	60	25	80

Note 6 - Premises and Equipment

As of December 31, premises and equipment consisted of the following:

(Dollars in thousands)
	2005	2004
Land and land improvements	$1,672	$1,388
Leasehold improvements	42	320
Buildings	5,177	4,348
Furniture and equipment	2,179	2,240
Total cost	9,070	8,296
Accumulated depreciation	(3,474)	(3,390)
Premises and equipment, net	$5,596	$4,906

Depreciation expense was $535,000, $495,000, and $538,000 for 2005, 2004 and 2003, respectively. In September 2004, the Bank sold its Sparta Appletree Office in Sparta, Michigan for a gain of $162,000, of which $105,000 was deferred over a three-year term since part of the office was simultaneously leased back from the purchaser. Also, in September 2004, the Bank opened a new office in Rockford, Michigan. In July 2005, the Bank opened a new office in Comstock Park, Michigan. The Bank's lease on the former Alpine Office location in Comstock Park expired in July 2005.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Bank leases certain branch properties and automated-teller machine locations in its normal course of business. Rent expense totaled $57,000, $40,000, and $40,000 for 2005, 2004 and 2003, respectively. Rent commitments under non-cancelable operating leases were as follows, before considering renewal options that generally are present:

(Dollars in thousands)
2005	$44
2006	43
2007	30
Total	$117

Note 7 - Other Real Estate Owned

Other real estate owned represents residential and commercial properties owned and is reported net of a valuation allowance. Activity within other real estate owned was as follows:

(Dollars in thousands)
	2005	2004
Balance, beginning of year	$981	$1,433
Transfers from loans	688	967
Capitalized improvements or purchased assets	20	401
Sales	(404)	(1,682)
Write-downs	(30)	(138)
Balance, end of year	$1,255	$981

The valuation allowance on other real estate owned totaled $84,000 and $54,000 at year-end 2005 and 2004, respectively.

Note 8 - Deposits

Scheduled maturities of certificates of deposit at December 31 were as follows:

(Dollars in thousands)
2006	$65,583
2007	21,270
2008	2,738
2009	3,861
2010	4,471
Total	$97,923

The Bank had certificates of deposit issued in denominations of $100,000 or greater totaling $54.5 million and $42.3 million at December 31, 2005 and 2004, respectively. The Bank had brokered certificates of deposit totaling $36.5 million at December 31, 2005 compared to $33.7 million at December 31, 2004. As of December 31, 2005, the weighted average interest rate on these brokered certificates of deposit was 3.52% with maturities ranging from January 2006 to November 2008.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 - Repurchase Agreements

Repurchase agreements are advances by customers that are not covered by federal deposit insurance. These agreements are direct obligations of the Bank and are secured by securities held in safekeeping at a correspondent bank. Information regarding repurchase agreements follows:

(Dollars in thousands)
	2005	2004
Outstanding balance at December 31	$7,139	$6,338
Average interest rate at December 31	2.11%	1.62%
Average balance during the year	$6,215	$5,051
Average interest rate during the year	2.05%	1.45%
Maximum month end balance during the year	$7,139	$6,767

Note 10 - Federal Home Loan Bank Advances

At December 31, advances from the Federal Home Loan Bank were as follows:

(Dollars in thousands)
	2005	2004
Maturities ranging from January 2006 to December 2008, fixed interest rates ranging from 2.15% to 4.90%, with an average rate of 3.37%	$20,750	$25,250

Maturity of February 2006, floating interest rate, with an average rate of 4.20%	6,000	-

Maturities of June 2006, floating interest rates, with an average rate of 4.18%	4,000	-

Maturities ranging from March 2005 to May 2005, floating interest rates, with an average rate of 1.95%	-	9,000

Total advances outstanding at year-end	$30,750	$34,250

Penalties are charged on fixed rate advances that are paid prior to maturity. The Bank prepaid $3 million of fixed rate advances incurring a prepayment penalty of $156,000 in 2003. No fixed rate advances were paid prior to maturity in 2005 or 2004.

Advances are secured by both residential real estate loans and U.S. Government agency securities with a carrying value of approximately $55.6 million and $52.5 million at December 31, 2005 and 2004, respectively. Based on this collateral, the Bank was eligible to borrow an additional $13.2 million at year-end 2005.

The scheduled maturities of advances from the Federal Home Loan Bank at December 31, 2005 are as follows:

(Dollars in thousands)
2006	$21,750
2007	5,000
2008	4,000
Total	$30,750

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 - Income Taxes

Information as of December 31 and for the year follows:

(Dollars in thousands)
	2005	2004	2003
Provision for Income Taxes
Current federal income tax expense	$783	$456	$693
Deferred federal income tax expense (benefit)	(3)	239	22
Income tax expense	$780	$695	$715

Reconciliation of Income Tax Provision to Statutory Rate
Income tax computed at statutory federal rate of 34%	$1,002	$867	$957
Tax exempt interest income	(245)	(203)	(160)
Tax exempt earnings on bank-owned life insurance	(30)	-	-
Adjustment of federal tax contingent liability	-	-	(113)
Nondeductible interest expense	32	17	14
Other items	21	14	17
Income tax expense	$780	$695	$715

Effective income tax rate	26%	27%	25%

Components of Deferred Tax Assets and Liabilities	2005	2004
Deferred tax assets:
Allowance for loan losses	$421	$356
Unrealized losses on securities available for sale	154	-
Postretirement benefits obligation	80	71
Deferred loan costs	20	36
Write downs on other real estate owned	51	41
Other	34	59
Total deferred tax assets	760	563

Deferred tax liabilities:
Depreciation	264	137
Loan servicing rights	149	160
Unrealized gains on securities available for sale	-	58
Stock dividends from Federal Home Loan Bank stock	88	70
Investment in West Shore Computer Services	46	48
Prepaid expenses	50	34
Other	20	18
Total deferred tax liabilities	617	525
Net deferred tax assets	$143	$38

A valuation allowance related to deferred taxes is recognized when it is considered more likely than not that part or all of the deferred tax benefits will not be realized. Management has determined that no such allowance was required at December 31, 2005 and 2004.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 - Related Party Transactions

Loans to executive officers, directors and their affiliates were as follows at December 31:

(Dollars in thousands)
	2005	2004
Balance, beginning of year	$2,625	$3,018
New loans	992	719
Repayments	(360)	(816)
Effect of changes in related parties	-	(296)
Balance, end of year	$3,257	$2,625

Deposits from executive officers, directors, and their affiliates were $4.5 million and $5.0 million at December 31, 2005 and 2004, respectively.

In 2004, the Bank sold its Sparta Appletree Office to an affiliate of a member of ChoiceOne's Board of Directors. The building and other related fixed assets were sold for a net gain of $162,000. Half of the building is being leased back from the same affiliate of the Board member for a three-year term. An independent appraiser determined the market value of the building.

Note 13 - Employee Benefit Plans

401(k) Plan:
The 401(k) plan allows employee contributions of up to 15% of their compensation. Matching company contributions to the plan are discretionary. Expense of this plan was $95,000, $65,000 and $45,000 in 2005, 2004 and 2003, respectively.

Employee Stock Ownership Plan:
Employees participate in an Employee Stock Ownership Plan (the "ESOP"). In 2000, the ESOP borrowed $91,000 from the Bank and used the funds to acquire 5,355 shares of ChoiceOne common stock at $16.93 per share. These amounts have been adjusted for stock splits and dividends. ChoiceOne makes discretionary contributions to the ESOP, as well as paying dividends on unallocated shares to the ESOP, and the ESOP uses funds it receives to repay the loan. As loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase the participant accounts.

Participants become fully vested upon completion of six years of qualifying service. Participants receive the shares at the end of employment. A participant may require stock received to be repurchased unless the stock is traded on an established market. ChoiceOne contributed $12,000, $23,000 and $23,000 to the ESOP during 2005, 2004 and 2003, respectively. Expense for 2005, 2004, and 2003, was $6,000, $18,000, and $14,000, respectively.

Shares held by the ESOP were as follows:

(Dollars in thousands)
	2005	2004	2003
Shares allocated to participants	5,355	4,820	3,749
Shares unallocated	-	535	1,606
Total shares of ChoiceOne stock held by ESOP	5,355	5,355	5,355

Fair value of unallocated shares as of December 31	$-	$12	$26

Fair value of allocated shares subject to repurchase obligation	$99	$106	$59

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Postretirement Benefits Plan:
ChoiceOne maintains an unfunded, noncontributory postretirement health care plan that covers active and retired employees and their dependents upon retirement from ChoiceOne. Information about the postretirement benefits plan follows:

(Dollars in thousands)
	2005	2004
Change in accumulated benefit obligation:
Accumulated benefit obligation, beginning of year	$155	$146
Service cost	24	26
Interest cost	9	9
Actuarial gain	(11)	(22)
Benefits paid	(4)	(4)
Accumulated benefit obligation, end of year	173	155

Funded status (plan assets less benefit obligation)	(173)	(155)
Unrecognized net actuarial gain	(62)	(55)
Unrecognized prior service cost	-	-

Accrued benefit cost at December 31	$(235)	$(210)

Assumptions used to determine net periodic cost and benefit obligations:
Discount rate	5.5%	6.0%
Health care cost trend rate assumed for subsequent year	8%	8%
Rate that the cost trend rate gradually declines to	6%	6%
Year that the rate reaches the rate it is assumed to remain at	2008	2007

The following benefit payments, which reflect future service, are expected in the years indicated below:

(Dollars in thousands)
2006	$2
2007	4
2008	7
2009	9
2010	14
2011 through 2015	124

Deferred Compensation Plan:
A deferred compensation plan covers one former executive officer. Under the plan, ChoiceOne pays this individual the amount of compensation deferred plus interest over 10 years beginning with the individual's termination of service. A liability has been accrued for the obligation under this plan. ChoiceOne incurred deferred compensation plan expense of $1,000, $1,000, and $2,000 in 2005, 2004, and 2003, respectively, which resulted in a deferred compensation liability of $12,000 and $37,000 as of December 31, 2005 and 2004, respectively. ChoiceOne has purchased life insurance on the participant. The cash surrender value of such insurance was $162,000 and $159,000 at December 31, 2005 and 2004, respectively.

Note 14 - Stock Options

Options to buy stock are granted to key employees under an incentive stock option plan to provide them with an additional equity interest in ChoiceOne. The plan provides for issuance of up to 113,155 options. The exercise price is the market price at the date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is 10 years and options vest over 3 years. At December 31, 2005, there were 89,441 options available for future grants.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the activity in the plan is as follows:
	2005		2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding, beginning of year	16,259	$ 14.65	25,713	$ 12.87	21,329	$ 12.68
Options granted	7,875	21.43	7,140	16.31	5,145	13.70
Options exercised	-	-	(323)	13.79	-	-
Options forfeited or expired	(420)	18.87	(16,271)	12.61	(761)	13.22
Options outstanding, end of year	23,714	$ 16.82	16,259	$ 14.65	25,713	$ 12.87

Options exercisable at December 31	13,424	$ 15.26	7,548	$ 14.66	19,599	$ 13.31

Weighted average fair value of options granted during year	$ 5.10		$ 2.90		$ 1.75

The range of prices for options outstanding and exercisable at the end of 2005 ranged from $13.04 to $21.43 per share. The weighted average remaining contractual life of options outstanding and exercisable at the end of 2005 was approximately 7.8 years. The numbers of options, weighted average exercise prices, and fair value of options granted have been adjusted for all stock dividends and splits.

Note 15 - Earnings Per Share

(Dollars in thousands, except per share)
	2005	2004	2003
Basic
Net income	$2,166	$1,854	$2,101

Weighted average common shares outstanding	1,647,264	1,643,692	1,632,329

Basic earnings per common share	$1.31	$1.13	$1.29

	2005	2004	2003
Diluted
Net income	$2,166	$1,854	$2,101

Weighted average common shares outstanding	1,647,264	1,643,692	1,632,329
Plus: dilutive effect of assumed exercises of stock options	4,194	3,995	2,768
Average shares and dilutive potential common shares	1,651,458	1,647,687	1,635,097

Diluted earnings per common share	$1.31	$1.13	$1.29

Weighted average common shares have been adjusted for the stock dividend in 2005. As of December 31, 2005, there were 7,875 stock options considered to be anti-dilutive to earnings per share and thus have been excluded from the calculation above. There were no stock options considered to be anti-dilutive to earnings per share as of December 31, 2004 or 2003, respectively.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 - Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes follows:

(Dollars in thousands)
	2005	2004	2003
Unrealized holding gains (losses) on available for sale securities	$(652)	$(574)	$29
Less: reclassification adjustments for gains (losses) included in net income	(28)	38	61
Net unrealized gains (losses)	(624)	(612)	(32)
Tax effect	213	208	11
Total other comprehensive income (loss)	$(411)	$(404)	$(21)

Note 17 - Condensed Financial Statements of Parent Company

Condensed Balance Sheets
(Dollars in thousands)	December 31,
	2005	2004
Assets
Cash	$128	$145
Securities available for sale	512	526
Other assets	54	60
Investment in ChoiceOne Bank	21,125	20,451
Total assets	$21,819	$21,182

Liabilities
Mandatory redeemable shares under ESOP, at fair value	$99	$106
Other liabilities	3	7
Total liabilities	102	113

Shareholders' equity	21,717	21,069
Total liabilities and shareholders' equity	$21,819	$21,182

Condensed Statements of Income
(Dollars in thousands)	Years Ended December 31,
	2005	2004	2003
Dividends from ChoiceOne Bank	$1,160	$1,599	$973
Gains on sales of securities	-	-	23
Interest and dividends from other securities	20	9	-
Total income	1,180	1,608	996
Other expenses	113	124	96
Income before income tax and equity in undistributed net
income of subsidiary	1,067	1,484	900
Income tax benefit	32	32	26
Income before equity in undistributed net income of subsidiary	1,099	1,516	926
Equity in undistributed net income of subsidiary	1,067	338	1,175
Net income	$2,166	$1,854	$2,101

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows
(Dollars in thousands)	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$2,166	$1,854	$2,101
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiary	(1,067)	(338)	(1,175)
Gains on sales of securities	-	-	(23)
Changes in other assets	6	21	7
Changes in other liabilities	2	3	(85)
Net cash from operating activities	1,107	1,540	825

Cash flows from investing activities:
Purchases of securities	-	(513)	-
Proceeds from sales of securities	-	-	31
Net cash from (used in) investing activities	-	(513)	31

Cash flows from financing activities:
Issuance of common stock	307	260	218
Repurchase of common stock	(322)	(118)	(22)
Cash dividends paid	(1,109)	(1,065)	(1,059)
Net cash used in financing activities	(1,124)	(923)	(863)

Net change in cash and cash equivalents	(17)	104	(7)
Beginning cash and cash equivalents	145	41	48
Ending cash and cash equivalents	$128	$145	$41

Note 18 - Financial Instruments

Financial instruments as of December 31 were as follows:
(Dollars in thousands)	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and due from banks	$4,990	$4,990	$3,619	$3,619
Securities available for sale	44,212	44,212	44,913	44,913
Federal Home Loan Bank and Federal Reserve Bank stock	2,999	2,999	2,945	2,945
Loans held for sale	264	264	281	281
Loans, net	183,605	184,872	171,539	172,539

Liabilities:
Demand, savings and money market deposits	(84,189)	(84,189)	(86,083)	(86,083)
Time deposits	(97,923)	(97,044)	(80,983)	(81,159)
Repurchase agreements	(7,139)	(7,139)	(6,338)	(6,338)
Federal funds purchased	(4,399)	(4,399)	(1,281)	(1,281)
Advances from Federal Home Loan Bank	(30,750)	(30,573)	(34,250)	(34,147)

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The estimated fair values approximate the carrying amounts for all assets and liabilities except those described later in this paragraph. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on the rates charged at December 31 for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair values for time deposits and FHLB advances are based on the rates paid at December 31 for new deposits or FHLB advances, applied until maturity. The estimated fair values for other financial instruments and off-balance sheet loan commitments are considered nominal.

Note 19 - Off-Balance Sheet Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customers' financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at December 31:
(Dollars in thousands)	2005		2004
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit and letters of credit	$5,532	$22,264	$3,711	$25,978
Commitments to fund loans (at market rates)	3,417	1,651	3,185	4,379

Commitments to fund loans are generally made for periods of 180 days or less. The fixed rate loan commitments have interest rates ranging from 5.75% to 8.25% and maturities ranging from 6 years to 30 years.

Note 20 - Regulatory Capital

ChoiceOne Financial Services, Inc. and ChoiceOne Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and plans for capital restoration are required. At year-end 2005 and 2004, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' categories.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Actual capital levels and minimum required levels were as follows:
(Dollars in thousands)	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2005
Total capital (to risk weighted assets)
Consolidated	$23,999	13.1%	$14,684	8.0%	$	N/A	N/A	%
Bank	23,408	12.8	14,671	8.0		18,339	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	22,016	12.0	7,342	4.0		N/A	N/A
Bank	21,424	11.7	7,336	4.0		11,004	6.0
Tier 1 capital (to average assets)
Consolidated	22,016	9.0	9,748	4.0		N/A	N/A
Bank	21,424	8.8	9,748	4.0		12,184	5.0

(Dollars in thousands)	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2004
Total capital (to risk weighted assets)
Consolidated	$22,644	13.4%	$13,564	8.0%	$	N/A	N/A	%
Bank	22,026	13.0	13,551	8.0		16,939	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	20,905	12.3	6,782	4.0		N/A	N/A
Bank	20,287	12.0	6,776	4.0		10,163	6.0
Tier 1 capital (to average assets)
Consolidated	20,905	9.1	9,231	4.0		N/A	N/A
Bank	20,287	8.8	9,231	4.0		11,539	5.0

Banking regulations limit capital distributions by state-chartered banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At December 31, 2005, approximately $2.6 million was available for ChoiceOne Bank to pay dividends to ChoiceOne Financial Services, Inc. ChoiceOne's ability to pay dividends to shareholders is dependent on the Bank, which is restricted by state law and regulations. These regulations pose no practical restrictions to paying dividends at historical levels.

ChoiceOne Financial Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21 - Quarterly Financial Data (Unaudited)
(Dollars in thousands)				Earnings Per Share *
	Interest Income	Net Interest Income	Net Income	Basic	Fully Diluted
2005
First Quarter	$3,085	$1,978	$515	$0.31	$0.31
Second Quarter	3,258	2,001	546	0.33	0.33
Third Quarter	3,448	2,071	570	0.35	0.35
Fourth Quarter	3,533	1,995	535	0.32	0.32

2004
First Quarter	$2,874	$1,910	$512	$0.31	$0.31
Second Quarter	2,845	1,862	404	0.25	0.25
Third Quarter	2,920	1,879	417	0.25	0.25
Fourth Quarter	3,100	2,021	521	0.32	0.32

*  Per share amounts are retroactively adjusted for the effect of the stock dividend in May 2005.

INFORMATION ABOUT VALLEY RIDGE FINANCIAL CORP.

Business

General

          Valley Ridge is a Michigan bank holding corporation with its headquarters in Kent City, Michigan. Valley Ridge was formed on May 20, 1988. Valley Ridge is the parent company of Valley Ridge Bank, a Michigan banking corporation. Valley Ridge Bank is Valley Ridge's only subsidiary. Valley Ridge Bank also owns a 20% interest in a non-banking corporation, West Shore Computer Services, Inc., a data processing firm, and owns 100% of the outstanding shares of Valley Ridge Mortgage Company, a mortgage company that also holds a 10.26% interest in a title company, Valley Ridge Realty, Inc., a shell corporation formerly operated as a real estate brokerage company, Valley Ridge Financial Services, Inc., an insurance agency and 1423 West Main LLC, a limited liability company that owns a parcel of real estate.

          Valley Ridge and Valley Ridge Bank are engaged in the business of commercial banking and other related activities. Valley Ridge Bank is a full service bank offering customary commercial banking services, which include commercial, agricultural, residential mortgage, real estate mortgage, small business and a variety of installment consumer loans, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated transaction machine services, money transfer services, and safe deposit facilities. No material part of the business of Valley Ridge and Valley Ridge Bank is dependent upon a single customer or very few customers, the loss of which would have a materially adverse effect on Valley Ridge.

          Valley Ridge Bank's loan portfolio balances at June 30, 2006, consisted of commercial loans at 58.5%, real estate mortgage loans at 34.3%, and consumer loans at 7.2%. The risks associated with the loan portfolio are typical for the industry and these risks include nonpayment of loan principal and interest, interest rate fluctuations and loss of and decline in value of collateral. In addition, agricultural loans are subject to the additional risk of the effects of adverse weather and economic conditions.

          The principal markets for Valley Ridge's financial services are presently the Michigan communities in which Valley Ridge Bank's offices are located and the areas immediately surrounding those communities. Valley Ridge and Valley Ridge Bank serve these markets through nine offices located in Kent City, Coopersville, Fremont, Grant, Muskegon, Newaygo, Ravenna, Sparta and White Cloud, Michigan. This diversification allows Valley Ridge Bank to spread some of its market risk over a wider area and not be subject to downturns in any specific community. Within this market area, Valley Ridge Bank competes with various banks, savings and loan associations and credit unions. Valley Ridge Bank is the only bank with offices in Kent City and Grant, Michigan. Other banks and financial institutions have offices in some of the towns where Valley Ridge Bank's branches are located. Valley Ridge and Valley Ridge Bank have no material foreign assets or income.

          For a general description of competition among banks and bank holding companies in Michigan and the supervision and regulation to which banks and bank holding companies are subject, see "The Business of Banking."

          Valley Ridge and Valley Ridge Bank employed approximately 95 persons (81 persons on a full-time equivalent basis) at June 30, 2006.

          In addition to the statistical information set forth below, additional statistical information describing the business of Valley Ridge appears in "Management's Discussion and Analysis or Plan of Operation" in this Prospectus and Proxy Statement an din the Valley Ridge consolidated financial statements.

Securities Portfolio

          The book value of securities categorized by type at December 31 was as follows:

(Dollars in thousands)
	2005	2004	2003
U.S. Government and federal agency	$8,103	$5,724	$7,031
State and municipal	9,850	8,874	9,542
Mortgage-backed	20,459	24,691	29,868
Total	$38,412	$39,289	$46,441

          Valley Ridge did not hold investment securities from any one issuer at December 31, 2005, that were greater than 10% of Valley Ridge's shareholders' equity, exclusive of U.S. Government and U.S. Government agency securities.

          Presented below is the fair value of securities as of December 31, 2005 and 2004, a schedule of maturities of securities as of December 31, 2005, and the weighted average yields of securities as of December 31, 2005.

(Dollars in thousands)
	Securities maturing within:
	Less than 1 Year	1 Year - 5 Years	5 Years - 10 Years	More than 10 Years	Fair Value at Dec. 31, 2005	Fair Value at Dec. 31, 2004
U.S. Government and
federal agency	$-	$4,184	$3,919	$-	$8,103	$5,724
State and municipal	1,832	4,762	2,284	972	9,850	8,874
Mortgage-backed securities	192	17,208	619	2,440	20,459	24,691
Total securities	$2,024	$26,154	$6,822	$3,412	$38,412	$39,289

	Weighted average yields
U.S. Government and
federal agency	-%	4.20%	4.50%	-%	4.34%
State and municipal (1)	6.77	7.00	7.15	7.39	7.04
Mortgage-backed securities	6.33	3.80	3.21	4.32	3.90

(1)	The yield is computed on a fully tax-equivalent basis at an incremental tax rate of 34%.

Loan Portfolio

          Valley Ridge Bank's loan portfolio categorized by loan type (excluding loans held for sale) as of December 31 is presented below.

(Dollars in thousands)
	2005	2004	2003	2002	2001
Commercial and agricultural	$27,367	$24,202	$20,651	$25,589	$26,260
Real estate - commercial	61,490	56,135	55,393	45,021	36,933
Real estate - construction	5,214	2,662	2,981	2,810	2,826
Real estate - residential	46,514	41,908	33,317	36,531	41,221
Consumer	10,087	9,610	9,696	12,754	15,341
Total loans, gross	$150,673	$134,517	$122,038	$122,705	$122,581

Maturities and Sensitivities of Loans to Changes in Interest Rates

          The following schedule presents the maturities of loans (excluding residential real estate and consumer loans) as of December 31, 2005. All loans over one year in maturity (excluding residential real estate and consumer loans) are also presented classified according to the sensitivity to changes in interest rates as of December 31, 2005.

(Dollars in thousands)
Loan Type	Less than 1 Year	1 Year - 5 Years	More than 5 Years	Total
Commercial, agricultural, and real estate - commercial	$32,694	$50,830	$5,333	$88,857
Real estate - construction	5,214	-	-	5,214
Totals	$37,908	$50,830	$5,333	$94,071

Loan Sensitivity to Changes in Interest Rates	Less than 1 Year	1 Year - 5 Years	More than 5 Years	Total
Loans with fixed interest rates	$20,310	$50,830	$5,333	$76,473
Loans with floating or adjustable interest rates	17,598	-	-	17,598
Totals	$37,908	$50,830	$5,333	$94,071

(1)

Loan maturities are classified according to the contractual maturity date or the anticipated amortization period, whichever is appropriate. The anticipated amortization period is used in the case of loans where a balloon payment is due before the end of the loan's normal amortization period. At the time the balloon payment is due, the loan can either be rewritten or payment in full can be requested. The decision regarding whether the loan will be rewritten or a payment in full will be requested will be based upon the loan's payment history, the borrower's current financial condition, and other relevant factors.

Risk Elements

          The following loans were classified as nonperforming as of December 31:

(Dollars in thousands)
	2005	2004	2003	2002	2001
Loans accounted for on a non-accrual basis	$ 475	$ 174	$ 166	$ 425	$ 440
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	-	55	298	27	113
Totals	$ 475	$ 229	$ 464	$ 452	$ 553

          A loan is placed on nonaccrual status at the point in time at which the collectibility of principal or interest is considered doubtful. There were no loans outstanding during this 5 year period that were considered to be restructured loans. The gross interest income that would have been recorded if the loans had been current and the amount of interest income from these loans included in net income was immaterial for all of the five year periods ended December 31, 2005, 2004, 2003, 2002 and 2001.

Potential Problem Loans

          At December 31, 2005, there were $4.6 million of loans not disclosed above where some concern existed as to the borrowers' abilities to comply with original loan terms. A specific loss allocation of $1.17 million from Valley Ridge Bank's allowance for loan losses had been allocated for nonperforming and potential problem loans as of December 31, 2005. However, the entire allowance for loan losses is also available for these potential problem loans.

Loan Concentrations

          As of December 31, 2005, there was no concentration of loans exceeding 10% of total loans that is not otherwise disclosed as a category of loans in the loan portfolio listing in Note 3 to the Valley Ridge annual consolidated financial statements included in this Prospectus and Proxy Statement.

Other Interest-Bearing Assets

          Other than $5.6 million cash surrender value life insurance policies outstanding, there were no other interest-bearing assets requiring disclosure if such assets were loans as of December 31, 2005. Due to the nature of the asset, it is considered to have a maturity of less than one year.

Summary of Loan Loss Experience

          The following schedule presents a summary of activity in the allowance for loan losses for the periods shown and the percentage of net charge-offs during each period to average gross loans outstanding during the period.

(Dollars in thousands)
	2005	2004	2003	2002	2001

Balance at January 1	$1,657	$1,749	$1,632	$1,239	$1,625

Charge-offs:
Commercial and agricultural	49	-	63	31	963
Real estate - residential	35	89	33	39	27
Consumer	64	79	161	138	135
Total charge-offs	148	168	257	208	1,125

Recoveries:
Commercial and agricultural	6	-	144	260	49
Real estate - residential	4	9	17	-	-
Consumer	35	67	33	6	10
Total recoveries	45	76	194	266	59

Net (charge-offs) recoveries	(103)	(92)	(63)	58	(1,066)

Additions charged to operations (1)	120	-	180	335	680

Balance at December 31	$1,674	$1,657	$1,749	$1,632	$1,239

Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.07%	0.07%	0.05%	(0.05%)	0.88%

(1)

Additions to the allowance for loan losses charged to operations during the periods shown were based on management's judgment after considering factors such as loan loss experience, evaluation of the loan portfolio, and prevailing and anticipated economic conditions. The evaluation of the loan portfolio is based upon various risk factors such as the financial condition of the borrower, the value of collateral and other considerations, which, in the opinion of management, deserve current recognition in estimating loan losses.

          The following schedule presents an allocation of the allowance for loan losses to the various loan categories as of the years ended December 31.

(Dollars in thousands)
	2005	2004	2003	2002	2001
Commercial and agricultural	$1,375	$1,235	$1,295	$1,009	$766
Real estate - residential	107	115	77	133	101
Consumer	80	103	182	348	264
Unallocated	112	204	195	142	108
Total allowance	$1,674	$1,657	$1,749	$1,632	$1,239

          The increase from 2004 to 2005 in the allocation to commercial and agricultural was primarily based upon portfolio growth of 11%. Specific loss allocations are based upon either a discounted collateral amount or the net present value of future expected cashflows from borrowers.

          During 2005, Valley Ridge Bank continued to experience overall minimal net loans charged off ($103,000) in comparison to the loan portfolio. Management periodically reviews the assumptions, loss ratios and delinquency trends in estimating the appropriate level of its allowance for loan losses and believes the unallocated portion of the total allowance is sufficient at December 31, 2005.

          The following schedule presents the stratification of the loan portfolio by category, based on the amount of loans outstanding as a percentage of total loans for the respective years ended December 31.
	2005	2004	2003	2002	2001
Commercial and agricultural	18%	18%	17%	21%	21%
Real estate - commercial	41	42	45	37	30
Real estate - construction	3	2	2	2	2
Real estate - residential	31	31	28	30	34
Consumer	7	7	8	10	13
Total	100%	100%	100%	100%	100%

Deposits

          The following schedule presents the average deposit balances by category and the average rates paid thereon for the respective years.

(Dollars in thousands)
	2005		2004		2003
Noninterest-bearing demand	$30,774	-	$28,762	-	$27,105	-
Interest-bearing demand	16,040	0.32%	17,902	0.32%	15,515	0.49%
Savings	44,561	1.00%	43,138	0.56%	38,230	0.76%
Certificates of deposit	64,237	3.71%	64,584	3.50%	66,251	3.65%
Total	$155,612	1.85%	$154,386	1.66%	$147,101	1.89%

          The following table illustrates the maturities of certificates of deposits issued in denominations of $100,000 or more as of December 31, 2005.

(Dollars in thousands)
Maturing in less than 3 months	$781
Maturing in 3 to 6 months	1,807
Maturing in 6 to 12 months	3,925
Maturing in more than 12 months	9,431
Total	$15,944

Short-Term Borrowings

          Federal funds purchased by Valley Ridge are unsecured overnight borrowings from correspondent banks. Federal funds purchased are due the next business day. The table below provides additional information regarding these short-term borrowings:

(Dollars in thousands)
	2005	2004	2003
Outstanding balance at December 31	$-	$-	$-
Average interest rate at December 31	-%	-%	-%
Average balance during the year	$878	$381	$-
Average interest rate during the year	3.19%	1.31%	-%
Maximum month end balance during the year	$5,800	$4,300	$-

          Repurchase agreements are advances by Valley Ridge Bank customers that are not covered by federal deposit insurance. These agreements are direct obligations of Valley Ridge and are secured by securities held in safekeeping at a correspondent bank. The table below provides additional information regarding these short-term borrowings:

(Dollars in thousands)
	2005	2004	2003
Outstanding balance at December 31	$10,379	$6,709	$2,320
Average interest rate at December 31	2.78%	1.64%	0.70%
Average balance during the year	$4,094	$3,206	$4,233
Average interest rate during the year	2.15%	0.96%	0.80%
Maximum month end balance during the year	$10,379	$6,709	$7,353

          Advances from the FHLB with original repayment terms less than one year are considered short-term borrowings for Valley Ridge. These advances are secured by residential real estate mortgage loans and U.S. government agency mortgage backed securities. The advances have maturities ranging from 1 month to 11 months from date of issue. The table below provides additional information regarding these short-term borrowings:

(Dollars in thousands)
	2005	2004	2003
Outstanding balance at December 31	$5,000	$-	$-
Average interest rate at December 31	4.67%	-%	-%
Average balance during the year	$164	$-	$-
Average interest rate during the year	4.67%	-%	-%
Maximum month end balance during the year	$5,000	$-	$-

          There were no other categories of short-term borrowings whose average balance outstanding exceeded 30% of shareholders' equity in 2005, 2004, or 2003.

Return on Equity and Assets

          The following schedule presents Valley Ridge's ratios for the years ended December 31:
	2005	2004	2003
Return on assets (net income divided by average total assets)	1.07%	1.03%	1.08%

Return on equity (net income divided by average equity)	10.58%	10.40%	10.61%

Dividend payout ratio (dividends declared per share divided by net income per share)	44.58%	42.47%	36.43%

Equity to assets ratio (average equity divided by average total assets)	10.11%	9.92%	10.22%

Properties

          Valley Ridge maintains its offices and conducts its business operations from the principal banking office of Valley Ridge Bank in Kent City, Michigan. Valley Ridge Bank's principal office is located at 450 West Muskegon, Kent City, Michigan. These premises encompass approximately 24,000 square feet, most of which is occupied by Valley Ridge Bank and Valley Ridge. Valley Ridge also owns a vacant lot located in an industrial park in Coopersville, Michigan.

          Valley Ridge Bank or its wholly-owned subsidiaries own the premises occupied by branch offices at the following addresses, all of which are in Michigan: 10 West Main Street, Grant (4,051 square feet), the corner of M-37 and M-82, Newaygo (1,450 square feet), 661 West Randall Road, Coopersville (1,950 square feet); 3069 Slocum Road, Ravenna (3,300 square feet); 5475 Apple Avenue, Muskegon (3,300 square feet); 11 South State Street, Sparta (1,040 square feet); and 1423 West Main LLC, owns a bank office at 1423 West Main Street, Fremont (1,600 square feet). The Bank leases its office at 47 South Charles Street, White Cloud, Michigan (approximately 500 square feet). Valley Ridge believes all of its and Valley Ridge Bank's properties are in good condition and repair and are adequately covered by insurance.

          As part of its business, the Valley Ridge Bank and its subsidiaries generate all types of mortgages. Valley Ridge Bank occasionally purchases mortgages as part of its business, but typically relies on its ability to generate mortgages for most purposes.

Legal Proceedings

          From time to time, Valley Ridge Bank is party, as plaintiff or as defendant, to legal proceedings in the normal course of operations. No pending litigation is considered material at this time.

Market for Common Stock and Dividends

          Market Information and Holders. There is no established public trading market for Valley Ridge Common Stock. Transactions in Valley Ridge Common Stock are occasionally effected by individuals on an informal basis. Some transactions are effected through the involvement of local brokerage firms. The prices at which such transactions are effected are only occasionally reported to Valley Ridge. At the date of this Prospectus and Proxy Statement, there were no outstanding options or warrants to purchase, or securities convertible into, shares of Valley Ridge Common Stock, except for outstanding stock options to purchase 1,669 shares. At the date of this Prospectus and Proxy Statement, Valley Ridge has not agreed to register under the Securities Act any securities for sale by security holders and Rule 144 issued pursuant to such act is not available for sales of Valley Ridge Common Stock by Valley Ridge shareholders. As of August 25, 2006, there were 282 record holders of shares of Valley Ridge Common Stock.

          Dividends. Valley Ridge has paid regular cash dividends every quarter since July 31, 1987. The following table summarizes cash dividends declared per share of Valley Ridge Common Stock during 2006, 2005 and 2004 (adjusted for stock splits):
Quarter	2006	2005	2004
1st Quarter	$1.35	$1.30	$1.10
2nd Quarter	1.35	1.30	1.15
3rd Quarter		1.30	1.20
4th Quarter		1.30	1.20

          Holders of Valley Ridge Common Stock are entitled to receive dividends when, as and if declared by Valley Ridge's board of directors out of funds legally available for that purpose. The earnings of Valley Ridge are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting Valley Ridge. Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay to its parent company. These restrictions are not expected to prohibit Valley Ridge from continuing its normal dividend policy. Pursuant to the Plan of Merger, Valley Ridge has agreed that it will not declare or pay dividends prior to consummation of the Merger except in accordance with historical practices.

Management's Discussion and Analysis or Plan of Operation

          The following discussion is designed to provide a review of the consolidated financial condition and results of operations of Valley Ridge Financial Corp. and its wholly-owned subsidiary, Valley Ridge Bank. Valley Ridge Bank owns all of the outstanding common stock of its three subsidiaries, Valley Ridge Realty, Valley Ridge Mortgage Company and Valley Ridge Financial Services, Inc. This discussion should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

          This discussion and other sections of this document contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and Valley Ridge Financial Corp. itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "may," "could," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements.

          Risk factors include, but are not limited to, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior as well as their ability to repay loans; changes in the local and national economies; and various other local and global uncertainties such as acts of terrorism and military actions. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

RESULTS OF OPERATIONS-SIX MONTHS ENDED JUNE 30, 2006

Summary
          Net income increased $34,000 or 3.88% as of June 30, 2006 compared to the same period in 2005. The increase in net income was primarily due to the increase in net interest income relative to the growth in interest-earning assets.

          Net interest income increased for the six months ended June 30, 2006 compared to the same period in 2005 due to a growth in Valley Ridge Bank's earning assets, primarily within the loan portfolio. Average earning assets have increased to $197.5 million as of June 30, 2006 as compared to $183.6 million as of June 30, 2005, for an overall increase of 7.52% during that time period. Noninterest income increased in the first six months of 2006 due primarily to increased service charges related to customer deposits. Noninterest expense rose due to higher payroll costs, professional fees, data processing fees, and advertising and promotional expenses in the first six months of 2006 compared to the same period one year prior.

          The return on average assets was 0.85% for the six months of 2006, compared to 0.88% for the same period one year ago. The return on average shareholders' equity was 8.66% for the first half of 2006, compared to 8.73% for the first half of 2005.

Dividends
          Cash dividends of $498,000 or $2.70 per common share were declared in the first six months of 2006, compared to $470,000 or $2.60 per common share in the first six months of 2005. The cash dividend payout percentage was 55% in 2006, compared to 54% in 2005.

Interest Income and Expense
          Tables 1 and 2 on the following pages provide information regarding interest income and expense for the six-month periods ended June 30, 2006 and 2005, respectively. Table 1 documents Valley Ridge's average balances and interest income and expense, as well as the average rates earned or paid on assets and liabilities. Table 2 documents the effect on interest income and expense of changes in volume (average balance) and interest rates. These tables are referred to in the discussion of interest income, interest expense and net interest income.

Table 1 - Average Balances and Tax-Equivalent Interest Rates
(Dollars in thousands)	Six Months Ended June 30,
	2006			2005
	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets:
Loans (1) (4)	$151,122	$5,492	7.27%	$137,560	$4,679	6.80%
Taxable securities (2) (3)	29,342	625	4.26	33,811	619	3.66
Nontaxable securities (1)	9,654	345	7.15	9,433	336	7.12
Other	7,346	171	4.66	2,844	34	2.39
Interest-earning assets	197,464	6,633	6.72	183,648	5,668	6.17
Noninterest-earning assets	16,593			15,151
Total assets	$214,057			$198,799

Liabilities and Shareholders' Equity:
Interest-bearing demand deposits	$15,075	30	0.40%	$16,736	26	0.31%
Savings deposits	44,225	275	1.24	44,057	151	0.69
Time deposits	76,193	1,575	4.13	62,932	1,124	3.57
Advances from Federal Home Loan Bank	16,500	435	5.27	17,478	425	4.86
Other	5,157	81	3.14	5,534	56	2.02
Interest-bearing liabilities	157,150	2,396	3.05	146,737	1,782	2.43
Noninterest-bearing demand deposits	32,990			29,801
Other noninterest-bearing liabilities	2,910			2,198
Shareholders' equity	21,007			20,063
Total liabilities and shareholders' equity	$214,057			$198,799

Net interest income (tax-equivalent basis) - interest spread		4,237	3.67%		3,886	3.74%
Tax-equivalent adjustment (1)		(133)			(125)
Net interest income		$4,104			$3,761
Net interest income as a percentage of earning assets (tax-equivalent basis)			4.29%			4.23%

(1)

Interest on nontaxable loans and securities has been adjusted to a fully tax-equivalent basis to facilitate comparison to the taxable interest-earning assets. The adjustment uses an incremental tax rate of 34% for the years presented.

(2)	Includes the effect of unrealized gains or losses on securities.
(3)	Taxable securities include dividend income from Federal Home Loan Bank and Federal Reserve Bank stock.
(4)	Interest on loans included net origination fees charged on loans of approximately $73,000, and $86,000, in 2006 and 2005, respectively.

Table 2 - Changes in Tax-Equivalent Net Interest Income
(Dollars in thousands)	Six Months Ended June 30, 2006 Over 2005
	Total	Volume	Rate
Increase (decrease) in interest income (1)
Loans (2)	$813	$480	$333
Taxable securities	6	(178)	184
Nontaxable securities (2)	9	8	1
Other	137	86	51
Net change in tax-equivalent income	965	396	569

Increase (decrease) in interest expense (1)
Interest-bearing demand deposits	4	(7)	11
Savings deposits	124	1	123
Time deposits	451	258	193
Advances from Federal Home Loan Bank	10	(53)	63
Other	25	(11)	36
Net change in interest expense	614	188	426
Net change in tax-equivalent net interest income	$351	$208	$143

(1)

The volume variance is computed as the change in volume (average balance) multiplied by the previous year's interest rate. The rate variance is computed as the change in interest rate multiplied by the previous year's volume (average balance). The change in interest due to both volume and rate has been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2)	Interest on nontaxable investment securities and loans has been adjusted to a fully tax-equivalent basis using an incremental tax rate of 34% for the periods presented.

Net Interest Income
          As shown in Tables 1 and 2, tax-equivalent interest income increased $351,000 in the first six months of 2006 compared to the same period in 2005. This is directly related to the growth of Valley Ridge Bank's average interest earning assets, which have increased 7.52%. This growth is primarily attributed to the growth in the loan portfolio. Management anticipates that average earning assets will increase in 2006 as compared to 2005, however, the loan portfolio is expected to remain constant for the remainder of 2006.

          The average balance of loans increased $13.56 million during the six-month period ended June 30, 2006 compared to the first six months of 2005, an increase of 9.86%. The increase in loan demand as well as a 200 basis point increase in the prime rate during the period between June 30, 2005 and 2006, has increased the interest income on loans (on a tax equivalent basis) $813,000 for the first half of 2006, as compared to the same period in 2005. The increases in the interest rates of investment securities and the increase in the outstanding balances and rates of other assets, which includes federal funds sold, has increased interest income by $152,000 during the first six months of 2006.

          The increase in overall deposit rates increased the demand for long-term deposit accounts, such as time deposits. Time deposits increased $13.26 million, or 21.07%, when comparing the average balance at June 30, 2006 to the same period in 2005. This increase in time deposits coupled with the increase in interest rates resulted in an increase in interest expense of $451,000 when comparing 2006 to the first six months of 2005. The average balance of savings deposit accounts increased slightly by $168,000, or 0.38% and with the increase in overall rates, interest expense on these deposits increased $124,000. In addition, interest bearing demand deposits decreased $1.66 million, but, with the overall increase in rates, interest expense on these deposits increased $4,000. Average noninterest-bearing deposit accounts increased $3.19 million or 10.70% when comparing the period ended June 30, 2006 to the same period ended 2005. The balance of advances from the Federal Home Loan Bank decreased $978,000 when comparing June 30, 2006 to the first six months of 2005; however, new advances were obtained to replace maturing advances and such advances were issued at rates higher than previous outstanding rates, which caused interest expense to increase by $10,000 in the first six months of 2006 versus the first six months of 2005. Interest expense on other funding sources increased by $25,000, reflecting the higher rates paid on securities sold under agreements to repurchase during 2006.

          The net interest income spread (tax-equivalent basis) was 3.67% (shown in Table 1) for the first six months of 2006, compared to 3.74% for the first six months of 2005. The average yield received on interest-earning assets has increased 55 basis points to 6.72%, while the average rate paid on interest-bearing liabilities increased 0.62% to 3.05% for the six months ended June 30, 2006 when compared to the same period in 2005. For the first six months of 2006, funding costs on interest-bearing liabilities have increased at a faster rate than the yields earned on loans and securities. While the recent increases to the prime rate have benefited yields on variable rate commercial and consumer loans, it has negatively impacted rates paid on certificates of deposit and advances from the FHLB. Management has continued to focus on the growth of the overall loan portfolio and anticipates a positive effect on income from this growth based on the higher rates issued for newly originated loans. In addition, management is focused on growing its noninterest-bearing and interest-bearing demand deposit accounts to slow the increase in its overall cost of funds in 2006. However, a change in the mix of interest-bearing deposits could negatively impact net interest income in future reporting periods as compared to 2005.

Provision and Allowance for Loan Losses
          The allowance for loan losses increased $75,000 from December 31, 2005 to June 30, 2006. The provision for loan losses was increased $30,000 during the six-months ended June 30, 2006 when compared to the same period in 2005. The increase was in correlation to the increase in the overall loan portfolio. The allowance was 1.18% of total loans at June 30, 2006 compared to 1.11% at December 31, 2005. Charge-offs and recoveries for respective loan categories for the six months ended June 30 were as follows:
(Dollars in thousands)	June 30, 2006		June 30, 2005
	Charge-offs	Recoveries	Charge-offs	Recoveries
Commercial	$-	$-	$-	$-
Real estate, residential	2	-	9	2
Consumer	25	12	62	22
	$27	$12	$71	$24

          Overall, charge-offs and recoveries were not significant during either period. As charge-offs changes in the level of nonperforming loans, and changes within the composition of the loan portfolio occur throughout 2006, the provision and allowance for loan losses will be reviewed by Valley Ridge Bank's management and adjusted as necessary.

Noninterest Income
          Total noninterest income increased $45,000 or 3.30% in the first half of 2006 as compared to the same period in 2005. This increase is primarily attributed to the increase in service charges of $30,000 or 3.12%. This increase is related to solid growth in the number of demand deposit accounts and the increases in non-sufficient fund fees ("NSF") in 2006 as compared to 2005. The gain on sales of loans increased $10,000 due to an increase in the volume of mortgage loan originations.

Noninterest Expense
          Total noninterest expense increased $241,000 or 6.21% in the first half of 2006 as compared to the first half of 2005. Compensation and benefits increased $110,000 or 5.49% in the first six months of 2006 as compared to 2005 primarily related to normal pay increases and increases in employee benefits. Occupancy expenses were down $57,000 due to a reduction in depreciation expense on equipment as assets become fully depreciated. Data processing charges increased $14,000 in the first six-months of 2006 due to increases in third party vendor costs as compared to the first six months of 2005. Professional fees were higher during the first six months of 2006 due to increased legal and consulting fees. Legal fees included services performed related to the potential merger with ChoiceOne. Advertising and promotional expenses increased $62,000 or 151% due to the marketing efforts in relation to customer activity for loan growth and demand deposits. Other noninterest expenses decreased $24,000 or 2.73% as a result of decrease in other consulting services of $47,000 offset by increases in a variety of expenses, including ATM and related services expenses and training and seminars.

FINANCIAL CONDITION-JUNE 30, 2006

Securities
          The securities portfolio decreased $2.36 million or 6.13% from December 31, 2005 to June 30, 2006. The majority of the decrease relates to the principal pay downs and maturities of mortgage-backed securities. Additional purchases of securities to replace those securities paid down or matured was not necessary as total asset levels were maintained by the continued funding of the loan portfolio.

(Dollars in thousands)
	June 30,	December 31,
	2006	2005
	Fair Value	Fair Value
U.S. Government and federal agencies	$9,521	$8,103
States and political subdivisions	9,246	9,850
Mortgage-backed securities	17,290	20,459
	$36,057	$38,412

          Valley Ridge Bank continues to monitor the portfolio and purchases securities when deemed prudent. Certain securities are also sold under agreements to repurchase and management plans to continue this practice as a low-cost source of funding. Securities also serve as a source of liquidity for funding loan demand. Along with short-term assets obtained through federal funds sold, the balance of the securities portfolio will fluctuate dependent upon the growth in the loan portfolio in the remainder of 2006.

Loans
          The loan portfolio (excluding loans held for sale) decreased $2.68 million or 1.78% during the first six months of 2006. The most significant growth area was in residential real estate loans, which increased $1.2 million. This increase was offset by a decreases in commercial real estate loans of $1.0 million, a decrease in commercial loans of $1.3 million and a decrease in real estate construction loans of $2.1 million.

(Dollars in thousands)
	June 30, 2006	December 31, 2005
Commercial	$26,057	$27,367
Real estate - commercial	60,460	61,490
Real estate - construction	3,119	5,214
Real estate - residential	47,728	46,515
Consumer	10,628	10,087
Loans, gross	147,992	150,673
Allowance for loan losses	(1,749)	(1,674)
Loans, net	$146,243	$148,999

          Due to the nature of the economy within the State of Michigan, the recent increases in short-term interest rates, and the aggressive pricing launched by certain local competitors, Valley Ridge believes loan demand may be slowing and growth is considered to be minimal for the remainder of 2006.

          Information regarding management's determination of impaired loans can be found in Note 3 to the Valley Ridge consolidated financial statements included in this Prospectus and Proxy Statement. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. In addition to its review of the loan portfolio for impaired loans, management also monitors the various nonperforming loans. Nonperforming loans are comprised completely of loans accounted for on a nonaccrual basis. The balances of nonperforming loans amounted to $1,099,000 and $475,000 as of June 30, 2006 and December 31, 2005, respectively.

          The allowance for loan losses as a percentage of nonperforming loans was 159% at June 30, 2006, compared to 352% at December 31, 2005. The $624,000 or 131.37% increase in nonperforming loans from December 31, 2005 to June 30, 2006 relates to the addition of seven different borrowers with combined balances of $645,000 as of June 30, 2006. Nonaccrual loans as of June 30, 2006 are comprised of $925,000 in commercial loans, $143,000 in real estate residential loans, and $31,000 in consumer loans. Impaired loans are evaluated on an individual basis and specific allocations are made for loans where collateral is insufficient to support the outstanding principal balances of these loans. Management further believes that the general allocation within the allowance for loan losses is sufficient based on Valley Ridge Bank's loan grading system, past due trends and historical charge-off percentages.

Deposits and Other Funding Sources
          Total deposits have increased $4.92 million or 2.97% as of June 30, 2006 as compared to December 31, 2005. The most significant growth was in time deposit accounts, which increased $9.67 million while noninterest-bearing deposits also increased $603,000 from year end 2005 to June 30, 2006. Savings deposits declined $2.78 million and interest-bearing demand deposits decreased $2.57 million, as Valley Ridge Bank customers have migrated to higher yielding time deposits. The FHLB advances have remained consistent at $16.5 million. An additional $5 million was borrowed from the Federal Home Loan Bank during the six-month period ended June 30, 2006 to replace the $5 million in funds that matured during the period. Securities sold under agreements to repurchase decreased $7.21 million since year-end 2005.

Shareholders' Equity
          Total shareholders' equity increased $212,000 or 10.15% from the year ended December 31, 2005. The increase is attributable to the current year's net income, offset by dividends declared to shareholders. Total shareholders' equity as a percentage of assets was 9.85% as of June 30, 2006, compared to 9.66% as of December 31, 2005. The increase in this ratio resulted from growth in shareholders' equity and a decline in total assets. Based on risk-based capital guidelines established by Valley Ridge Bank's regulators, Valley Ridge's risk-based capital was categorized as "well capitalized" at June 30, 2006.

          Management believes that the current level of capital is adequate to take advantage of potential opportunities that may arise for Valley Ridge or Valley Ridge Bank.

Liquidity and Sensitivity to Interest Rates
          Net cash provided from operating activities was $1.64 million for the six months ended June 30, 2006 compared to $1.41 million provided in the period a year ago. A significant net change in accrued interest receivable and other assets and loans held for sale accounted for the majority of the variance. Net cash provided by investing activities was $4.38 million for the first six months of 2006 compared to $8.86 million used in the period ended June 30, 2005. The $7 million purchase of investments and $6 million in loan originations in the first six months of 2005 offset by $4 million of securities repayments and maturities were the primary components of cash used in 2005. In 2006, activities in available for sale securities provided $1.92 million of cash while net loan collections provided $2.67 million of cash. Valley Ridge had $2.75 million in net cash used in financing activities for the period ended June 30, 2006 compared to $1.27 million in net cash provided by financing activities in the same period a year ago. The net increase in deposits was offset by a $7.21 million decrease in securities sold under agreements to repurchase in the first six months of 2006.

          Management believes that the current level of liquidity is sufficient to meet Valley Ridge Bank's normal operating needs. This belief is based upon the availability of deposits from both the surrounding markets, maturities of securities, normal loan repayments, income retention, federal funds purchased from correspondent banks, and advances available from the Federal Home Loan Bank. In addition to borrowings from the Federal Home Loan Bank, Valley Ridge Bank has availability to purchase $10 million in federal funds, in total, from two correspondent banks.

          Valley Ridge Bank's sensitivity to changes in interest rates is monitored by Valley Ridge Bank's Asset/Liability Management Committee ("ALCO"). ALCO uses a simulation model to subject rate-sensitive assets and liabilities to interest rate shocks. Assets and liabilities are subjected to an immediate 300 basis point shock up and down and the effect on net-interest income and shareholders' equity is measured. The rate shock computation as of June 30, 2006 increased net interest income 8.49% if rates rose 300 basis points and decreased net interest income 7.84% if rates fell 300 basis points. The economic value of shareholders' equity declined 10.81% when rates were shocked 300 basis points upward and increased 11.90% if rates were shocked 300 basis points downward. ALCO will continue to monitor the effect each quarter of changes in interest rates upon Valley Ridge's interest margin and financial condition.

RESULTS OF OPERATIONS-YEAR ENDED DECEMBER 31, 2005

Summary

(Dollars in thousands)
	Year ended December 31,
	2005	2004
Net interest income	$7,691	$7,130
Provision for loan losses	(120)	-
Noninterest income	2,780	2,755
Noninterest expense	(7,496)	(7,236)
Income tax expense	(704)	(630)
Net income	$2,151	$2,019

          Net income for 2005 was $2,151,000, which is an increase of $132,000 or 6.54% from 2004. This increase is primarily due to the increase in the loan portfolio and the related interest income earned on loans. During the year, the prime interest rate increased 175 basis points, resulting in increases in interest income earned on loans and other earning assets. The increase in the provision for loan losses was considered necessary by management based on the growth in the loan portfolio.

          Return on average assets was 1.07% for 2005, compared to 1.03% for 2004. Return on average shareholders' equity was 10.58% for 2005, compared to 10.40% for 2004.

Dividends

          Cash dividends of $959,000 or $5.20 per common share were declared in 2005, compared to $857,000 or $4.65 per common share in 2004. The cash dividend payout percentage was 45% in 2005, compared to 42% in 2004.

          Valley Ridge's principal source of funds to pay cash dividends is the earnings of Valley Ridge Bank. The availability of these earnings is dependent upon the capital needs, regulatory constraints and other factors involving Valley Ridge Bank. Regulatory constraints include the maintenance of minimum capital ratios and limits based on net income and retained earnings of Valley Ridge Bank for the past three years. Valley Ridge expects to pay quarterly cash dividends in 2006 to shareholders based on the actual earnings of Valley Ridge Bank.

Table 1 - Average Balances and Tax-Equivalent Interest Rates
(Dollars in thousands)	Year Ended December 31,
	2005			2004			2003
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets:
Loans (1) (4)	$140,819	$9,885	7.02%	$130,753	$8,954	6.85%	$122,419	$9,201	7.52%
Taxable securities (2) (3)	32,339	1,201	3.71	35,832	1,216	3.39	32,870	1,007	3.06
Nontaxable securities (1) (2)	9,746	689	7.07	9,389	702	7.48	10,023	802	8.00
Other	2,292	67	2.92	3,235	40	1.24	10,269	111	1.08
Interest-earning assets	185,196	11,842	6.39	179,209	10,912	6.09	175,581	11,121	6.33
Noninterest-earning assets	15,900			16,423			16,423
Total assets	$201,096			$195,632			$192,004

Liabilities and Shareholders' Equity:
Interest-bearing transaction accounts	$16,040	51	0.32%	$17,902	57	0.32%	$15,515	76	0.49%
Savings deposits	44,561	445	1.00	43,138	242	0.56	38,230	291	0.76
Time deposits	64,237	2,386	3.71	64,584	2,258	3.50	66,251	2,420	3.65
Advances from Federal Home Loan Bank	18,284	892	4.88	16,762	831	4.96	19,012	951	5.00
Other	4,972	116	2.33	3,587	128	3.57	4,233	114	2.69
Interest-bearing liabilities	148,094	3,890	2.63	145,973	3,516	2.41	143,241	3,852	2.69
Noninterest-bearing demand deposits	30,774			28,762			27,105
Other noninterest-bearing liabilities	1,903			1,490			2,032
Shareholders' equity	20,325			19,407			19,626
Total liabilities and shareholders' equity	$201,096			$195,632			$192,004

Net interest income (tax-equivalent basis) - interest spread		7,952	3.76%		7,396	3.68%		7,269	3.64%
Tax-equivalent adjustment (1)		(262)			(266)			(297)
Net interest income		$7,690			$7,130			$6,972
Net interest income as a percentage of earning assets (tax-equivalent basis)			4.29%			4.13%			4.14%

(1)

Interest on nontaxable loans and securities has been adjusted to a fully tax-equivalent basis to facilitate comparison to the taxable interest-earning assets. The adjustment uses an incremental tax rate of 34% for the years presented.

(2)	Includes the effect of unrealized gains or losses on securities
(3)	Taxable securities include dividend income from Federal Home Loan Bank and Federal Reserve Bank stock.
(4)	Interest on loans included net origination fees charged on loans of approximately $165,000, $182,000, and $407,000 in 2005, 2004 and 2003, respectively.

Net Interest Income

          As shown in Tables 1 and 2, tax-equivalent net interest income increased $556,000 in 2005 when compared to the same period in 2004. This increase is primarily attributed to earning assets which have grown 3.3% compared to the year ended December 31, 2004. The majority of this growth was in the loan portfolio. The increase in interest rates, including the prime rate, and the significant growth in the loan portfolio, have had a positive effect on the net change in tax-equivalent net interest income. The increase in tax equivalent interest income had an overall more significant impact on net interest income than the increase in interest expense on deposits and borrowings.

          The average balance of loans increased over $10 million in 2005 as compared to 2004. In addition, the upward repricing of existing loans has helped tax equivalent interest income on loans to increase $931,000 or 10.40% in 2005 as compared to 2004. The average balance of securities (both taxable and non-taxable) decreased $3.1 million or 6.9% in 2005 resulting in a decline in tax equivalent interest income of $76,000. This impact was offset by an overall increase in yields, resulting in a net decrease of $28,000.

          The overall average balance in all interest-bearing deposit types decreased slightly as of December 31, 2005 to $124.8 million compared to $125.6 million as of December 31, 2004. Increases in deposit rates was the primary cause for the increase in interest expense of $325,000 in 2005 as compared to 2004.

          Net interest income spread was 3.76% (shown in Table 1) for 2005, compared to 3.68% in 2004, for an overall increase of 8 basis points. The average yield received on interest-earning assets in 2005 rose 30 basis points to 6.39% while the average rate paid on interest-bearing liabilities in 2005 rose 22 basis points to 2.63%.

          Tax equivalent net interest income increased $127,000 in 2004 compared to 2003. This was primarily a result of the growth in interest bearing assets of 2.07% when comparing the year ended December 31, 2004 to the same period in 2003.

          Net interest income spread was 3.68% (shown in Table 1) for 2004, compared to 3.64% in 2003. The average yield received on interest-earning assets in 2004 fell 24 basis points to 6.09% while the average rate paid on interest-bearing liabilities in 2004 dropped 28 basis points to 2.41%.

Table 2 - Changes in Tax-Equivalent Net Interest Income

(Dollars in thousands)
	Year ended December 31,
	2005 Over 2004			2004 Over 2003
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income (1)
Loans (2)	$931	$702	$229	$(247)	$602	$(849)
Taxable securities	(15)	(141)	126	209	112	97
Nontaxable securities (2)	(13)	65	(78)	(100)	(91)	(9)
Other	27	(14)	41	(71)	(85)	14
Net change in tax-equivalent income	930	612	318	(209)	538	(747)

Increase (decrease) in interest expense (1)
Interest-bearing transaction accounts	(6)	0	(6)	(19)	10	(29)
Savings deposits	203	8	195	(49)	34	(83)
Time deposits	128	(12)	140	(162)	(60)	(102)
Advances from Federal Home Loan Bank	61	74	(13)	(120)	(112)	(8)
Other	(12)	40	(52)	14	(19)	33
Net change in interest expense	374	110	264	(336)	(147)	(189)
Net change in tax-equivalent net interest income	$556	$502	$54	$127	$685	$(558)

(1)

The volume variance is computed as the change in volume (average balance) multiplied by the previous year's interest rate. The rate variance is computed as the change in interest rate multiplied by the previous year's volume (average balance). The change in interest due to both volume and rate has been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2)	Interest on nontaxable securities has been adjusted to a fully tax-equivalent basis using an incremental tax rate of 34% for the years presented.

          Management anticipates that net interest income in 2006 will remain stable depending on growth in the loan portfolio. Deposit rates will be influenced by local market conditions and management intends to focus marketing efforts on growth of core deposits in 2006 to maintain a low cost of funds.

Allowance and Provision For Loan Losses

          Information regarding the allowance and provision for loan losses can be found in Table 3 below and in Note 4 of the Valley Ridge consolidated financial statements. As indicated in Table 3, the provision for loan losses was $120,000 in 2005. Based on management's analysis, the allowance for loan losses was considered adequately funded in 2004 and, therefore, no provision for loan loss expense was considered necessary. Due to the significant loan growth in 2005, management deemed it necessary to add to the allowance balance.

          As shown in Table 3, all three loan types had net charge-offs realized in 2005. In 2004, net charge-offs were realized in the real estate mortgage and consumer loan portfolios. Overall, net charge-offs increased $11,000.

          Consumer loan charge-offs continue to be significant, which is a direct result of past due consumer loans being 1.26% and 1.19% of the outstanding loan balance by type as of December 31, 2005 and 2004, respectively. Real estate charge-offs continue to be minimal with one charge-off occurring in 2005. Commercial loan charge-offs continue to be overall low as a percentage of the portfolio type balance. The ratio of net charge-offs as a percentage of average loans remained consistent at 0.07%. The allowance for loan losses as a percentage of total loans, has decreased to 1.11% as of December 31, 2005, compared to the 1.23% at the end of 2004 primarily due to the fact that historical net charge-offs remain low despite the growth in the loan portfolio.

Table 3 - Provision and Allowance For Loan Losses

(Dollars in thousands)
	2005	2004	2003	2002	2001
Provision for loan losses	$120	$-	$180	$335	$680

Net charge-offs (recoveries):
Commercial loans	$43	$-	$(81)	$(229)	$914
Real estate mortgages	31	80	16	39	27
Consumer loans	29	12	128	132	125
Total net charge-offs (recoveries)	$103	$92	$63	$(58)	$1,066

Allowance for loan losses at year end	$1,674	$1,657	$1,749	$1,632	$1,239

Allowance for loan losses as a percentage of:
Total loans as of year end	1.11%	1.23%	1.43%	1.33%	1.01%
Nonaccrual loans, accrual loans past due 90 days or more and troubled debt restructurings	352%	724%	377%	361%	224%
Ratio of net charge-offs (recoveries) to average total loans outstanding during the year	0.07%	0.07%	0.05%	(0.05%)	0.88%
Loan recoveries as a percentage of prior year's charge-offs	27%	30%	93%	24%	5%

          Based on the current state of the economy and a recent review of the loan portfolio, management believes that the allowance for loan losses as of December 31, 2005, is adequate to absorb probable incurred losses. As charge-offs, changes in the level of nonperforming loans, and changes within the composition of the loan portfolio occur, the provision and allowance for loan losses will be reviewed by Valley Ridge Bank's management and adjusted as necessary.

Noninterest Income

          Total noninterest income increased slightly by $25,000 or 0.01% as compared to the same period in 2004. This increase is primarily attributed to the increase in service charges of $263,000 or 14.35%. This increase is related to solid growth in the number of demand deposit accounts and the increases in non-sufficient fund ("NSF") fees in 2005 as compared to 2004. In addition, income earned on life insurance policies increased $31,000 related to the value of the policies. These increases were offset by a decrease in gain on sale of loans of $88,000 and a loss on sale of securities that accounted for an $83,000 decline in noninterest income. The decrease in the volume of mortgage loan originations was the reason behind the decrease in the gain on sale of loans. In addition, other noninterest income decreased $98,000 at year end 2005 as compared to year end 2004, primarily attributed to earnings from a minority owned (20%) computer service company which reported no significant equity change in 2005 and income of $48,000 in 2004. Other decreases were noted in a variety of line items including recoveries from deposits and other fees and charges.

          Management anticipates continued increase in noninterest income related to NSF fees and check bounce protection use on deposit accounts.

Noninterest Expense

          Total noninterest expenses increased $260,000 or 3.59% in 2005 as compared to 2004. Compensation and benefits stayed consistent with an increase of only $22,000 or 0.56% attributed to the normal pay increases and increases in employee benefits offset by a reduction in staff hours. Occupancy and equipment stayed relatively consistent at approximately $1.1 million. Data processing expenses increased $26,000 in 2005 compared to 2004 due to growth and activity levels within Valley Ridge Bank. Other noninterest expense grew $227,000 in 2005 compared to the prior year. Contributing factors were a $56,000 increase in advertising and promotional expenses for loan and deposit campaigns and a $26,000 increase in supplies and postage expense, offset by a $38,000 decrease in professional fees as a result of the internal audit function now being performed in-house. The remaining growth components of other noninterest expense were a number of expense categories that increased as a result of higher growth and activity levels experienced by Valley Ridge Bank in 2005 than in 2004.

FINANCIAL CONDITION-YEAR ENDED DECEMBER 31, 2005

Securities

          The securities available for sale portfolio decreased approximately $877,000 or 2.23% from December 31, 2004 to December 31, 2005. Reductions in security types due to maturities, sales and principal pay downs provided liquidity for the loan growth that occurred during the year. Valley Ridge continues to monitor the portfolio and purchases securities when deemed prudent. Certain securities are sold under agreements to repurchase and management plans to continue this practice as a low-cost source of funding. Securities also are pledged as collateral for borrowings from the Federal Home Loan Bank. In addition, they are all held as available for sale securities and can serve as a source of liquidity for deposit needs.

(Dollars in thousands)
	December 31, 2005 Fair Value	December 31, 2004 Fair Value
U.S. Government and federal agencies	$8,103	$5,724
States and political subdivisions	9,850	8,874
Mortgage-backed securities	20,459	24,691
	$38,412	$39,289

Loans

          The loan portfolio (excluding loans held for sale) increased approximately $16.2 million or 12.01% from December 31, 2004 to December 31, 2005. This increase was due to an increase in commercial loans of $3.2 million and commercial real estate loans of $5.4 million as a result of an increase in demand from borrowers. Residential real estate loans increased $4.6 million while construction real estate increased $2.6 million. In 2005, Valley Ridge Mortgage Company originated approximately $13 million of residential mortgage loans and sold $6.5 million (50%) to secondary market investors. In 2004, Valley Ridge Mortgage Company originated $18 million of residential mortgage loans and sold $10 million (56%) to secondary market investors. Consumer loans increased slightly by $477,000 during 2005.

(Dollars in thousands)
	December 31, 2005	December 31, 2004
Commercial	$27,367	$24,202
Real estate - commercial	61,490	56,135
Real estate - construction	5,214	2,662
Real estate - residential	46,515	41,908
Consumer	10,087	9,610
Loans, gross	150,673	134,517
Allowance for loan losses	(1,674)	(1,657)
Loans, net	$148,999	$132,860

          Management anticipates demand for commercial loans will remain steady in 2006 due to increased advertising and promotional campaigns and the continued relationships with current Valley Ridge commercial customers. As a result of rising interest rates, management does not anticipate significant growth in the demand for consumer and residential real estate loans in 2006.

          Information regarding impaired loans can be found in Note 3 to the Valley Ridge consolidated financial statements included in this report. In addition to its review of the loan portfolio for impaired loans, management also monitors various nonperforming loans. Nonperforming loans are comprised of (1) loans accounted for on a nonaccrual basis; and (2) loans, not included in nonaccrual loans, which are contractually past due 90 days or more as to interest or principal payments. There were no loans, not included in nonaccrual or past due 90 days or more, which are considered troubled debt restructurings at December 31, 2005 or 2004.

          The balances of these nonperforming loans as of December 31 were as follows:

(Dollars in thousands)
	2005	2004
Loans accounted for on a nonaccrual basis	$475	$174
Loans contractually past due 90 days
or more as to principal or interest payments	-	55
Loans considered troubled debt restructurings	-	-
Total	$475	$229

          At December 31, 2005, nonaccrual loans included $433,000 in commercial loans, $26,000 in residential mortgages, and $16,000 in consumer loans. At December 31, 2004, nonaccrual loans included $11,000 in commercial loans, $131,000 in residential mortgages, and $32,000 in consumer loans. Management also maintains a list of loans that are not classified as nonperforming loans but where some concern exists as to the borrowers' abilities to comply with the original loan terms. These loans totaled $4.6 million as of December 31, 2005, as compared to $4.5 million as of December 31, 2004.

Deposits and Other Funding Sources

          Total deposits increased $12.5 million or 8.18% from December 31, 2004 to December 31, 2005. The most significant increase was in time deposits, with an increase of $8.3 million, while noninterest-bearing demand deposits increased $3.4 million. The increase in money market and NOW accounts of $6.7 million was primarily offset by the decrease in savings accounts of $5.9 million. With the rise in interest rates, Bank customers chose certificates of deposit over lower yielding transaction accounts.

          Securities sold under agreements to repurchase increased $3.7 million as of December 31, 2005 as compared to December 31, 2004, while advances from the FHLB remained consistent at $16.5 million in both years. Of the advances from the FHLB, $14 million were held with fixed rates and $2.5 million were at a variable rate, with maturities ranging from June 2006 to December 2010. A blanket lien on all first mortgage loans and specific securities were pledged as collateral against the FHLB advances at the end of 2005.

          In 2006, management plans to emphasize growth of its noninterest-bearing and interest-bearing checking accounts for all customer types. If deposit growth is insufficient to support asset growth during 2006, management believes advances from the FHLB can address corresponding funding needs.

Shareholders' Equity

          Total shareholders' equity increased $938,000 or 4.70% from December 31, 2004 to December 31, 2005. Equity growth resulted from current year earnings and proceeds from the exercise of stock options, offset by cash dividends paid to shareholders, shares repurchased, and a drop in accumulated other comprehensive income. Stock options exercised and forfeitures accounted for 575 shares for a total of $78,000. Valley Ridge repurchased 80 shares of its common stock in 2005 compared to 380 shares in 2004. In 2004, fractional shares were paid out for a total of 558 shares amounting to $97,000.

          Note 17 to the Valley Ridge consolidated financial statements presents regulatory capital information at the end of 2005 and 2004. Capital ratios for Valley Ridge continue to exceed required levels with Valley Ridge Bank's ability to maintain appropriate capital levels with asset growth. The current position of Valley Ridge Bank and the holding company is that they are considered "well capitalized."

Table 4 - Contractual Obligations

          The following table discloses information regarding the maturity of Valley Ridge's contractual obligations at December 31, 2005:

(Dollars in thousands)
	Payment Due By Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Repurchase agreements	$10,379	$10,379	-	-	-
Time deposits	71,486	32,615	35,705	3,138	28
Advances from Federal Home Loan Bank	16,500	7,500	-	9,000	-
Total	$98,365	$50,494	$35,705	$12,138	$28

Liquidity and Interest Rate Risk

          Valley Ridge's primary market risk exposure occurs in the form of interest rate risk. Liquidity risk also can have an impact but to a lesser extent. Valley Ridge's business is transacted in U.S. dollars with no foreign exchange risk exposure. Agricultural loans comprise a small portion of Valley Ridge's total assets. Management believes that Valley Ridge's exposure to changes in commodity prices is insignificant.

          Liquidity risk deals with Valley Ridge's ability to meet its cash flow requirements. These requirements include depositors desiring to withdraw funds and borrowers seeking credit. Relatively short-term liquid funds exist in the form of lines of credit to purchase federal funds at two of Valley Ridge Bank's correspondent banks. As of December 31, 2005, the amount of federal funds available for purchase from correspondent banks totaled $10 million. There were no purchases of federal funds outstanding at the end of 2005. Longer-term liquidity needs may be met through local deposit growth, maturities of securities, normal loan repayments, advances from the Federal Home Loan Bank, brokered time deposits, and income retention. Approximately $55 million of borrowing capacity was available from the Federal Home Loan Bank based on Valley Ridge Mortgage Company's residential mortgage loans and investment securities pledged as collateral at year end 2005.

          Interest rate risk is related to liquidity because each is affected by maturing assets and sources of funds. Valley Ridge's Asset/Liability Management Committee (the "ALCO") attempts to stabilize the interest rate spread and avoid possible adverse effects when unusual or rapid changes in interest rates occur. The ALCO uses a simulation model to measure its interest rate risk. The model incorporates changes in interest rates on rate-sensitive assets and liabilities. The degree of rate sensitivity is affected by prepayment assumptions that exist in the assets and liabilities. One method the ALCO uses of measuring interest rate sensitivity is the ratio of rate-sensitive assets to rate-sensitive liabilities. An asset or liability is considered to be rate-sensitive if it matures or otherwise reprices within a given time frame.

          Table 5 documents the maturity or repricing schedule for Valley Ridge's rate-sensitive assets and liabilities for selected time periods.

Table 5 - Maturities and Repricing Schedule

(Dollars in thousands)
	December 31, 2005
	0-3 Months	3-12 Months	1-5 Years	Over 5 Years	Total
Assets
Loans and loans held for sale	$42,343	$23,693	$80,376	$4,679	$151,091
Taxable securities	-	192	21,241	7,129	28,562
Tax exempt securities	-	1,832	4,762	3,256	9,850
Other	7,700	-	-	-	7,700
Federal Home Loan Bank and Federal Reserve Bank stock	-	-	-	1,687	1,687
Cash surrender value of life insurance policies	5,553	-	-	-	5,553
Rate-sensitive assets	55,596	25,717	106,379	16,751	204,443

Liabilities
Interest-bearing demand deposits	2,915	-	-	-	2,915
Savings deposits	58,601	-	-	-	58,601
Time deposits	5,645	26,970	38,843	28	71,486
Federal Home Loan Bank advances	-	7,500	9,000	-	16,500
Repurchase agreements	10,379	-	-	-	10,379
Rate-sensitive liabilities	77,540	34,470	47,843	28	159,881
Rate-sensitive assets less rate-sensitive liabilities:
Asset (liability) gap for the period	$(21,944)	$(8,753)	$58,536	$16,723	$44,562
Cumulative asset (liability) gap	$(21,944)	$(30,697)	$27,839	$44,562

          One method the ALCO uses to measure interest rate sensitivity is the one-year repricing gap. Valley Ridge's ratio of rate-sensitive assets to rate-sensitive liabilities that matured or repriced within a one-year time frame was 73% at December 31, 2005, compared to 78% at December 31, 2004. The above table places the entire balance of interest-bearing demand deposits, savings deposits, and overnight repurchase agreements in the shortest repricing term. Although these three categories have the ability to reprice immediately, management has some control over the actual timing or extent of the changes in interest rates on these deposits. Growth in Valley Ridge Bank's earning assets has made Valley Ridge Bank less liability sensitive at year end 2005 compared to year end 2004. The ALCO plans to continue to monitor the ratio of rate-sensitive assets to rate-sensitive liabilities on a quarterly basis in 2006. As interest rates change during 2006, the ALCO will attempt to match its maturing assets with corresponding liabilities to maximize Valley Ridge's net interest income.

          Another method the ALCO uses to monitor its interest rate sensitivity is to subject rate-sensitive assets and liabilities to interest rate shocks. At December 31, 2005, management used a simulation model to subject its assets and liabilities to an immediate 300 basis point increase and an immediate 300 basis point decrease in interest rates. The maturities of loans and mortgage-backed securities were affected by certain prepayment assumptions. Maturities for interest-bearing core deposits were based on an estimate of the period over which they would be outstanding. The maturities of advances from the Federal Home Loan Bank were based on their contractual maturity dates. In the case of variable rate assets and liabilities, repricing dates were used to determine their values. The simulation model measures the effect of immediate interest rate changes on both net income and shareholders' equity. Valley Ridge's Interest Rate Risk Policy has set guidelines with the assumption of a 200 basis point simulation. The policy states that the changes in interest rates cannot cause net income to decrease more than 10% and the value of shareholders' equity to decrease more than 20%.

          Table 6 provides an illustration of hypothetical interest rate changes as of December 31, 2005 and 2004, respectively:

Table 6 - Sensitivity to Changes in Interest Rates
	2005
(Dollars in thousands)	Net Interest Income	Percent Change	Market Value of Equity	Percent Change
Change in Interest Rates
300 basis point rise	$8,618	9%	$33,816	- 9%
200 basis point rise	8,375	6%	35,947	- 6%
100 basis point rise	8,132	3%	37,157	- 3%
Base rate scenario	7,882	-%	38,411	-%
100 basis point decline	7,717	- 2%	39,673	3%
200 basis point decline	7,514	- 5%	40,962	7%
300 basis point decline	7,246	- 8%	42,310	10%

	2004
(Dollars in thousands)	Net Interest Income	Percent Change	Market Value of Equity	Percent Change
Change in Interest Rates
300 basis point rise	$7,251	9%	$36,373	- 7%
200 basis point rise	7,060	6%	37,374	- 5%
100 basis point rise	6,854	3%	38,325	- 2%
Base rate scenario	6,641	-%	39,289	-%
50 basis point decline	6,534	- 2%	39,726	1%
75 basis point decline	6,469	- 3%	39,923	2%
100 basis point decline	6,403	- 4%	40,122	2%

          As of December 31, 2005, the ALCO calculated its rate shock scenarios from an immediate 300 basis point rise and decline in interest rates. Valley Ridge Bank is within its guidelines for immediate shocks up and down for both net interest income and the market value of shareholders' equity. The effect of these changes combined with management's desire to limit the immediate repricing of its interest-bearing demand and savings deposits illustrates that Valley Ridge's net interest income will be positively impacted in a rising interest rate environment and negatively impacted in a falling interest rate environment. Conversely, the market value would be positively impacted in a falling interest rate environment and negatively impacted as interest rates rise.

          Management performed the 2004 ALCO calculation assumptions with the understanding that the likelihood of a decline in rates was not probable and, therefore, calculated a maximum rate decline of 100 basis points. The ALCO plans to continue to monitor the effect of changes in interest rates on both net interest income and shareholders' equity and will make changes in the duration of its rate-sensitive assets and rate-sensitive liabilities where necessary.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          On May 26, 2005, Valley Ridge engaged Rehmann Robson as its independent auditors, to replace its prior accounting firm, Crowe Chizek and Company LLC ("Crowe"), effective as of the fiscal year beginning January 1, 2005. The change in Valley Ridge's independent auditing firm was based on the results of a competitive bidding process. The engagement of Rehmann Robson and the dismissal of Crowe was recommended and approved by the Audit Committee of Valley Ridge's Board of Directors.

          During the two fiscal years ended December 31, 2004 and 2003 and through May 26, 2005, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-B issued under the Exchange Act, and its related instructions) between Valley Ridge and Crowe on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Crowe, would have caused Crowe to make reference to the subject matter of the disagreement in connection with its reports.

          During the two fiscal years ended December 31, 2004 and 2003 and through May 26, 2005, there were no transactions or events similar to those defined in Item 304(a)(1)(v) of Regulation S-B issued under the Exchange Act, and its related instructions between Valley Ridge and Crowe.

VALLEY RIDGE CONSOLIDATED FINANCIAL STATEMENTS

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
	June 30,	December 31,
	2006 (unaudited)	2005
ASSETS
Cash and due from banks	$6,026	$6,713
Federal funds sold	11,650	7,700

Cash and cash equivalents	17,676	14,413

Securities available for sale	36,057	38,412
Federal Home Loan Bank stock	1,387	1,387
Federal Reserve Bank stock	300	300
Other securities	11	11
Loans held for sale	-	418

Loans, net (allowance of $1,749 in 2006 and $1,674 in 2005)	146,243	148,999

Premises and equipment, net	4,265	4,231
Cash surrender value of life insurance policies	5,644	5,553
Accrued interest receivable	1,040	1,132
Other real estate owned, net	50	50
Loan servicing rights, net	285	335
Other assets	1,097	1,044

Total assets	$214,055	$216,285

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$33,083	$32,480
Interest-bearing	137,313	133,001

Total deposits	170,396	165,481

Securities sold under agreements to repurchase	3,167	10,379
Federal Home Loan Bank advances	16,500	16,500
Federal funds purchased	-	-
Accrued expenses and other liabilities	2,897	3,042

Total liabilities	192,960	195,402

Shareholders' equity
Common stock, no par value; 1,500,000 shares
authorized, 184,803 shares issued and outstanding in 2006 and 184,495 in 2005	7,022	6,978
Retained earnings	14,548	14,136
Unearned restricted stock compensation	(58)	(58)
Accumulated other comprehensive (loss) income	(417)	(173)

Total shareholders' equity	21,095	20,883

Total liabilities and shareholders' equity	$214,055	$216,285

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)
	(unaudited) Six Months Ended June 30,
	2006	2005
Interest income
Loans, including fees	$5,476	$4,668
Securities
Taxable	625	619
Nontaxable	228	222
Federal funds sold	171	34

Total interest income	6,500	5,543

Interest expense
Deposits	1,880	1,301
Federal Home Loan Bank advances	435	425
Securities sold under agreements to repurchase	81	40
Federal funds purchased and other	-	16

Total interest expense	2,396	1,782

Net interest income	4,104	3,761

Provision for loan losses	90	60

Net interest income after provision for loan losses	4,014	3,701

Noninterest income
Service charges	993	963
Net loss on sales of securities	(2)	(5)
Net gain on sales of loans	73	63
Loan servicing fees, net	93	96
Income earned on life insurance policies	133	130
Other income	117	115

Total noninterest income	1,407	1,362

Noninterest expenses
Compensation and benefits	2,115	2,005
Occupancy and equipment	519	576
Professional fees	197	80
Supplies and postage	132	113
Data processing	204	190
Advertising and promotional	103	41
Other	854	878

Total noninterest expenses	4,124	3,883

Income before federal income taxes	1,297	1,180

Federal income taxes	387	304

Net income	$910	$876

Earnings per share:
Basic	$4.93	$4.76
Diluted	$4.92	$4.74

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)
	Common Stock		Retained	Unearned Restricted Stock	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Earnings	Compensation	Income (Loss)	Equity

Balances, January 1, 2005	184,000	$6,914	$12,943	$(101)	$189	$19,945

Comprehensive income	-	-	876	-	(83)	793

Cash dividends paid ($2.60 per share)	-	-	(470)	-	-	(470)

Restricted stock awards earned and forfeited	-	-	-	3	-	3

Repurchase of outstanding common stock	(65)	(11)	-	-	-	(11)

Stock options exercised and forfeitures	575	78	-	-	-	78

Balances, June 30, 2005	184,510	$6,981	$13,349	$(98)	$106	$20,338

Balances, January 1, 2006	184,495	$6,978	$14,136	$(58)	$(173)	$20,883

Comprehensive income	-	-	910	-	(244)	666

Cash dividends paid ($2.70 per share)	-	-	(498)	-	-	(498)

Stock options exercised and forfeitures	308	44	-	-	-	44

Balances, June 30, 2006	184,803	$7,022	$14,548	$(58)	$(417)	$21,095

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
	(unaudited) Six Months Ended June 30,
	2006	2005

Cash flows from operating activities
Net income	$910	$876
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	264	353
Deferred income tax (benefit)	(105)	-
Amortization of the premiums and discounts on securities, net	61	115
FHLB stock dividends	-	(28)
Provision for loan losses	90	60
Increase in cash surrender value of life insurance	(91)	(90)
Net losses on sales of securities	2	5
Changes in operating assets and liabilities which provided (used) cash:
Loans held for sale	418	166
Accrued interest receivable and other assets	235	(8)
Accrued expenses and other liabilities	(145)	(42)

Net cash provided by operating activities	1,639	1,407

Cash flows from investing activities
Activities in available-for-sale securities
Sales	490	745
Repayments and maturities	3,982	3,907
Purchases	(2,550)	(7,022)
Loan originations and principal collections, net	2,666	(6,162)
Additions to premises and equipment	(213)	(323)

Net cash provided by (used in) investing activities	4,375	(8,855)

Cash flows from financing activities
Acceptance and withdrawals of deposits, net	4,915	1,490
Acceptance and withdrawals of securities sold
under agreements to repurchase, net	(7,212)	(3,719)
Net change in federal funds purchased	-	900
Proceeds from Federal Home Loan Bank advances	5,000	3,000
Repayments of Federal Home Loan Bank advances	(5,000)	-
Common stock options exercised	44	78
Redemption of common stock	-	(11)
Dividends paid	(498)	(470)

Net cash (used in) provided by financing activities	(2,751)	1,268

Net increase (decrease) cash and cash equivalents	3,263	(6,180)

Cash and cash equivalents, beginning of year	14,413	12,743

Cash and cash equivalents, end of year	$17,676	$6,563

Valley Ridge Financial Corp.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include Valley Ridge Financial Corp., its wholly owned subsidiary, Valley Ridge Bank (the "Bank"), and its wholly owned subsidiaries, Valley Ridge Realty, Inc., Valley Ridge Mortgage Company and Valley Ridge Financial Services, Inc., together referred to as the "Corporation". All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting policies used in preparation of the accompanying consolidated financial statements conform to predominant banking industry practices and are based on generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The accompanying consolidated financial statements reflect all adjustments ordinary in nature which are, in the opinion of management, necessary for a fair presentation of the Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005, and the Consolidated Statements of Income and Comprehensive Income, Consolidated Statements of Changes in Shareholders' Equity, and Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2006 and June 30, 2005. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto.

Stock Transactions
There were no sales of Valley Ridge stock in the first six months of 2006. There were 308 shares of stock that were issued in the first six months of 2006 in the form of stock options exercised in the amount of $44,000.

Reclassifications
Certain amounts presented in prior periods have been reclassified to conform to the current presentation.

NOTE 2 - ALLOWANCE FOR LOAN LOSSES

An analysis of changes in the allowance for loan losses follows:
(Dollars in thousands)	Six Months Ended June 30,
	2006	2005
Balance, beginning of period	$1,674	$1,657
Provision charged to expense	90	60
Recoveries credited to the allowance	12	24
Loans charged off	(27)	(71)
Balance, end of period	$1,749	$1,670

Information regarding impaired loans follows:
(Dollars in thousands)	June 30, 2006	December 31, 2005
Loans with no allowance allocated	$-	$102
Loans with allowance allocated	1,099	373
Amount of allowance for loan losses allocated	222	83

Valley Ridge Financial Corp.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)	Six Months Ended June 30,
	2006	2005
Average balance during the period	$408	$335
Interest income recognized thereon	-	20
Cash basis interest income recognized	-	-

NOTE 3 - EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares outstanding during the period. A computation of basic earnings per share and diluted earnings per share follows:
(Dollars in thousands, except per share data)	Six Months Ended June 30,
	2006	2005
Basic Earnings Per Share:

Net income available to common shareholders	$910	$876

Weighted average common shares
outstanding for basic earnings per share	184,519	184,187

Basic earnings per share	$4.93	$4.76

Diluted Earnings Per Share:

Net income available to common shareholders	$910	$876

Weighted average common shares
outstanding for basic earnings per share	184,519	184,187
Plus: dilutive effect of assumed
exercise of stock options	469	470

Weighted average common and potentially
dilutive common shares outstanding	184,988	184,657

Diluted earnings per share	$4.92	$4.74

All shares have been adjusted for the stock split that occurred in 2005.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Valley Ridge Financial Corp.
Kent City, Michigan

We have audited the accompanying consolidated balance sheet of Valley Ridge Financial Corp. as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Valley Ridge Financial Corp. for the year ended December 31, 2004, were audited by other auditors whose report dated February 9, 2005, expressed an unqualified opinion on those statements.

We conducted our audit of the 2005 consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the 2005 consolidated financial statements provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Ridge Financial Corp. as of December 31, 2005 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rehmann Robson Rehmann Robson

Grand Rapids, Michigan
January 30, 2006

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004

ASSETS
Cash and due from banks	$6,712,511	$6,543,037
Federal funds sold	7,700,000	6,200,000

Cash and cash equivalents	14,412,511	12,743,037

Securities available for sale	38,412,053	39,289,181
Other securities	1,698,228	1,669,528
Loans held for sale	418,290	166,000

Total loans	150,672,637	134,516,601
Less allowance for loan losses	1,673,966	1,656,633

Net loans	148,998,671	132,859,968

Premises and equipment, net	4,230,897	4,434,967
Cash surrender value of life insurance policies	5,552,843	5,365,218
Accrued interest receivable	1,132,150	942,717
Other assets	1,429,094	1,202,659

Total assets	$216,284,737	$198,673,275

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$32,480,336	$29,110,341
Interest-bearing	133,001,053	123,854,780

Total deposits	165,481,389	152,965,121

Securities sold under agreements to repurchase	10,378,666	6,709,471
Federal Home Loan Bank advances	16,500,000	16,500,000
Accrued expenses and other liabilities	3,041,507	2,553,852

Total liabilities	195,401,562	178,728,444

Commitments and contingencies (Notes 15, 17 and 18)

Shareholders' equity
Common stock, no par value; 1,500,000 shares authorized in 2005 and 750,000 shares authorized in 2004, 184,495 shares issued and outstanding in 2005 and 184,000 in 2004	6,978,364	6,913,687
Retained earnings	14,135,707	12,943,567
Unearned restricted stock compensation	(57,723)	(101,110)
Accumulated other comprehensive (loss) income	(173,173)	188,687

Total shareholders' equity	20,883,175	19,944,831

Total liabilities and shareholders' equity	$216,284,737	$198,673,275

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2004

Interest income
Loans, including fees	$9,857,507	$8,926,655
Securities
Taxable	1,201,153	1,216,051
Nontaxable	454,894	463,494
Federal funds sold	67,472	39,970

Total interest income	11,581,026	10,646,170

Interest expense
Deposits	2,881,726	2,557,358
Federal Home Loan Bank advances	892,402	830,788
Securities sold under agreements to repurchase	87,802	30,639
Federal funds purchased and other	28,405	97,000

Total interest expense	3,890,335	3,515,785

Net interest income	7,690,691	7,130,385

Provision for loan losses	120,000	-

Net interest income after provision for loan losses	7,570,691	7,130,385

Noninterest income
Service charges	2,096,530	1,833,470
Net (loss) gain on sales of securities	(8,262)	75,172
Net gain on sales of loans	136,625	224,203
Income earned on life insurance policies	265,334	234,291
Other income	290,173	388,202

Total noninterest income	2,780,400	2,755,338

Noninterest expenses
Compensation and benefits	3,985,481	3,963,135
Occupancy and equipment	1,093,667	1,110,017
Data processing	377,097	350,985
Other	2,039,757	1,812,023

Total noninterest expenses	7,496,002	7,236,160

Income before federal income taxes	2,855,089	2,649,563

Federal income taxes	704,000	630,104

Net income	$2,151,089	$2,019,459

Earnings per share:
Basic	$11.67	$10.94

Diluted (revised and restated-Note 1)	$11.64	$10.88

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Retained	Unearned Restricted Stock	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Earnings	Compensation	Income (Loss)	Equity

Balances, January 1, 2004	184,800	$7,064,208	$11,781,472	$(151,880)	$475,810	$19,169,610

Comprehensive income	-	-	2,019,459	-	(287,123)	1,732,336

Cash dividends paid ($4.65 per share)	-	-	(857,364)	-	-	(857,364)

Restricted stock awards earned	-	-	-	50,770	-	50,770

Repurchase of outstanding
common stock	(380)	(70,300)	-	-	-	(70,300)

Fractional shares paid for
20 for 1 stock split	(558)	(97,384)	-	-	-	(97,384)

Stock options exercised	138	17,163	-	-	-	17,163

Balances, December 31, 2004	184,000	6,913,687	12,943,567	(101,110)	188,687	19,944,831

Comprehensive income	-	-	2,151,089	-	(361,860)	1,789,229

Cash dividends paid ($5.20 per share)	-	-	(958,949)	-	-	(958,949)

Restricted stock awards earned
and forfeited	-	-	-	43,387	-	43,387

Repurchase of outstanding
common stock	(80)	(13,775)	-	-	-	(13,775)

Stock options exercised and forfeitures	575	78,452		-	-	78,452

Balances, December 31, 2005	184,495	$6,978,364	$14,135,707	$(57,723)	$(173,173)	$20,883,175

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004

Cash flows from operating activities
Net income	$2,151,089	$2,019,459
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and intangible amortization	638,119	660,997
Deferred income tax (benefit)	(109,000)	10,626
Amortization of the premiums and discounts on securities, net	275,777	345,284
FHLB stock dividends	(28,700)	(60,000)
Provision for loan losses	120,000	-
Increase in cash surrender value of life insurance	(187,625)	(234,291)
Net losses (gains) on sales of securities	8,262	(75,172)
Changes in operating assets and liabilities which (used) provided cash:
Loans held for sale	(252,290)	104,347
Accrued interest receivable and other assets	(264,718)	250,410
Accrued expenses and other liabilities	487,655	76,321

Net cash provided by operating activities	2,838,569	3,097,981

Cash flows from investing activities
Activities in available-for-sale securities
Sales	2,174,878	10,378,784
Repayments and maturities	8,809,775	19,897,864
Purchases	(10,896,447)	(23,830,395)
Loan originations and principal collections, net	(16,308,703)	(12,570,715)
Additions to premises and equipment	(239,789)	(212,687)

Net cash used in investing activities	(16,460,286)	(6,337,149)

Cash flows from financing activities
Acceptance and withdrawls of deposits, net	12,516,268	67,237
Acceptance and withdrawls of securities sold under agreements to repurchase, net	3,669,195	4,389,389
Proceeds from Federal Home Loan Bank advances	5,000,000	-
Repayments of Federal Home Loan Bank advances	(5,000,000)	-
Common stock options exercised	78,452	17,163
Redemption of common stock	(13,775)	(167,684)
Dividends paid	(958,949)	(857,364)

Net cash provided by financing activities	15,291,191	3,448,741

Net increase cash and cash equivalents	1,669,474	209,573

Cash and cash equivalents, beginning of year	12,743,037	12,533,464

Cash and cash equivalents, end of year	$14,412,511	$12,743,037

Supplemental disclosures of cash flows information
Cash paid during the year for
Interest	$11,770,947	$3,522,877
Income taxes	665,000	525,000

See notes to consolidated financial statements.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Concentration of Risks

Valley Ridge Financial Corp., a bank holding company, (the "Corporation") through its wholly owned subsidiary Valley Ridge Bank (the "Bank") provides a variety of financial services to individual consumers and businesses located within the counties of Kent, Ottawa, Muskegon, and Newaygo in Western Michigan. The Bank owns all of the outstanding common stock of its three subsidiaries, Valley Ridge Realty, Valley Ridge Mortgage Company and Valley Ridge Financial Services, Inc. Active competition, principally from other commercial banks, savings banks and credit unions, exists in all of the Bank's primary markets. The Bank's results of operations can be significantly affected by changes in interest rates.

The Bank's primary deposit products are interest and non-interest bearing checking accounts, savings accounts and time deposits and its primary lending products are real estate mortgages, commercial and consumer loans. Note 3 further describes the types of lending the Bank engages in and Note 7 provides additional information on deposits. Note 2 discusses the types of securities held in the Bank's investment portfolio. The Bank does not have any significant concentrations to any one industry, customer or depositor.

The Bank is a state chartered bank and is a member of the Federal Deposit Insurance Corporation ("FDIC") Bank Insurance Fund. The Corporation is subject to the regulations and supervision of the Federal Reserve Bank and state regulators and undergoes periodic examinations by these regulatory authorities.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimations and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term, include the determination of the allowance for loan losses.

Significant Accounting Policies

Accounting policies used in preparation of the accompanying consolidated financial statements conform to predominant banking industry practices and are based on generally accepted accounting principles. The principles which materially affect the determination of the financial position or results of operations of the Corporation and its subsidiaries are summarized below:

Principles of Consolidation

The consolidated financial statements include Valley Ridge Financial Corp., its wholly owned subsidiary, Valley Ridge Bank (the "Bank"), and its wholly owned subsidiaries, Valley Ridge Realty, Inc., Valley Ridge Mortgage Company and Valley Ridge Financial Services, Inc., together referred to as the "Corporation". All significant intercompany balances and transactions have been eliminated in consolidation.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks and federal funds sold. Generally, federal funds are sold for a one-day period. The Bank maintains deposit accounts in various financial institutions, which generally exceed federally insured limits.

Securities

Securities are classified as available for sale and are recorded at fair value, with unrealized gains and losses, net of the effect of deferred income taxes, reported in other comprehensive income or loss. Other securities have a restricted marketability and are comprised of Federal Reserve Bank stock, Federal Home Loan Bank stock and Federal Agricultural Mortgage Corporation stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers 1) the length of time and extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on consumer, mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans the Bank has specifically identified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value as determined by aggregating outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Bank. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transfers of Financial Assets

Transfers of financial assets, including for-sale mortgage loans, as described above, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is determined to be surrendered when 1) the assets have been isolated from the Bank, 2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and 3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type, and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income, a component of noninterest income.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are initially held for sale and are recorded at fair value on the date of transfer, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation are included in net expenses from foreclosed assets.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets, which generally range from 3 to 40 years.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized.

Corporation Owned Life Insurance

The Corporation has purchased life insurance policies on certain key executives and directors. Corporate owned life insurance is recorded at its cash surrender value, or the amount that can be realized, as of the balance sheet date.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under commercial letters of credit, and standby letters of credit. Such financial instruments are recorded only when they are funded.

Restricted Common Stock Awards

The measurement of total compensation cost for restricted common stock awards is based upon the fair value of the shares at the grant date. Compensation expense is recognized on a prorata basis over the vesting period of the award. The unearned compensation value of the restricted stock awards is shown as a reduction of shareholders' equity.

Common Stock Options

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. No options were granted in 2005 and 2004 and all previously granted options were fully vested prior to the beginning of 2004. Therefore, there would be no effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) Statement No. 123R, Share-Based Compensation. The provisions of SFAS 123R, which are required to be implemental effective January 1, 2006, are not expected to have an impact on the financial statements.

Federal Income Taxes

Federal income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recorded or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As changes in income tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. There has been no valuation allowances recorded against the deferred tax assets.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding common stock options and restricted stock awards. All shares and per share amounts have been adjusted for the 5 for 1 stock split paid in July 2005 and the 20 for 1 stock split paid in June 2004.

Earnings per common share have been computed as follows for the year ended December 31:

	2005	2004
Basic
Net income	$2,151,089	$2,019,459
Weighted average common shares outstanding	184,342	184,540

Basic earnings per common share	$11.67	$10.94

Diluted
Net income	$2,151,089	$2,019,459

Weighted average number of common shares outstanding	184,342	184,540

Add: effect of dilutive options	470	1,070

Average number of shares and dilutive potential common shares	184,812	185,610

Diluted earnings per common share	$11.64	$10.88

Due to an error in the calculation, the amount reported for diluted earnings per share ($11.64) presented in these financial statements for the year ended December 31, 2005 is different than the amount ($11.54) originally presented in the 2005 annual report.

Repurchases of Common Stock

The Corporation accounts for repurchases of its common stock through a reduction of the common stock outstanding balance.

Reclassification

Certain amounts as reported in the 2004 consolidated financial statements have been reclassified to conform with the 2005 presentation. In addition, certain reclassifications have been made to the December 31, 2005 income statement from amounts presented in the annual reports to those presented in this filing. Such reclassifications had no impact on the net income reported.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SECURITIES

The amortized cost and fair value of available for sale securities with gross unrealized gains and losses are as follows as of December 31:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2005
U. S. Government and federal agencies	$8,223,218	$-	$(120,323)	$8,102,895
States and political subdivisions	9,575,843	304,943	(30,468)	9,850,318
Mortgage-backed securities	20,875,375	11,698	(428,233)	20,458,840

Total	$38,674,436	$316,641	$(579,024)	$38,412,053

2004
U. S. Government and federal agencies	$5,749,999	$233	$(25,899)	$5,724,333
States and political subdivisions	8,407,404	466,423	-	8,873,827
Mortgage-backed securities	24,845,891	40,186	(195,056)	24,691,021

Total	$39,003,294	$506,842	$(220,955)	$39,289,181

Securities with carrying values of approximately $10,064,000 and $14,875,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, repurchase agreements and Federal Home Loan Bank borrowings or for other purposes as permitted or required by law.

The amortized cost and fair value of securities by contractual maturity at December 31, 2005 are as follows:

	Amortized Cost	Fair Values

Due in one year or less	$1,829,293	$1,832,275
Due after one year through five years	8,852,766	8,945,841
Due after five years through ten years	6,214,667	6,202,911
Due after ten years	902,335	972,186

Subtotal	17,799,061	17,953,213
Mortgage backed securities	20,875,375	20,458,840

Total	$38,674,436	$38,412,053

During 2005 and 2004, proceeds from sales of available-for-sale securities amounted to approximately $2,174,878 and $10,378,784, respectively. Gross realized gains during 2005 and 2004 amounted to $738 and $114,523, respectively, while gross realized losses during 2005 and 2004 amounted to $9,000 and $39,351, respectively.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information pertaining to securities with unrealized losses at December 31, 2005 and 2004, aggregated by investment category and the length of time that individual securities have been in a continuous loss position is as follows:

	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

2005

Mortgage-backed securities	$6,685,652	$(105,684)	$12,432,004	$(322,549)	$19,117,656	$(428,233)
States and political subdivisions	1,645,825	(16,286)	732,458	(14,182)	2,378,283	(30,468)
U.S. Government and federal
agencies	5,155,833	(67,384)	2,947,061	(52,939)	8,102,894	(120,323)

Total temporary impaired	$13,487,310	$(189,354)	$16,111,523	$(389,670)	$29,598,833	$(579,024)

2004

Mortgage-backed securities	$17,038,470	$(135,450)	$2,558,765	$(59,606)	$19,597,235	$(195,056)
U.S. Government and federal
agencies	4,724,101	(25,899)	-	-	4,724,101	(25,899)

Total temporary impaired	$21,762,571	$(161,349)	$2,558,765	$(59,606)	$24,321,336	$(220,955)

At December 31, 2005, the pool of variable rate mortgage-backed securities from Freddie Mac have unrealized losses with aggregate depreciation of 3.1% and the pool of variable rate mortgage-backed securities from Fannie Mae have a 2.2% unrealized loss. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities for the foreseeable future no declines are deemed to be other then temporary.

Other securities consist of the following at December 31:

	2005	2004

Federal Reserve Bank stock	$300,000	$300,000
Federal Home Loan Bank stock	1,387,000	1,358,300
Farmer Mac stock	11,228	11,228

Total	$1,698,228	$1,669,528

3.	LOANS

The Bank grants commercial, consumer and residential mortgage loans to customers situated primarily in Western Michigan. The ability of the Bank's debtors to honor their contracts is dependent upon the general economic conditions in this area. Substantially all of the consumer and residential loans are secured by various items of property, while commercial loans are secured primarily by business assets and personal guarantees; a portion of loans are unsecured.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major loan classifications are as follows at December 31:

	2005	2004

Mortgage loans on real estate
Residential 1-4 family	$35,347,368	$30,653,149
Commercial	61,490,233	56,134,964
Construction	5,213,617	2,662,388
Equity lines of credit	11,238,091	11,322,332
Total mortgage loans on real estate	113,289,309	100,772,833

Commercial	27,367,074	24,201,764

Consumer installment loans	10,086,776	9,609,563

Total loans	150,743,159	134,584,160
Less
Allowance for loan losses	1,673,966	1,656,633
Net deferred loan fees	70,522	67,559

Net loans	$148,998,671	$132,859,968

The following is a summary of information pertaining to impaired and non-accrual loans:

	December 31,
	2005	2004

Impaired loans without a valuation allowance	$102,361	$22,497
Impaired loans with a valuation allowance	372,653	1,487,529

Total impaired loans	$475,014	$1,510,026

Valuation allowance related to impaired loans	$83,010	$273,241

Loans on nonaccrual status	$475,014	$174,265

Loans past due 90 days accruing interest	$-	$55,195

	Year Ended December 31,
	2005	2004

Average investment in impaired loans	$654,343	$650,269

Interest income recognized on impaired loans	$53,561	$45,773

Interest income recognized on a cash basis on
impaired loans	$31,449	$44,451

No additional funds were committed to be advanced in connection with impaired loans.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ALLOWANCE FOR LOAN LOSSES

The following is a summary of the changes in the allowance for loan losses for the years ended December 31:

	2005	2004

Balance, beginning of year	$1,656,633	$1,749,113

Provision for loan losses	120,000	-
Loans charged off	(147,483)	(168,313)
Recoveries	44,816	75,833

Balance, end of year	$1,673,966	$1,656,633

5.	SERVICING

The Bank services loans for others which generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and taxing authorities, and processing foreclosures. Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgages and other loans serviced for others were approximately $74,617,000 and $79,071,000 at December 31, 2005 and 2004, respectively.

The fair values of servicing rights were $336,000 and $467,000 respectively, at December 31, 2005 and 2004. The fair value of servicing rights was determined using discount rates of 8.5%, prepayment speeds ranging from 11.9% to 13.44%, depending upon the stratification of the specific right, and a weighted average default rate of .32%. Amortization of mortgage servicing rights was approximately $194,000 in 2005 and $167,000 in 2004.

6.	PREMISES AND EQUIPMENT, NET

A summary of the cost and accumulated depreciation of premises and equipment is as follows at December 31:

	2005	2004

Land	$521,336	$521,730
Building and improvements	4,658,000	4,634,602
Furniture and equipment	3,673,177	3,456,481

Total	8,852,513	8,612,813
Less accumulated depreciation	4,621,616	4,177,846

Premises and equipment, net	$4,230,897	$4,434,967

Depreciation expense amounted to $443,859 and $491,423, in 2005 and 2004, respectively.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	DEPOSITS

The following is a summary of the distribution of deposits at December 31:

	2005	2004

Interest bearing
Money market and NOW accounts	$39,173,653	$32,439,308
Savings	22,341,799	28,233,730
Time, $100,000 and over	15,943,727	10,641,000
Other time	55,541,874	52,540,742

Total interest bearing	133,001,053	123,854,780

Noninterest bearing demand	32,480,336	29,110,341

Total deposits	$165,481,389	$152,965,121

Interest expense on time deposits issued in denominations of $100,000 or more was $469,621 in 2005 and $442,944 in 2004.

Scheduled maturities of time deposits for the years succeeding December 31, 2005 are as follows:

Year	Amount

2006	$32,614,465
2007	25,240,389
2008	10,464,490
2009	2,881,519
2010	256,928
Thereafter	27,810

Total	$71,485,601

8.	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Certain U.S. government agency securities were pledged to secure the repurchase agreements as discussed in Note 2. Such securities remain under the control of the Bank. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information concerning securities sold under agreements to repurchase is summarized as follows as of or for the year ended December 31:

	2005	2004

Amount outstanding at year end	$10,378,666	$6,709,471
Weighted average interest rate at year end	2.78%	1.64%
Average daily balance during the year	$4,094,129	$3,206,233
Weighted average interest rate during the year	2.15%	.96%

9.	FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank consist of the following amounts at December 31:

Maturity Date	Interest Rate	2005	2004

June 19, 2006	4.67%	$5,000,000	$-
December 4, 2006	5.16%	2,500,000	2,500,000
January 12, 2010	5.83%	2,000,000	2,000,000
November 3, 2010	5.95%	2,000,000	2,000,000
December 20, 2010	4.98%	5,000,000	5,000,000
March 21, 2011	3.99%	-	5,000,000

Total		$16,500,000	$16,500,000

Several of the advances are subject to prepayment penalties. All advances, excluding the $2,500,000 advance due in 2006, have fixed rates but may be converted to variable rate at the FHLB's option. If the conversion feature is exercised, the advance may be prepaid without penalty. The advances are collateralized by specific U.S. government agency mortgage-backed securities totaling $4,451,107 and $6,472,439 at December 31, 2005 and 2004, respectively and a blanket lien on all first mortgage loans.

10.	INCOME TAXES

The provision for income taxes consists of the following components for the year ended December 31:

	2005	2004

Currently payable	$813,000	$619,478
Deferred (benefit)	(109,000)	10,626

Federal income taxes	$704,000	$630,104

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between federal income tax expense reported and the amount computed by applying the statutory federal income tax rate of 34% to income before federal income taxes is as follows for the year ended December 31:

	2005	2004

Tax at statutory rate	$971,000	$900,851
Effect of tax-exempt interest income	(164,000)	(165,347)
Nondeductible interest expense	14,000	12,109
Income related to life insurance policies	(62,000)	(105,488)
Other - net	(55,000)	(12,021)

Federal income taxes	$704,000	$630,104

Deferred tax assets and liabilities consist of the following amounts at December 31:

	2005	2004

Deferred tax assets
Deferred compensation	$772,786	$684,292
Allowance for loan losses	417,912	412,018
Net unrealized depreciation on securities
available for sale	89,210	-
Deferred loan fees	24,010	22,970
Other	7,854	4,258

Total deferred tax assets	1,311,772	1,123,538

Deferred tax liabilities
Premises and equipment	(141,039)	(161,408)
Mortgage servicing rights	(114,255)	(158,885)
Net unrealized appreciation on securities
available for sale	-	(97,200)
Investment in West Shore Computer Services	(47,867)	(47,867)
Other	(169,605)	(114,582)

Total deferred tax liabilities	(472,766)	(579,942)

Net deferred tax assets	$839,006	$543,596

11.	EMPLOYEE BENEFIT PLANS

The Corporation maintains a defined contribution profit sharing 401(k) plan for substantially all employees. Under the Plan, employees may make voluntary contributions based on a percentage of compensation. The Plan allows the Corporation, at the discretion of the Board of Directors, to provide an annual profit sharing and/or matching contributions. The Corporation's profit sharing contribution to the Plan was $200,000 and $165,000 in 2005 and 2004. Additionally, the Corporation made 401(k) matching contributions to the Plan of $70,000 and $72,000 in 2005 and 2004, respectively.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	COMMON STOCK INCENTIVE PLAN

A common stock incentive plan was established during 1998 for directors, officers, and other key employees of the Corporation and its subsidiaries. The Plan authorizes the issuance of up to 9,000 common shares in the form of stock options and restricted stock awards. Options for the purchase of common shares by non-employee directors and key employees are granted at the market price on the date of the grant. Stock options awarded to non-employee directors are fully vested on the date of grant and expire five years from the date of grant. Stock options awarded to key employees are fully vested on the date of grant and expire ten years from the date of grant.

Certain shares are awarded under the restricted stock provisions of the plan. The shares are awarded at market price and vest at the rate of 20% per year, beginning the year following the date the grant was awarded. Shares are earned and compensation expense is recorded over the expected vesting of the awards. Compensation expense related to restricted stock awards was $43,387 and $50,770 for 2005 and 2004, respectively.

A summary of the activity in the plan is as follows:

	Stock Options		Restricted Stock
	Number of Options	Weighted Average Exercise Price	Number of Shares	Weighted Average Grant Date Fair Value

Balance outstanding January 1, 2004	2,817	$137.80	1,040	$146.04
Vested	-		(355)
Exercised	(138)	124.60	-

Balance outstanding December 31, 2004	2,679	138.60	685	147.61
Forfeitures	(59)		(25)
Vested	-		(280)
Exercised	(575)	147.70	-

Balance outstanding December 31, 2005	2,045	142.46	380	151.90

No options or restricted stock awards were granted in 2005 or 2004. No further options are available for future grant under the current plan.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding at December 31, 2005 were as follows:

	Outstanding and Exercisable
Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise

$133.35	390	5.0
140.00	1,147	4.9
155.00	508	5.6

Outstanding at year-end	2,045	5.1 years	$142.46

13.	DEFERRED COMPENSATION PLANS

The Corporation instituted a Director Deferred Compensation Plan in 1994, whereby directors may periodically defer a portion of current compensation. The Corporation has committed to pay to the directors, or the directors' designated beneficiaries or survivors, the total amount of deferred compensation plus accumulated interest at or following retirement. Interest is added to the accumulated deferred compensation liability at a periodic compound rate. The agreement also addresses termination, disability or death prior to retirement. The deferred compensation expense related to the plan for 2005 and 2004 was $111,250 and $98,250, respectively. The accrued deferred compensation liability was, including interest, $1,851,463 and $1,658,185 as of December 31, 2005 and 2004, respectively, and is included in other liabilities.

The Corporation also has deferred compensation agreements with four officers. The agreements provide for payments over a 15 year period, beginning at retirement. The expense related to the plan for 2005 and 2004 was $71,870 and $56,560, respectively. The accrued deferred compensation liability was $421,438 and $354,438 as of December 31, 2005 and 2004, respectively, and is included in other liabilities.

14.	RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Corporation, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At December 31, 2005 and 2004, the Corporation had approximately $2,465,000 and $2,279,000, respectively, in outstanding loans to director and executive officers. During 2005, total principal additions were approximately $979,000 and principal payments were approximately $793,000.

Related party deposits totaled approximately $1,529,000 and $1,131,000 at December 31, 2005 and 2004, respectively.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	OFF BALANCE-SHEET RISK ACTIVITIES

Credit-Related Financial Instruments

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policy in making commitments, including collateral, as it does for on-balance-sheet instruments; no significant losses are anticipated as a result of these commitments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contractual Amount
	2005	2004

Commitments to grant loans	$6,558,000	$4,842,000
Commercial unused lines of credit	8,647,000	9,233,000
Consumer unused lines of credit	8,262,000	6,616,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are sometimes uncollateralized and usually do not contain a specified maturity date and might not be drawn upon to the total extent to which the Bank is committed.

Substantially all of the commitments to make loans at December 31, 2005 were made at fixed rates ranging from 7.5% to 8.5%. These commitments generally have termination dates of one year or less and may require a fee. Since many of the above commitments expire without being used, the above amounts do not necessarily represent future cash commitments. No losses are anticipated as a result of these transactions.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Risk Management -Loan Instruments

The Bank enters into rate lock commitments to extend credit to borrowers for generally a thirty-day or sixty-day period for the origination and/or purchase of loans. Unfunded loans for which rate lock commitments have been entered into are called "pipeline loans." Some of these rate lock commitments will ultimately expire without being completed. To the extent that a loan is ultimately granted and the borrower ultimately accepts the terms of the loan, these rate lock commitments expose the Bank to variability in their fair value due to changes in interest rates. If interest rates increase, the value of these rate lock commitments decreases. Conversely, if interest rates decrease, the value of these rate lock commitments increases.

To mitigate the effect of interest rate risk, the Bank enters into offsetting forward loan sale commitments. The contracts allow for cash settlement. The forward loan sale commitments lock in an interest rate and price for the sale of loans, similar to the specific rate lock loan commitments.

The notional and fair value amounts of the undesignated interest rate lock commitments and of the undesignated forward lock commitments were not significant at December 31, 2005 or 2004.

16.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. The fair values of certain financial instruments and all nonfinancial instruments are excluded from disclosure. These include, among other elements, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

Fair values for securities, excluding restricted securities, are generally based on quoted market prices. The carrying value of restricted securities approximates fair value.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans Receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., real estate mortgage, agricultural, commercial and installment) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The resulting amounts are adjusted to estimate the effect of declines, if any, in the credit quality of borrowers since the loans were originated. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair values for demand deposits (e.g., interest and noninterest bearing checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable rate, fixed-term money market accounts, and certificates of deposit and other variable time deposits approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term Borrowings

The fair values of the Corporation's long-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate fair values.

Off-Balance-Sheet Credit-Related Instruments

Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Corporation's financial instruments was as follows at December 31, 2005 and 2004:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands of dollars)
Financial assets
Cash and cash equivalents	$14,413	$14,413	$12,743	$12,743
Securities available for sale	38,412	38,412	39,289	39,289
Restricted securities	1,698	1,698	1,670	1,670
Loans held for sale	418	418	166	166
Loans, net	148,999	147,825	132,860	130,926
Accrued interest receivable	1,132	1,132	943	943

Financial liabilities
Deposits	$(165,481)	$(165,319)	$(152,965)	$(154,480)
Short-term borrowings	(10,379)	(10,377)	(6,709)	(6,709)
Federal Home Loan Bank advances	(16,500)	(16,406)	(16,500)	(16,328)
Accrued interest payable	(168)	(168)	(169)	(169)

17.	REGULATORY MATTERS

Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, capital and certain off-balance-sheet items as defined in the regulations and calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measurements established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Corporation and the Bank's actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the table:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(in millions of dollars)
2005

Total capital (to risk weighted assets)
Consolidated	$22.7	14.6%	$12.4	8.0%	$	N/A	N/A	%
Bank	22.2	14.3	12.4	8.0		15.5	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	21.0	13.5	6.2	4.0		N/A	N/A
Bank	20.6	13.3	6.2	4.0		9.3	6.0
Tier 1 capital (to average assets)
Consolidated	21.0	9.3	9.1	4.0		N/A	N/A
Bank	20.6	10.0	8.3	4.0		10.3	5.0

2004

Total capital (to risk weighted assets)
Consolidated	$21.4	15.2%	$11.3	8.0%	$	N/A	N/A	%
Bank	20.8	14.8	11.2	8.0		14.1	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	19.7	14.0	5.6	4.0		N/A	N/A
Bank	19.2	13.7	5.6	4.0		8.4	6.0
Tier 1 capital (to average assets)
Consolidated	19.7	9.1	8.7	4.0		N/A	N/A
Bank	19.2	9.8	7.9	4.0		9.8	5.0

Restrictions on Cash and Amounts Due from Banks

The Bank is required by regulatory agencies to maintain legal cash reserves based on the level of certain customer deposits. Required reserve balances were $1,029,000 and $1,120,000 at December 31, 2005 and 2004, respectively.

Restrictions on Dividends, Loans and Advances

Federal and State banking regulations place certain restriction on the amounts of loans or advances that can be extended to the Corporation by the Bank, along with restrictions of dividends that can be paid to the Corporation by the Bank. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank. Loans or advances are limited to 25 percent of the Bank's capital stock and surplus on a secured basis. During the year 2005, the amount of funds available for dividend distribution without regulatory approval was approximately $3,322,000. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

VALLEY RIDGE FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONTINGENCIES

Environmental Issues

As a result of acquiring real estate from foreclosure proceedings, the Bank is subject to potential claims and possible legal proceedings involving environmental matters. No such claims have been asserted as of December 31, 2005.

19.	OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive loss components and related deferred income taxes were as follows for the year ended December 31:

	2005	2004

Unrealized holding losses on available-
for-sale securities arising during the year	$(556,532)	$(359,866)
Reclassification adjustments for realized
(gains) losses included in income	8,262	(75,172)

Comprehensive loss before income taxes	(548,270)	(435,038)
Income tax benefit	186,412	147,915

Other comprehensive loss	$(361,858)	$(287,123)

RIGHTS OF DISSENTING SHAREHOLDERS

          Under the provisions of Section 762 of the MBCA, any Valley Ridge shareholder may dissent from the proposed Merger and be paid the "fair value" of his or her shares by complying with the procedures set forth in Sections 761 through 774 of the MBCA. Any shareholder who does not vote for approval of the Plan of Merger at the special meeting of Valley Ridge shareholders, and who delivers written notice of dissent to Valley Ridge at or before the special meeting, has the right to receive from Valley Ridge the fair value of his or her shares if the Plan of Merger is approved by the shareholders and the proposed Merger is consummated. A shareholder may not dissent as to less than all of the shares beneficially owned by him or her.

          A shareholder who wishes to dissent must follow certain required procedures. To claim dissenters' rights, a shareholder must:

                    (i)          not vote for or consent in writing to approval of the Plan of Merger (there is no requirement that a shareholder vote against approval of the Plan of Merger); and

                    (ii)          deliver to Valley Ridge, before the vote is taken on the Plan of Merger, a separate written notice of dissent (voting against approval of the Plan of Merger will not satisfy this requirement). The notice must state that the shareholder intends to demand payment for his or her shares if the Plan of Merger is approved by the shareholders and the transactions contemplated by the Plan of Merger are taken.

          Within 10 days after the date on which the shareholders approve the Plan of Merger, Valley Ridge must give notice to each shareholder who properly demanded the right to receive the fair value of his or her shares. Within 30 days (or such longer period not to exceed 60 days as may be permitted by Valley Ridge) of the date the notice is delivered, the shareholder must file with Valley Ridge a written demand for payment, certify that he or she acquired beneficial ownership of the shares before the date of the first announcement of the terms of the Plan of Merger to the news media or Valley Ridge's shareholders, and deposit his or her certificates in accordance with the terms of the notice. A shareholder who properly demands payment and deposits his or her share certificates retains all other rights of a shareholder until those rights are canceled or modified by the taking of the actions contemplated by the Plan of Merger. A shareholder who does not demand payment or deposit his or her share certificates as required in the notice loses his or her dissenters' rights.

          A notice of election to dissent may be withdrawn only with the consent of Valley Ridge. If the notice is withdrawn, the transactions contemplated by the Plan of Merger do not occur, a court determines that the shareholder is not entitled to payment, or the shareholder otherwise loses his or her dissenters' rights, the shareholder will not be entitled to receive the payment demanded for his or her shares, and he or she will be reinstated to his or her rights as a shareholder as of the date the notice was filed.

          Within seven days after completion of the transactions contemplated by the Plan of Merger or receipt by Valley Ridge of the demand for payment, whichever occurs later, the Combined Organization must send to the dissenting shareholder the amount that the Combined Organization estimates to be the fair value of his or her shares plus accrued interest. The Combined Organization must send the payment with a balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the most recent interim financial statements of ChoiceOne or Valley Ridge. In addition, the Combined Organization must send the payment with a statement of the Combined Organization's estimate of the fair value of the shareholder's shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment based on the dissenting shareholder's estimate of the fair value of his or her shares.

          Within 30 days after the Combined Organization has made or offered payment for the shares, the shareholder may notify the Combined Organization in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of that estimate, less any payment already forwarded by the Combined Organization. The shareholder's right to pursue further a differing amount for his or her shares terminates if he or she fails to act within that 30-day period.

          If the shareholder demands an amount for his or her shares different than that paid or offered by the Combined Organization, then, within 60 days after receiving the shareholder's demand for payment of a different amount, the Combined Organization may file an action asking the court to determine the fair value of the shareholder's shares and accrued interest. If the Combined Organization does not file the action within the 60-day period, the Combined Organization will be required to pay the dissenting shareholder the amount he or she has demanded.

          In the action, the court may, pursuant to the agreement of the parties, submit the matter to a referee selected by the parties and approved by the court. The referee will conduct proceedings in the matter and prepare a report containing proposed findings of fact and conclusions of law and the referee's recommended judgment. The referee is given full power to conduct and regulate the proceeding. After the referee files the report with the court, each party has 45 days after the party is served with notice of the filing to serve written objections to the report on the other party. The court may extend the period for serving the objections. Either party may, by motion, ask the court to take action on the report or object to it. After a hearing, the court may adopt the report, receive further evidence, modify the report, or instruct the referee to take further action on it. The adoption of the report is treated as a final judgment and is subject to the same review as any other judgment of the court. The parties and the referee, subject to the court's approval, determine the amount and manner of payment of the referee's compensation.

          A copy of Sections 761 through 774 of the MBCA is attached as Appendix C to this Prospectus and Proxy Statement.

          ChoiceOne and Valley Ridge are not obligated to complete the Merger if dissenters' rights are exercised by Valley Ridge shareholders with respect to a number of shares of Valley Ridge Common Stock which, in the aggregate, exceed 10% of the total number of outstanding shares of Valley Ridge Common Stock. (See "The Merger--Conditions to the Merger and Abandonment.") ChoiceOne and Valley Ridge will require strict compliance with Sections 761 through 774 of the MBCA by any shareholder seeking to assert dissenters' rights.

          Shareholders of Valley Ridge who do not want to vote in favor of approval of the Plan of Merger, but who also do not wish to perfect dissenters' rights pursuant to the MBCA, would continue to have the ability to sell their shares in the open market until the Merger becomes effective if approved.

          Shareholders of Valley Ridge who desire to assert dissenters' rights may send a written notice of dissent to Mr. Richard L. Edgar, Valley Ridge Financial Corp., 450 W. Muskegon, Kent City, Michigan 49330.

          THE DISCUSSION OF RIGHTS OF DISSENTING SHAREHOLDERS ABOVE DOES NOT CONSTITUTE LEGAL ADVICE. SHAREHOLDERS SEEKING TO EXERCISE AND PERFECT DISSENTERS' RIGHTS SHOULD SEEK LEGAL COUNSEL.

VOTING AND MANAGEMENT INFORMATION

Voting Securities and Principal Shareholders of ChoiceOne

          The following table shows certain information concerning the number of shares of ChoiceOne Common Stock held as of August 25, 2006, by each of ChoiceOne's directors, each of the named executive officers, and all of ChoiceOne's directors and executive officers as a group:

Amount and Nature of Beneficial Ownership of
ChoiceOne Common Stock(1)
Name of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Stock Options	Total Beneficial Ownership	Percent of Class

Frank G. Berris	22,657			22,657	1.36%
James A. Bosserd	5,067	2,302	6,847	14,216	*
William F. Cutler, Jr.		29,288		29,288	1.76%
Lewis G. Emmons	15,027			15,027	*
Stuart Goodfellow	32,960	4,525		37,485	2.26%
Bruce A. Johnson	7,878			7,878	*
Paul L. Johnson		35,016		35,016	2.11%
Louis D. Knooihuizen	3,229		2,222	5,492	*
Jon E. Pike	3,095	14,301		17,396	1.05%
Linda R. Pitsch	2,716	42	2,248	5,006	*
Kelly Potes	468	3,460	1,858	5,786	*
Andrew W. Zamiara	842	8,789		9,631	*

All directors and executive officers as a group(3)	97,763	117,059	18,749	233,571	14.06%
_______________________________
*Less than 1%
(1)

The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Currently outstanding shares of ChoiceOne Common Stock will not be exchanged as part of the Merger.

(2)

These numbers include shares as to which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, certain relatives and minor children over whom the listed person may have influence by reason of relationship.

(3)

Total beneficial ownership includes 16,893 shares of ChoiceOne Common Stock held by the ChoiceOne Bank 401(k) and Employee Stock Ownership Plan in the accounts of employees, of which executive officers of ChoiceOne are administrators. Of the 16,893 shares of ChoiceOne Common Stock in this plan, the directors and executive officers have included 4,559 shares in this table as beneficially owned with sole voting and dispositive power. The remaining 12,344 shares are reported as beneficially owned with shared voting or dispositive power and the officers and directors disclaim beneficial ownership of such shares. Total beneficial ownership includes 2,063 shares of ChoiceOne Common Stock held by the Rotary Kurtz Fund Trust and are reported as beneficially owned with shared voting or dispositive power by Mr. Potes. Mr. Potes disclaims beneficial ownership of such shares.

Five Percent Shareholders

          At August 25, 2006, ChoiceOne knows of no person who beneficially owns more than five percent of the outstanding shares of ChoiceOne Common Stock.

Voting Securities and Principal Shareholders of Valley Ridge

          Holders of record of shares of Valley Ridge Common Stock at the close of business on September 1, 2006, will be entitled to vote at the special meeting of shareholders on October 12, 2006, and any adjournment of that meeting. As of September 1, 2006, there were 184,870 shares of Valley Ridge Common Stock issued and outstanding, held by 282 shareholders of record. Each share of Valley Ridge Common Stock is entitled to one vote on each matter presented for shareholder action.

          The following table sets forth information concerning the number of shares of Valley Ridge Common Stock held as of August 25, 2006, by each shareholder who is known to Valley Ridge management to have been the beneficial owner of more than 5% of the outstanding shares of Valley Ridge Common Stock as of that date:

Amount and Nature of Beneficial Ownership of
Valley Ridge Common Stock(1)
Name and Address of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Total Beneficial Ownership	Percent of Class	ChoiceOne Common Stock to be Received in Merger(5)

Robert C. Humphreys 18356 Hall Rd. Casnovia, MI 49318	7,365	6,195	13,560	7.34%	115,260

Valley Ridge Profit Sharing Plan & Trust(4) c/o Valley Ridge Bank 450 West Muskegon Avenue Kent City, MI 49330	--	16,935	16,935	9.20%	143,947
_____________________________
(Footnotes begin on next page.)

          The following table shows certain information concerning the number of shares of Valley Ridge Common Stock held as of August 25, 2006, by each of Valley Ridge's directors, each of the named executive officers, and all of Valley Ridge's directors and executive officers as a group:

Amount and Nature of Beneficial Ownership of
Valley Ridge Common Stock(1)
Name of Beneficial Owner	Sole Voting and Dispositive Power		Shared Voting or Dispositive Power(2)	Stock Options(3)	Total Beneficial Ownership(3)		Percent of Class	ChoiceOne Common Stock to be Received in Merger(5)

Jerome B. Arends	3,555		2,185	-0-	5,740		3.11%	48,790
K. Timothy Bull	5,676		365	60	6,101		3.30%	51,858
Richard L. Edgar	6,673	(4)	2,081	435	9,189	(4)	4.97%	78,106
Gary Gust	4,111		3,620	-0-	7,731		4.18%	65,713
Ronald L. Hansen	1,200		137	244	1,581		*	13,438
Robert C. Humphreys	7,365		6,195	-0-	13,560		7.34%	115,260
Robert L. Karpinski	-0-		1,511	244	1,755		*	14,917
Michael E. McHugh	3,293	(4)	250	327	3,870	(4)	2.10%	32,895
Dennis C. Nelson	965		-0-	-0-	965		*	8,202
Donald VanSingel	585		730	124	1,439		*	12,231

All directors and executive officers as a group	34,652	(4)	18,157	1,542	54,351	(4)	29.40%	461,983

_______________________________
(1)

The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by that person.

(2)

These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the listed person may have influence by reason of relationship.

(3)	These numbers include shares that may be acquired by the exercise of stock options granted under the Stock Incentive Plan of 1998 within 60 days.

(4)

Mr. Edgar and Mr. McHugh may be considered to have voting and/or dispositive control over 16,935 shares of Valley Ridge Common Stock held by the Valley Ridge Profit Sharing Plan & Trust by reason of the capacities in which they serve at Valley Ridge and Valley Ridge Bank. The number of shares reported as beneficially owned by Mr. Edgar excludes, and Mr. Edgar disclaims beneficial ownership of, 10,262 shares of Valley Ridge Common Stock held by the Valley Ridge Profit Sharing Plan & Trust. The number of shares reported as beneficially owned by Mr. McHugh excludes, and Mr. McHugh disclaims beneficial ownership of, 13,973 shares of Valley Ridge Common Stock held by the Valley Ridge Profit Sharing Plan & Trust.

(5)

This column reflects the number of shares of ChoiceOne Common Stock to be issued to the specified person in exchange for the number of shares of Valley Ridge Common Stock as of August 25, 2006 held by such person shown above (assuming all stock options are exercised and converted into shares of ChoiceOne Common Stock).

Directors and Executive Officers

          ChoiceOne's board of directors after the Merger will be divided into three classes, which will be as nearly equal in number as possible. Each class of directors will serve a successive three-year term of office.

          Biographical information concerning the persons who will be directors and executive officers of ChoiceOne after the Merger is presented below. Except as otherwise indicated, all of the named individuals have had the same principal employment for over five years. Executive officers will be appointed annually and serve at the pleasure of the board of directors of ChoiceOne.

          Directors With Terms Expiring in 2007

          Frank Berris (age 59) is President and Chief Executive Officer of and owns American Gas & Oil, Inc., a distributor of petroleum products and operator of gas stations. Mr. Berris is also a member of the Michigan Petroleum Association/Michigan Association of Convenience Stores. Mr. Berris has been a director of ChoiceOne and ChoiceOne Bank since August 1991.

          Stuart Goodfellow (age 62) owns Goodfellow Blueberry Farms and Goodfellow Vending Services, L.L.C., a vending company. Mr. Goodfellow is also past Vice President and a director of the Michigan Blueberry Growers Association. Mr. Goodfellow has been a director of ChoiceOne and ChoiceOne Bank since August 1991.

          Gary Gust (age 61) has been a director of Valley Ridge and/or Kent City State Bank ("Kent City"), which was consolidated with The Grant State Bank ("Grant") on December 6, 1996 to form Valley Ridge Bank (the "Consolidation"), since 1991. Mr. Gust is President and sole shareholder of Gust Construction Company, a general contractor.

          Robert Humphreys (age 68) has been a director of Valley Ridge and/or Kent City since 1988. Mr. Humphreys has been Chairman of the Board of Valley Ridge and Valley Ridge Bank (and, before the Consolidation, Kent City) since 1993. Mr. Humphreys owns and operates Humphreys Orchards, a producer of fruit.

          Directors With Terms Expiring in 2008

          Jerome B. Arends (age 61) has been a director of Valley Ridge and/or Kent City since 1987. Mr. Arends was Chief Executive Officer and President of Ravenna Farm Equipment, Inc., a distributor of farm implements and equipment, until early 1999. Mr. Arends was Store Manager and a salesman for Kent Power Equipment, Inc., a distributor of farm equipment, from 1999 until his retirement in 2000.

          K. Timothy Bull (age 58) has been a director of Valley Ridge and/or Kent City since 1993 and was also a director of Valley Ridge from 1988 until 1991. Mr. Bull is President and sole shareholder of Moon Lake Orchards, Inc., a producer of fruit.

          Dennis Nelson (age 58) has been a director of Valley Ridge since it merged with Community Bank Corporation ("Community") on July 1, 1996 (the "Valley Ridge/Community Merger") and was a director of Community and/or Grant, the subsidiary bank of Community, from 1985 until the Valley Ridge/Community Merger. Mr. Nelson is a dentist practicing in Grant, Michigan.

          Jon E. Pike (age 65) is a Certified Public Accountant and Chairman of Beene Garter LLP, Certified Public Accountants, of Grand Rapids, Michigan. Mr. Pike has been Chairman of the Board of Directors since August 1998 and a director of ChoiceOne and ChoiceOne Bank since September 1990. Mr. Pike serves as a director of Porter Hills Retirement Community and Services and Sparta Foam, Inc.

          Donald VanSingel (age 63) has been Vice Chairman and a director of Valley Ridge since the Valley Ridge/Community Merger and was Chairman of Community and/or Grant from 1982 until the Valley Ridge/Community Merger and a director of Community and/or Grant from 1973 until the Valley Ridge/Community Merger. Mr. VanSingel has been a consultant for Governmental Consultant Services, Inc. since 1993. Prior to that, Mr. VanSingel served in the Michigan House of Representatives.

          Directors With Terms Expiring in 2009

          James Bosserd (age 57) has been a director of ChoiceOne and ChoiceOne Bank since he was appointed to those boards in April 2001. Mr. Bosserd has been President and Chief Executive Officer of ChoiceOne and ChoiceOne Bank since April 2001. Mr. Bosserd has also been President of ChoiceOne Insurance Agencies, Inc. since April 2001 and President of ChoiceOne Mortgage Company of Michigan since January 2002. Prior to joining ChoiceOne and ChoiceOne Bank, Mr. Bosserd was Senior Vice President-Retail Group Manager with Huntington National Bank, a commercial bank, since October 1997 and Senior Vice President-Private Banking Manager with Huntington National Bank since April 1999. Mr. Bosserd also served as President and Chief Executive Officer of FMB State Savings Bank, a commercial bank in Lowell, Michigan, from 1992 through 1997. Mr. Bosserd has also been a director of West Shore Computer Services, Inc., a data processing company in which ChoiceOne owns a 20% interest, since February 2002. Mr. Bosserd is a director of the Sparta Rotary Board, the Michigan Bankers' Association and the FFA Foundation.

          William F. Cutler Jr. (age 59) is the former Vice President of the H. H. Cutler Company, an apparel manufacturer. Mr. Cutler joined the H. H. Cutler Company in 1970 and served in various management and executive capacities until January 1994. The H. H. Cutler Company was sold to VF (Vanity Fair) Corporation in January 1994. Mr. Cutler has been a director of ChoiceOne and ChoiceOne Bank since October 1993. Mr. Cutler served as a director of the Sparta Health Center from 1981 until 1996.

          Richard L. Edgar (age 62) has been a director of Valley Ridge and/or Kent City since 1974. Mr. Edgar has been President and Chief Executive Officer of Valley Ridge since 1988, and President and Chief Executive Officer of Valley Ridge Bank (and, before the Consolidation, Kent City) since 1987. Prior to that, Mr. Edgar served Kent City in various management and other capacities since 1963. Mr. Edgar is also a director of West Shore Computer Services, Inc., a data processing company in which Valley Ridge Bank is a 20% shareholder.

          Paul Johnson (age 56) is President of and owns Falcon Resources, Inc. in Belmont, Michigan, a sales, engineering and design firm for the automotive and furniture industries. Mr. Johnson has been a director of ChoiceOne and ChoiceOne Bank since July 1999. Mr. Johnson has been a director of ChoiceOne Insurance Agencies, Inc. since November 2000.

          Andrew Zamiara (age 65) is a registered pharmacist and is the owner and President of Sparta Village Pharmacy, Inc. in Sparta, Michigan and Momber Hallmark in Rockford, Michigan. Mr. Zamiara has been a director of ChoiceOne and ChoiceOne Bank since August 1990.

          Executive Officers Who Are Not Directors

          Lee A. Braford (age 46) has been Vice President, Retail Loans/Sales Administration of ChoiceOne Bank since September 2001. Mr. Braford was elected an officer of ChoiceOne Mortgage Company of Michigan in 2003. Prior to his employment with ChoiceOne, Mr. Braford was employed by Bank West, a commercial bank in Grand Rapids, Michigan, from March 2001 until September 2001 and by Cornerstone University as an Events Director from September 1997 until January 2001. Before that, Mr. Braford was employed with ChoiceOne in various management capacities since August 1980. Mr. Braford is also President of the Sparta Community Foundation.

          Sheila Clark (age 50) has been a Vice President of Valley Ridge Bank since June 1999. Ms. Clark has been employed by Valley Ridge Bank since July of 1982 serving in various management and executive capacities. Prior to her employment with Valley Ridge Bank, Ms. Clark was owner/operator of a floral business since 1979. Ms. Clark was employed by Sparta State Bank (now ChoiceOne Bank) from Fall 1973 to Spring 1979. Ms. Clark also serves as a director of Mid-Michigan Banking Group.

          Terry Farr (age 43) has been Vice President, Commercial Loans of Valley Ridge Bank since June 1999. Mr. Farr has been an employee of Valley Ridge Bank since December 1989, serving in various management and executive capacities. Prior to that, Mr. Farr was employed by Farm Credit Services of West Michigan, a financial services organization, from January 1987 to December 1989.

          Mary J. Johnson (age 42) has been a Vice President of ChoiceOne Bank since September 1998. Prior to that, Ms. Johnson was employed by ChoiceOne Bank, serving in various management and executive capacities since April 1993. Ms. Johnson serves as an officer of Johnson & Johnson Builders, Inc., a construction company.

          Jacqueline L. Klahn (age 45) has been Vice President, Mortgage Loans of Valley Ridge Bank since May 2005. Ms. Klahn has been an employee of Valley Ridge Bank in Mortgage Loans since April 2001. Prior to that Ms. Klahn served in various Underwriting and Management positions with Countrywide Home Loans and Old Kent Mortgage Company, both mortgage related financial services organizations, from June 1993 until April 2001 and Charter Savings & Loan from August 1991 to June 1993.

          Louis D. Knooihuizen (age 56) has been Senior Vice President, Commercial Loans of ChoiceOne Bank since December 2001. Mr. Knooihuizen was elected an officer of ChoiceOne Mortgage Company of Michigan in 2003. Prior to his employment with ChoiceOne, Mr. Knooihuizen was employed by Bank West, a commercial bank in Grand Rapids, Michigan, as Senior Vice President, Commercial Loans since May 1999 and by National City Bank, a commercial bank, as Vice President, Commercial Loans since February 1995. Mr. Knooihuizen also serves as a director of Mid-Michigan Banking Group.

          Thomas L. Lampen (age 50), a Certified Public Accountant, has been Vice President and Chief Financial Officer of ChoiceOne Bank since January 1992 and Treasurer of ChoiceOne since April 1987. Mr. Lampen has been the Treasurer of ChoiceOne Insurance Agencies, Inc. since January 1996 and the Treasurer of ChoiceOne Mortgage Company of Michigan since January 2002. Prior to his employment with ChoiceOne, Mr. Lampen was employed by Grant Thornton, a national accounting firm.

          Michael E. McHugh (age 57) has been a director of Valley Ridge and/or Kent City since 1989. Mr. McHugh is Secretary, Treasurer and Chief Financial Officer of Valley Ridge. Mr. McHugh has also been Executive Vice President of Valley Ridge Bank (and, before the Consolidation, Kent City) since 1987.

          Linda R. Pitsch (age 58) has been a director of ChoiceOne and ChoiceOne Bank since December 1994 and Secretary of ChoiceOne and ChoiceOne Bank since February 1995. Ms. Pitsch also has served as Senior Vice President and Cashier of ChoiceOne Bank since January 1993. Ms. Pitsch has been an employee of ChoiceOne Bank since September 1969, serving in various management and executive capacities. Ms. Pitsch is a director of ChoiceOne Mortgage Company of Michigan and has served as its Secretary since January 2002. Ms. Pitsch has been a director and Secretary of the Board for ChoiceOne Insurance Agencies, Inc. since December 1998. Ms. Pitsch is an instructor at Davenport University, and President and a director of Strawberry Pines Condominium Association.

          Kelly Potes (age 44) has been Senior Vice President and General Manager of ChoiceOne Insurance Agencies, Inc. since January 2001. Prior to that, Mr. Potes was President of Kent-Ottawa Financial Advisors, Inc., a financial consulting firm, since December 1998 and Vice President, Retail Services of ChoiceOne Bank since May 1984. Mr. Potes has been a director of ChoiceOne Insurance Agencies, Inc. since January 2001. Mr. Potes serves as a Trustee of the Sparta Board of Education.

          Daniel Wheat (age 48) has been a Vice President of Valley Ridge Bank since June 1999 and First Vice President since 1997. Prior to his employment with Valley Ridge Bank, Mr. Wheat was employed by Grant as Vice President and Cashier since 1995 and also served in various management and executive capacities since June 1977. Mr. Wheat serves as Chairman of the Hospice of Michigan, CSG.

Compensation of Executive Officers and Directors of ChoiceOne

Summary of Executive Compensation

          The following table shows selected information concerning the compensation of James A. Bosserd, who served as ChoiceOne's Chief Executive Officer during 2005, Louis D. Knooihuizen, who served as the Senior Vice President, Commercial Loans during 2005, and Kelly Potes, who served as Senior Vice President and General Manager of ChoiceOne Insurance Agencies, Inc. during 2005, for services rendered to ChoiceOne and ChoiceOne Bank during each year in the three-year period ended December 31, 2005. No other executive officer received an aggregate annual salary and bonus of more than $100,000. ChoiceOne Bank compensated these individuals in the capacities indicated in the table.

SUMMARY COMPENSATION TABLE
Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compensation	Restricted Stock Awards	Number of Shares Underlying Options	LTIP Payouts	All Other Compensation(3)

James A. Bosserd Director, President and Chief Executive Officer of ChoiceOne and ChoiceOne Bank	2005 2004 2003	$163,000 154,424 147,395	$23,100 15,000 22,500			2,500 3,000 1,500		$ 7,806 6,071 23,305

Louis D. Knooihuizen Senior Vice President of ChoiceOne and SeniorVice President of ChoiceOne Bank	2005 2004 2003	$99,000 95,700 92,700	$7,920 5,000 10,000			750 750 500		$ 4,654 2,574 375

Kelly Potes Senior Vice President and General Manager of ChoiceOne Insurance Agencies, Inc.	2005 2004 2003	$91,425 70,060 70,787	$8,960 13,423 14,072			500 500 500		$ 4,287 2,729 2,395

(1)	Includes compensation deferred under ChoiceOne Bank's 401(k) and Employee Stock Ownership Plan and, for Mr. Bosserd, director fees paid by ChoiceOne and ChoiceOne Bank.

(2)	Includes compensation deferred under ChoiceOne Bank's 401(k) and Employee Stock Ownership Plan.

(3)

All other compensation in 2005 includes: (a) for Mr. Bosserd, a life insurance premium payment of $774, and an employer contribution under ChoiceOne Bank's 401(k) and Employee Stock Ownership Plan of $7,032; (b) for Mr. Knooihuizen, a life insurance premium payment of $764 and an employer contribution under ChoiceOne Bank's 401(k) and Employee Stock Ownership Plan of $3,890; and (c) for Mr. Potes, a life insurance premium payment of $90 and an employer contribution under ChoiceOne Bank's 401(k) and Employee Stock Ownership Plan of $4,197.

Stock Options

          The following tables provide information concerning stock options granted to the named executive officers during 2005 and unexercised options held as of December 31, 2005.

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants
Name	Number of Shares Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year		Exercise Price Per Share(1)	Expiration Date	Grant Date Present Value(2)

James A. Bosserd Louis D. Knooihuizen Kelly Potes	3,150 788 525	40.0 10.0 6.7	% % %	$ 21.43 21.43 21.43	1/19/2015 1/19/2015 1/19/2015	$ 16,065 4,019 2,678

(1)

The per share exercise price of each option is equal to the market value of ChoiceOne Common Stock on the date each option was granted. The number of options granted and the exercise price of each option has been adjusted due to a stock dividend in May 2005. Options were granted for a term of ten years. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. Options become exercisable over a period from the date of grant until three years after the date of grant. All options permit the option price to be paid by delivery of cash or other shares of ChoiceOne Common Stock owned by the option holder, including shares acquired through the exercise of other options.

(2)

Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder, if any, will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

	•	a stock price volatility factor of 24.59%, calculated using monthly stock prices for the three years prior to the grant date;
	•	a risk free rate of return of 4.5%;
	•	an expected average dividend yield of 3.03% (approximately the dividend yield at the date of the grant); and
	•	an expected average option holding period of 7 years.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture before vesting. Disclosure of grant date present value is presented pursuant to Commission regulations. ChoiceOne's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

FISCAL YEAR-END OPTION VALUES
	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

James A. Bosserd Louis D. Knooihuizen Kelly Potes	4,384 1,510 1,313	4,069 1,116 788	15,023 5,446 5,142	4,982 1,560 1,256

(1)	The values reported are based on a fair market value of $18.63 per share, the closing bid price of ChoiceOne Common Stock on December 31, 2005.

          None of the executive officers listed in the table exercised options during the year ended December 31, 2005.

Executive Stock Incentive Plan

          ChoiceOne's Amended and Restated Executive Stock Incentive Plan provides that options to purchase shares of common stock, stock appreciation rights and stock awards may be granted to officers and other key employees of ChoiceOne and its subsidiaries. A stock option entitles the recipient to purchase shares of common stock for a stated period of time at a stated price. Subject to certain restrictions, the Personnel and Benefits Committee of ChoiceOne's board of directors determines who will be granted options, the number of shares subject to each option, the form of payment for exercise of an option and other matters related to the stock incentive plan. The Personnel and Benefits Committee also determines the terms and conditions of any stock appreciation rights and stock awards granted under the stock incentive plan. The Personnel and Benefits Committee may provide that, if there is a merger or combination of ChoiceOne with another entity or a change in control of ChoiceOne:
•	any vesting restrictions are accelerated;
•	any restrictions are eliminated; or
•	any participant may choose to receive cash in lieu of outstanding stock options.

          The Personnel and Benefits Committee has provided for the acceleration of vesting of options upon a change in control of ChoiceOne in all outstanding stock options.

Employment Contracts

          As an inducement for Mr. Bosserd's agreement to serve as a director and President and Chief Executive Officer of ChoiceOne and ChoiceOne Bank, ChoiceOne and ChoiceOne Bank entered into an employment agreement with Mr. Bosserd in 2001. Under this agreement, ChoiceOne and ChoiceOne Bank agreed to:
•	pay Mr. Bosserd a salary of $130,000 per year as may be adjusted, less taxes and withholdings, plus possible bonuses not to exceed 25% of his base salary;
•	pay Mr. Bosserd the regular director's fee for attending board meetings;
•	provide Mr. Bosserd with an automobile allowance of $600 per month;
•	reimburse Mr. Bosserd for all documented business expenses;
•	provide Mr. Bosserd a lump sum severance amount equal to one year's base salary if Mr. Bosserd is terminated, without cause, within one year following a change in control of ChoiceOne;
•	provide Mr. Bosserd with four weeks paid vacation; and
•	provide Mr. Bosserd with the same health and other employee benefits provided to other employees of ChoiceOne and ChoiceOne Bank.

          Mr. Bosserd agreed not to disclose or make any use of confidential or proprietary information of ChoiceOne or the Bank, and agreed not to compete with ChoiceOne or ChoiceOne Bank during his employment with ChoiceOne and the Bank and for a period of one year after such employment.

401(k) Plan

          The ChoiceOne Bank 401(k) and Employee Stock Ownership Plan is qualified under Section 401(a) of the Internal Revenue Code.

          The purpose of the 401(k) plan is to permit ChoiceOne Bank employees, including the named executive officers, to save for retirement on a pre-tax basis. In addition to an employee's pre-tax contributions, ChoiceOne Bank may contribute discretionary matching and/or employee stock ownership plan payments to the 401(k) plan. If ChoiceOne Bank contributes matching and/or employee stock ownership plan payments to the 401(k) plan, those contributions will become fully vested after six years of a participant's vesting service.

          Each participant in the 401(k) plan has an account to record the participant's interest in the plan. Amounts contributed by or on behalf of a participant are credited to his or her account. A participant's benefit from the 401(k) plan is equal to the vested amount in the participant's account when he or she terminates employment with ChoiceOne Bank. The employee stock ownership plan provisions provide that the 401(k) plan, in part, is designed to invest primarily in stock of ChoiceOne.

Discretionary Bonus Plan

          Under ChoiceOne's discretionary bonus plan, executives may earn bonuses based upon individual and corporate performance, as determined by ChoiceOne's board of directors, in its sole discretion.

Compensation of Directors

          During 2005, ChoiceOne compensated its directors at the rate of $350 quarterly for board meeting attendance. Directors who were not employees of ChoiceOne or ChoiceOne Bank received $100 per hour for each meeting of any committee of the board of directors on which they served. During 2005, ChoiceOne Bank compensated its directors at the rate of $700 per meeting attended. The Chairman of the Board of ChoiceOne Bank received an additional $100 per meeting attended. ChoiceOne Bank also provided non-employee directors their choice of one of the following: (a) medical insurance; or (b) an additional $500 per month.

          Under ChoiceOne's Directors' Stock Purchase Plan, a director may elect to receive payment of 25%, 50% 75% or 100% of his or her director's fees in the form of ChoiceOne Common Stock. On each quarterly payment date, a director participating in this plan receives a number of shares of ChoiceOne Common Stock (rounded to the nearest whole share) determined by dividing the dollar amount of fees payable that the director has elected to receive as ChoiceOne Common Stock by the market value of ChoiceOne Common Stock determined by a poll of ChoiceOne's market makers on the last day of the month preceding the quarterly payment date.

Compensation of Executive Officers and Directors of Valley Ridge

Summary of Executive Compensation

          The following table shows certain information concerning the compensation for services rendered during each of the three years in the period ended December 31, 2005, of the Chief Executive Officer of Valley Ridge and each executive officer of Valley Ridge who earned cash compensation in excess of $100,000 during 2005.

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compen- sation	Restricted Stock Awards(3)	Number of Shares Underlying Options	All Other Compen- sation(4)

Richard Edgar Chief Executive Officer of Valley Ridge and President and Chief Executive Officer of Valley Ridge Bank	2005 2004 2003	$186,608 187,208 183,662	$ 71,070 33,015 64,043		$ 0 0 12,400	0 0 0	$ 6,547 6,314 4,536

Michael McHugh Executive Vice President and Chief Financial Officer of Valley Ridge Bank	2005 2004 2003	$120,248 117,673 115,876	$ 37,069 22,522 30,530		$ 0 0 9,300	0 0 0	$ 3,126 3,400 3,047

Robert Karpinski Senior Vice President of Valley Ridge and Valley Ridge Bank	2005 2004 2003	$101,568 99,274 96,698	$ 33,359 16,286 32,057		$ 0 0 7,130	0 0 0	$ 2,164 1,045 1,045

Ron Hansen Senior Vice President - Lending of Valley Ridge Bank	2005 2004 2003	$112,202 110,127 108,517	$ 21,588 14,751 18,235		$ 0 0 7,130	0 0 0	$ 1,069 697 679
_____________________________

(1)	Includes deferred compensation and, for Messrs. Edgar, McHugh and Hansen, director fees paid by Valley Ridge and Valley Ridge Bank.

(2)	Includes cash bonus, profit sharing, and 401(k) matching contribution.

(3)

At the end of 2005, Mr. Edgar held 120 shares of restricted stock with a value of $24,000, Mr. McHugh held 85 shares of restricted stock with a value of $17,000, Mr. Karpinski held 65 shares of restricted stock with a value of $13,000 and Mr. Hansen held 65 shares of restricted stock with a value of $13,000. Dividends are paid on restricted stock at the same rate dividends are paid on Valley Ridge Common Stock.

(4)

Includes for 2005 an automobile allowance of $4,765 for Mr. Edgar and $2,326 for Mr. McHugh and the remainder represents term life insurance premiums paid for the benefit of executive officers listed above.

Year-End Option Values

          Shown below is information with respect to unexercised options to purchase shares of Valley Ridge Common Stock granted to the named executives and held by them at December 31, 2005. No stock options were granted to or exercised by the named executives in 2005.

FISCAL YEAR-END OPTION VALUES
	Number of Shares Subject to Unexercised Options Held at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard Edgar	435	0	$25,698	$0
Michael McHugh	327	0	$19,303	$0
Robert Karpinski	244	0	$14,407	$0
Ron Hansen	244	0	$14,407	$0

(1)

The value of unexercised options reflects the increase in market value of Valley Ridge Common Stock from the date of grant through December 31, 2005. There is no public market for Valley Ridge Common Stock and the value at December 31, 2005 is based on the most recent trade known to Valley Ridge prior to December 31, 2005, which was $200.00 per share. Value actually realized upon exercise by the named executives will depend on the value of Valley Ridge Common Stock at the time of exercise.

Compensation of Directors

          During 2005, Valley Ridge Bank compensated its directors at the rate of $4,600 per year and $400 per regular board meeting attended, except that the Chairman of the Board was paid $500 per meeting attended. Directors who were not executive officers of Valley Ridge or Valley Ridge Bank also received $150 per committee meeting attended, except that the Audit Committee Chairman was paid $250 per meeting. During 2005, Valley Ridge compensated its directors at the rate of $1,000 per year, except the Chairman of the Board and President were compensated at the rate of $1,300 per year. Valley Ridge has entered into deferred compensation agreements with some of its directors under which payments will be made to the directors after their retirement.

Employment and Salary Continuation Agreements

          Effective January 1, 1997, Valley Ridge Bank entered into Executive Employee Salary Continuation Agreements (the "Agreements") with each of the named executive officers. Under the Agreements, an executive officer is eligible to receive payment of a monthly retirement benefit from Valley Ridge Bank for 180 months following the normal retirement date (age 65). An executive officer may retire early, after age 60, and receive a reduced benefit, or retire after age 65 or defer payments until after age 65 and receive an increased benefit. If an executive officer terminates employment prior to early retirement, a vested benefit is payable. Vesting is based on five years of employment commencing January 1, 1997, with 100% vesting given upon death, disability or other involuntary termination of employment for reasons other than "cause." If a named executive officer dies before receiving the entire benefit, remaining payments will be made to a beneficiary. If the officer is terminated prior to early retirement, without "cause" but following a "change in control" of Valley Ridge Bank (as these terms are defined in the Agreements), the officer will receive the vested benefit plus payment of one year's salary. The monthly normal retirement benefit for each executive officer is $3,275 for Mr. Edgar; $758 for Mr. McHugh; $1,825 for Mr. Hansen; and $616 for Mr. Karpinski.

          Mr. Edgar has an employment agreement with Valley Ridge under which Mr. Edgar serves as President and Chief Executive Officer of Valley Ridge and Valley Ridge Bank. The agreement provides for a minimum annual salary of $116,761, or any increased amount authorized by the board of directors. The agreement provides for annual salary reviews and bonuses in the discretion of the board of directors. The agreement also provides that if Valley Ridge terminates Mr. Edgar's employment other than for "cause" or due to his extended "disability" (as those terms are defined in the agreement), or if Mr. Edgar terminates the employment for "good reason" (as defined in the agreement), he will be entitled to severance pay consisting of continuation of his salary and benefits for the remaining term of his agreement. Severance pay would be reduced by the amount of any disability benefits received by Mr. Edgar (other than benefits under a specifically identified disability insurance policy) and would also be reduced as much as necessary to avoid any part of his compensation from Valley Ridge being classified as "excess parachute payments" under Section 280G of the Internal Revenue Code. The term of Mr. Edgar's agreement is five years and extends one year on each anniversary of the effective date unless the board of directors gives written notice of its intention not to extend the term.

Certain Relationships and Related Transactions

          Frank G. Berris, a director of ChoiceOne and ChoiceOne Bank, owns all of the equity interest of JFB Real Estate, LLC ("JFB"). During 2004, JFB purchased from ChoiceOne Bank the building housing ChoiceOne Bank's Appletree Branch located at 416 W. Division, Sparta, Michigan for $725,000. The price paid for the building was determined by an independent third-party appraisal. ChoiceOne Bank then entered into a lease with JFB to rent that part of the building housing the Appletree Branch for a period of 36 months for $3,200 per month, subject to adjustment annually. The monthly lease rate is the same rate charged by JFB to all of its tenants. ChoiceOne Bank has the option to extend the lease for five additional three-year terms.

          Directors, nominees for director and executive officers of ChoiceOne and members of their immediate families were customers of and had transactions with ChoiceOne Bank in the ordinary course of business between January 1, 2005, and December 31, 2005. ChoiceOne anticipates that such transactions will take place in the future in the ordinary course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

          Directors and officers of Valley Ridge and their associates were customers of and had transactions with Valley Ridge Bank in the ordinary course of business during 2005. It is anticipated that such transactions will take place in the future in the ordinary course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Interests of Certain Persons

          As of August 25, 2006, executive officers and directors of Valley Ridge are or may be deemed to be the beneficial owners of a total of 54,351 shares or 29.40% of the outstanding shares of Valley Ridge Common Stock. (See "Voting and Management Information--Voting Securities and Principal Shareholders of Valley Ridge.") Therefore, if all directors and executive officers of Valley Ridge and their affiliates vote the shares beneficially owned by them in favor of approval of the Plan of Merger, the affirmative vote of only an additional 20.61% of the outstanding shares of Valley Ridge Common Stock would be required to approve the Plan of Merger.

          Pursuant to the Plan of Merger, ChoiceOne will enter into an employment agreement with James Bosserd and the Combined Organization will enter into a retention bonus agreement with Michael McHugh, and consulting and noncompetition agreements with Richard Edgar and Robert Karpinski on terms acceptable to both ChoiceOne and Valley Ridge.

          Mr. Bosserd's employment agreement will have a three year term that each year on its anniversary extends for an additional year. Under this agreement ChoiceOne agrees to pay Mr. Bosserd an annual salary of $160,000 as may be adjusted, possible bonuses, and regular director fees for attending meetings of ChoiceOne's board of directors. ChoiceOne also agrees to provide Mr. Bosserd with the same health and employee benefit plans offered to other executive employees of ChoiceOne, twenty-six personal and vacation days each year, and a $600 a month automobile allowance. Mr. Bosserd agrees not to complete with ChoiceOne for the remainder of the "term" of the agreement if he is terminated by ChoiceOne for "cause," or if he chooses to quit ChoiceOne prior to a "change in control" for any reason or after a "change in control" without a "good reason." In the event that Mr. Bosserd is terminated by ChoiceOne without "cause" or quits for a "good reason" after a "change in control," then he shall be entitled to receive his salary and benefits for the remainder of the "term" of the Agreement; provided, however, that if ChoiceOne terminates Mr. Bosserd without "cause" Mr. Bosserd must use reasonable efforts to find new employment and any compensation and/or benefit received by Mr. Bosserd shall reduce ChoiceOne's obligation to Mr. Bosserd. This agreement also provides that if any payment constitutes a "parachute payment" and when added to all other payments to Mr. Bosserd would result in "excess parachute payments" to Mr. Bosserd, then the payment and benefit continuation in this agreement shall be reduced or delayed until there is no "excess parachute payment."

          Mr. Edgar's consulting and noncompetition agreement provides that he will be compensated at his current base salary and benefits through the close of business on January 2, 2007. After that, he will serve as a consultant until reaching age 65. In addition, Mr. Edgar agrees not to compete with the Combined Organization for a period of three years after the closing of the Merger. In exchange for the consulting services and noncompetition restrictions, Mr. Edgar will receive $25,000 per year in cash or other benefit costs.

          Mr. Edgar has an Employment Agreement with Valley Ridge that was entered into January 13, 1998. The Employment Agreement has a five year term that each year extends for an additional year. Upon termination of Mr. Edgar's employment on January 2, 2007, the Employment Agreement entitles him to receive continued salary and benefits for the remainder of the term of the Employment Agreement. However, the Employment Agreement also provides that Mr. Edgar's total salary and benefit continuation payments may not exceed 2.99 times his "base amount" as determined under Internal Revenue Code Section 280(G). Mr. Edgar's salary and benefit continuation under the Employment Agreement is expected to have a total value of approximately $545,000.

          Mr. Karpinski's agreement provides that he will continue under the current terms of his employment until December 31, 2006. It further provides that Mr. Karpinski will not compete with the Combined Organization for a period of two years after the closing of the Merger and will provide consulting services for one year beginning on January 1, 2007, which may be extended by mutual agreement. In exchange for the noncompetition agreement, Mr. Karpinski will receive a $25,000 lump sum payment at the closing of the Merger. In exchange for the consulting services, Mr. Karpinski will receive $25,000 per year.

          Mr. Hansen's agreement provides that he will continue under his current terms of employment until he attains the age of 62. It further provides that Mr. Hansen will not compete with the Combined Organization for a period of two years after the closing of the Merger. In exchange for the noncompetition agreement, Mr. Hansen will receive a $25,000 lump sum payment at the closing of the Merger and will be permitted to participate in ChoiceOne's health plan on the same terms and conditions as ChoiceOne's employees until he attains the age of 65.

          Mr. McHugh's agreement provides that he will be compensated at his current salary paid by Valley Ridge Bank (including director fees he currently receives from Valley Ridge). It also provides that if he is employed by Valley Ridge or its affiliates at the closing of the Merger and uses his best efforts to assist in the closing of the Merger, he will receive a lump payment equal to $60,000. In addition, if he is employed by ChoiceOne or one of its affiliates six months after the closing of the Merger, ChoiceOne will either come to a mutual agreement regarding continued employment with ChoiceOne or pay him an additional lump sum payment equal to $60,000.

          Mr. Edgar, Mr. Humphreys, and Ms. Clark are the only directors or executive officers of Valley Ridge who own shares of ChoiceOne Common Stock. As of the date of this Prospectus and Proxy Statement, Mr. Edgar, Mr. Humphreys, and Ms. Clark collectively owned beneficially 5,496.88 shares of ChoiceOne Common Stock. Messrs. Emmons and Goodfellow are the only directors or executive officers of ChoiceOne who directly own shares of Valley Ridge Common Stock. As of the date of this Prospectus and Proxy Statement, Messrs. Emmons and Goodfellow collectively owned beneficially 1,121.8 shares of Valley Ridge Common Stock. In addition, Mr. Potes is the trustee of the Rotary Kurtz Fund, which as of the date of this Prospectus and Proxy Statement owned 200 shares of Valley Ridge Common Stock. Except as otherwise described in this Prospectus and Proxy Statement, there are no material relationships among the directors, executive officers and principal shareholders of Valley Ridge and the directors, executive officers and principal shareholders of ChoiceOne.

          The percentage of total shareholders' equity of ChoiceOne represented by loans made by ChoiceOne Bank to directors and executive officers of ChoiceOne is 14.93%. The percentage of total shareholders' equity of Valley Ridge represented by loans made by Valley Ridge Bank to directors and executive officers of Valley Ridge is 3.34%.

GENERAL INFORMATION

Experts

          The consolidated financial statements of Valley Ridge at December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, appearing in this Prospectus and Proxy Statement have been audited by independent certified public accountants Rehmann Robson with respect to the year ended December 31, 2005, and Crowe Chizek and Company LLC with respect to the year ended December 31, 2004, as set forth in their respective reports thereon appearing elsewhere herein and in the Registration Statement with respect to the shares to be issued, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of ChoiceOne at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this Prospectus and Proxy Statement, have been audited by Crowe Chizek and Company LLC, independent registered public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement with respect to the shares to be issued, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          In connection with its role as financial adviser to Valley Ridge, Donnelly Penman has rendered a fairness opinion and will receive professional fees in connection with its services of approximately $145,000, plus reimbursement for all reasonable expenses. Valley Ridge has agreed to indemnify Donnelly Penman against certain liabilities, including certain liabilities which may arise under the securities laws.

Sources of Information

          The information contained in this Prospectus and Proxy Statement relating to ChoiceOne and Valley Ridge has been furnished by each of them for inclusion herein. ChoiceOne has relied upon Valley Ridge with respect to the accuracy and completeness of the information concerning Valley Ridge. Valley Ridge has relied upon ChoiceOne with respect to the accuracy and completeness of the information concerning ChoiceOne.

REPORTS TO SHAREHOLDERS

          ChoiceOne currently is required and, if the Merger is consummated and shares of ChoiceOne Common Stock are issued to the existing shareholders of Valley Ridge, will be required to deliver an annual report to shareholders pursuant to Section 14 of the Exchange Act, or the regulations issued by the Commission.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

Between

VALLEY RIDGE FINANCIAL CORP.

and

CHOICEONE FINANCIAL SERVICES, INC.

Dated as of April 25, 2006

TABLE OF CONTENTS

Page

ARTICLE I - THE TRANSACTION		A-1
1.1	Approval of Plan of Merger	A-2
1.2	The Closing	A-2
1.3	Effective Time of the Merger	A-2
1.4	Merger of Valley Ridge with and into ChoiceOne	A-2
1.5	Effect of the Merger	A-2
1.6	Additional Actions	A-2
1.7	Surviving Corporation	A-2
ARTICLE II - CONVERSION AND EXCHANGE OF SHARES		A-3
2.1	Conversion of Shares	A-3
2.2	Increase in Outstanding Shares of Valley Ridge Common Stock	A-4
2.3	No Fractional Securities	A-4
2.4	Surrender of Old Certificates and Distribution of ChoiceOne Common Stock	A-4
2.5	Stock Options	A-5
2.6	Decrease in Valley Ridge's Book Value	A-5
ARTICLE III - REPRESENTATIONS AND WARRANTIES		A-6
3.1	Authorization, No Conflicts, Etc.	A-6
3.2	Organization and Good Standing	A-7
3.3	Subsidiaries	A-7
3.4	Capital Stock	A-8
3.5	Financial Statements	A-9
3.6	Absence of Undisclosed Liabilities	A-9
3.7	Absence of Material Adverse Change	A-9
3.8	Absence of Litigation	A-10
3.9	Conduct of Business	A-10
3.10	Absence of Defaults Under Contracts	A-10
3.11	Regulatory Filings	A-10
3.12	Registration Statement, Etc.	A-10
3.13	Tax Matters	A-11
3.14	Title to Properties	A-12
3.15	Condition of Property	A-12
3.16	Leases	A-13
3.17	Licenses, Permits, Etc.	A-13
3.18	Certain Employment Matters	A-14
3.19	Employee Benefit Plans	A-14
3.20	Environmental Matters	A-16
3.21	Duties as Fiduciary	A-17
3.22	Investment Bankers and Brokers	A-17
3.23	Change in Business Relationships	A-17
3.24	Insurance	A-18
3.25	Books and Records	A-18
3.26	Events Since December 31, 2005	A-18
3.27	Anticipated Changes	A-18
3.28	Reserve for Loan Losses	A-18
3.29	No Insider Trading	A-18
3.30	Continuity of Interest	A-19
3.31	ChoiceOne Common Stock	A-19
3.32	True and Complete Information	A-19
3.33	Truth and Completeness of Representations and Warranties	A-19
3.34	No Indemnification Claims	A-19
3.35	Agreements With Bank Regulators	A-19
3.36	Corporation-Related Persons	A-20
3.37	Loan Guarantees	A-20

A-i

3.38	Joint Ventures; Strategic Alliances	A-20
3.39	Policies and Procedures	A-20
3.40	Loan Origination and Servicing	A-20
ARTICLE IV - CERTAIN COVENANTS		A-21
4.1	Disclosure Statements	A-21
4.2	Conduct of Business Pending the Effective Time of the Merger	A-23
4.3	Dividends	A-25
4.4	Affiliates	A-25
4.5	Competing Proposals	A-25
4.6	Certification of Financial Statements	A-27
4.7	Termination of Employee Benefit Plans	A-27
ARTICLE V - ADDITIONAL AGREEMENTS		A-27
5.1	Registration Statement	A-27
5.2	Other Filings	A-27
5.3	Press Releases	A-27
5.4	Miscellaneous Agreements and Consents	A-27
5.5	Exchange of Financial Information	A-28
5.6	Investigation	A-28
5.7	Environmental Investigation	A-29
5.8	Bank Consolidation	A-30
5.9	Indemnification and Insurance	A-30
ARTICLE VI - CONDITIONS PRECEDENT TO MERGER		A-31
6.1	Renewal of Representations and Warranties, Etc.	A-31
6.2	Opinions of Legal Counsel	A-31
6.3	Required Approvals	A-33
6.4	Order, Decree, Etc.	A-33
6.5	Proceedings	A-33
6.6	Tax Matters	A-33
6.7	Registration Statement	A-34
6.8	Certificate as to Outstanding Shares	A-34
6.9	Change in Control Waivers	A-34
6.10	Fairness Opinions	A-34
6.11	Employment Agreements	A-34
6.12	Dissenter's Rights	A-34
6.13	Book Value	A-34
ARTICLE VII - ABANDONMENT OF MERGER		A-34
7.1	Mutual Abandonment Prior to Effective Time of the Merger	A-35
7.2	Rights to Terminate	A-35
ARTICLE VIII - AMENDMENT AND WAIVER		A-36
8.1	Amendment	A-36
8.2	Waiver	A-36
8.3	Specific Enforcement	A-36
ARTICLE IX - MISCELLANEOUS		A-36
9.1	Liability After Termination	A-36
9.2	Termination of Representations and Warranties	A-36
9.3	Expenses	A-36
9.4	Termination Fee	A-37
9.5	Notices	A-38
9.6	Governing Law	A-39
9.7	Method of Consent or Waiver	A-39
9.8	Entire Agreement	A-39
9.9	No Assignment	A-39
9.10	Counterparts	A-39
9.11	Further Assurances; Privileges	A-39
9.12	Headings, Etc.	A-39
9.13	Severability	A-40

A-ii

9.14	Knowledge Defined	A-40
9.15	Material Adverse Effect Defined	A-40
9.16	Third Party Beneficiaries	A-40
9.17	Calculation of Dates and Deadlines	A-40

A-iii

AGREEMENT AND PLAN OF MERGER

                    This Agreement and Plan of Merger (the "Plan of Merger") is made as of April 25, 2006, between VALLEY RIDGE FINANCIAL CORP., a Michigan corporation ("Valley Ridge"), and CHOICEONE FINANCIAL SERVICES, INC., a Michigan corporation ("ChoiceOne").

                    ChoiceOne and Valley Ridge (sometimes individually referred to as a "Corporation" or collectively as the "Corporations") desire that Valley Ridge and ChoiceOne become affiliated in a strategic merger of equals. The affiliation would be effected through the merger of Valley Ridge with and into ChoiceOne in accordance with this Plan of Merger and in accordance with the Business Corporation Act of the State of Michigan, as amended (the "Michigan Act"). The transactions contemplated by and described in this Plan of Merger are referred to as the "Merger."

                    ChoiceOne is a bank holding company registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Federal Bank Holding Company Act"). ChoiceOne has authorized capital stock consisting of 4,000,000 shares of common stock, ("ChoiceOne Common Stock") and 100,000 shares of preferred stock ("ChoiceOne Preferred Stock"). Each share of ChoiceOne Common Stock is entitled to one vote on all matters submitted for a vote of the shareholders. As of the date of this Plan of Merger, there were 1,654,656 shares of ChoiceOne Common Stock issued and outstanding and no shares of ChoiceOne Preferred Stock issued and outstanding. There are 30,414 shares of ChoiceOne Common Stock subject to outstanding options under the ChoiceOne Financial Services, Inc. Amended and Restated Stock Incentive Plan (the "ChoiceOne Option Plan"). The number of issued and outstanding shares of ChoiceOne Common Stock is not subject to change before the Effective Time of the Merger (as defined in Section 1.3 (Effective Time of the Merger)) except for shares issued pursuant to the ChoiceOne Option Plan, the ChoiceOne Financial Services, Inc. Dividend Reinvestment Plan, the ChoiceOne Financial Services, Inc. Directors' Stock Purchase Plan and the ChoiceOne Financial Services, Inc. Employees' Stock Purchase Plan and repurchases pursuant to arrangements associated with the ChoiceOne Financial Services, Inc. 401(k) and Employee Stock Ownership Plan (collectively the "ChoiceOne Permitted Issuances").

                    Valley Ridge is a bank holding company registered as such with the Federal Reserve Board under the Federal Bank Holding Company Act. Valley Ridge has authorized capital stock consisting of 1,500,000 shares of common stock, without par value ("Valley Ridge Common Stock"). Each share of Valley Ridge Common Stock is entitled to one vote on all matters submitted for a vote of the shareholders. As of the date of this Plan of Merger, there were 184,495 shares of Valley Ridge Common Stock issued and outstanding and 2,045 shares of Valley Ridge Common Stock subject to outstanding options under the Valley Ridge Financial Corp. Stock Incentive Plan of 1998 (the "Valley Ridge Option Plan"). The number of issued and outstanding shares of Valley Ridge Common Stock is not subject to change before the Effective Time of the Merger except for shares issued pursuant to the Valley Ridge Option Plan (the "Valley Ridge Permitted Issuances").

                    The respective Boards of Directors of Valley Ridge and ChoiceOne each deems the Merger advisable and in the best interests of its respective corporation and shareholders. Valley Ridge and ChoiceOne have each adopted this Plan of Merger by resolutions duly adopted by their respective Boards of Directors. The Board of Directors of Valley Ridge has directed that this Plan of Merger be submitted to its shareholders for approval.

                    In consideration of the promises and the representations, warranties, and covenants contained in this Plan of Merger, the parties agree:

ARTICLE I

THE TRANSACTION

                    Subject to the terms and conditions of this Plan of Merger, the Merger of Valley Ridge with and into ChoiceOne shall be carried out in the following manner:

          1.1          Approval of Plan of Merger. As soon as practicable, but in no event more than 60 days, after this Plan of Merger has been executed and delivered and the Registration Statement (as described in Section 3.12.1 (Document)) has become effective, Valley Ridge shall submit this Plan of Merger to its shareholders at a meeting properly called, noticed, and held for that purpose. At such meeting, and in any proxy materials used in connection with such meeting, Valley Ridge's Board of Directors shall recommend that its shareholders vote for approval of this Plan of Merger.

          1.2          The Closing. The Merger shall be consummated as promptly as possible after a closing (the "Closing"). The Closing shall be held at the offices of Warner Norcross & Judd LLP, 900 Fifth Third Center, 111 Lyon Street, N.W., Grand Rapids, Michigan, on such date and at such time as may be mutually agreed by the parties, or in the absence of such agreement, on a date specified by either party upon 10 business days' written notice after the last to occur of the following events: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all statutory waiting periods; and (ii) the requisite approval of this Plan of Merger by the shareholders of Valley Ridge. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent as set forth in Article VI. Upon completion of the Closing, Valley Ridge and ChoiceOne shall execute and deliver an appropriate certificate of merger in the form and as required by the Michigan Act (the "Certificate of Merger").

          1.3          Effective Time of the Merger. Subject to the terms and conditions of this Plan of Merger, the Merger shall be consummated as promptly as possible following the Closing by filing the Certificate of Merger in the manner required by law. The "Effective Time of the Merger" shall be a date and time to be specified in the Certificate of Merger, which shall be as soon as practicable, but not later than 3 business days, after the Closing.

          1.4          Merger of Valley Ridge with and into ChoiceOne. Valley Ridge shall be merged with and into ChoiceOne (each sometimes being referred to as a "Constituent Corporation" prior to the Merger) upon the filing of the Certificate of Merger with the Michigan Corporation and Securities Bureau as provided by the Michigan Act. At the Effective Time of the Merger, the Constituent Corporations shall become a single corporation, which shall be ChoiceOne (the "Surviving Corporation"). The Surviving Corporation shall have all of the rights, privileges, immunities, and powers, and shall be subject to all of the duties and liabilities, of a corporation organized under the Michigan Act.

          1.5          Effect of the Merger. From and after the Effective Time of the Merger, the effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the Michigan Act with respect to the merger of two domestic corporations where the surviving corporation will be subject to the laws of the State of Michigan.

          1.6          Additional Actions. If, at any time after the Effective Time of the Merger, the Surviving Corporation shall determine that any further assignments or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Valley Ridge acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger, then Valley Ridge and its directors and officers shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in the Surviving Corporation and to otherwise carry out the purposes of this Plan of Merger. The directors and officers of the Surviving Corporation are fully authorized in the name of Valley Ridge to take any and all such action as may be contemplated by this Article.

          1.7          Surviving Corporation. Immediately after the Effective Time of the Merger, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law:

          1.7.1          Name. The name of the Surviving Corporation shall be a "ChoiceOne Financial Services, Inc."

          1.7.2          Articles of Incorporation. The Articles of Incorporation of ChoiceOne Financial Services, Inc. as in effect immediately prior to the Effective Time of the Merger shall be the Articles of Incorporation of the Surviving Corporation without change.

          1.7.3          Bylaws. The Bylaws of ChoiceOne as in effect immediately prior to the Effective Time of the Merger shall be the Bylaws of the Surviving Corporation without change.

          1.7.4          Directors. The directors of the Surviving Corporation are listed on Exhibit A.

          1.7.5          Officers. The officers of the Surviving Corporation are listed on Exhibit B.

ARTICLE II

CONVERSION AND EXCHANGE OF SHARES

          2.1          Conversion of Shares. At the Effective Time of the Merger, by virtue of the Merger:

          2.1.1          Conversion of Valley Ridge Common Stock. Except as otherwise provided in this Section 2.1 (Conversion of Shares), and subject to the provisions of Section 2.3 (No Fractional Securities) of this Plan of Merger, each share of Valley Ridge Common Stock outstanding immediately prior to the Effective Time of the Merger shall be converted into that whole number of validly issued, fully paid, and nonassessable shares of ChoiceOne Common Stock determined by multiplying the number of shares of Valley Ridge Common Stock held of record by each Valley Ridge shareholder by the Conversion Ratio (defined below), subject to the rights, if any, of a dissenting shareholder under the Michigan Act.

          2.1.2          Conversion Ratio. The "Conversion Ratio" shall be 8.5. The Conversion Ratio, which is fixed and not subject to change, was based upon a ChoiceOne Common Stock price of $18.00 per share.

          2.1.3          Conversion of ChoiceOne Common Stock. Each share of ChoiceOne Common Stock outstanding immediately prior to the Effective Time of the Merger shall continue to be outstanding without any change. Each shareholder of ChoiceOne whose shares were outstanding immediately before the Effective Time of the Merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the Effective Time of the Merger.

          2.1.4          Stock Held by ChoiceOne. Each share of Valley Ridge Common Stock, if any, held by ChoiceOne or any of its direct or indirect subsidiaries for its own account and not in a fiduciary capacity for a person other than ChoiceOne or any of its direct or indirect subsidiaries shall be canceled and no consideration shall be issuable or payable with respect to any such share.

          2.1.5          Valley Ridge Common Stock No Longer Outstanding. Each share of Valley Ridge Common Stock outstanding immediately prior to the Effective Time of the Merger shall be considered to be no longer outstanding and to represent solely the right to receive shares of ChoiceOne Common Stock as provided in Section 2.1.1 (Conversion of Valley Ridge Common Stock), but subject to the payment of cash in lieu of fractional shares as provided in Section 2.3 (No Fractional Securities)or the rights of a dissenting shareholder under the Michigan Act as provided in Section 2.1.6 (Dissenting Shares).

          2.1.6          Dissenting Shares. Each outstanding share of Valley Ridge Common Stock as to which a legally sufficient notice of intent to demand dissenters' rights has been given in accordance with the Michigan Act and which was not voted in favor of the Merger shall after the Effective Time of the Merger represent only the rights of a dissenting shareholder under the Michigan Act and shall not be converted into or represent a right to receive ChoiceOne Common Stock as provided in Section 2.1.1 (Conversion of Valley Ridge Common Stock) of this Plan of Merger. If, however, the holder of such a dissenting share of Valley Ridge Common Stock shall have failed to perfect, shall have effectively withdrawn, shall have waived or lost, or shall otherwise be ineligible to exercise dissenting shareholders' rights, then at that time that share shall be converted into ChoiceOne Common Stock as provided in Section 2.1.1 (Conversion of Valley Ridge Common Stock) of this Plan of Merger.

          2.2          Increase in Outstanding Shares of Valley Ridge Common Stock. If the number of shares of Valley Ridge Common Stock outstanding is greater than 184,495 for any reason whatsoever (whether or not such increase constitutes a breach of this Plan of Merger), other than as a result of Valley Ridge Permitted Issuances; then the Conversion Ratio shall be adjusted by multiplying it by a fraction (a) the numerator of which shall be 184,495; and (b) the denominator of which shall be the total number of shares of Valley Ridge Common Stock outstanding as of the Effective Time of the Merger, excluding Valley Ridge Permitted Issuances.

          2.3          No Fractional Securities. Notwithstanding any other provision of this Plan of Merger, no certificates or scrip representing fractional shares of ChoiceOne Common Stock shall be issued upon the surrender for exchange of certificates which represented shares of Valley Ridge Common Stock outstanding immediately prior to the Effective Time of the Merger ("Old Certificates") (taking into account all Old Certificates surrendered for exchange by a particular Valley Ridge shareholder) pursuant to Section 2.4 (Surrender of Old Certificates and Distribution of ChoiceOne Common Stock) and no ChoiceOne dividend or other distribution or stock split shall relate to any fractional shares of ChoiceOne Common Stock, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a shareholder of ChoiceOne. In lieu of any such fractional share, each holder of an Old Certificate who would otherwise have been entitled to a fraction of a share of ChoiceOne Common Stock upon surrender of such Old Certificates for exchange pursuant to Section 2.4 (Surrender of Old Certificates and Distribution of ChoiceOne Common Stock) will be paid an amount in cash (without interest and rounded to the nearest penny) equal to such fraction of a share of ChoiceOne Common Stock multiplied by $18.00.

          2.4          Surrender of Old Certificates and Distribution of ChoiceOne Common Stock. After the Effective Time of the Merger, Old Certificates shall be exchangeable by the holders thereof for new stock certificates representing the number of shares of ChoiceOne Common Stock to which such holders shall be entitled in the following manner:

          2.4.1          Funds Availability. From time to time after the Effective Time of the Merger, ChoiceOne shall make available or cause to be made available to Registrar and Transfer Company or such other bank or trust company as ChoiceOne may designate (the "Exchange Agent") amounts sufficient in the aggregate to provide all funds necessary for the Exchange Agent to make payments for (a) fractional shares to holders of Mountain Common Stock issued and outstanding immediately prior to the Effective Time of the Merger entitled to receive such payment; and (b) the Special Dividend to holders of Mountain Common Stock entitled to receive such dividend.

          2.4.2          Transmittal Materials. As soon as practicable after the Effective Time of the Merger, ChoiceOne shall send or cause to be sent to each record holder of Valley Ridge Common Stock as of the Effective Time of the Merger transmittal materials for use in exchanging that holder's Old Certificates for ChoiceOne Common Stock certificates and their pro rata portion of the Special Dividend. The transmittal materials will contain instructions with respect to the surrender of Old Certificates.

          2.4.3          Segregation of Cash. As soon as practicable after the Effective Time of the Merger, ChoiceOne will segregate into a separate account the amount of cash payable for the Special Dividend (defined below) and for fractional shares in the Merger.

          2.4.4          Delivery of New Certificates. ChoiceOne shall cause the Exchange Agent to promptly issue and deliver stock certificates in the names and to the addresses that appear on Valley Ridge's stock records as of the Effective Time of the Merger, or in such other name or to such other address as may be specified by the holder of record in transmittal documents received by the Exchange Agent; provided, that:

          (a)          Receipt of Old Certificates. With respect to each Valley Ridge shareholder, the Exchange Agent shall have received all of the Old Certificates held by that shareholder, or an affidavit of loss and indemnity bond for such certificate or certificates, together with properly executed transmittal materials; and

          (b)          Satisfactory Form. Such certificates, transmittal materials, affidavits, and bonds are in a form and condition reasonably acceptable to ChoiceOne and the Exchange Agent.

          2.4.5          Dividends Pending Surrender. Whenever a dividend is declared by ChoiceOne on ChoiceOne Common Stock which is payable to shareholders of record of ChoiceOne as of a record date on or after the Effective Time of the Merger, the declaration shall include dividends on all shares issuable under this Plan of Merger. No former shareholder of Valley Ridge shall be entitled to receive a distribution of the Special Dividend or any other such dividends until the physical exchange of that shareholder's Old Certificates for new ChoiceOne Common Stock certificates shall have been effected. Upon the physical exchange of that shareholder's Old Certificates, that shareholder shall be entitled to receive from ChoiceOne an amount equal to such shareholder's pro rata portion of the Special Dividend plus all such other dividends (without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon) declared and paid with respect to the shares of ChoiceOne Common Stock represented thereby.

          2.4.6          Stock Transfers. On or after the Effective Time of the Merger, there shall be no transfers on the stock transfer books of Valley Ridge of the shares of Valley Ridge Common Stock which were issued and outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Old Certificates are properly presented for transfer, then they shall be canceled and exchanged for stock certificates representing shares of ChoiceOne Common Stock as provided in this Plan of Merger. After the Effective Time of the Merger, ownership of such shares as are represented by any Old Certificates may be transferred only on the stock transfer records of ChoiceOne.

          2.4.7          Unclaimed Cash. One hundred eighty (180) days following the Effective Time of the Merger, ChoiceOne shall be entitled to cause the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Exchange Agent that have not been disbursed to holders of Old Certificates. Thereafter the holders shall be entitled to look to ChoiceOne only as general creditors with respect to the cash payable upon due surrender of their Old Certificates. The Exchange Agent shall also deliver to ChoiceOne a certified list of the names and addresses of all former registered holders of Valley Ridge Common Stock who have not then surrendered their Old Certificates for their new stock certificates and their cash to which they are entitled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates formerly representing the shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.

          2.4.8          Exchange Agent's Discretion. ChoiceOne and the Exchange Agent shall have discretion to determine reasonable rules and procedures relating to the issuance and delivery of certificates of ChoiceOne Common Stock into which shares of Valley Ridge Common Stock are converted in the Merger and governing the payment for fractional shares of Valley Ridge Common Stock.

          2.4.9          Exchange Agent Expenses. ChoiceOne shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of the Valley Ridge Common Stock for the ChoiceOne Common Stock.

          2.5          Stock Options. Each stock option issued under the Valley Ridge Option Plan and outstanding immediately prior to the Effective Time of the Merger, whether exercisable or not, shall, without any action on the part of any option holder, become and be converted into the right to receive the difference between $153.00 and the applicable stock option exercise price.

          2.6          Decrease in Valley Ridge's Book Value. If as of the Final Statement Date (as defined below), the Book Value of Valley Ridge (defined below), as set forth on the Final Balance Sheet (as defined below), is less than $21,058,344, then ChoiceOne shall have the right to abandon the Merger and terminate this Plan of Merger; provided ChoiceOne delivers such notice of its decision to do so to Valley Ridge in writing within three business days of its receipt of the Final Balance Sheet.

          2.6.1          Book Value. For purposes of the Final Balance Sheet, Valley Ridge's "Book Value" shall be Valley Ridge's total consolidated shareholders' equity as of the Final Statement Date computed in accordance with generally accepted consistently applied accounting principles, but excluding: (a) the effect of the Special Dividend; (b) transaction-related expenses that Valley Ridge has actually incurred as a result of the Merger in an amount up to and not exceeding $250,000; and (c) net unrealized gains and losses recorded pursuant to Financial Accounting Standard 115.

          2.6.2          Closing Balance Sheet. Valley Ridge shall prepare, and cause its independent accountants the Rehmann Group, LLC (the "Accounting Firm") to review, a consolidated balance sheet of Valley Ridge as of the Final Statement Date (the "Final Balance Sheet") and the computation of Valley Ridge's Book Value as of the Final Statement Date, determined in accordance with this Plan of Merger. The Final Balance Sheet shall be prepared in accordance with generally accepted accounting principles consistently applied and in a manner consistent with the audited consolidated balance sheet of Valley Ridge as of December 31, 2005, excluding footnotes. The Accounting Firm's review shall be governed by mutually agreed upon procedures and upon completion of such review, the Accounting Firm shall issue a report setting forth the Book Value (the "Closing Report").

          2.6.3          Final Statement Date. After the shareholders of Valley Ridge have approved this Merger as required by this Plan of Merger, and after all regulatory approvals required by law to consummate the Merger have been obtained, but prior to the expiration of all related statutory waiting periods, the parties may agree upon a month-end, or if not, either party may specify the preceding month-end as the date of the Final Balance Sheet (the "Final Statement Date"). The Accounting Firm shall prepare the Closing Report and the parties shall use all reasonable efforts to cause the Accounting Firm to prepare and deliver to ChoiceOne and Valley Ridge the Closing Report not later than 21 days after the Final Statement Date. In the event that the Closing does not occur within 45 days after the designated Final Statement Date, either party may specify a new Final Statement Date and direct the Accounting Firm to prepare a Closing Report as of such date pursuant to notice in accordance with the provisions set forth above applicable to the initial designation of such date. The parties intend and agree to use all commercially reasonable efforts to cause the Closing to occur not later than December 31, 2006. The fees and expenses of the Accounting Firm incurred pursuant to this Article shall be paid by Valley Ridge.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

                    Valley Ridge and ChoiceOne each represents and warrants to the other, with respect to its own affairs, that, except as otherwise set forth in a disclosure statement (a "Disclosure Statement") prepared by each respective Corporation and previously furnished to the other Corporation:

          3.1          Authorization, No Conflicts, Etc.

          3.1.1          Authorization of Agreement. The execution, delivery, and performance of this Plan of Merger by the Corporation have been duly authorized and approved by all necessary corporate action. When executed and delivered, this Plan of Merger will be legally binding on and enforceable against the Corporation in accordance with its terms, except that the consummation of the Merger is subject to the approval of Valley Ridge's shareholders as described in Section 1.1 (Approval of Plan of Merger).

          3.1.2          No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by the Corporation, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of:

          (a)          Certificate or Bylaws. Any provision of the Corporation's Articles of Incorporation or Bylaws; or

          (b)          Statutes, Judgments, Etc. Any statute, code, ordinance, rule, regulation, judgment, order, writ, arbitral award, decree, or injunction applicable to the Corporation or any of its direct or indirect subsidiaries, assuming the timely receipt of each of the approvals referred to in Section 3.1.4 (Required Approvals).

          3.1.3          No Contractual Breach, Default, Liability, Etc. The execution, delivery, and performance of this Plan of Merger by the Corporation, and the consummation of the Merger, do not and will not:

          (a)          Agreements, Etc. Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice or filing under, or extinguish any material contract right of the Corporation or any of its direct or indirect subsidiaries under any agreement, mortgage, lease, commitment, indenture, other instrument, or obligation to which the Corporation or any of its direct or indirect subsidiaries is a party or by which they are bound or affected:

          (1)          Which is material to the business, income, or financial condition of the Corporation and its direct and indirect subsidiaries, taken as a whole; or

          (2)          The violation or breach of which could prevent the Corporation from consummating the Merger;

          (b)          Regulatory Restrictions. Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under any memorandum of understanding or similar regulatory consent agreement to which the Corporation or any of its direct or indirect subsidiaries is a party or subject, or by which it is bound or affected; or

          (c)          Tortious Interference. Subject the other party, any of its direct or indirect subsidiaries, their directors or its officers to liability for tortious interference with contractual rights.

          3.1.4          Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by the Corporation other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act.

          3.2          Organization and Good Standing. The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. The Corporation possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. The Corporation is a bank holding company duly registered and in good standing with the Federal Reserve Board under the Federal Bank Holding Company Act. The Corporation is not required to be qualified or admitted to conduct business as a foreign corporation in any other state.

          3.3          Subsidiaries.

          3.3.1          Ownership of Subsidiaries. With respect to Valley Ridge, Valley Ridge owns all of the issued and outstanding shares of capital stock of Valley Ridge Bank ("Valley Ridge Bank") free and clear of all claims, security interests, pledges, or liens of any kind, and Valley Ridge Bank owns all of the issued and outstanding shares of capital stock of Valley Ridge Mortgage Company, Inc., Valley Ridge Financial Services, Inc., and Valley Ridge Realty, Inc., free and clear of all claims, security interests, pledges, or liens of any kind. With respect to ChoiceOne, ChoiceOne owns all of the issued and outstanding shares of capital stock of ChoiceOne Bank ("ChoiceOne Bank"), free and clear of all claims, security interests, pledges, or liens of any kind, and ChoiceOne Bank owns all of the issued and outstanding shares of capital stock of ChoiceOne Insurance Agencies, Inc. and ChoiceOne Mortgage Company of Michigan, free and clear of all claims, security interests, pledges or liens of any kind. Each of the Corporation's direct and indirect subsidiaries are duly organized, validly existing, and in good standing under the laws of the State of Michigan. Except with respect to the ownership by each of Valley Ridge Bank and ChoiceOne Bank of 20% of the voting securities of West Shore Computer Services, Inc., the Corporation does not have "Control" (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any corporation engaged in an active trade or business or which holds any significant assets other than as stated in this Section 3.3 (Subsidiaries). Valley Ridge Bank and ChoiceOne Bank are sometimes referred to herein individually as the "Subsidiary Bank" or collectively as the "Subsidiary Banks."

          3.3.2          Rights to Capital Stock. There are no outstanding subscriptions, options, warrants, rights to acquire, or any other similar agreements pertaining to the capital stock of any of the Corporation's direct or indirect subsidiaries.

          3.3.3          Qualification and Power. Each of the Corporation's direct and indirect subsidiaries:

          (a)          Foreign Qualification. Is not, and is not required to be, qualified or admitted to conduct business in any other state; and

          (b)          Corporate Power. Has full corporate power and authority to carry on its business substantially as and where now being conducted.

          3.3.4          FDIC; Insurance Assessments. The Corporation's Subsidiary Bank maintains in full force and effect deposit insurance through the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Corporation's Subsidiary Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect.

          3.3.5          Regulatory Fees and Charges. Each of the Corporation's direct and indirect subsidiaries has paid as and when due all material fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.

          3.4          Capital Stock.

          3.4.1          Classes and Shares. With respect to Valley Ridge, the authorized capital stock of Valley Ridge consists of 1,500,000 shares of common stock, without par value, of which, as of the date and time of the execution of this Plan of Merger, 184,495 shares were issued and outstanding. There are 2,045 shares of Valley Ridge Common Stock subject to options under the Valley Ridge Option Plan. With respect to ChoiceOne, the authorized capital stock of ChoiceOne consists of 4,000,000 shares of common stock of which, as of the date and time of the execution of this Plan of Merger, 1,654,656 shares were issued and outstanding, and 100,000 shares of preferred stock, none of which are issued and outstanding. There are 30,414 shares of ChoiceOne Common Stock subject to options under the ChoiceOne Option Plan. ChoiceOne may also issue and repurchase shares of ChoiceOne Common Stock pursuant to the ChoiceOne Permitted Issuances.

          3.4.2          No Other Capital Stock. There is no security or class of securities authorized or issued which represents or is convertible into capital stock of the Corporation except as described in this Section 3.4 (Capital Stock). As of the execution of this Plan of Merger, there are no outstanding subscriptions, options, warrants, or rights to acquire any capital stock of the Corporation, or agreements to which the Corporation is a party or by which it is bound to issue capital stock other than pursuant to the ChoiceOne Permitted Issuances or the Mountain Permitted Issuances, respectively.

          3.4.3          Voting Rights. Other than the shares of the Corporation's common stock described in this Section 3.4 (Capital Stock), neither the Corporation nor any of its direct or indirect subsidiaries have outstanding any security:

          (a)          The holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger; or

          (b)          Which entitles the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          3.5          Financial Statements.

          3.5.1          Financial Statements. The consolidated financial statements of the Corporation and its subsidiaries as of and for each of the years ended or ending December 31, 2003, 2004, 2005, and 2006, as reported on or to be reported on by the Corporation's independent accountants, previously delivered or to be delivered to the other party, the unaudited consolidated financial statements of the Corporation and its subsidiaries as of and for the quarter ended March 31, 2006, including all schedules and notes relating to such statements, as previously delivered or to be delivered to the other party, and the consolidated financial statements of the Corporation and its subsidiaries as of and for each quarter ending prior to the Effective Time of the Merger, are and will be correct and complete in all material respects. These statements do and will fairly present the Corporation's and its subsidiaries' financial condition and results of operations on a consolidated basis on the dates and for the periods indicated, and have been and will be prepared in conformity with generally accepted accounting principles applied consistently throughout the periods indicated (except as otherwise noted in such financial statements or the notes thereto).

          3.5.2          Call Reports. The consolidated reports of condition and income of the Subsidiary Bank as of and for each of the years ended or ending December 31, 2003, 2004, 2005, and 2006, and as of and for the quarter ended March 31, 2006, as filed or to be filed with the Federal Reserve Board, and the consolidated reports of condition and income of the Corporation and its subsidiaries to be filed with the Federal Reserve Board prior to the Effective Time of the Merger, including all schedules and notes relating to such reports (collectively, the "Call Reports"), are and will be correct and complete in all material respects. The Call Reports which have been filed were prepared, and the Call Reports to be filed will be prepared, in conformity with applicable regulatory accounting principles applied consistently throughout the periods indicated (except as otherwise noted in such reports).

          3.5.3          Final Balance Sheet. The Final Balance Sheet of Valley Ridge and its subsidiaries, including all schedules and notes relating to such Final Balance Sheet, will be correct and complete in all material respects, will fairly present the Corporation's and its subsidiaries' financial condition on a consolidated basis on the date indicated, and will be prepared in conformity with generally accepted accounting principles consistently applied (except as otherwise noted in the Final Balance Sheet or the notes thereto).

          3.6          Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in the consolidated balance sheet of the Corporation and its subsidiaries as of December 31, 2005, and the notes thereto, neither the Corporation nor any of its direct or indirect subsidiaries had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) which are, or as to which there is a reasonable probability that they could be, materially adverse to the income or financial condition of the Corporation and its direct and indirect subsidiaries taken as a whole.

          3.7          Absence of Material Adverse Change. Since December 31, 2005, there has been no material adverse change in the business, income, or financial condition of the Corporation and its direct and indirect subsidiaries taken as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that there will occur a material adverse change in the business, income, or financial condition of the Corporation and its direct and indirect subsidiaries taken as a whole for reasons specific to the Corporation and its direct or indirect subsidiaries and not applicable to the banking industry in general.

          3.8          Absence of Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending or threatened by any person, including without limitation any governmental or regulatory agency, against the Corporation, any of its direct or indirect subsidiaries, or the assets or business of the Corporation or any of its direct or indirect subsidiaries, any of which has or may have a Material Adverse Effect on the Corporation. There is no factual basis known to the Corporation which presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

          3.9          Conduct of Business. The Corporation and all of its direct and indirect subsidiaries have conducted their respective businesses and used their respective properties substantially in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, privacy, usury, fair credit reporting, consumer protection, occupational safety, civil rights, employee protection, fair employment practices, fair labor standards, and insurance; and Environmental Laws (as defined in Section 3.20.3(b) (Environmental Laws)); except for violations that would not have a Material Adverse Effect on the Corporation.

          3.10          Absence of Defaults Under Contracts. There is no existing default by the Corporation or any of its direct or indirect subsidiaries, or any other party, under any contract or agreement to which the Corporation or any of its direct or indirect subsidiaries is a party, or by which they are bound, which could have a Material Adverse Effect on the Corporation.

          3.11          Regulatory Filings. In the last five years:

          3.11.1          Filings. The Corporation and all of its direct and indirect subsidiaries have filed in a timely manner all filings with regulatory bodies for which filings are required;

          3.11.2          Complete and Accurate. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions therein which, as of the making of this representation and warranty, would be material to the business, income, or financial condition of the Corporation and its direct and indirect subsidiaries on a consolidated basis; and

          3.11.3          Compliance with Regulations. All such filings complied in all material respects with all regulations, forms, and guidelines applicable to such filings.

          3.12          Registration Statement, Etc.

          3.12.1          "Document." The term "Document," when capitalized in this Plan of Merger, shall collectively mean: (i) the registration statement to be filed by ChoiceOne with the Securities and Exchange Commission (the "SEC") in connection with the ChoiceOne Common Stock to be issued in the Merger (the "Registration Statement"); (ii) the prospectus and proxy statement (the "Prospectus and Proxy Statement") to be mailed to Valley Ridge shareholders in connection with its shareholders' meeting with respect to this Plan of Merger; and (iii) any other documents to be filed with the SEC, the Federal Reserve Board, the State of Michigan, or any other regulatory agency in connection with the transactions contemplated by this Plan of Merger.

          3.12.2          Accurate Information. None of the information to be supplied by the Corporation for inclusion, or included, in any Document will:

          (a)          Be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading (i) at the respective times such Documents are filed; (ii) with respect to the Registration Statement, when it becomes effective; and (iii) with respect to the Prospectus and Proxy Statement, when it is mailed.

          (b)          With respect to the Registration Statement and the Prospectus and Proxy Statement, as either may be amended or supplemented, at the time of Valley Ridge's shareholders' meeting with respect to this Plan of Merger, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Valley Ridge's shareholders' meeting.

          3.12.3          Compliance of Filings. All Documents that the Corporation is responsible for filing with the SEC and any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

          3.13          Tax Matters.

          3.13.1          Tax Returns. The Corporation and its direct and indirect subsidiaries have duly and timely filed all material Tax (defined below) returns that they have by law, regulation, rule or order been required to file. Each such Tax return, report, and statement, as amended, is true, correct and complete, and complies in all material respects with all applicable laws and regulations. The Corporation and its direct and indirect subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

          3.13.2          Tax Assessments and Payments. All Taxes and assessments, including any penalties, interest, and deficiencies relating to those Taxes and assessments, due and payable by the Corporation and its direct and indirect subsidiaries have been paid in full as and when due. Each of the Corporation and its direct and indirect subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on the consolidated balance sheet of the Corporation and its subsidiaries as of December 31, 2005 have been made in accordance with generally accepted accounting principles consistently applied and are adequate for the payment of all federal, state, county, and local Taxes of the Corporation and its subsidiaries accrued but unpaid as of the date indicated, whether or not disputed, with respect to all periods through December 31, 2005.

          3.13.3          Tax Audits. The federal consolidated income Tax returns of the Corporation and its subsidiaries have not been audited by the Internal Revenue Service ("IRS") within the last 10 years. There is no Tax audit or legal or administrative proceeding for assessment or collection of Taxes pending or, to the Corporation's knowledge, threatened with respect to the Corporation or any of its direct or indirect subsidiaries. No claim for assessment or collection of Taxes has been asserted with respect to the Corporation or any of its direct or indirect subsidiaries. No waiver of any limitations statute or extension of any assessment or collection period has been executed by or on behalf of the Corporation or any of its direct or indirect subsidiaries.

          3.13.4          Tax Accounting. Neither the Corporation nor any of its direct or indirect subsidiaries have been required to include in income any adjustment pursuant to Section 481 of the Internal Revenue Code (defined below) by reason of a voluntary change in accounting method initiated by the Corporation or one of its direct or indirect subsidiaries and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither the Corporation nor any of its direct or indirect subsidiaries have entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Internal Revenue Code.

          3.13.5          Excess Parachute Payments. No compensation that could be payable (whether in cash, stock, options, or other property or the vesting of property or other rights) by the Corporation or any of its direct or indirect subsidiaries, their affiliates, or any of their respective successors under any employment, option, benefit plan, severance, termination or other compensation arrangement currently in effect is, or will be, an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code).

          3.13.6          Other. Neither the Corporation or any of its direct or indirect subsidiaries nor any entity merged with the Corporation or any of its direct or indirect subsidiaries has been a member of an (i) affiliated group (within the meaning of Section 1504 of the Code), or (ii) affiliated, combined, consolidated, unitary, or similar group for state or local Tax purposes. Neither the Corporation nor any of its direct or indirect subsidiaries is a member of a partnership. Neither the Corporation nor any of its direct or indirect subsidiaries is a party to any agreement relating to allocating or sharing the payment of, or liability for, or any indemnity by the Company with respect to any Taxes.

          3.13.7          Taxes Defined. "Taxes" means any federal, state, county, local, or foreign taxes, charges, assessments, levies, deficiencies, or other governmental fees, charges, or amounts required to be collected, withheld, or paid to any government, agency, or political subdivision of any government in respect of any tax or governmental fee or charge, together with any penalties, additions to tax or interest, due under any applicable law, regulation, rule, or ordinance to any governmental unit or agency, including, without limitation, taxes with respect to income, profits, gross receipts, value added, ad valorem, employment, unemployment, withholding, backup withholding, nonresident alien withholding, social security, real property, personal property, sales, use, excise, intangibles, license, franchise, capital stock, and disability, and payments based on occupation, services rendered, real property, personal property or transfer.

          3.14          Title to Properties. The Corporation and each of its direct and indirect subsidiaries have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in the consolidated balance sheet of the Corporation and subsidiaries as of December 31, 2005, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:

          3.14.1          Reflected on Balance Sheet. As reflected on the consolidated balance sheet of the Corporation and its subsidiaries as of December 31, 2005, and the notes thereto;

          3.14.2          Normal to Business. Liens for current Taxes not yet delinquent, and liens or encumbrances which are normal to the business of the Corporation and its direct and indirect subsidiaries and which are not material in relation to the business, income, or financial condition of the Corporation and its direct and indirect subsidiaries taken as a whole; and

          3.14.3          Immaterial Imperfections. Such imperfections of title, easements, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby, or which would not otherwise be material to the business, income, or financial condition of the Corporation and its direct and indirect subsidiaries taken as a whole.

          3.14.4          Public Easements; Etc. Such public easements, public rights of way, and interests of units of government of record, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

          3.15          Condition of Property. The nonfinancial assets owned or leased by the Corporation and its direct and indirect subsidiaries constitute all of the assets held for use or used in connection with the business of the Corporation and its direct and indirect subsidiaries and are adequate to carry on their respective businesses as presently conducted. No building or improvement on any real property owned, leased, or used by the Corporation or any of its direct or indirect subsidiaries encroaches in any material respect on any easement or property owned by another, and no building or real property owned by another encroaches on any real property owned, leased, or used by the Corporation or any of its direct or indirect subsidiaries or on any material easement the benefit of which runs to real property owned, leased, or used by the Corporation or any of its direct or indirect subsidiaries. None of the boundaries of any parcel of real property owned, leased, or used by the Corporation or any of its direct or indirect subsidiaries deviates materially from those shown on the survey of such parcel, if any, provided in the Corporation's Disclosure Statement or from what they appear to be through visual inspection. Neither the Corporation nor any of its direct or indirect subsidiaries is in material violation of any zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement relating to any real property that the Corporation or any of its direct or indirect subsidiaries owns, leases, or uses. All of the nonfinancial assets and properties that the Corporation or any of its direct or indirect subsidiaries owns, leases, or uses are in good operating condition (normal wear and tear excepted), are structurally sound, are in a good state of maintenance and repair, are reasonably fit for their intended purposes, are adequately serviced by all utilities reasonably necessary for the effective operation of the Corporation's and the subsidiaries' business as presently conducted, and are in the possession of the Corporation or one of its direct or indirect subsidiaries. None of the real property owned, leased, or used by the Corporation or any of its direct or indirect subsidiaries is the subject of any condemnation action and there is, to the best of the Corporation's knowledge, no proposal under consideration by any public or governmental authority or entity to use any of the real property owned, leased, or used by the Corporation or any of its direct or indirect subsidiaries for some other purpose. There are no claims, litigation, proceedings, or disputes pending or threatened against or relating to any real property owned or leased by the Corporation or any of its direct or indirect subsidiaries. There are no agreements, contracts, or leases, written or oral, that affect any real property owned or leased by the Corporation or any of its direct or indirect subsidiaries. There is no pending or proposed special assessment affecting or which may affect any real property owned or leased by the Corporation or any of its direct or indirect subsidiaries.

          3.16          Leases. All leases pursuant to which the Corporation or any of its direct or indirect subsidiaries, as lessee, lease real or personal property which is material to the business of the Corporation or any of its direct or indirect subsidiaries are valid, effective, and enforceable against the lessor in accordance with their respective terms. There is no existing default under any such lease, or any event which with notice or lapse of time, or both, would constitute a default with respect to the Corporation or any of its direct or indirect subsidiaries or, to the best knowledge of the Corporation, any other party. No such lease contains a prohibition against assignment by the Corporation or any of its direct or indirect subsidiaries, by operation of law or otherwise, or any other provision which would preclude consummation of the Merger or preclude the Corporation or its direct or indirect subsidiaries from possessing and using the leased premises for the same purposes and upon the same rental and other terms upon consummation of the Merger as are applicable to the possession and use by the Corporation or its direct or indirect subsidiaries as of the date of this Plan of Merger. To the knowledge of the Corporation, there are no disputes concerning the interpretation of any term, condition, or provision of any of any such lease.

          3.17          Licenses, Permits, Etc.

          3.17.1          All Licenses, Permits, Etc. The Corporation and each of its direct and indirect subsidiaries hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of their businesses as presently conducted, the lack of which would have a Material Adverse Effect on the Corporation. The Subsidiary Bank and any of the Corporation's other direct or indirect subsidiaries that engage in the mortgage banking business are approved seller-servicers for Freddie Mac, and with respect to ChoiceOne Bank, Countrywide, and with respect to Valley Ridge Bank, the Federal Home Loan Bank of Indianapolis, and in that capacity holds all necessary permits, authorizations, or approvals necessary to carry on a mortgage banking business.

          3.17.2          Regulatory Action. Neither the Corporation nor any of its direct or indirect subsidiaries:

          (a)          Has been charged with, or to the best of the Corporation's knowledge is under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule, regulation, guideline, or standard; or

          (b)          Is the subject of any pending or, to the Corporation's knowledge, threatened proceeding by any regulatory authority having jurisdiction over its business or properties.

          3.18          Certain Employment Matters.

          3.18.1          Employment Policies, Programs, and Procedures. The policies, programs and practices of the Corporation and its direct and indirect subsidiaries relating to wages, hours of work, and other terms and conditions of employment are in compliance in all material respects with applicable laws, orders, regulations and public policies governing employment and terms and conditions of employment.

          3.18.2          Record of Payments. There are no material obligations of the Corporation or any of its direct or indirect subsidiaries, whether arising by operation of law, civil or common, by contract, or by past custom, for Employment-Related Payments (as defined in Section 3.18.3 (Employment-Related Payments)) to trusts or other funds or to any governmental agency or to any present or former director, officer, employee, or agent (or his or her heirs, survivors, legatees, or legal representatives) which have not been duly recorded on the books and records of the Corporation or one of its direct or indirect subsidiaries and paid when due or duly accrued as a liability.

          3.18.3          Employment-Related Payments. For purposes of this Plan of Merger, "Employment-Related Payments" include any payment to be made with respect to any contract for employment, unemployment compensation benefits, profit sharing, pension or retirement benefits or social security benefits, or for fringe benefits, including vacation or holiday pay, bonuses and other forms of compensation, or for medical insurance or medical expenses, which are payable to present or former directors, officers, employees, or agents of the Corporation or any of its direct or indirect subsidiaries, or their respective survivors, heirs, legatees, or legal representatives.

          3.18.4          Employment Claims. There are no disputes, claims, or charges, pending or threatened against the Corporation or any of its direct or indirect subsidiaries, alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy or ordinance relating to employment or terms and conditions of employment, and there is no basis for any valid claim or charge with regard to such matters.

          3.18.5          Disclosure of Agreements. There is no written or oral, express or implied:

          (a)          Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of the Corporation or any of its direct or indirect subsidiaries which is not terminable by the Corporation or one of its direct or indirect subsidiaries upon 60 days' or less notice without penalty or obligation;

          (b)          Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing; or

          (c)          Plan, agreement, arrangement, or understanding with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former employee of the Corporation or any of its direct or indirect subsidiaries or any spouse, child, member of the same household, estate, or survivor of any employee.

          (d)          collective bargaining agreement with respect to any of their employees or any labor organization to which their employees or any of them belong.

          3.19          Employee Benefit Plans. With respect to any "employee welfare benefit plan," any "employee pension benefit plan," or any "employee benefit plan" within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each referred to as an "Employee Benefit Plan"), maintained by or for the benefit of the Corporation or any of its direct or indirect subsidiaries or to which the Corporation or any of its direct or indirect subsidiaries has made payments or contributions on behalf of its employees:

          3.19.1          ERISA Compliance. The Corporation and each of its direct and indirect subsidiaries, each Employee Benefit Plan, and all trusts created thereunder are in substantial compliance with ERISA and all other applicable laws and regulations applicable to such plans and trusts.

          3.19.2          Internal Revenue Code Compliance. The Corporation and each of its direct and indirect subsidiaries, each Employee Benefit Plan which is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and all trusts created thereunder are in compliance with the applicable provisions of the Internal Revenue Code.

          3.19.3          Prohibited Transactions. No Employee Benefit Plan and no trust created thereunder has been involved in any nonexempt "prohibited transaction" as defined in Section 4975 of the Internal Revenue Code and in Sections 406, 407, and 408 of ERISA.

          3.19.4          Plan Termination. No Employee Benefit Plan which is a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust after June 30, 1974, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the "PBGC"), where applicable, as required by the Internal Revenue Code and ERISA. With respect to each such termination, all termination procedures have been completed and there are no pending or potential liabilities to the PBGC, to the plans, or to participants under such terminated plans. Each such termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

          3.19.5          Multiemployer Plan. No Employee Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37)(A) of ERISA.

          3.19.6          Defined Benefit Plan. No Employee Benefit Plan in effect as of December 31, 2005, is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.

          3.19.7          Reportable Events. There has been no "reportable event" as defined in Section 4043 of ERISA, after September 1, 1974, with respect to any Employee Benefit Plan or any trust created thereunder.

          3.19.8          No Premiums. The Corporation does not owe premiums to the PBGC which are due but unpaid and has not been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.

          3.19.9          No Further Payments. If any Employee Benefit Plan (and the related trusts) which is subject to Title IV of ERISA were terminated on the date of the latest actuarial valuation, neither the Corporation nor any of its direct or indirect subsidiaries would have any liability for further contributions or other payments with respect thereto (whether direct liability to the plan, the trusts, the participants and beneficiaries of the plan, or liability to the PBGC) and there has been no amendment of any such plan or other occurrence after the date of the latest actuarial valuation which would result in any such liability.

          3.19.10         No Amendment. With respect to any Employee Benefit Plan which is a defined benefit plan qualified under Section 401(a) of the Internal Revenue Code, there has been no amendment of such plan or other occurrence after the date of the latest actuarial reports prepared with respect to the plan which has materially changed the financial and funding condition of the plan.

          3.19.11         Payment of Contributions. The Corporation and each of its direct and indirect subsidiaries have made when due all contributions required under any Employee Benefit Plan and under applicable laws and regulations.

          3.19.12         Payment of Benefits. There are no payments which have become due from any Employee Benefit Plan, the trusts created thereunder, or from the Corporation or any of its direct or indirect subsidiaries that have not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

          3.19.13         Accumulated Funding Deficiency. No Employee Benefit Plan which is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has incurred, after June 30, 1974, an "accumulated funding deficiency" as defined in Section 412(a) of the Internal Revenue Code and Section 302 of ERISA (whether or not waived).

          3.19.14         Filing of Reports. The Corporation has filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC as prescribed by the Internal Revenue Code or ERISA, or regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which, as of the making of this representation and warranty, would be material to the financial condition, net income, business, properties, operations, or prospects of the Corporation or any of its direct or indirect subsidiaries.

          3.20          Environmental Matters.

          3.20.1          Owned or Operated Property. With respect to: (i) the real estate owned or leased by the Corporation or any of its direct or indirect subsidiaries or used in the conduct of their businesses; (ii) other real estate owned by any of the Corporation's direct or indirect subsidiaries; (iii) any real estate held and administered in trust by the Subsidiary Bank; and (iv) to the Corporation's knowledge, any real estate formerly owned or leased by the Corporation or any of its direct or indirect subsidiaries (for purposes of this Section, properties described in any of (i) through (iv) are collectively referred to as "Premises"):

          (a)          Construction and Content. None of the Premises is constructed of, or contains as a component part, any material which (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any substance that is a Hazardous Substance (defined below).

          (b)          Uses of Premises. No part of the Premises has been used for the generation, manufacture, handling, treatment, storage, disposal, or management of Hazardous Substances.

          (c)          Underground Storage Tanks. The Premises do not contain, and have never contained, any underground storage tanks. With respect to any underground storage tank listed in the Corporation's Disclosure Statement as an exception to the foregoing, each such underground storage tank is or has been maintained, removed or closed, as applicable, in compliance with all applicable Environmental Laws (defined below), and has not been the source of any release of a Hazardous Substance to the environment.

          (d)          Absence of Contamination. The Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source.

          (e)          Environmental Suits and Proceedings. There is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving the Corporation or any of its direct or indirect subsidiaries pending, threatened, or previously asserted under, or as a result of any actual or alleged failure to comply with any requirement of, any Environmental Law. There is no factual basis for any of the foregoing.

          3.20.2          Loan Portfolio. With respect to any real estate securing any outstanding loan or related security interest and any owned real estate acquired in full or partial satisfaction of a debt previously contracted:

          (a)          Investigation. The Corporation and its direct and indirect subsidiaries have complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in the Corporation's Disclosure Statement), and all applicable laws and regulations concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance on, in, or under such property and whether or not a release of a Hazardous Substance has occurred at or from such property.

          (b)          No Known Contamination. No such property is known to contain or be contaminated by any quantity of any Hazardous Substance from any source.

          3.20.3          Definitions.

          (a)          Hazardous Substances. For purposes of this Plan of Merger, "Hazardous Substance" has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C.A., 9601 et seq. ("CERCLA"), and also includes any substance now or in the future regulated by or subject to any Environmental Law (as defined below) and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, fiberglass, radon, and polychlorinated biphenyls.

          (b)          Environmental Laws. For purposes of this Plan of Merger, "Environmental Laws" means all laws (civil or common), ordinances, rules, regulations, and orders that: (i) regulate air, water, soil, or solid waste management, including the generation, release, containment, treatment, storage, handling, transportation, disposal, or management of Hazardous Substances; (ii) regulate or prescribe requirements for air, water, or soil quality; (iii) are intended to protect public health or the environment; or (iv) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

          3.21          Duties as Fiduciary. The Subsidiary Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, the violation of which would be material to its business, income, or financial condition. The Subsidiary Bank has not received notice of any claim, allegation, or complaint from any person that the Subsidiary Bank failed to perform these fiduciary duties in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Corporation's consolidated financial statements as of December 31, 2005.

          3.22          Investment Bankers and Brokers. The Corporation has not employed any broker, finder, or investment banker in connection with the Merger, except for with respect to ChoiceOne, the engagement of Sandler O'Neill & Partners, L.P. ("Sandler") and with respect to Valley Ridge, the engagement of Donnelly Penman & Partners ("Donnelly"). The Corporation has no express or implied agreement with any other person or company relative to any commission or finder's fee payable with respect to the Merger.

          3.23          Change in Business Relationships. Neither the Corporation nor any of its direct or indirect subsidiaries has notice, whether on account of the Merger or otherwise, that (i) any customer, agent, representative, or supplier of the Corporation or any of its direct or indirect subsidiaries intends to discontinue, diminish, or change its relationship with the Corporation or any of its direct or indirect subsidiaries, which would have a Material Adverse Effect on the Corporation; or (ii) any executive officer of the Corporation or any of its direct or indirect subsidiaries intends to terminate his or her employment except as contemplated in or by this Plan of Merger.

          3.24          Insurance. The Corporation and each of its direct or indirect subsidiaries maintain in full force and effect insurance on their assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering the Corporation's or any of its direct or indirect subsidiaries' assets, properties, premises, operations, or personnel.

          3.25          Books and Records. The minutes contained in corporate minute books and files of the Corporation and its direct and indirect subsidiaries properly and accurately record in all material respects all actions actually taken by its shareholders, directors, and committees of directors. The books, accounts, and records of the Corporation and its direct and indirect subsidiaries reflect only actual transactions and have been maintained in all material respects in the usual and regular manner, in accordance with generally accepted accounting principles consistently applied, and in compliance with all applicable laws and regulations.

          3.26          Events Since December 31, 2005. Neither the Corporation nor any of its direct or indirect subsidiaries has, since December 31, 2005:

          3.26.1          Business in Ordinary Course. Conducted its business other than in the ordinary course, or incurred or become subject to any material liability or obligation, except liabilities incurred in the ordinary course of business.

          3.26.2          Strikes or Labor Trouble. Experienced or, to the best knowledge of the Corporation, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character which has been or could reasonably be expected to have a Material Adverse Effect on the Corporation.

          3.26.3          Mortgage of Assets. Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business, except for such mortgages, pledges, liens, charges, and encumbrances for indebtedness that do not in the aggregate exceed $10,000.

          3.26.4          Contract Amendment or Termination. Made or permitted any amendment or termination of any contract to which it is a party and which is material to the business, income, or financial condition of the Corporation or any of its direct or indirect subsidiaries, except as expressly provided in this Plan of Merger.

          3.26.5          Write-downs. Made any write-down in excess of $10,000 of any of its assets which are not reflected in the Corporation's consolidated financial statements as of December 31, 2005.

          3.27          Anticipated Changes No facts or circumstances have been discovered from which it appears that there is a risk that there will occur a materially adverse change in the financial condition, net income, business, properties, operations, or prospects of the Corporation or any of its direct or indirect subsidiaries.

          3.28          Reserve for Loan Losses. The reserve for loan losses reflected in the Corporation's and its subsidiaries' audited consolidated financial statements for the period ended or ending December 31, 2004 and 2005, and Call Reports for the quarters ended or ending March 31, 2006, June 30, 2006, and September 30, 2006, was or will be (as applicable) adequate to meet all reasonably anticipated loan losses, net of recoveries related to loans previously charged off.

          3.29          No Insider Trading. The Corporation has reviewed its stock transfer records since June 30, 2005, and has questioned its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, to the best of the Corporation's knowledge, no director or officer of the Corporation or any of its direct or indirect subsidiaries and no person related to any such director or officer by blood or marriage and residing in the same household has since June 30, 2005, purchased or sold, or caused to be purchased or sold, any shares of the Corporation's common stock of which such director, officer, or related person is or was the record or beneficial owner as determined according to Rule 13d-3 issued under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), during any period when the Corporation was in possession of material nonpublic information.

          3.30          Continuity of Interest. Neither ChoiceOne, its direct or indirect subsidiaries nor any person related to ChoiceOne or its direct or indirect subsidiaries (as defined in Section 1.368-1(e)(3) of the Treasury Regulations (the "Regulations")) has any plan or intention to acquire or redeem any of the ChoiceOne Common Stock issued in the transaction, either directly or through any transaction, agreement or arrangement with any other person. Neither Valley Ridge, its direct or indirect subsidiaries nor any person related to Valley Ridge or its direct or indirect subsidiaries (within the meaning of Section 1.368-1(e)(3) of the Regulations without regard to Section 1.368-1(e)(3)(i)(A) of the Regulations) has acquired or redeemed any of the Valley Ridge Common Stock in connection with the Merger either directly or through any transaction, agreement or arrangement with any other person or made any distributions with respect to the Valley Ridge Common Stock (other than regular, normal dividends or the Special Dividend).

          3.31          ChoiceOne Common Stock. The shares of ChoiceOne Common Stock to be issued in the Merger in accordance with this Plan of Merger will be duly authorized and, when issued as contemplated by this Plan of Merger, validly issued, fully paid, and nonassessable shares.

          3.32          True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by the Corporation in connection with this Plan of Merger, including the Corporation's Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

          3.33          Truth and Completeness of Representations and Warranties.

          3.33.1          True at the Closing. The Corporation warrants that its representations and warranties in this Plan of Merger will be true in all material respects at the Closing. All of such representations and warranties made with respect to specified dates or events shall still be true at the Closing in all material respects with respect to such dates or events.

          3.33.2          Untrue Representations and Warranties. During the term of this Plan of Merger, if the Corporation becomes aware of any facts or of the occurrence or impending occurrence of any event which would cause one or more of the Corporation's representations and warranties contained in this Plan of Merger to become untrue, or would have caused one or more of such representations and warranties (except in the case of representations and warranties expressly made only as of the execution of this Plan of Merger) to be untrue had such facts been known or had such event occurred before the execution of this Plan of Merger, then:

          (a)          Notice. The Corporation shall immediately give detailed written notice thereof to the other party; and

          (b)          Remedy Unless Waived. The Corporation shall use all reasonable efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by the other party.

          3.34          No Indemnification Claims. To the knowledge of the Corporation, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.

          3.35          Agreements With Bank Regulators. Neither the Corporation nor any of its direct or indirect subsidiaries is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has the Corporation nor any of its direct or indirect subsidiaries have been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither the Corporation nor any of its direct or indirect subsidiaries is required by applicable law to give prior notice to any Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. As of the date of this Plan of Merger, the Corporation has no knowledge of any reason why the regulatory approvals referred to in Section 3.1.4 (Required Approvals) cannot be obtained or why the process would be materially impeded.

          3.36          Corporation-Related Persons. For purposes of this Plan of Merger, the term "Corporation-Related Person" shall mean any shareholder owning 5% or more of the Corporation's common stock, director or executive officer of the Corporation or any of its direct or indirect subsidiaries, their spouses and children, any person who is affiliated with or is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

          3.36.1          Insider Loans. No Corporation-Related Person has any loan, credit or other contractual arrangement outstanding with the Corporation or any of its direct or indirect subsidiaries that does not conform to applicable rules and regulations of the FDIC or the Federal Reserve Board.

          3.36.2          Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer of the Corporation or one of its direct or indirect subsidiaries, no Corporation-Related Person owns or controls any assets or properties that are used in the business of the Corporation or any of its direct or indirect subsidiaries.

          3.36.3          Contractual Relationships. Other than ordinary and customary banking relationships, no Corporation-Related Person has any contractual relationship with the Corporation or any of its direct or indirect subsidiaries.

          3.36.4          Loan Relationships. No Corporation-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, the Corporation or any of its direct or indirect subsidiaries in a principal amount of $100,000 or more.

          3.37          Loan Guarantees. All guarantees of indebtedness owed to the Corporation or any of its direct or indirect subsidiaries, including without limitation those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable.

          3.38          Joint Ventures; Strategic Alliances. Neither the Corporation nor any of its direct or indirect subsidiaries is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

          3.39          Policies and Procedures. The Corporation and each of its direct and indirect subsidiaries have complied in all material respects with the policies and procedures as formally adopted and disclosed to the other Corporation as applicable to the periods when those policies and procedures were in effect.

          3.40          Loan Origination and Servicing. In originating, underwriting, servicing, purchasing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, each of the Corporations direct and indirect subsidiaries, including, but not limited to, the Bank Subsidiary, have complied with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures, except for incidents of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation.

ARTICLE IV

CERTAIN COVENANTS

          4.1          Disclosure Statements. Each Corporation has prepared and delivered to the other party a Disclosure Statement, certified with respect to Section 3.33 (True and Complete Information) on behalf of the Corporation by its chief executive officer and its chief financial officer. In addition to any exceptions to the Corporation's representations set forth in Article III, the Disclosure Statement contains true and correct copies of each and every document specified below. Not less than 5 days prior to the Closing, each Corporation shall deliver to the other party an update to the Corporation's Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, which are not contained in the Corporation's Disclosure Statement as initially delivered. The update to the Corporation's Disclosure Statement shall be certified with respect to Section 3.33 (True and Complete Information) on behalf of the Corporation by its chief executive officer and its chief financial officer. Each Disclosure Statement and the update, as of the dates they are delivered, shall contain:

          4.1.1          Employment Agreements. All employment agreements not terminable by the Corporation or its direct or indirect subsidiaries upon 60 days' or less notice without penalty or obligation.

          4.1.2          Employment Policies. All employee handbooks, policy manuals, rules and standards of employment implemented by the Corporation or any of its direct or indirect subsidiaries with regard to their employees and presently in effect.

          4.1.3          Judgments, Orders or Settlement Agreements. Any judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of the Corporation or any of its direct or indirect subsidiaries which, by their terms, continue to bind or affect the Corporation or any of its direct or indirect subsidiaries.

          4.1.4          Loan Delinquencies. A list of loans or extensions of credit on the books of any of the Corporation's direct or indirect subsidiaries with a principal balance of $5,000 or more and which are more than 60 days contractually delinquent.

          4.1.5          Letters of Credit and Loan Contingencies. A listing of all letters of credit and obligations to make loans or extend credit which any of the Corporation's direct or indirect subsidiaries cannot reject or terminate without advance notice or penalty in its sole discretion, and upon which any of the Corporation's direct or indirect subsidiaries may be or may become liable without action or omission of the Corporation's direct or indirect subsidiaries after the Closing excluding lines of credit.

          4.1.6          Related Person Contracts. All agreements, contracts, mortgages, deeds of trust, leases, commitments, indentures, notes, or other instruments, which are, to the best of the Corporation's knowledge, with any Corporation Related Person (defined below), excepting any ordinary and customary banking relationship. For purposes of this Plan of Merger, the term "Corporation Related Person" shall mean any director or executive officer of the Corporation or any of its direct or indirect subsidiaries, their spouses and children, any person who is a member of the same household as such persons, and any corporation, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

          4.1.7          Related Person Loans. A list of all outstanding loans or loan commitments from, and all irrevocable letters of credit issued by, the Corporation or any of its direct or indirect subsidiaries in a principal amount of $10,000 or more to or on behalf of any Corporation Related Person.

          4.1.8          Control of Material Assets. A list of any material assets or properties which are used in the business of the Corporation or any of its direct or indirect subsidiaries which are owned or controlled by a Corporation Related Person, other than in a capacity as a shareholder, director or officer of the Corporation or one of its direct or indirect subsidiaries.

          4.1.9          Retired Employee Expenses. All plans, agreements, arrangements, or understandings concerning payment of medical expenses, insurance, or other benefits with respect to any former employee, or any spouse or child, member of the same household, estate, or survivor of a former employee.

          4.1.10          Deeds and Titles. All deeds, titles, or other evidences of title to real estate, as well as copies of all surveys, abstracts, and environmental assessments thereof and title insurance policies relating thereto in the possession of the Corporation or its direct or indirect subsidiaries, and complete and correct lists of all items of personal property which had a book value in excess of $10,000 as of December 31, 2005, reflected in the books and records of the Corporation or any of its direct or indirect subsidiaries as being owned (including those reflected in the consolidated balance sheet of the Corporation and its subsidiaries as of December 31, 2005), except as since disposed of in the ordinary course of business.

          4.1.11          Lease Agreements. All leases or other agreements pursuant to which the Corporation or any of its direct or indirect subsidiaries, as lessee or lessor, leases real or personal property, excepting any lease as to personal property under which the aggregate lease payments with respect to that lease do not exceed $10,000.

          4.1.12          Other Agreements.

          (a)          All contracts or agreements to which the Corporation or any of its direct or indirect subsidiaries is a party or subject which call for aggregate payments in excess of $5,000 with respect to individual items or individual agreements, excepting any ordinary and customary banking relationship.

          (b)          All data processing agreements, service agreements, consulting agreements, or any similar arrangements not terminable by the Corporation or any of its direct or indirect subsidiaries upon 60 days' or less notice without penalty, excepting any agreement which does not require aggregate payments in excess of $10,000.

          (c)          All interest rate swap agreements and other agreements relating to hedging interest rate risks.

          4.1.13          Insurance Policies. All policies of insurance maintained by the Corporation or any of its direct or indirect subsidiaries with respect to assets, properties, premises, operations, and personnel, and copies of the most recent insurance audit, review, or report (if any).

          4.1.14          Charter Documents and Bylaws. The articles of incorporation and bylaws of the Corporation and each of its direct and indirect subsidiaries, including all amendments to date.

          4.1.15          Shareholder List. A shareholder list as of the most recent date available identifying each shareholder, indicating the number of shares held, and providing the shareholder's record address.

          4.1.16          Employee Benefit Plans. All plans, policies or contracts providing for bonuses, pensions, all sales commission schedules, options, stock purchases, deferred compensation, severance or termination pay, retirement payments, profit sharing, or retirement savings, including amendments, any summary plan description relating thereto, and, to the extent applicable, the last two annual reports on Form 5500 for each such plan or contract, the latest determination letter issued by the IRS with respect to each Employee Benefit Plan which is a qualified plan under Section 401(a) of the Internal Revenue Code and any determination letter issued with respect to each amendment to each such Employee Benefit Plan, and all administrative forms for each Employee Benefit Plan.

          4.1.17          Management Letters. Copies of any letters or memoranda to management or special reports received during each of the last three years by the Corporation or any of its direct or indirect subsidiaries from the Corporation's independent public accountants which set forth criticisms of, or advice, suggestions, or recommendations for improvements in, any aspect of the accounting for or operation of the Corporation or any of its direct or indirect subsidiaries.

          4.1.18          Long-Term Debt. Copies of any loan agreements, notes, indentures, security agreements, mortgages, pledge receipts, guaranties, and related documents with respect to all long-term indebtedness of the Corporation or any of its direct or indirect subsidiaries.

          4.1.19          Regulatory Orders. Copies of any order, decree, memorandum, agreement, or understanding with regulatory agencies binding upon or affecting the operations of the Corporation or any of its direct or indirect subsidiaries or their respective directors or officers in their capacities as such.

          4.1.20          Board and Environmental Investigation Policies. Copies of all policies formally adopted by the Board of Directors of the Corporation and each of its direct and indirect subsidiaries as currently in effect and, with respect to environmental matters, copies of all policies that have been in effect during the last 10 years regarding the performance of environmental investigations of properties accepted as collateral for loans or accepted in trust, including the effective dates of all such policies.

          4.1.21          Litigation. A list of all suits, actions, and proceedings (legal, administrative, arbitral, or otherwise), and all claims, investigations, and inquiries (by an administrative agency, governmental body, or otherwise) to which the Corporation or any of its direct or indirect subsidiaries, or any of their respective businesses or properties, is a party as plaintiff or defendant or is subject, excluding routine collection actions in the ordinary course of business in which the Corporation or any of its direct or indirect subsidiaries is the plaintiff, that do not exceed $50,000, together with copies of the complaint, answer, and all material motions and orders filed or entered in connection therewith.

          4.1.22          MESC Form 1027. With respect to each of Valley Ridge's subsidiaries, a completed and executed copy of MESC Form 1027, Business Transferor's Notice of Unemployment Tax Liability and Rate.

          4.2          Conduct of Business Pending the Effective Time of the Merger. From the execution of this Plan of Merger until the Effective Time of the Merger, each Corporation agrees that, except as consented to in writing by the other party or as otherwise provided in this Plan of Merger, the Corporation shall, and it shall cause each of its direct and indirect subsidiaries to:

          4.2.1          Ordinary Course. Conduct its business and manage its property only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as prior to the execution of this Plan of Merger, and not make any substantial change to its methods of management or operation in respect of such business or property.

          4.2.2          No Inconsistent Actions. Take no action which would be inconsistent with or contrary to the representations, warranties, and covenants made by the Corporation in this Agreement, and take no action which would cause the Corporation's representations and warranties to become untrue except as and to the extent required by applicable laws and regulations or regulatory agencies having jurisdiction.

          4.2.3          Compliance. Comply in all material respects with all laws, regulations, agreements, court orders, and administrative orders applicable to the conduct of its business unless the application of such laws, regulations, or orders is being contested in good faith and the other party has been notified of such contest.

          4.2.4          No Amendments. Make no change in its articles of incorporation or charter, as the case may be, or its bylaws, except as effected by this Plan of Merger and the Merger.

          4.2.5          Books and Records. Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws and accounting standards.

          4.2.6          No Change in Stock. Make no change in the number of shares of its capital stock issued and outstanding; grant no warrant, option, or commitment relating to its capital stock; enter into no agreement relating to its capital stock; and issue no securities convertible into its capital stock.

          4.2.7          Maintenance. Use all reasonable efforts to maintain its property and assets in their present state of repair, order and condition, reasonable wear and tear and damage by fire or other casualty excepted.

          4.2.8          Preservation of Goodwill. Use all reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.

          4.2.9          Insurance Policies. Use all reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.

          4.2.10          Charge-Offs. Charge off loans and maintain its reserve for loan losses, in each case in a manner in conformity with the prior practices of the Corporation and its direct or indirect subsidiaries and applicable industry, regulatory, and accounting standards.

          4.2.11          Policies and Procedures. Make no material change in any policies and procedures applicable to the conduct of its business, including without limitation any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies having jurisdiction.

          4.2.12          New Directors or Officers. Except to reelect persons who are then incumbent directors and officers at annual meetings, not:

          (a)          Increase the number of directors or fill any vacancy on the board of directors; or

          (b)          Elect or appoint any person to an executive office without first consulting the other party.

          4.2.13          Compensation and Benefits.

          (a)          Not increase, or agree to increase, the salary or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any director or officer, or any other class or group of employees as a class or group, except for increases, agreements or payments which are reasonable in amount and consistent with the prior year; and

          (b)          Not introduce, change, or agree to introduce or change, any pension, profit sharing, or employee benefit plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Plan of Merger, or necessary or advisable, in the opinion of counsel, to maintain any tax qualified status.

          4.2.14          New Employment Agreements. Except with respect to the employment, retention bonus, non-competition, and/or consulting agreements to be offered by ChoiceOne to Messrs. James Bosserd, Richard Edgar, Ronald Hansen, Robert Karpinski, and Michael McHugh as contemplated by Section 6.11 (Employment and/or Consulting Agreements) of this Plan of Merger, not enter into any employment or consulting agreement which is not terminable by the Corporation or its direct or indirect subsidiaries without cost or penalty upon 60 days' or less notice.

          4.2.15          Dividends. Not declare or pay any dividends, nor make any other distribution, in respect of any shares of its capital stock except as permitted by Section 4.3 (Dividends).

          4.2.16          Borrowing. Not borrow money except in the ordinary course of business.

          4.2.17          Mortgaging Assets. Not sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except in the ordinary course of business.

          4.2.18          Notice of Actions. Notify the other party of the threat or commencement of any action, suit, proceeding, claim, arbitration, or investigation against or relating to: (i) the Corporation or any of its direct or indirect subsidiaries; (ii) the Corporation or any of its direct or indirect subsidiaries' directors, officers, or employees in their capacities as such; (iii) the Corporation's or any of its direct or indirect subsidiaries' assets, liabilities, businesses, or operations; or (iv) the Merger or this Plan of Merger.

          4.2.19          New Service Arrangements. Not enter into, or commit to enter into, any agreement for trust, consulting, professional, data processing, or other services to the Corporation or any of its direct or indirect subsidiaries which is not terminable by the Corporation or a direct or indirect subsidiary without penalty upon 60 days' or less notice.

          4.2.20          Capital Improvements. Not open, enlarge, or materially remodel any bank or other facility, and not lease, purchase, or otherwise acquire any real property for use as a branch bank, or apply for regulatory approval of any new branch bank, excepting pursuant to prior commitments made by the Corporation or one of its direct or indirect subsidiaries that are disclosed in the Corporation's Disclosure Statement.

          4.3          Dividends.

          4.3.1          Regular Dividends. Valley Ridge may declare and pay cash dividends upon Valley Ridge Common Stock at a rate of $5.40 per share on an annual basis in a manner, on dates, and with respect to record dates consistent with its past practice. However, Valley Ridge shall adjust the record date for its regularly scheduled dividend, if any (otherwise permissible under this Section 4.3 (Dividends)), with respect to the period in which the Effective Time of the Merger occurs if necessary to assure that Valley Ridge shareholders receive one and only one dividend, other than the Special Dividend (defined below), payable in, or with a record date occurring in, the quarter in which the Effective Time of the Merger occurs, whether with respect to Valley Ridge Common Stock or ChoiceOne Common Stock received in the Merger. ChoiceOne may declare and pay cash dividends upon ChoiceOne Common Stock at a rate of $0.68 per share on an annual basis in a manner, on dates and with respect to record dates consistent with its past practice.

          4.3.2          Special Dividend. Valley Ridge may declare a special one-time dividend on Valley Ridge Common Stock equal to, in the aggregate, $10,000,000 (the "Special Dividend"). The record date for the Special Dividend shall be one day prior to the Effective Time of the Merger and shall be payable 30 days thereafter.

          4.4          Affiliates. The Corporation's Disclosure Statement and the update to the Corporation's Disclosure Statement shall identify every person who may, to the Corporation's reasonable knowledge, be deemed to be an "affiliate" of the Corporation for purposes of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Corporation shall cause its counsel to deliver to each person who is identified as an affiliate, on or prior to the Effective Time of the Merger, advice with respect to such person's obligations under the Securities Act and the regulations issued thereunder with respect to disposition of securities of ChoiceOne. Further, the Corporation shall use all reasonable efforts to cause each person who is identified as an affiliate to deliver to ChoiceOne on or prior to the Effective Time of the Merger a written agreement, satisfactory to ChoiceOne, that such person shall not offer to sell or otherwise dispose of any shares of ChoiceOne Common Stock beneficially owned by or issued to such person pursuant to the Merger in violation of the Securities Act or the regulations thereunder.

          4.5          Competing Proposals. Neither Corporation nor any of its respective subsidiaries, nor any of their respective directors, officers, employees, investment bankers, representatives, or agents, shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Plan of Merger. Without limiting the foregoing:

          4.5.1          No Solicitation. Neither Corporation nor any of its respective subsidiaries, nor any of their respective directors, officers, employees, investment bankers, representatives, or agents, shall, directly or indirectly, (i) solicit, encourage, negotiate, accept or approve, a Business Combination Proposal (defined below); or (ii) participate in any discussions or negotiations regarding a Business Combination Proposal unless a Fiduciary Event (defined below) has occurred and continues or such discussions or negotiations are likely to lead to a Superior Proposal (defined below). A proposal, offer, or other expression of interest concerning a Business Combination (defined below) shall be referred to as a "Business Combination Proposal." For purposes of this Plan of Merger, a "Business Combination" means: (a) a merger, consolidation, share exchange, tender offer, exchange offer, sale of shares or any similar transaction, involving a Corporation or any of its direct or indirect subsidiaries other than the Merger; (b) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits, or assumption of liabilities not in the ordinary course, involving a Corporation or any of its direct or indirect subsidiaries; (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of a Corporation or any of its direct or indirect subsidiaries; or (d) any substantially similar transaction.

          4.5.2          Communication of Other Proposals. Each Corporation shall cause written notice to be delivered to the other party promptly upon receipt of any Business Combination Proposal. Such notice shall contain the material terms and conditions of the Business Combination Proposal to which such notice relates. Within ten business days after a Corporation's receipt of a Business Combination Proposal, the Corporation receiving such Business Combination Proposal shall give notice to the other Corporation whether or not a Fiduciary Event has occurred or a Superior Proposal is reasonably likely to result, and if not, the notice shall contain a copy of the Corporation's unequivocal rejection of the Business Combination Proposal in the form actually delivered to the person from whom the Business Combination Proposal was received. Thereafter, the Corporation shall promptly notify the other party of any material changes in the terms, conditions, and status of any Business Combination Proposal.

          4.5.3          Furnishing Information. Unless a Fiduciary Event has occurred and continues or there is a reasonable likelihood that a Superior Proposal would result, neither Corporation nor any of its respective subsidiaries, nor any of their respective directors, officers, employees, investment bankers, representatives, or agents, shall furnish any nonpublic information concerning the Corporation or any of its direct or indirect subsidiaries to any person who is not affiliated or under contract with Valley Ridge or ChoiceOne, except as required by applicable law or regulations. Prior to furnishing such information to any person who is not affiliated or under contract with the Corporation, such Corporation shall receive from such person an executed confidentiality agreement with terms no less favorable to such Corporation than those granted to the other Corporation in the confidentiality agreement between the Corporations and shall then provide only such information as has been furnished previously to the other Corporation.

          4.5.4          Corporate Liability for Individual's Breach. For the purposes of this Section 4.5 (Exclusive Commitment), any breach of this Section 4.5 (Exclusive Commitment) by an executive officer, director, attorney or financial advisor of a Corporation in his or her individual capacity shall be deemed to be a breach by such Corporation.

          4.5.5          Fiduciary Event. A "Fiduciary Event" shall have occurred when the board of directors of a Corporation has (a) received in writing a Superior Proposal that is then pending, (b) determined in good faith (based on the advice of legal counsel) that its fiduciary duties to such Corporation's shareholders under applicable law would require the board of directors to withdraw, modify, or change its recommendation, and (c) determined to accept and recommend the Superior Proposal to the shareholders of such Corporation.

          4.5.6          Superior Proposal. A "Superior Proposal" means any bona fide unsolicited Business Combination Proposal made by a third party on terms that the board of directors of the Corporation determines in its good faith judgment, based upon the written advice of a financial advisor of recognized standing, to be materially more favorable to the Corporation's shareholders than this Plan of Merger from a financial point of view.

Nothing in this Section 4.5 (Competing Proposals) shall prevent the Corporation from receiving and pursuing expressions of interest or offers for the Corporation to acquire the stock or assets of another corporation (unless such acquisition would effectively result in the Corporation being controlled by the directors, officers or shareholders of the acquired corporation).

          4.6          Certification of Financial Statements. The Chief Executive Officer and Principal Financial Officer of Valley Ridge shall certify Valley Ridge's Financial Statements to ChoiceOne in the form attached as Exhibit C.

          4.7          Termination of Employee Benefit Plans. Valley Ridge shall terminate its 401(k) plan as of a date prior to the Effective Time, if requested by ChoiceOne to do so. Valley Ridge shall provide ChoiceOne with reasonable assistance, approve and adopt all resolutions, and take all other actions that are necessary and appropriate in the judgment of ChoiceOne to complete the termination process of its 401(k) plan as soon as practicable after the Effective Time. Upon receipt of a favorable IRS determination letter with respect to the termination of Valley Ridge's 401(k) plan (which termination applications shall be prepared by ChoiceOne and its counsel with the participation and cooperation of Valley Ridge and its counsel), ChoiceOne shall offer, if reasonably feasible, the participants in Valley Ridge's 401(k) plan the option to transfer or roll over their benefits into the ChoiceOne retirement plans.

ARTICLE V

ADDITIONAL AGREEMENTS

          5.1          Registration Statement. As soon as is reasonably practical, ChoiceOne agrees to prepare and file with the SEC under the Securities Act the Registration Statement and the related Prospectus and Proxy Statement included as a part thereof covering the issuance by ChoiceOne of the shares of ChoiceOne Common Stock as contemplated by this Plan of Merger, together with such amendments as may reasonably be required for the Registration Statement to become effective. ChoiceOne agrees to provide Valley Ridge with the opportunity to review and comment upon the Registration Statement, each amendment to the Registration Statement, and each form of the Prospectus and Proxy Statement before filing. ChoiceOne agrees to provide Valley Ridge with copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments and with all responsive correspondence to the SEC. ChoiceOne agrees to notify Valley Ridge of any stop orders or threatened stop orders with respect to the Registration Statement. Valley Ridge agrees to provide all necessary information pertaining to Valley Ridge and its direct and indirect subsidiaries promptly upon request, and to use its best efforts to obtain the cooperation of Valley Ridge's independent accountants and attorneys, in connection with the preparation of the Registration Statement.

          5.2          Other Filings. ChoiceOne agrees to prepare and file, as soon as is reasonably practical, with the Federal Reserve Board, the State of Michigan, and other regulatory agencies all documents in connection with the transactions contemplated by this Plan of Merger. ChoiceOne agrees to provide Valley Ridge with the opportunity to review and comment upon such documents before filing and to provide Valley Ridge with copies of all correspondence received from these agencies and all responsive correspondence sent to these agencies.

          5.3          Press Releases. Valley Ridge and ChoiceOne shall consult with each other with respect to the form and substance of any press release or other public disclosure of matters related to this Plan of Merger and shall not issue any press releases without the consent of the other party, which consent shall not be unreasonably withheld.

          5.4          Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Plan of Merger, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Plan of Merger. ChoiceOne and Valley Ridge will use reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

          5.5          Exchange of Financial Information. Subject to Section 5.6 (Investigation):

          5.5.1          Quarterly Information. Valley Ridge and ChoiceOne shall each, as promptly as practicable, deliver to the other copies of each quarterly consolidated financial statement prepared after the date of this Plan of Merger.

          5.5.2          Other Information. After the execution of this Plan of Merger until the Effective Time of the Merger, each Corporation shall promptly deliver to the other copies of:

          (a)          Each monthly internal financial report (if any) prepared with respect to the Corporation and its direct or indirect subsidiaries on a consolidated or unconsolidated basis; and

          (b)          Each financial report or statement submitted to regulatory authorities for the Corporation and its direct or indirect subsidiaries.

          5.6          Investigation.

          5.6.1          Access to Information. For the purpose of permitting an examination of each Corporation by such of the other party's officers, attorneys, accountants, and representatives as have a "need to know" for the purposes of such other party's evaluation of the Merger, each Corporation shall:

          (a)          Permit, and shall cause its direct and indirect subsidiaries to permit, full access to their respective properties, books, and records at reasonable times;

          (b)          Use reasonable efforts to cause its and its direct and indirect subsidiaries' directors, officers, employees, accountants, and attorneys to cooperate fully, for the purpose of permitting a complete and detailed examination of such matters by the other party's officers, attorneys, accountants, and representatives; and

          (c)          Furnish to the other party, upon request, any information reasonably requested respecting its and its direct and indirect subsidiaries' properties, assets, business, and affairs.

          5.6.2          Consent to Disclose. Each Corporation acknowledges that certain information may not be disclosed by the other party or any of its direct or indirect subsidiaries without the prior written consent of persons not affiliated with such other party or any of its direct or indirect subsidiaries. If such information is requested by either Corporation, then the other party shall use, or cause its direct and indirect subsidiaries to use, reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.

          5.6.3          Confidentiality. Except as provided in Section 5.6.5 (Other Information), while this Plan of Merger is in effect and at all times thereafter, ChoiceOne and Valley Ridge each agree to treat as strictly confidential and agree not to divulge to any other person, natural or corporate (other than employees of, and attorneys, accountants, and financial advisers for, such party who are reasonably believed to have a need for such information in connection with the Merger), and not to make any business use not related to the Merger of, any financial statements, schedules, contracts, agreements, instruments, papers, documents, or other information relating to the other party and the other party's subsidiaries which it may come to know as a direct result of a disclosure by the other party or the other party's subsidiaries, or which may come into its possession directly as a result of and during the course of such investigation. ChoiceOne and Valley Ridge recognize and understand the close proximity of their respective markets and agree that the fact that a party to this Plan of Merger is or begins doing business with a customer of the other party will not be presumed to be a breach of the provisions of this Section 5.6.3 (Confidentiality).

          5.6.4          Return of Materials. Upon the termination of this Plan of Merger, ChoiceOne and Valley Ridge each agree to promptly return to the other party or to destroy all written materials furnished to it by the other party and the other party's subsidiaries, and all notes and summaries of such written materials, in connection with such investigation, including any and all copies of any of the foregoing. ChoiceOne and Valley Ridge each agree to preserve intact all such materials which are returned to them and to make such materials reasonably available upon request or subpoena for a period of not less than five years from the termination of this Plan of Merger or such longer or shorter period of time as they may mutually agree.

          5.6.5          Other Information. The provisions of this Section 5.6 (Investigation) shall not preclude ChoiceOne or Valley Ridge, or their respective subsidiaries, from using or disclosing information which is: (i) readily ascertainable from public information or trade sources; (ii) known by it before the commencement of discussions between the parties or subsequently developed by it or any of its direct or indirect subsidiaries independent of any investigation under this Plan of Merger or received from a third party not under any obligation to Valley Ridge or ChoiceOne, or their respective subsidiaries, to keep such information confidential; or (iii) reasonably required to be included in any filing or application required by any governmental or regulatory agency, including without limitation ChoiceOne's application or applications to the Federal Reserve Board, and ChoiceOne's or Valley Ridge's annual report and proxy statement. ChoiceOne shall permit Valley Ridge to review ChoiceOne's application or applications to the Federal Reserve Board prior to filing and Valley Ridge may reasonably request that sensitive or competitive information be separately filed as confidential in accordance with instructions, rules, and regulations issued by such agencies.

          5.6.6          Insider Trading. ChoiceOne and Valley Ridge shall take responsible steps to assure that any person who receives nonpublic information concerning the other party pursuant to this Section 5.6 (Investigation) will not buy or sell, or advise other persons to buy or sell, the other party's stock until such information is disclosed by the other party to the public.

          5.7          Environmental Investigation. ChoiceOne and Valley Ridge each may, at its own option and expense, engage an environmental consultant reasonably acceptable to the other party to conduct a preliminary ("Phase I") environmental assessment of any parcel of real estate used in the operation of the other Corporation's or its direct or indirect subsidiaries' businesses and any other real estate owned. Each Corporation and its direct and indirect subsidiaries shall provide reasonable assistance, including site access, to such a consultant for purposes of conducting the Phase I assessments. The fees and expenses of a consultant with respect to the Phase I assessments shall be paid by the Corporation that engages the consultant to perform a Phase I assessment at any given site, subject to the provisions of Section 9.3 (Expenses). If any environmental conditions are found, suspected, or would tend to be indicated by the report of the consultant which may be contrary to the representations and warranties set forth in Section 3.20 (Environmental Matters), without regard to any exceptions that may be contained in the applicable Corporation's Disclosure Statement, then either Corporation shall obtain from one or more mutually acceptable consultants or contractors, as appropriate, an estimate of the cost of any further environmental investigation, sampling, analysis, remediation, or other follow-up work that may be necessary to address those conditions in accordance with applicable Environmental Laws. Each Corporation shall forward copies of any such estimates to the other party upon receipt.

          5.7.1          Mutual Agreement. Upon receipt of the estimate of the costs of all follow-up work to the Phase I assessments or any subsequent investigation phases that may be conducted, the parties shall attempt to agree upon a course of action for further investigation and remediation of any environmental condition suspected, found to exist, or that would tend to be indicated by the report of the consultant. All work plans for any post-Phase I assessment activities, or any removal or remediation actions that may be performed, shall be mutually satisfactory to ChoiceOne and Valley Ridge. If the work plans or removal or remediation actions would entail a material cost to complete, ChoiceOne and Valley Ridge shall discuss a mutually acceptable modification to this Plan of Merger. ChoiceOne and Valley Ridge shall cooperate in the review, approval, and implementation of all work plans.

          5.7.2          Right to Abandon. If the parties are unable to agree upon a course of action for further investigation and remediation of an environmental condition or issue raised by an environmental assessment and/or a mutually acceptable modification to this Plan of Merger, and the condition or issue is one for which it is unable to be determined to a reasonable degree of certainty that it would not have a Material Adverse Effect on ChoiceOne as owner or operator of the property involved, then either party may abandon this Plan of Merger pursuant to Section 7.2.9 (Environmental Conditions).

          5.8          Bank Consolidation. At or after the Effective Time of the Merger, ChoiceOne intends to consolidate Valley Ridge Bank and ChoiceOne Bank (the "Bank Consolidation"). Valley Ridge Bank's branches shall operate under the name "Valley Ridge, a division of ChoiceOne Bank." The Bank Consolidation will be effected pursuant to a consolidation agreement (the "Bank Consolidation Agreement"), in the form required by the Michigan Banking Code, and by other applicable laws, containing terms and conditions not inconsistent with this Plan of Merger, as determined by ChoiceOne. The Bank Consolidation shall only occur if the Merger is consummated, and it shall become effective on the Saturday immediately after the Effective Time of the Merger or as such later time as may be determined by ChoiceOne. To obtain the necessary regulatory approval for the Bank Consolidation to occur immediately after the Effective Time of the Merger, Valley Ridge and Valley Ridge Bank shall approve, adopt, execute, and deliver the Bank Consolidation Agreement and take other reasonable steps prior to the Effective Time of the Merger to effect the Bank Consolidation; provided that Valley Ridge shall not be required to incur any material cost or take any irrevocable action in connection with its obligations under this Section 5.8 (Bank Consolidation).

          5.9          Indemnification and Insurance.

          5.9.1          Indemnification. ChoiceOne shall honor any and all rights to indemnification and advancement of expenses now existing in favor of the present and former directors and officers of Valley Ridge or any of its direct or indirect subsidiaries under its articles of incorporation, articles of organization, charter, or bylaws included in Valley Ridge's Disclosure Statement which, as enforceable contractual rights, shall survive the Merger and shall, as contractual rights, continue with respect to acts or omissions occurring before the Effective Time of the Merger with the same force and effect as prior to the Effective Time of the Merger.

          5.9.2          Insurance. ChoiceOne shall use all reasonable efforts to cause the persons currently serving or having served as officers and directors of Valley Ridge immediately prior to the Effective Time of the Merger to be covered for a period of at least three years from the Effective Time of the Merger by a directors' and officers' liability insurance policy maintained by ChoiceOne or one of its subsidiaries with respect to acts or omissions occurring prior to the Effective Time of the Merger that were committed by such officers and directors in their capacity as such. ChoiceOne may substitute, for Valley Ridge's current coverage, (a) coverage under policies maintained by ChoiceOne that offer comparable or better coverage and amounts, and that contain terms and conditions that, considered in the aggregate, are not materially less advantageous than Valley Ridge's current policy, and (b) a written undertaking by ChoiceOne to maintain such coverage for the remaining period of the three-year period provided for by this Section. In no event shall ChoiceOne be required to spend, directly or indirectly, more than $52,000 in the aggregate (the "Insurance Amount") to either maintain or procure insurance coverage pursuant to this Plan of Merger. Coverage under ChoiceOne's policy shall not be considered "materially less advantageous" than Valley Ridge's policy because of a higher deductible amount if ChoiceOne undertakes in writing to pay any difference in deductible amounts. If ChoiceOne does not advise Valley Ridge in writing prior to the Valley Ridge shareholders' meeting that it has procured such coverage and that it undertakes to procure and maintain coverage that offers comparable or better coverage and amounts, and that contains terms and conditions that, considered in the aggregate, are not materially less advantageous than Valley Ridge's current policy for the remaining period of the three-year period provided for by this Section without regard to the Insurance Amount, Valley Ridge shall be permitted (after giving ChoiceOne three business days prior written notice and an additional two business day period to purchase such coverage), in lieu of receiving the foregoing insurance coverage, to procure tail coverage for past acts and omissions for a single premium amount not in excess of the Insurance Amount. This Section is for the benefit of persons who are or have been directors or officers of Valley Ridge and shall be enforceable by such persons.

ARTICLE VI

CONDITIONS PRECEDENT TO MERGER

                    All obligations of the parties under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of the party entitled to the benefit of the applicable condition), prior to or at the Closing, of each of the following conditions:

          6.1          Renewal of Representations and Warranties, Etc.

          6.1.1          Representations and Warranties. Each Corporation's representations and warranties shall then be true in all material respects or, if one or more representations or warranties shall then be untrue, the cumulative effect of all untrue representations and warranties shall not then be material relative to the business, income, or financial condition of that Corporation and its subsidiaries on a consolidated basis. For purposes of this Section 6.1.1 (Representations and Warranties), representations and warranties made with respect to specified dates or events need only to have been true in all material respects as of such dates or events. Any representation or warranty which becomes untrue because of any change intended by this Plan of Merger shall not be considered to be a breach of this Plan of Merger because of such change.

          6.1.2          Compliance with Agreements. Each Corporation and its direct and indirect subsidiaries shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by that Corporation or its direct or indirect subsidiaries prior to or at the Closing in all material respects.

          6.1.3          Certificates. Compliance with Sections 6.1.1 (Representations and Warranties) and 6.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of each Corporation and, with respect to agreements, conditions, and covenants pertaining to its direct or indirect subsidiaries, by appropriate officers of such subsidiary, dated as of the date of the Closing, certifying the foregoing in such detail as the other party may reasonably request, and describing any exceptions to such compliance in such certificates.

          6.2          Opinions of Legal Counsel. Each Corporation shall have delivered to the other party an opinion of its counsel, dated as of the date of the Closing and reasonably satisfactory to counsel for the other party, to the effect that:

          6.2.1          Due Authorization. This Plan of Merger, the execution, delivery, and performance of this Plan of Merger, and the consummation of the Merger as provided in this Plan of Merger (including with respect to ChoiceOne, the issuance of shares of ChoiceOne Common Stock pursuant to this Plan of Merger) by the Corporation have been duly authorized, approved, and adopted by all requisite action of the Corporation's Board of Directors and its shareholders.

          6.2.2          Organization. The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. The Corporation has the corporate power to carry on its business substantially as and where it is now being conducted.

          6.2.3          Capital Stock. With respect to Valley Ridge, the authorized capital stock of Valley Ridge as of the close of business on the day preceding the Closing consists of 1,500,000 shares of common stock, without par value. With respect to ChoiceOne, the authorized capital stock of ChoiceOne as of the close of business on the day preceding the Closing consists of 4,000,000 shares of common stock and 100,000 shares of preferred stock.

          6.2.4          Issuance of Shares. Except as disclosed in such opinion, to counsel's knowledge:

          (a)          Since the date and time of the execution of this Plan of Merger, no additional shares of capital stock have been authorized for issuance or issued by the Corporation.

          (b)          There are no other outstanding subscriptions, options, warrants, rights to acquire any capital stock of the Corporation, or agreements to which the Corporation is a party or by which it is bound to issue capital stock, except as set forth in, or as contemplated by, this Plan of Merger, the Corporation's Disclosure Statement or in such opinion.

          6.2.5          Organization of Subsidiaries. With respect to Valley Ridge, Valley Ridge Bank is a Michigan banking corporation duly authorized to transact business in the State of Michigan under its charter pursuant to the provisions of applicable statutes of the State of Michigan, and each of Valley Ridge Mortgage Company, Inc., Valley Ridge Financial Services, Inc. and Valley Ridge Realty, Inc. is a Michigan corporation duly qualified or admitted to do transact business in the State of Michigan. With respect to ChoiceOne, ChoiceOne Bank is a Michigan banking corporation duly authorized to transact business in the State of Michigan under its charter pursuant to the provisions of applicable statutes of the State of Michigan, and each of ChoiceOne Insurance Agencies, Inc. and ChoiceOne Mortgage Company of Michigan is a Michigan corporation duly qualified or admitted to do transact business in the State of Michigan. Each of the Corporation's direct and indirect subsidiaries possesses all requisite authority to conduct and carry on its business, substantially where and as it conducts it, under all applicable federal and state laws.

          6.2.6          Reserved.

          6.2.7          Valid and Binding. This Plan of Merger constitutes the valid and binding obligation of the Corporation, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies, and subject to the rights of the FDIC as conservator or receiver.

          6.2.8          All Approvals Received. All approvals, consents, authorizations, or modifications as may be required to permit the performance by the Corporation of its obligations under this Plan of Merger and consummation of the Merger have been obtained, except as disclosed in such opinion.

          6.2.9          All Actions Taken. All other actions and proceedings required by law or, to the best of counsel's knowledge, this Plan of Merger to be taken by the Corporation and its direct and indirect subsidiaries at or prior to the Closing in connection with this Plan of Merger have been duly and validly taken.

          6.2.10          No Conflict, Breach, or Violation. The execution, delivery, and performance of this Plan of Merger by the Corporation, and the consummation by the Corporation of the transactions contemplated by this Plan of Merger, did not, do not and will not, except as disclosed in such opinion, conflict with or result in any breach or violation of, or default under (i) any provision of the Articles of Incorporation or Bylaws of the Corporation; (ii) any statute, code, ordinance, rule, or regulation; (iii) any regulatory agreement, memorandum of understanding, judgment, order, writ, arbitral award, decree, or injunction known to such counsel and applicable to the Corporation or any of its direct or indirect subsidiaries; or (iv) any mortgage, agreement, lease, commitment, indenture, or other instrument known to such counsel and applicable to the Corporation or any of its direct or indirect subsidiaries. All consents and approvals of the transactions contemplated by this Plan of Merger which, to the best of counsel's knowledge, are required from any person pursuant to any contract or agreement to which the Corporation or any of its direct or indirect subsidiaries is a party or subject, or by which the Corporation or any of its direct or indirect subsidiaries is bound, have been obtained, except as disclosed in the Corporation's Disclosure Statement or in such opinion.

          6.2.11          No Litigation. Except as disclosed in the Corporation's Disclosure Statement or in such opinion, counsel does not know of any action, suit, proceeding, claim, counterclaim, arbitration, or investigation pending or threatened against or relating to (i) the directors or officers of the Corporation or any of its direct or indirect subsidiaries in their capacities as such; or (ii) the Corporation or any of its direct or indirect subsidiaries, or their respective properties or businesses, which challenges the Merger, or which may result in any liability to the Corporation or any of its direct or indirect subsidiaries which would have a Material Adverse Effect on the Corporation.

          6.2.12          Issuance of Shares Authorized. With respect to ChoiceOne, the shares of ChoiceOne Common Stock to be issued by ChoiceOne as contemplated by this Plan of Merger, and to be delivered to the shareholders of Valley Ridge, are duly authorized, and, when issued, will be legally issued, fully paid, and nonassessable.

                    Such opinion shall also cover such other matters incident to the transactions contemplated in this Plan of Merger as the other party and its counsel may reasonably request. In rendering its opinion, counsel for each Corporation may rely on certificates of governmental officials and officers of the Corporation or any of its direct or indirect subsidiaries.

          6.3          Required Approvals. Valley Ridge and ChoiceOne shall have received:

          6.3.1          Regulatory. All such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Valley Ridge and ChoiceOne of their respective obligations under this Plan of Merger and the consummation of the Merger.

          6.3.2          Shareholder. Evidence reasonably satisfactory to it of the requisite approval of Valley Ridge's shareholders of this Plan of Merger and the Merger; provided, however, that, with respect to Valley Ridge, it shall have used all reasonable efforts to obtain such approval.

          6.4          Order, Decree, Etc. Neither ChoiceOne nor Valley Ridge shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

          6.5          Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened: (i) against or relating to either Corporation or their respective subsidiaries or their respective properties or businesses which may result in any liability to that Corporation or its direct or indirect subsidiaries which could have a Material Adverse Effect on that Corporation; or (ii) which challenges the Merger or this Plan of Merger.

          6.6          Tax Matters. ChoiceOne and Valley Ridge shall have received an opinion of Warner Norcross & Judd LLP, reasonably satisfactory in form and substance, substantially to the effect that:

          6.6.1          The Merger of Valley Ridge with and into ChoiceOne will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and ChoiceOne and Valley Ridge will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

          6.6.2          The basis of the Valley Ridge assets in the hands of ChoiceOne will be the same as the basis of those assets in the hands of Valley Ridge immediately prior to the Merger.

          6.6.3          No gain or loss will be recognized to ChoiceOne on the receipt by ChoiceOne of the assets of Valley Ridge in exchange for ChoiceOne Common Stock and the assumption by ChoiceOne of the liabilities of Valley Ridge.

          6.6.4          The holding period of the assets of Valley Ridge in the hands of ChoiceOne will include the holding period during which such assets were held by Valley Ridge.

          6.6.5          No gain or loss will be recognized by the shareholders of Valley Ridge who receive shares of ChoiceOne Common Stock in exchange for all of their shares of Valley Ridge Common Stock, except to the extent of any cash received in lieu of a fractional share of ChoiceOne Common Stock.

          6.6.6          The basis of the ChoiceOne Common Stock to be received by shareholders of Valley Ridge will, in each instance, be the same as the basis of the respective shares of Valley Ridge Common Stock surrendered in exchange therefor.

          6.6.7          The holding period of the ChoiceOne Common Stock received by shareholders of Valley Ridge will, in each instance, include the period during which the Valley Ridge Common Stock surrendered in exchange therefor was held, provided that the Valley Ridge Common Stock was, in each instance, held as a capital asset in the hands of the shareholder of Valley Ridge at the Effective Time of the Merger.

          6.7          Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          6.8          Certificate as to Outstanding Shares. Each Corporation shall have received one or more certificates signed by the secretary of the other Corporation on behalf of the other Corporation, certifying the total number of shares of capital stock of the other Corporation issued and outstanding as of the close of business on the day immediately preceding the Closing, all in such form as the Corporation receiving the certificates may reasonably request.

          6.9          Change of Control Waivers. Each Corporation shall have received evidence of the waiver of any material rights and the waiver of the loss of any material rights which may be triggered by the change of control of the other Corporation upon consummation of the Merger under any agreements, contracts, mortgages, deeds of trust, leases, commitments, indentures, notes, or other instruments, all in form and substance reasonably satisfactory to the Corporation receiving such evidence.

          6.10          Fairness Opinions. ChoiceOne shall have received an opinion from Sandler, and Valley Ridge shall have received an opinion from Donnelly, dated approximately the date of the Prospectus and Proxy Statement, to the effect that the terms of the Merger are fair to such Corporation's shareholders from a financial point of view as of that date and such opinion or opinions shall not have been subsequently withdrawn.

          6.11          Employment and/or Consulting Agreements. ChoiceOne shall have entered into an employment agreement with Mr. Bosserd, a retention bonus agreement with Mr. McHugh, consulting and non-competition agreements with Messrs. Edgar and Karpinski, and a non-competition agreement with Mr. Hansen, on terms acceptable to both ChoiceOne and Valley Ridge. The non-competition agreements would cover the provision of any financial services in Kent, Newaygo, Muskegon, Mecosta, and Ottawa counties and all contiguous counties.

          6.12          Dissenters' Rights. Holders of not more than 10 percent of the then outstanding shares of either Corporation's capital stock shall have made, perfected, and not withdrawn demands for payment for their shares under Section 762 of the Michigan Act.

          6.13          Book Value. With respect to ChoiceOne only, the Book Value of Valley Ridge shall equal or exceed $21,058,344.

ARTICLE VII

ABANDONMENT OF MERGER

                    This Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger (notwithstanding that approval of this Plan of Merger by the shareholders of Valley Ridge may have previously been obtained) as follows:

          7.1          Mutual Abandonment Prior to Effective Time of the Merger. This Plan of Merger may be terminated and the Merger abandoned by mutual consent of the Boards of Directors, or duly authorized committees thereof, of ChoiceOne and Valley Ridge.

          7.2          Rights to Terminate. This Plan of Merger may be terminated and the Merger abandoned by the Board of Directors, or a duly authorized committee thereof, of either Valley Ridge or ChoiceOne under any of the following circumstances:

          7.2.1          Failure to Satisfy Closing Conditions. If any of the conditions specified in Article VI (Conditions Precedent to Merger) required to be met by the other party have not been either: (a) met by the other party, notwithstanding such party's best efforts to comply with such covenants; or (b) waived by the Corporation not required to meet such condition.

          7.2.2          Breach of Warranty. One or more of the representations and warranties made by the other party in this Plan of Merger shall have been discovered to be or to have become untrue and the cumulative effect of all such untrue representations and warranties is material relative to the business, income, or financial condition of such other party and its direct and indirect subsidiaries on a consolidated basis.

          7.2.3          Breach of Covenant. The other party shall have committed one or more breaches of any provision of this Plan of Merger which would in the aggregate be material; provided, that, if such breach or breaches can be cured, the abandoning Corporation shall have given the other party specific notice of the breach or breaches in writing and the other party shall have not cured such breach or breaches to the reasonable satisfaction the abandoning Corporation within 30 days of receipt of such notice.

          7.2.4          Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

          7.2.5          Upset Date. Despite all reasonable efforts by the abandoning Corporation to cause the Merger to become effective, the Merger has not yet become effective on or before March 31, 2007, or, in any event, the Merger has not yet become effective on or before June 30, 2007.

          7.2.6          Injunction. A final unappealable injunction or other judgment shall have been issued by a court of competent jurisdiction restraining or prohibiting consummation of the Merger.

          7.2.7          No Regulatory Approval. The Federal Reserve Board or its delegate shall have refused to approve the Merger; provided, that ChoiceOne shall have first had the opportunity to initiate and fully pursue its rights to appeal from, or seek judicial review of, any such refusal. In the event of such appeal or review, and if such appeal or review results in a substantial affirmance of such refusal, then for purposes of this Section 7.2.7 such refusal shall be deemed not to have been made until the termination of such appeal or review.

          7.2.8          Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to have a Material Adverse Effect on the other Corporation.

          7.2.9          Environmental Conditions. If any environmental conditions are found, suspected, or would tend to be indicated by the environmental assessments (if any) obtained pursuant to the investigation under Section 5.7 (Environmental Investigation) which are contrary to the other party's representations and warranties set forth in Section 3.20 (Environmental Matters), without regard to exceptions contained in the other party's Disclosure Statement, and the parties are unable to agree upon a course of action for further investigation and remediation of an environmental condition or issue raised by an environmental assessment and/or a mutually acceptable modification to this Plan of Merger, and the condition or issue is one for which it is unable to be determined to a reasonable degree of certainty that it would not have a Material Adverse Effect on ChoiceOne as owner or operator of the property involved; provided, that the abandoning party gives the other party 5 days' written notice of its intent to terminate this Plan of Merger pursuant to this Section 7.2.9 (Environmental Conditions).

          7.2.10          Book Value. If ChoiceOne has given notice of termination pursuant to Section 2.6 (Decrease in Valley Ridge's Book Value).

ARTICLE VIII

AMENDMENT AND WAIVER

          8.1          Amendment. Subject to applicable law, this Plan of Merger may be amended, modified, or supplemented by, and only by, written agreement of ChoiceOne and Valley Ridge, signed by their respective duly authorized officers, at any time prior to the Effective Time of the Merger.

          8.2          Waiver. Any term or condition of this Plan of Merger may be waived at any time by whichever of the parties is, or the shareholders of which are, entitled to the benefit of such term or condition, by action taken by the board of directors of such party, or a duly authorized committee thereof. The failure of any party at any time or times to require performance of any provision of this Plan of Merger shall in no manner affect such party's right at a later time to enforce that provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be considered or construed as a further or continuing waiver of that condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.

          8.3          Specific Enforcement. The parties each agree that, consistent with the terms and conditions of this Plan of Merger, in the event of a breach by a party to this Plan of Merger, money damages will be inadequate and not susceptible of computation because of the unique nature of the parties, their respective subsidiaries, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Plan of Merger by injunctive order or such other equitable means as may be determined in the court's discretion.

ARTICLE IX

MISCELLANEOUS

          9.1          Liability After Termination. In the event the Merger is not consummated and this Plan of Merger is terminated and the Merger is abandoned pursuant to Article VII:

          9.1.1          Continuing Obligations. The obligations of ChoiceOne and Valley Ridge under Sections 5.6.3 (Confidentiality), 5.6.4 (Return of Materials), 9.3 (Expenses), and 9.4 (Termination Fee) shall continue.

          9.1.2          Liability. Neither ChoiceOne nor Valley Ridge shall incur any liability whatsoever under, or pursuant to, this Plan of Merger, except for damages for breach of Sections 4.5 (Competing Proposals), 5.6.3 (Confidentiality) or 5.6.4 (Return of Materials), and except for reimbursement of costs and expenses, if any, provided under Sections 9.3 (Expenses) and 9.4 (Termination Fee).

          9.1.3          Damages for Breach. Neither ChoiceOne nor Valley Ridge shall have any liability for damages or otherwise for breach of a representation and warranty unless such breach was knowing or intentional.

          9.2          Termination of Representations and Warranties. All representations and warranties contained in this Plan of Merger shall expire with, and be terminated and extinguished by, the consummation of the Merger at the Effective Time of the Merger.

          9.3          Expenses. Except as otherwise provided in this Plan of Merger, Valley Ridge and ChoiceOne shall each pay its own expenses incident to preparing for, entering into, and carrying out this Plan of Merger, and incident to the consummation of the Merger. The costs of printing and all filing fees pertaining to the Registration

Statement shall be paid by ChoiceOne. The costs of printing and mailing the Prospectus and Proxy Statement shall be paid by Valley Ridge. If the Merger is abandoned pursuant to Article VII for any reason, the aggregate expenses of both ChoiceOne and Valley Ridge incident to the Merger will be allocated to and paid by each Corporation proportionately to the extent that each Corporation's Book Value (as defined below) relates to the sum of the Book Values of the Corporations. For purposes of this Section 9.3 (Expenses), "Book Value" means an amount equal to the difference between the corporation's total assets and total liabilities as determined from the corporation's consolidated balance sheet dated as of December 31, 2005, less all dividends and other distributions of cash or property accrued after December 31, 2005, but not including the Special Dividend.

          9.4          Termination Fee. If and when at any time both an Initial Triggering Event (defined below) and a Subsequent Triggering Event (defined below) shall have occurred prior to the occurrence of a Fee Termination Event (defined below) with respect to a Corporation or any of its direct or indirect subsidiaries, then the Corporation shall pay to the other Corporation (not later than two Business Days after the occurrence of the Subsequent Triggering Event) an amount equal to $1,541,625.00 in immediately available funds (the "Termination Fee").

          9.4.1          Initial Triggering Event. An "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date of this Plan of Merger:

          (a)          The Corporation or any of its direct or indirect subsidiaries, without having received the other Corporation's prior written consent, shall have entered into an agreement to engage in a Business Combination with any person other than the other Corporation or one of its direct or indirect subsidiaries;

          (b)          The board of directors of the Corporation shall have recommended that the shareholders of the Corporation approve or accept any Business Combination other than the Merger;

          (c)          Any person other than the other Corporation or any of its direct or indirect subsidiaries shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the Corporation's Common Stock (for purposes of this Plan of Merger, the term "beneficial ownership" has the meaning given that term in Section 13(d) of the Securities Exchange Act and the rules and regulations thereunder);

          (d)          With respect to Valley Ridge, the shareholders of Valley Ridge shall have voted and failed to approve this Plan of Merger and the Merger at a meeting that was held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of this Plan of Merger or shall have been canceled prior to termination of this Plan of Merger, if, prior to such meeting (or if such meeting shall have not been held or shall have been canceled, prior to such termination), it shall have been publicly announced or the shareholders of Valley Ridge shall have been advised that any person (other than ChoiceOne or any of its direct or indirect subsidiaries) shall have made, or shall have an intention to make, a proposal to engage in a Business Combination;

          (e)          With respect to Valley Ridge, the board of directors of Valley Ridge shall not have recommended, or shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to ChoiceOne, its recommendation that the shareholders of Valley Ridge approve the transactions contemplated by this Plan of Merger at any meeting that was held for that purpose, in anticipation of engaging in a Business Combination (other than with ChoiceOne or one of its direct or indirect subsidiaries), or following a proposal to Valley Ridge to engage in a Business Combination, or Valley Ridge or any of its direct or indirect subsidiaries shall have authorized, recommended or proposed (or publicly announced or advised its shareholders of its intention to authorize, recommend or propose) an agreement to engage in a Business Combination with any person other than ChoiceOne or one of its direct or indirect subsidiaries;

          (f)          Any person other than the other Corporation or any of its direct or indirect subsidiaries shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute a Business Combination (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer);

          (g)          The Corporation shall have willfully breached any covenant or obligation contained in this Plan of Merger in anticipation of engaging in a Business Combination (other than with the other Corporation or any of its direct or indirect subsidiaries), and following such breach the other Corporation would be entitled to terminate this Plan of Merger;

          (h)          Any person other than the other Corporation or one of its direct or indirect subsidiaries shall have filed an application or notice with any federal or state governmental authority or regulatory or administrative agency or commission under the Federal Bank Holding Company Act, or other applicable state or federal banking or savings institution laws or regulations, which application or notice has been accepted for processing, for approval to engage in a Business Combination; or

          (i)          A Fiduciary Event with respect to the Corporation shall have occurred under this Plan of Merger.

          9.4.2          Subsequent Triggering Event. A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of this Plan of Merger:

          (a)          The acquisition by any person (other than the other Corporation or any of its direct or indirect subsidiaries) of beneficial ownership of 25% or more of the then outstanding the Corporation Common Stock; or

          (b)          Occurrence of the Initial Triggering Event described in Section 9.4.1(a) except that the percentage referred to in subsection (c) for purposes of defining "Business Combination" in Section 4.5.1 (No Solicitation) shall be 25%.

          9.4.3          Fee Termination Event. Each of the following shall be a "Fee Termination Event." (a) consummation of the Merger at the Effective Time of the Merger; (b) termination of this Plan of Merger in accordance with the provisions thereof if such termination occurs before the occurrence of an Initial Triggering Event; and (c) the passage of 12 months after termination of this Plan of Merger if such termination follows the occurrence of an Initial Triggering Event.

          9.4.4          Definition of "In Anticipation." In this Plan of Merger, the phrase "in anticipation of engaging in a Business Combination" shall include, without limitation, any action taken by the Corporation's officers or board of directors with respect to a Business Combination after any written or oral, authorized or unauthorized, proposal or expression of interest has been communicated to any member of the Corporation's management or board of directors concerning a Business Combination that in any way would involve the Corporation or any of the Corporation subsidiaries and such proposal or expression of interest has not been withdrawn at the time of the action.

          9.4.5          Notices. The Corporation shall notify the other Corporation promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event. The giving of such notice by the Corporation shall not be a condition to the right of the other Corporation to payment of the Termination Fee.

          9.5          Notices. Except as otherwise provided in this Plan of Merger, all notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given if delivered or sent and received by facsimile transmission or overnight delivery service (all fees prepaid) as follows:

If to ChoiceOne:	With a copy to:
ChoiceOne Financial Services, Inc.	Warner Norcross & Judd LLP
Attention:	Attention: Jeffrey A. Ott
900 Fifth Third Building
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503
(Fax (616) 222-2170

If to Valley Ridge:	With a copy to:
Valley Ridge Financial Corp.	Varnum, Riddering, Schmidt & Howlett LLP
Attention:	Attention: Harvey Koning
Bridgewater Place
P.O. Box 352
333 Bridge Street, N.W.
Grand Rapids, Michigan 49501-0352
(49504 for deliveries)
(Fax: (616) 336-7000)

          9.6          Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the laws of the State of Michigan, without regards to principles of conflicts of laws.

          9.7          Method of Consent or Waiver. Any consent under this Plan of Merger or any waiver of conditions or covenants as may be provided for in this Plan of Merger, subject to all of the other requirements contained in this Plan of Merger, shall be evidenced in writing, properly executed by the Chairman, the President, or one of the Vice Presidents of the consenting or waiving party.

          9.8          Entire Agreement. Except as otherwise expressly provided in this Plan of Merger, this Plan of Merger and the related agreements referred to in this Plan of Merger (including without limitation each Corporation's Disclosure Statement) contain the entire agreement between the parties with respect to the transactions contemplated under this Plan of Merger, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. Neither party has relied upon any statements or representations pertaining to the other party, whether oral or written, other than as provided for in this Plan of Merger, the Valley Ridge Disclosure Statement, or the ChoiceOne Disclosure Statement. The terms and conditions of this Plan of Merger and the related agreements referred to in this Plan of Merger shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than the parties to this Plan of Merger any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

          9.9          No Assignment. Neither party may assign any of its rights or obligations under this Plan of Merger to any other person.

          9.10          Counterparts. This Plan of Merger may be executed in one or more counterparts, each of which together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile transmission from a party. If so delivered by facsimile transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

          9.11          Further Assurances; Privileges. Either party to this Plan of Merger shall, at the request of the other party, execute and deliver such additional documents and instruments and take such other actions as may be reasonably requested to carry out the terms and provisions of this Plan of Merger. Each party shall use reasonable efforts to preserve for itself and the other party each available legal privilege with respect to confidentiality of their negotiations and related communications, including the attorney-client privilege.

          9.12          Headings, Etc. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger.

          9.13          Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

          9.14          "Knowledge" Defined. As used in this Plan of Merger, the term "knowledge" means, with respect to ChoiceOne, or one of its direct or indirect subsidiaries, the actual knowledge of Jon E. Pike, James A. Bosserd, Frank G. Berris, William F. Cutler, Jr, Lewis G. Emmons, Stuart Goodfellow, Bruce A. Johnson, Paul L. Johnson, Linda R. Pitsch, Andrew W. Zamiara, Louis D. Knooihuizen, or Thomas L. Lampen, and, with respect to Valley Ridge, or one of its direct or indirect subsidiaries, the actual knowledge of Jerome Arends, K. Timothy Bull, Richard Edgar, Gary Gust, Ronald Hansen, Robert Humphreys, Robert Karpinski, Michael McHugh, Dennis C. Nelson, or Donald VanSingel.

          9.15          "Material Adverse Effect" Defined. As used in this Plan of Merger, the term "Material Adverse Effect means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has had or could have a material negative impact on the business, assets, financial condition, results of operations, properties or value of the Corporation and its direct and indirect subsidiaries, taken as a whole. Notwithstanding the above, the impact of the following shall not be included in any determination of a Material Adverse Effect: (a) changes in generally accepted accounting principles, generally applicable to financial institutions and their holding companies; (b) actions and omissions of a party (or any of its direct or indirect subsidiaries) taken with the prior written consent of the other party; (c) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions; and (d) fees and expenses reasonably related to the transaction contemplated in this Plan of Merger incurred or paid without violation of the representations, warranties or covenants in this Plan of Merger.

          9.16          Third Party Beneficiaries. The terms and conditions of this Plan of Merger shall inure to the benefit of and be binding upon ChoiceOne and Valley Ridge and their respective successors. Nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than ChoiceOne or Valley Ridge any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

          9.17          Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then current local time in Grand Rapids, Michigan.

                    The undersigned have duly executed and acknowledged this Agreement and Plan of Merger as of the date first written above.
CHOICEONE FINANCIAL SERVICES, INC.

By	/s/ James A. Bosserd
James A. Bosserd
Its President and Chief Executive Officer

VALLEY RIDGE FINANCIAL CORP.

By	/s/ Richard L. Edgar
Richard L. Edgar
Its President and Chief Executive Officer

EXHIBIT A

DIRECTORS OF THE SURVIVING CORPORATION

Richard Edgar*
Jerry Arends
Timothy Bull
Gary Gust
Robert Humphreys
Dennis Nelson
Donald VanSingel
James Bosserd
Frank Berris
William F. Cutler, Jr.
Stuart Goodfellow
Paul Johnson
Jon Pike
Andrew Zamiara

*Mr. Edgar shall serve as the initial Chairperson of the Board of Directors until the Surviving Corporation's next annual meeting.

EXHIBIT B

OFFICERS OF THE SURVIVING CORPORATION

President and Chief Executive Officer-James Bosserd
Senior Vice President-Michael McHugh
Senior Vice President-Louis Knooihuizen
Secretary-Linda Pitsch
Treasurer-Tom Lampen

EXHIBIT C

FINANCIAL STATEMENTS CERTIFICATION

I, [Name of Certifying Officer], certify that:
1.

I have reviewed the consolidated financial statements of Valley Ridge Financial Corp. ("Valley Ridge") and its subsidiaries as of and for each of the years ended December 31, 2003, 2004 and 2005, as reported on by Valley Ridge's independent accountants, previously delivered to ChoiceOne Financial Services, Inc., and the consolidated financial statements of Valley Ridge and its subsidiaries as of and for each quarter ended prior to the date of this certification (collectively, the "Valley Ridge Financial Statements");

2.

Based on my knowledge, the Valley Ridge Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Valley Ridge Financial Statements; and

3.

Based on my knowledge, the Valley Ridge Financial Statements fairly present in all material respects the financial condition, results of operations and annual cash flows of Valley Ridge as of, and for, the periods presented in the Valley Ridge Financial Statements.

Date:
[Name of Certifying Officer] [Title of Certifying Officer] Valley Ridge Financial Corp.

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

          This is the First Amendment (this "First Amendment") to the Agreement and Plan of Merger dated as of April 25, 2006 (the "Plan of Merger"), by and among ChoiceOne Financial Services, Inc., a Michigan corporation ("ChoiceOne"), and Valley Ridge Financial Corp., a Michigan corporation ("Valley Ridge").

          Capitalized terms appearing but not otherwise defined in this instrument shall have the meanings ascribed to them in the Plan of Merger.

          Sections 2.4.2 and 2.4.5 of the Plan of Merger are hereby amended and restated in their entirety to read as follows:

          2.4.2          Transmittal Materials. As soon as practicable after the Effective Time of the Merger, ChoiceOne shall send or cause to be sent to each record holder of Valley Ridge Common Stock as of the Effective Time of the Merger transmittal materials for use in exchanging that holder's Old Certificates for ChoiceOne Common Stock certificates. The transmittal materials will contain instructions with respect to the surrender of Old Certificates.

          2.4.5          Dividends Pending Surrender. Whenever a dividend is declared by ChoiceOne on ChoiceOne Common Stock which is payable to shareholders of record of ChoiceOne as of a record date on or after the Effective Time of the Merger, the declaration shall include dividends on all shares issuable under this Plan of Merger. No former shareholder of Valley Ridge shall be entitled to receive a distribution or any other such dividends, other than the Special Dividend, until the physical exchange of that shareholder's Old Certificates for new ChoiceOne Common Stock certificates shall have been effected. Upon the physical exchange of that shareholder's Old Certificates, that shareholder shall be entitled to receive from ChoiceOne an amount equal to such shareholder's pro rata portion of all such dividends (without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon) declared and paid with respect to the shares of ChoiceOne Common Stock represented thereby.

          ChoiceOne and Valley Ridge have signed this First Amendment intending to be legally bound as of August 31, 2006.
CHOICEONE FINANCIAL SERVICES, INC.		VALLEY RIDGE FINANCIAL CORP.

By:	/s/ James A. Bosserd	By:	/s/ Richard L. Edgar
	James A. Bosserd Its President and Chief Executive Officer		Richard L. Edgar Its President and Chief Executive Officer

APPENDIX B

OPINION OF DONNELLY PENMAN & PARTNERS

September 7, 2006

Board of Directors
Valley Ridge Bank
450 W. Muskegon
Kent City, MI 49330

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Valley Ridge Bank ("Valley Ridge") of the exchange ratio and cash consideration provided for pursuant to the Agreement and Plan of Merger ("Agreement"), dated as of April 25, 2006 to which ChoiceOne Financial Services, Inc. ("ChoiceOne") will acquire Valley Ridge (the "Merger"). Concurrently, each share of Valley Ridge common stock issued and outstanding immediately prior to the effective time of the merger shall be converted into eight and one half (8.5) shares of ChoiceOne ("ChoiceOne") common stock for each share of Valley Ridge common stock after Valley Ridge stating its intent to pay and paying a $10 million special cash dividend to its shareholders as described in the Agreement and Plan of Merger dated April 25, 2006.

Donnelly Penman & Partners ("Donnelly Penman") is an investment-banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, secondary distributions of securities, private placements and valuations for ESOP, going private transactions, corporate and other purposes. We are acting as financial advisor to Valley Ridge in connection with the Merger and will receive a fee from Valley Ridge for our services pursuant to the terms of our engagement letter with Valley Ridge, dated as of March 2, 2006 (the "Engagement Letter").

In arriving at its opinion, Donnelly Penman engaged in discussions with members of the management teams of each of Valley Ridge and ChoiceOne concerning the historical and current business operations, financial conditions and prospects of Valley Ridge and ChoiceOne and reviewed:
•	the Agreement and Plan of Merger dated April 25, 2006;

•	the Amended Form S-4 to be filed with the Commission;

•

certain publicly-available information for ChoiceOne, including each of the Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005 and the quarterly report Form 10-Q for the three months ended June 30, 2006;

•	the stock price and trading activity for ChoiceOne and Valley Ridge Common stock;

•	certain information, including historical and forecasted financial information, relating to earnings, assets, liabilities and prospects of Valley Ridge furnished by senior management of Valley Ridge;

•	certain information, including historical and forecasted financial information, relating to earnings, assets, liabilities and prospects of ChoiceOne furnished by senior management of ChoiceOne;

•	Valley Ridge senior management projected earnings estimates for fiscal years 2006 through 2010, which were deemed reasonable by Valley Ridge management;

The Board of Directors
Valley Ridge Bank
September 7, 2006

•	ChoiceOne senior management projected earnings estimates for fiscal years 2006 through 2010, which were deemed reasonable by ChoiceOne management;

•	the amount and timing of the cost savings expected to result from the merger furnished by senior management of Valley Ridge and ChoiceOne;

•	the financial condition and operating results of certain other financial institutions that Donnelly Penman deemed comparable;

•

various valuation analyses of Valley Ridge and ChoiceOne Donnelly Penman performed including dividend discount analyses, accretion/dilution analysis, analysis of comparable transactions and analysis of comparable companies; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of its opinion.

In conducting its review and arriving at our opinion, we, with your consent, have relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Valley Ridge and ChoiceOne or upon publicly-available information. We do not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. We have further relied upon the assurance of management of Valley Ridge and ChoiceOne that they were unaware of any facts that would make the information provided or available to Donnelly Penman incomplete or misleading in any respect. We did not make any independent evaluations, valuations or appraisals of the assets or liabilities of Valley Ridge and ChoiceOne. Donnelly Penman did not review any individual credit files and assumed that the aggregate allowances for credit losses relating to the loans being sold by Valley Ridge and ChoiceOne were adequate to cover such losses. Our opinion was necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by us on the date of this letter. We do not have any obligation to update this opinion, unless requested by you in writing to do so, and we expressly disclaim any responsibility to do so in the absence of such a written request.

No limitations were imposed by Valley Ridge on Donnelly Penman on the scope of Donnelly Penman's investigation or the procedures to be followed by Donnelly Penman in rendering this opinion. The form and amount of the consideration to be paid to Valley Ridge or its shareholders were determined through arms length negotiations between Valley Ridge and ChoiceOne. Donnelly Penman was not requested to opine as to, and this opinion does not address, Valley Ridge's underlying business decision to proceed with or effect the Merger or the relative merits of the Merger compared to any alternative transaction that might be available to Valley Ridge.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Valley Ridge. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analyses was identical to Valley Ridge, ChoiceOne or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of Valley Ridge or companies to which it is being compared. None of the analyses performed by us was assigned a greater significance than any other.

The Board of Directors
Valley Ridge Bank
September 7, 2006

We hereby consent to the reference to our opinion in the prospectus and proxy statement to be issued pursuant to the Agreement and to the inclusion of the foregoing opinion in the prospectus and proxy statement relating to the meeting of stockholders of Valley Ridge. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder. Further, we express no view as to the price or trading range for shares of the common stock of ChoiceOne following the consummation of the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of September 7, 2006, the exchange ratio and cash dividend consideration to be received by Valley Ridge shareholders under the Agreement is fair, from a financial point of view, to the shareholders of Valley Ridge.

Very truly yours,

Donnelly Penman & Partners

APPENDIX C

MICHIGAN BUSINESS CORPORATION ACT
SECTIONS 761-774, AS AMENDED

450.1761 Definitions.

Sec. 761.

          As used in sections 762 to 774:

          (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

          (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.

          (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.

          (d) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (g) "Shareholder" means the record or beneficial shareholder.

450.1762 Right of shareholder to dissent and obtain payment for shares.

Sec. 762.

          (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or 736(5) or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.

          (d) An amendment of the articles of incorporation giving rise to a right to dissent pursuant to section 621.

          (e) A transaction giving rise to a right to dissent pursuant to section 754.

          (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

          (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.

          (2) Unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:

          (a) Any corporate action set forth in subsection (1)(a) to (e) as to shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, on the record date fixed to vote on the corporate action or on the date the resolution of the parent corporation's board is adopted in the case of a merger under section 711 not requiring shareholder vote under section 713.

          (b) A transaction described in subsection (1)(a) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the merger or any combination thereof.

          (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the share exchange or any combination thereof.

          (d) A transaction described in subsection (1)(c) that is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of closing of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision (a) on the date of closing or any combination thereof.

          (3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

          (4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

450.1763 Rights of partial dissenter; assertion of dissenters' rights by beneficial shareholder.

Sec. 763.

          (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

          (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply:

          (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

          (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

450.1764 Corporate action creating dissenters' rights; vote of shareholders; notice.

Sec. 764.

          (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.

          (2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.

450.1765 Notice of intent to demand payment for shares.

Sec. 765.

          (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.

          (2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment for his or her shares under this act.

450.1766 Dissenters' notice; delivery to shareholders; contents.

Sec. 766.

          (1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.

          (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:

          (a) State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.

          (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.

          (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.

450.1767 Duties of shareholder sent dissenter's notice; retention of rights; failure to demand payment or deposit share certificates.

Sec. 767.

          (1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.

          (2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

          (3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.

450.1768 Restriction on transfer of shares without certificates; retention of rights.

Sec. 768.

          (1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.

          (2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

450.1769 Payment by corporation to dissenter; accompanying documents.

Sec. 769.

          (1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

          (2) The payment must be accompanied by all of the following:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the latest interim financial statements.

          (b) A statement of the corporation's estimate of the fair value of the shares.

          (c) An explanation of how the interest was calculated.

          (d) A statement of the dissenter's right to demand payment under section 772.

450.1770 Return of deposited certificates and release of transfer restrictions; effect of corporation taking proposed action.

Sec. 770.

          (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.

          (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.

450.1771 Election to withhold payment from dissenter; offer to pay estimated fair value of shares, plus accrued interest; statements; explanation.

Sec. 771.

          (1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).

          (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 772.

450.1772 Demand for payment of dissenter's estimate or rejection of corporation's offer and demand for payment of fair value and interest due; waiver.

Sec. 772.

          (1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:

          (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

          (b) The corporation fails to make payment under section 769 within 60 days after the date set for demanding payment.

          (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.

          (2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

450.1773 Petitioning court to determine fair value of shares and accrued interest; failure of corporation to commence proceeding; venue; parties; service; jurisdiction; appraisers; discovery rights; judgment.

Sec. 773.

          (1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          (2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.

          (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

          (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

          (5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

450.1773a Referee; appointment; powers; compensation; duties; objections to report; application to court for action; adoption, modification, or recommitment of report; further evidence; judgment; review.

Sec. 773a.

          (1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:

          (a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.

          (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.

          (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.

          (d) To place witnesses under oath and to examine witnesses.

          (e) To provide for the taking of testimony by deposition.

          (f) To regulate the course of the proceeding.

          (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.

          (2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.

          (3) The referee shall do all of the following:

          (a) Make a record and reporter's transcript of the proceeding.

          (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.

          (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.

          (4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

450.1774 Costs of appraisal proceeding.

Sec. 774.

          (1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.

          (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.

          (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

TABLE OF CONTENTS
INTRODUCTION AND SUMMARY	1
Introduction	1
The Companies	2
Summary of Certain Aspects of the Merger	3
Market Value of Shares	5
Selected Unaudited Financial Data	6
Comparative Per Share Data	8
RISK FACTORS	10
Risks Associated with the Merger and ChoiceOne Common Stock	10
Risks Related to ChoiceOne's Business	11
GENERAL PROXY INFORMATION	16
Voting by Proxy	16
Proxy Solicitation	16
Expenses	16
Shareholder Proposals	16
Vote Required for Approval	17
THE MERGER	18
Background of the Merger	18
Reasons for the Merger	18
Summary of the Terms of the Merger	19
Cessation of Shareholder Status and Distribution of ChoiceOne Common Stock	19
Management After the Merger	20
Effective Time of the Merger	21
Business of ChoiceOne and Valley Ridge Pending the Merger	21
Conditions to the Merger and Abandonment	21
Termination Fee after Business Combination	23
Description of ChoiceOne Common Stock	23
Provisions Affecting Control of ChoiceOne	24
Comparison of Rights of ChoiceOne Shareholders and Valley Ridge Shareholders to Rights of Shareholders in the Combined Organization	26
Indemnification and Limitation of Liability	27
Resales by Affiliates	29
Accounting Treatment	30
Material Federal Income Tax Consequences of the Merger	30
Fairness Opinion of Donnelly Penman & Partners	32
Unaudited Pro Forma Condensed Combined Financial Statements	37
THE BUSINESS OF BANKING	47
Competition	47
Supervision and Regulation	47
Environmental Regulations	48
INFORMATION ABOUT CHOICEONE FINANCIAL SERVICES, INC.	49
Business	49
Properties	56
Legal Proceedings	56
Market for and Dividends on ChoiceOne Common Stock	57
Management's Discussion and Analysis of Financial Condition and Results of Operations	59
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	76
Consolidated Financial Statements	78
INFORMATION ABOUT VALLEY RIDGE FINANCIAL CORP	111
Business	111
Properties	117
Legal Proceedings	117
Market for Common Stock and Dividends	117
Management's Discussion and Analysis or Plan of Operation	118
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	134
Consolidated Financial Statements	135
RIGHTS OF DISSENTING SHAREHOLDERS	167
VOTING AND MANAGEMENT INFORMATION	169
Voting Securities and Principal Shareholders of ChoiceOne	169
Five Percent Shareholders	170
Voting Securities and Principal Shareholders of Valley Ridge	170
Directors and Executive Officers	172
Compensation of Executive Officers and Directors of ChoiceOne	174
Compensation of Executive Officers and Directors of Valley Ridge	178
Certain Relationships and Related Transactions	181
Interests of Certain Persons	181
GENERAL INFORMATION	183
Experts	183
Sources of Information	183
REPORTS TO SHAREHOLDERS	183
APPENDIX A - AGREEMENT AND PLAN OF MERGER	A-1
APPENDIX B - OPINION OF DONNELLY PENMAN & PARTNERS	B-1
APPENDIX C - MICHIGAN BUSINESS CORPORATION ACT SECTIONS 761-774, AS AMENDED	C-1

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

          ChoiceOne's Restated Articles of Incorporation require it to indemnify directors and executive officers of ChoiceOne to the fullest extent now or in the future permitted by the Michigan Business Corporation Act (the "MBCA") in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of the corporation, a subsidiary or otherwise) arising out of his or her service to ChoiceOne, a subsidiary or to another organization at the request of ChoiceOne or a subsidiary. In addition, ChoiceOne's Restated Articles of Incorporation permit it to indemnify persons who are not directors or executive officers of ChoiceOne to the extent authorized by its Bylaws, resolution of the Board of Directors or contractual agreement authorized by the Board of Directors.

          ChoiceOne's Bylaws permit ChoiceOne to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of ChoiceOne), whether civil, criminal, administrative, or investigative and whether formal or informal, by reason of the fact that the person is or was a director, officer, employee, or agent of ChoiceOne or is or was serving at the request of ChoiceOne as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, against expenses (including attorney fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of ChoiceOne or its shareholders and, with respect to a criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

          In addition, ChoiceOne's ability to indemnify its directors and officers or other persons is determined, to an extent, by the MBCA. The following is a summary of the applicable provisions of the MBCA:

          Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. That statute provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          Indemnification of expenses (including attorneys' fees) and amounts paid in settlement is permitted in derivative actions, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, he or she shall be indemnified against actual and reasonable expenses (including attorneys' fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.

          A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made by a majority vote of a quorum of the board of directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than 2 disinterested directors, by independent legal counsel, by all "independent directors" not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders.

          Under the MBCA, a corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee or agent who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if (i) the person furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and (ii) the person furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, which undertaking need not be secured.

          The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation's articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

          The MBCA permits ChoiceOne to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with ChoiceOne, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, ChoiceOne maintains such insurance on behalf of its directors, officers and employees.

Item 21.  Exhibits and Financial Statement Schedules.

          (a)          Exhibits. The following exhibits are filed as part of this Registration Statement:
Exhibit	Document
2

Agreement and Plan of Merger between ChoiceOne Financial Services, Inc. and Valley Ridge Financial Corp. dated April 25, 2006 (attached as Appendix A to the Prospectus and Proxy Statement, which is part of this registration statement on Form S-4, and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of ChoiceOne. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

3.2

Bylaws of ChoiceOne as currently in effect and any amendments thereto. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2003. Here incorporated by reference.

4

Advances, Pledge and Security Agreement between ChoiceOne Bank and the Federal Home Loan Bank of Indianapolis. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2001. Here incorporated by reference.

5*	Opinion of Counsel Regarding the Legality of the Securities Being Registered.

8*	Opinion of Counsel Regarding Certain Tax Matters.

10.1	Agreement with James A. Bosserd. Previously filed as an exhibit to ChoiceOne's Form 10-Q Quarterly Report for the quarter ended March 31, 2002. Here incorporated by reference.

10.2	Amended and Restated Executive Stock Incentive Plan. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

10.3	Directors' Stock Purchase Plan. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2003. Here incorporated by reference.

10.4*	Form of Agreement with James A. Bosserd.

10.5*	Form of Agreement with Richard L. Edgar.

10.6*	Form of Agreement with Michael E. McHugh.

10.7*	Form of Agreement with Ronald Hansen.

10.8*	Form of Agreement with Robert Karpinski.

16	Letter regarding Change in Certifying Accountant. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

21	Subsidiaries of ChoiceOne. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

23.1	Consent of Crowe Chizek and Company LLC - Former Independent Registered Public Accounting Firm for ChoiceOne Financial Services, Inc.

23.2	Consent of Crowe Chizek and Company LLC - Former Independent Accounting Firm for Valley Ridge Financial Corp.

23.3	Consent of Rehmann Robson - Current Independent Accounting Firm for Valley Ridge Financial Corp.

23.4*	Consent of Warner Norcross & Judd LLP (included in Exhibits 5 and 8 and here incorporated by reference).

Exhibit	Document

23.5*

Consent of Donnelly Penman & Partners (included in its opinion that is attached as Appendix B to the Prospectus and Proxy Statement, which is part of this registration statement on Form S-4, and incorporated herein by reference).

24	Powers of Attorney.

99.1	Form of Proxy of Valley Ridge Financial Corp.

99.2*	Report of Crowe Chizek and Company LLC dated February 9, 2005 - Independent Auditors Valley Ridge Financial Corp. for the year ended December 31, 2004.
_____________________
*          Previously filed.

          (b)          Financial Statements and Schedules.

          All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission have been omitted because they either are not required under the related instructions or the required information has been included in the financial statements of ChoiceOne or notes thereto.

          (c)          Opinions of Financial Advisor.

          The form of opinion of Donnelly Penman & Partners is included as Appendix B to the Prospectus and Proxy Statement.

Item 22.  Undertakings.

          (a)          The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution nor previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)           The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)          The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)          The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (e)          The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (g)          The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus and Proxy Statement pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (h)          The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Sparta, State of Michigan, on September 11, 2006.
ChoiceOne Financial Services, Inc.

*/s/ James A. Bosserd	September 11, 2006
James A. Bosserd President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
*/s/ James A. Bosserd	President and Chief Executive Officer and Director (Principal Executive Officer)	September 11, 2006
James A. Bosserd

/s/ Thomas L. Lampen	Treasurer (Principal Financial and Accounting Officer)	September 11, 2006
Thomas L. Lampen

*/s/ Jon E. Pike	Chairman of the Board and Director	September 11, 2006
Jon E. Pike

/s/ Linda R. Pitsch	Secretary and Director	September 11, 2006
Linda R. Pitsch

*/s/ Frank G. Berris	Director	September 11, 2006
Frank G. Berris

*/s/ William F. Cutler, Jr.	Director	September 11, 2006
William F. Cutler, Jr.

*/s/ Lewis G. Emmons	Director	September 11, 2006
Lewis G. Emmons

*/s/ Stuart Goodfellow	Director	September 11, 2006
Stuart Goodfellow

*/s/ Bruce A. Johnson	Director	September 11, 2006
Bruce A. Johnson

*/s/ Paul L. Johnson	Director	September 11, 2006
Paul L. Johnson

*/s/ Andrew W. Zamiara	Director	September 11, 2006
Andrew W. Zamiara

*By	/s/ Thomas L. Lampen Thomas L. Lampen Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Document
2

Agreement and Plan of Merger between ChoiceOne Financial Services, Inc. and Valley Ridge Financial Corp. dated April 25, 2006 (attached as Appendix A to the Prospectus and Proxy Statement, which is part of this registration statement on Form S-4, and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of ChoiceOne. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

3.2

Bylaws of ChoiceOne as currently in effect and any amendments thereto. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2003. Here incorporated by reference.

4

Advances, Pledge and Security Agreement between ChoiceOne Bank and the Federal Home Loan Bank of Indianapolis. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2001. Here incorporated by reference.

5*	Opinion of Counsel Regarding the Legality of the Securities Being Registered.

8*	Opinion of Counsel Regarding Certain Tax Matters.

10.1	Agreement with James A. Bosserd. Previously filed as an exhibit to ChoiceOne's Form 10-Q Quarterly Report for the quarter ended March 31, 2002. Here incorporated by reference.

10.2	Amended and Restated Executive Stock Incentive Plan. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

10.3	Directors' Stock Purchase Plan. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2003. Here incorporated by reference.

10.4*	Form of Agreement with James A. Bosserd.

10.5*	Form of Agreement with Richard L. Edgar.

10.6*	Form of Agreement with Michael E. McHugh.

10.7*	Form of Agreement with Ronald Hansen.

10.8*	Form of Agreement with Robert Karpinski.

16	Letter regarding Change in Certifying Accountant. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

21	Subsidiaries of ChoiceOne. Previously filed as an exhibit to ChoiceOne's Form 10-K Annual Report for the year ended December 31, 2005. Here incorporated by reference.

23.1	Consent of Crowe Chizek and Company LLC - Former Independent Registered Public Accounting Firm for ChoiceOne Financial Services, Inc.

23.2	Consent of Crowe Chizek and Company LLC - Former Independent Accounting Firm for Valley Ridge Financial Corp.

23.3	Consent of Rehmann Robson - Current Independent Accounting Firm for Valley Ridge Financial Corp.

23.4*	Consent of Warner Norcross & Judd LLP (included in Exhibits 5 and 8 and here incorporated by reference).

Exhibit	Document

23.5*

Consent of Donnelly Penman & Partners (included in its opinion that is attached as Appendix B to the Prospectus and Proxy Statement, which is part of this registration statement on Form S-4, and incorporated herein by reference).

24	Powers of Attorney.

99.1	Form of Proxy of Valley Ridge Financial Corp.

99.2*	Report of Crowe Chizek and Company LLC dated February 9, 2005 - Independent Auditors Valley Ridge Financial Corp. for the year ended December 31, 2004.
_____________________
*          Previously filed.